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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS GLAUKOS CORPORATION

As filed with the Securities and Exchange Commission on June 23, 2015.

Registration No. 333-204091

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
to

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

GLAUKOS CORPORATION
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3841 (Primary Standard Industrial Classification Code Number)	33-0945406 (I.R.S. Employer Identification No.)

26051 Merit Circle, Suite 103
Laguna Hills, California 92653
(949) 367-9600
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Thomas W. Burns
President & Chief Executive Officer
26051 Merit Circle, Suite 103
Laguna Hills, California 92653
(949) 367-9600
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Yvan-Claude Pierre Michael Sanders Marianne Sarrazin Reed Smith LLP 1901 Avenue of the Stars, Suite 700 Los Angeles, California 90067-6078 Telephone: (310) 734-5200	Charles K. Ruck B. Shayne Kennedy Latham & Watkins LLP 650 Town Center Drive, 20th Floor Costa Mesa, California 92626-1925 Telephone: (714) 540-1235

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.    ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)

Common stock, $0.001 par value per share	6,900,000	$17.00	$117,300,000	$13,630

(1)
Includes an additional 900,000 shares that the underwriters have the option to purchase.

(2)
Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.

(3)
The Registrant previously paid $10,740 of the registration fee in connection with prior filings of this registration statement.

          The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated June 23, 2015

Prospectus

6,000,000 Shares

Common Stock

        This is the initial public offering of common stock of Glaukos Corporation. We are offering 6,000,000 shares of our common stock. We anticipate the initial public offering price will be between $16.00 and $17.00 per share.

        Prior to this offering, there has been no public market for our common stock. Our common stock has been approved for listing on the New York Stock Exchange under the symbol "GKOS."

        We are an "emerging growth company" as that term is used in the Jumpstart Our Business Startups Act of 2012 and under applicable Securities and Exchange Commission rules and have elected to take advantage of certain reduced public company reporting requirements for this prospectus and future filings.

	Per share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to Glaukos Corporation, before expenses	$	$

(1)
See "Underwriting" for additional disclosure regarding underwriting discounts, commissions and estimated offering expenses.

        We have granted the underwriters a 30-day option to purchase up to an additional 900,000 shares of common stock, at the initial public offering price, less underwriting discounts and commissions.

        Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 13.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The underwriters expect to deliver the shares of common stock to investors on or about                , 2015.

J.P. Morgan	BofA Merrill Lynch	Goldman, Sachs & Co.

William Blair	Cantor Fitzgerald & Co.

                , 2015

        You should rely only on the information contained in this prospectus and any free writing prospectus we have prepared in connection with this offering. Neither we nor the underwriters have authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

        Until                    , 2015 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

 FOR INVESTORS OUTSIDE OF THE UNITED STATES

        Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

i

 PROSPECTUS SUMMARY

        The items in the following summary are described in more detail later in this prospectus. This summary provides an overview of selected information and does not contain all of the information you should consider before buying our common stock. Therefore, you should read this entire prospectus carefully, especially the sections titled "Risk Factors" beginning on page 13, "Management's Discussion and Analysis of Financial Condition and Results of Operations," beginning on page 66 and our consolidated financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in our common stock. In this prospectus, unless the context otherwise requires, references to "we," "us," "our," or "Glaukos" refer to Glaukos Corporation and its consolidated subsidiaries.

Overview

        We are an ophthalmic medical technology company focused on the development and commercialization of breakthrough products and procedures designed to transform the treatment of glaucoma, one of the world's leading causes of blindness. We have pioneered Micro-Invasive Glaucoma Surgery, or MIGS, to revolutionize the traditional glaucoma treatment and management paradigm. We launched the iStent, our first MIGS device, in the United States in July 2012 and we are leveraging our platform technology to build a comprehensive and proprietary portfolio of micro-scale injectable therapies designed to address the complete range of glaucoma disease states and progression. We believe the iStent is the smallest medical device ever approved by the Food and Drug Administration, or FDA, measuring 1.0 mm long and 0.33 mm wide.

        Glaucoma is a group of eye diseases characterized by progressive, irreversible and largely asymptomatic vision loss caused by optic nerve damage, which is most commonly associated with elevated levels of pressure within the eye, or intraocular pressure. Elevated intraocular pressure often occurs when aqueous humor, the thin watery fluid that fills the front part of the eye, is not circulating normally and draining properly. Glaucoma is a chronic condition that progresses slowly over long periods of time and can have a devastating impact on a patient's vision and quality of life. Reducing intraocular pressure is the only proven treatment for glaucoma. Glaucoma has traditionally been treated through a range of approaches that often require patients to use multiple types of prescription eye drops for the rest of their lives, and sometimes undergo complex and invasive eye surgery.

        We developed MIGS to address the shortcomings of current glaucoma treatment options. MIGS procedures involve the insertion of a micro-scale device from within the eye's anterior chamber through a small corneal incision. The MIGS device reduces intraocular pressure by restoring the natural outflow pathways for aqueous humor. Based on clinical studies and published reports, we believe MIGS procedures are safer, preserve more eye tissue and result in faster recovery times and fewer complications than invasive glaucoma surgical options.

        The iStent is the first commercially available MIGS treatment solution. FDA-approved for insertion in combination with cataract surgery, the iStent has been shown to lower intraocular pressure in adult patients with mild-to-moderate open-angle glaucoma, which represents the majority of glaucoma cases. The iStent procedure is currently reimbursed by Medicare and a majority of commercial payors and we have sold more than 70,000 iStent devices worldwide as of December 31, 2014.

        We are building a broad portfolio of micro-scale injectable therapies designed to address the complete range of glaucoma disease states and progression, including three innovative pipeline products: the iStent Inject, the iStent Supra and iDose. The iStent Inject includes two stents pre-loaded in an auto-injection inserter. We are developing two versions of this product: the first is currently being studied for lowering intraocular pressure in conjunction with cataract surgery in a U.S. investigational device exemption, or IDE, pivotal trial; the second is currently being studied in an initial U.S. IDE study as a standalone treatment for lowering intraocular pressure. This second version is also capable of making its own self-sealing corneal penetration, potentially offering patient treatment in a minor surgical suite or an in-office setting. The iStent Supra is designed to access an alternative drainage space within the eye where we estimate 20% of aqueous humor outflow occurs, and is now in a U.S. pivotal IDE trial. iDose is an implant that is designed to provide a sustained release of a prostaglandin drug to lower intraocular pressure in glaucoma patients. To validate the safety and efficacy of our iStent products, we are currently conducting 18 prospective clinical trials, including two Phase IV post-approval studies.

        We have built and are continuing to grow our commercial organization, which includes a direct sales force in the United States and Germany, and distribution partners in Europe, Asia Pacific, Canada and other targeted international geographies. In the United States, we sell our products through a direct sales organization that, as of March 31, 2015, consisted of 55 field sales professionals, including regional business managers, sales directors, clinical relations personnel and reimbursement specialists. Our net sales increased from $20.9 million in 2013 to $45.6 million in 2014, and our net losses were $14.2 million and $14.1 million for the years ended December 31, 2013 and 2014, respectively. For the three months ended March 31, 2015, our net sales were $14.7 million, compared to $8.2 million in the same period in 2014, and our net loss was approximately $1.5 million, compared to $4.3 million in the same period in 2014.

Our Market Opportunity

        The global market for the treatment of glaucoma is characterized by large patient populations, significant lifetime treatment expenditures, suboptimal therapies and serious negative impacts on patient quality of life. According to Market Scope, more than 78 million people worldwide have glaucoma, a number it expects to grow to more than 88 million by 2019. This estimate includes approximately 4.2 million people with glaucoma in the United States, growing to 4.7 million by 2019. Market Scope also estimates 2014 global sales of products used to treat glaucoma patients to be approximately $4.9 billion, growing to $6.6 billion by 2019. Despite therapeutic options that attempt to manage disease progression, researchers estimate that 8.4 million people were bilaterally blind from glaucoma in 2010, with this figure forecasted to rise to 11.1 million by 2020.

        Care for glaucoma patients in the United States is administered by many of the approximately 18,700 ophthalmologists who diagnose the disease and provide medical management according to Market Scope. There are approximately 8,400 ophthalmic surgeons in the United States focused on performing cataract or glaucoma procedures. These ophthalmic surgeons perform approximately 3.7 million cataract surgeries annually in the United States according to Market Scope. We believe that approximately 20% of cataract surgeries are performed on patients also diagnosed with open-angle glaucoma and/or ocular hypertension.

Glaucoma Treatment Overview and Limitations

        The traditional treatment of glaucoma encompasses a variety of medication regimens, laser treatments and surgical methods to lower intraocular pressure.

        Multiple clinical trials have shown that vision loss can be minimized with effective medication therapy. However, poor adherence to and lack of persistence with glaucoma medication regimens have been documented in numerous independent studies, which often place the incidence of patient noncompliance up to or above 50%, particularly in patients on two or more prescription eye drops. As a result, despite the availability of medication therapies to combat glaucoma, progressive visual loss and blindness still occur. According to a study published in 2014, 15% of glaucoma patients still progress to blindness within 20 years of diagnosis.

        Laser treatments have been developed to provide an alternative to lifelong medication treatments. Laser procedures are typically performed at an outpatient surgical center and involve the use of lasers to create changes in eye tissue and improve aqueous humor outflow. Ophthalmic surgeons may perform laser procedures as initial treatment, or for patients who are noncompliant with prescription eye drops or whose intraocular pressure is not well controlled by medications. According to Market Scope, selective laser trabeculoplasty, or SLT, is the most frequently performed glaucoma laser procedure in the United States, accounting for approximately 70% of all laser procedures. Although SLT can help to lower intraocular pressure, the procedure's effectiveness often wears off within one to five years, according to the Glaucoma Research Foundation. While a second procedure can be performed, the results of repeated laser surgeries are less predictable than those of the first surgery. Additionally, medication therapy may still be required post-treatment.

        Where medication therapy and laser treatment are unsuccessful in managing glaucoma, invasive surgical procedures such as trabeculectomies or implantation of tube shunts are performed, usually as outpatient procedures. In a trabeculectomy, the surgeon cuts open the conjunctiva and sclera to create flaps, and removes a plug of scleral tissue and sometimes a portion of the trabecular meshwork to create an opening into the anterior chamber. The conjunctiva and sclera flaps are sutured back down and a small blister, or bleb, is created between the conjunctiva and sclera. The surgery results in a new drainage channel that allows increased outflow of aqueous humor into the bleb. Implantations of tube shunts are generally reserved for eyes in which a trabeculectomy has failed or has a poor likelihood of success. A tube shunt surgery is similar to a trabeculectomy, except that the device's tube is inserted through the scleral channel to maintain the channel, and the device's reservoir end is placed deep under the conjunctiva to maintain the drainage space. While invasive glaucoma surgery often leads to significant reductions in intraocular pressure, it is associated with high long-term failure rates, long recovery times and significant complication risks. Additionally, as with laser treatment, the effects may dissipate over time, requiring additional procedures, and medication therapy may still be required post-treatment.

        We believe that because of the limitations of medications, laser and invasive surgical therapies, many glaucoma patients remain undertreated. Therefore, an opportunity exists to serve these undertreated patients by providing a more effective option to address and improve their prognosis and quality of life.

Our Solution

        We pioneered the development of MIGS in order to address the shortcomings of current pharmaceutical and surgical options, and in doing so have established an entirely new market segment within the global glaucoma marketplace. We believe that by using our core competencies to develop, manufacture and obtain regulatory approval for products incorporating our proprietary technologies, we have created a platform capable of disrupting and revolutionizing the traditional glaucoma treatment and management paradigm.

        In contrast to invasive surgical approaches, MIGS procedures access the anterior chamber of the eye through small corneal incisions or penetrations. MIGS procedures reduce intraocular pressure by restoring the natural physiologic pathways for aqueous humor outflow. Based on clinical studies and published reports, we believe MIGS procedures are safer, preserve more eye tissue and result in faster recovery times and fewer complications than invasive glaucoma surgical options.

        We launched our first micro-scale MIGS treatment solution, the iStent, in the United States following FDA approval in June 2012. We believe the iStent represents the next generation in glaucoma surgical innovation and it is the first FDA-approved surgical device available for insertion in conjunction with cataract surgery for the reduction of intraocular pressure in adult patients with mild-to-moderate open-angle glaucoma. The iStent is a micro-bypass stent inserted through the small corneal incision made during cataract surgery and placed into Schlemm's canal, a circular channel in the eye that collects aqueous humor and delivers it back into the bloodstream. Once inserted, the iStent improves aqueous humor outflow while fitting naturally within Schlemm's canal. The iStent has been clinically proven to decrease intraocular pressure when inserted in combination with cataract surgery.

        We believe the iStent provides numerous advantages over medication therapies and invasive surgical options. The device addresses a significant unmet need for a durable and effective glaucoma treatment that can be utilized at the earliest stages of glaucoma diagnosis to reduce intraocular pressure. These iStent advantages include:

        Reduces intraocular pressure.    In the pivotal U.S. clinical trial, after one year, 68% of mild-to-moderate open-angle glaucoma patients who received the iStent in combination with cataract surgery remained medication free while sustaining target intraocular pressures of ≤21 mm Hg, a level consistent with normal, non-glaucomatous eyes. In the same trial, 64% of patients who received the iStent remained medication free while sustaining a mean intraocular pressure reduction of 20% compared to baseline.

        Facilitates compliance, convenience.    The iStent is designed to establish continuous outflow of aqueous fluid for sustained reductions in intraocular pressure. This mechanism is intended to assure uninterrupted therapy, thus overcoming the primary limitation of patient noncompliance to prescribed eye drop regimens. By reducing intraocular pressure on a sustained basis, iStent efficacy does not depend on patients remembering to use their prescription eye drops.

        Safe procedure and rapid recovery.    Clinical studies have demonstrated that inserting the iStent in combination with cataract surgery yields an overall safety profile and recovery rate similar to cataract surgery alone, a surgery that has minimal complications and is the most commonly performed ophthalmic procedure today. The iStent procedure is not associated with the complication risks of invasive glaucoma surgery, and it also spares conjunctival tissue, or the clear skin that covers the sclera, enabling rapid recovery and preserving the potential for future glaucoma treatment options.

        Broad segment of ophthalmic practitioners can perform procedure.    Because the iStent procedure is straightforward, a broad segment of ophthalmic surgeons can effectively perform the MIGS procedure to insert an iStent. We believe this characteristic increases the procedure's appeal and utilization as an early and effective treatment option for ophthalmic surgeons.

Our Pipeline

        Our research and development goal is to leverage our core capabilities in MIGS-based design and development to create a full portfolio of micro-scale injectable therapies for glaucoma management. We have developed a series of innovative products, in varying stages of development, that are designed to expand market penetration and adoption, further enhance ease of use for surgeons, reach a wider glaucoma patient population and broaden our offering for glaucoma management in order to address the complete range of glaucoma disease states and progression:

        iStent Inject Trabecular Micro-Bypass Stent.    The iStent Inject is approximately one-third the size of the iStent and relies on a similar method of action to improve aqueous humor outflow and reduce intraocular pressure. Packaged in a two-stent, preloaded, auto-inject mechanism, the iStent Inject allows the surgeon to inject these stents into multiple trabecular meshwork locations through a single corneal entry with the goal of achieving greater intraocular pressure reduction.

        iStent Supra Suprachoroidal Micro-Bypass Stent.    The iStent Supra is designed to reduce intraocular pressure by accessing the eye's suprachoroidal space, an area in the eye where we estimate 20% of its total aqueous outflow occurs. We believe that the iStent Supra device could be used alone to lower intraocular pressure or in combination with the iStent or iStent Inject to achieve even lower intraocular pressure in patients with progressive or more advanced open-angle glaucoma.

        iDose.    The iDose is a targeted injectable drug delivery implant that uses our micro-scale platform. The iDose implant is designed to be pre-loaded into a small-gauge needle and injected into the eye via a self-sealing corneal needle penetration, where it is securely attached within the eye. The iDose delivers a prostaglandin directly into the anterior chamber of the eye to provide reduction of intraocular pressure over sustained periods of time.

Success Factors

        We attribute our success to the following:

  •
  Established large and growing market for glaucoma management.  According to Market Scope, more than 78 million people worldwide have glaucoma and this number is estimated to grow to more than 88 million by 2019 due to aging populations. The glaucoma patient population is served by an established channel of ophthalmologists and ophthalmic surgeons.

  •
  Disruptive technology platform.  The iStent is the first and only FDA-approved MIGS treatment solution available in the U.S. market, which we believe provides us a significant first mover advantage over future competitors.

  •
  Broad coverage and reimbursement.  We secured temporary Category III Current Procedural Terminology codes to describe the insertion of MIGS devices. We believe that Medicare coverage and existing coverage by third-party payors combined represents approximately 90% of our current target patient population. All Medicare Administrative Contractors currently provide coverage for the iStent procedure, and we have secured coverage and reimbursement for the iStent procedure for more than 76% of individuals covered by private U.S. commercial payors.

  •
  Key early commercial and operational investments.  We invested substantial resources on a focused and controlled initial U.S. launch of the iStent, invested in activities to optimize reimbursement before our product was launched, and invested early in efficient manufacturing processes that to date have resulted in an uninterrupted product supply and an efficient cost structure.

  •
  Innovative intellectual property protected by a comprehensive patent portfolio.  We have approximately 180 issued patents, pending patent applications and exclusively licensed patents and patent applications in certain fields of use, with a variety of claims related to devices and methods for treating glaucoma through procedures initiated from within the anterior chamber of the eye.

  •
  Proven management team.  Our senior management team has over 100 combined years of ophthalmology experience to implement our strategy and growth plans.

Our Growth Strategy

        Our goal is to maintain our MIGS leadership position in the development and commercialization of breakthrough micro-scale injectable therapies that transform the management of glaucoma. We plan to leverage our first mover advantage with the following growth strategies:

  •
  Establish MIGS as the standard of care for open-angle glaucoma patients;

  •
  Increase domestic adoption of iStent by expanding our sales force and reimbursement;

  •
  Secure FDA approvals with expanded indications for our pipeline iStent products;

  •
  Develop and commercialize our drug delivery product pipeline; and

  •
  Expand the global reach of our MIGS-based technology platform.

Summary Risks Associated With Our Business

        An investment in our securities involves a high degree of risk. Our ability to implement our business strategy is subject to numerous risks that you should be aware of before making an investment decision. You should consider carefully the risks below and described more fully in the section entitled "Risk Factors" immediately following this prospectus summary. These risks include, among others:

  •
  We have incurred significant losses since inception, including an accumulated deficit of $160.3 million as of March 31, 2015, and we expect to incur significant losses for the foreseeable future. There can be no guarantee as to when, if ever, we may be able to achieve or sustain profitability. As a result of our recurring losses from operations and ongoing negative cash flows, our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements as of, and for the year ended, December 31, 2014, describing the existence of substantial doubt about our ability to continue as a going concern;

  •
  Substantially all of our net sales are generated from sales of the iStent, which has a limited commercial history, and we are completely dependent on its success. We rely heavily upon sales in the United States, which comprised 94.2% and 92.8% of our net sales for the year ended December 31, 2014 and three months ended March 31, 2015, respectively. If the iStent or our other products under development fail to gain widespread market acceptance, our business will suffer;

  •
  We have limited experience marketing and selling the iStent. If our current investment in the expansion of our sales and marketing infrastructure does not lead to an increase in market penetration or acceptance of our products, we may not achieve sufficient net sales growth to become profitable;

  •
  We face manufacturing risks that may adversely affect our ability to manufacture products and could reduce our gross margins and negatively affect our operating results;

  •
  We depend on a limited number of third-party suppliers for certain components, and the loss of any of these suppliers, or their inability to provide us with an adequate supply of materials, could harm our business;

  •
  The safety and efficacy of the iStent and our other products are not yet supported by long-term clinical data in large numbers of patients. Ophthalmic surgeons may not use our products if they do not believe they are safe, efficient, effective and preferable alternatives to other treatment solutions in the market;

  •
  We operate primarily at a facility in a single location and any crippling accident, a force majeure event or disruption at this facility could materially affect our ability to operate and produce saleable products and could shut down our manufacturing capacity for an extended period;

  •
  Failure to secure and maintain adequate coverage or reimbursement by third-party payors in the United States for procedures using the iStent or our other products in development, or changes in current coverage or reimbursement, could materially impact our net sales and future growth;

  •
  The medical device industry is highly competitive and subject to rapid technological change. If our competitors are better able to develop and market products that are safer, more effective, less costly or otherwise more attractive than the iStent or any new products that we may develop, our commercial opportunity may be reduced or eliminated; and

  •
  Our iDose implant will be regulated as a drug and be subject to a different regulatory approval process than our other products in development. iDose is in early stages of development and may never be commercialized.

        For further discussion of these and other risks you should consider before making an investment in our common stock, see "Risk Factors" immediately following this prospectus summary.

Emerging Growth Company Status

        We are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies," including, but not limited to: presenting only two years of audited financial statements in addition to any required unaudited interim financial statements with correspondingly reduced "Management's Discussion and Analysis of Financial Condition and Results of Operations" disclosure in this prospectus; not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002; having reduced disclosure obligations regarding executive compensation in our periodic reports and proxy or information statements; being exempt from the requirements to hold a non-binding advisory vote on executive compensation or seek stockholder approval of any golden parachute payments not previously approved; and not being required to adopt certain accounting standards until those standards would otherwise apply to private companies.

        Although we are still evaluating our options under the JOBS Act, we may take advantage of some or all of the reduced regulatory and reporting requirements that will be available to us so long as we qualify as an "emerging growth company" and thus the level of information we provide may be different than that of other public companies. If we do take advantage of any of these exemptions, some investors may find our securities less attractive, which could result in a less active trading market for our common stock, and our stock price may be more volatile. As an "emerging growth company" under the JOBS Act, we are permitted to delay the adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. However, we are electing not to take advantage of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to not take advantage of the extended transition period for complying with new or revised accounting standards is irrevocable.

        We could remain an "emerging growth company" until the earliest to occur of:

  •
  the last day of the fiscal year following the fifth anniversary of this offering;

  •
  the last day of the first fiscal year in which our annual gross revenues exceed $1 billion;

  •
  the day we are deemed to be a "large accelerated filer" as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, which would occur if the market value of our common stock held by non-affiliates exceeded $700 million as of the last business day of the second fiscal quarter of such fiscal year; and

  •
  the date on which we have issued more than $1 billion in non-convertible debt securities during the preceding three-year period.

Corporate History and Information

        We were incorporated in Delaware in July 1998 and commenced operations in 2001. Our principal executive offices are located at 26051 Merit Circle, Suite 103, Laguna Hills, California 92653. Our telephone number is (949) 367-9600. Our website address is www.glaukos.com. Information contained on our website is not incorporated by reference into this prospectus, and should not be considered to be part of this prospectus.

Trademarks

        We use Glaukos, our logo, iStent, iStent Inject, iStent Supra, iDose, MIGS and other marks as trademarks. This prospectus contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork and other visual displays, may appear without the ® or ™ symbols, but such references are not intended to indicate in any way that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other entities' trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other entity.

 The Offering

Common stock offered by us	6,000,000 shares
Common stock to be outstanding after this offering	30,358,404 shares (or 31,258,404 shares if the underwriters exercise their option to purchase additional shares in full)
Underwriters' option to purchase additional shares	900,000 shares
Use of proceeds

We intend to use the net proceeds from this offering to hire additional sales, marketing and customer service personnel and expand marketing programs both in the United States and outside the United States; to fund clinical studies evaluating our pipeline of products under development and regulatory approvals for such products; for the purchase of the glaucoma-related intellectual property and other assets from our affiliate DOSE Medical Corporation; and the remainder for working capital and other general corporate purposes. Accordingly, our management will have broad discretion in using the net proceeds from this offering. See "Use of Proceeds" beginning on page 56 for a more complete description of the intended use of proceeds from this offering.

Risk factors	You should read the "Risk Factors" section of this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.
Proposed New York Stock Exchange symbol	"GKOS"

        The number of shares of common stock to be outstanding following this offering is based on 24,358,404 shares of common stock outstanding as of March 31, 2015, and excludes:

  •
  5,583,110 shares of common stock issuable upon exercise of options outstanding as of March 31, 2015 at a weighted average exercise price of $4.09 per share, 3,965,299 of which were exercisable and 3,436,885 of which were fully vested and no longer subject to a repurchase right;

  •
  387,000 shares of common stock issuable upon exercise of options granted after March 31, 2015, at a weighted average exercise price of $7.575 per share, none of which are currently exercisable;

  •
  11,298 shares of common stock issuable upon exercise of warrants to purchase common stock outstanding as of March 31, 2015, at an exercise price of $8.85 per share;

  •
  4,500,000 shares of common stock reserved for future grants under our 2015 Omnibus Incentive Compensation Plan, which will become effective immediately prior to the date of this prospectus, as well as any automatic increases in the shares of common stock reserved for future issuance under the 2015 Omnibus Incentive Compensation Plan; and

  •
  450,000 shares of common stock reserved for future issuance under our 2015 Employee Stock Purchase Plan, which will become effective in connection with this offering, as well as any automatic increases in the shares of common stock reserved for future issuance under the 2015 Employee Stock Purchase Plan.

        Unless otherwise indicated, all information in this prospectus gives effect to a 1 for 2.5 reverse stock split of our outstanding common stock and preferred stock effected on June 11, 2015 and assumes the following:

  •
  the automatic conversion of all outstanding shares of our convertible preferred stock as of March 31, 2015 into an aggregate of 21,642,043 shares of common stock in connection with the closing of this offering;

  •
  the issuance of 68,395 shares of our common stock upon the net exercise of outstanding warrants to acquire shares of our Series D convertible preferred stock as of March 31, 2015, assuming an initial public offering price of $16.50 per share, the mid-point of the price range as reflected on the cover page of this prospectus, which will occur immediately prior to the closing of this offering;

  •
  the filing of our restated certificate of incorporation immediately upon the closing of this offering; and

  •
  no exercise by the underwriters of their option to purchase 900,000 additional shares of common stock.

 Summary Financial Data

        The following table sets forth our summary financial data for the periods indicated. We derived the following statements of operations data for the years ended December 31, 2013 and 2014 from our audited consolidated financial statements included elsewhere in this prospectus and we derived the following statements of operations data for the three months ended March 31, 2014 and 2015 and the balance sheet data as of March 31, 2015 from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements included in this prospectus and include, in our opinion, all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the financial information in those statements.

        The following summary financial data should be read in conjunction with, and is qualified in its entirety by reference to, the information included under the headings "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of operating results for any future period and the results for the three months ended March 31, 2015 are not necessarily indicative of operating results that may be expected for the full year.

	Year Ended December 31,		Three Months Ended March 31,
(amounts in thousands, except per share amounts)	2013	2014	2014	2015
			(Unaudited)
Statements of Operations Data:
Net sales	$20,946	$45,587	$8,249	$14,666
Cost of sales	2,535	11,418	1,944	2,794

Gross profit	18,411	34,169	6,305	11,872
Operating expenses:
Selling, general and administrative	17,098	28,135	5,948	7,816
Research and development	15,511	19,205	4,383	5,240

Total operating expenses	32,609	47,340	10,331	13,056

Loss from operations	(14,198)	(13,171)	(4,026)	(1,184)
Total other expense, net	(23)	(868)	(311)	(278)
Provision for income taxes	6	18	2	—

Net loss	$(14,227)	$(14,057)	(4,339)	(1,462)
Net loss attributable to noncontrolling interest	$(1,588)	$(1,931)	(382)	(496)

Net loss attributable to common stockholders	$(12,639)	$(12,126)	$(3,957)	$(966)

Net loss per share, basic and diluted, attributable to common stockholders	$(6.21)	$(5.29)	$(1.83)	$(0.40)

Weighted average shares used to compute basic and diluted net loss per share attributable to common stockholders	2,036	2,294	2,168	2,410

Pro forma net loss per share, basic and diluted (unaudited), attributable to common stockholders(1):		$(0.51)		$(1.04)

Weighted average shares used to compute pro forma net loss per share, basic and diluted (unaudited), attributable to common stockholders(1) :		23,920		24,961

(1)
See Note 2 to our consolidated financial statements for an explanation of the method used to calculate basic and diluted net loss and pro forma net loss per share attributable to common stockholders.

	As of March 31, 2015
(amounts in thousands)	Actual	Pro forma(1)	Pro forma as adjusted(2)(3)
		(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$4,239	$4,239	$78,109
Working capital (deficit)	(4,916)	(4,916)	68,954
Total assets	28,253	28,253	102,123
Stock warrant liability	441	53	53
Total liabilities	32,607	32,219	32,219
Convertible preferred stock	157,379	—	—
Additional paid-in capital	8,787	166,537	255,401
Total stockholders' (deficit) equity	(151,632)	6,135	69,904
Noncontrolling interest	(10,101)	(10,101)	—
Total (deficit) equity	(161,733)	(3,966)	69,904

(1)
Gives effect to (i) the automatic conversion of all outstanding shares of convertible preferred stock into an aggregate of 21,642,043 shares of common stock in connection with the closing of this offering, (ii) the issuance of 68,395 shares of our common stock upon the net exercise of outstanding warrants to acquire our Series D convertible preferred stock, assuming an initial public offering price of $16.50 per share, the mid-point of the price range as reflected on the cover page of this prospectus, which will occur upon the closing of this offering and (iii) the reclassification of our preferred stock warrant liability to additional paid-in-capital upon the closing of this offering.

(2)
Reflects, in addition to the pro forma adjustments set forth above, (i) the sale by us of 6,000,000 shares of common stock in this offering at an assumed initial public offering price of $16.50 per share, the mid-point of the price range as reflected on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (ii) the purchase of the glaucoma-related intellectual property and other assets from DOSE Medical Corporation.

(3)
A $1.00 increase (decrease) in the assumed initial public offering price of $16.50 per share, the mid-point of the price range as reflected on the cover page of this prospectus, would increase (decrease) each of pro forma as adjusted cash and cash equivalents, working capital, total assets, additional paid-in capital, total stockholders' equity and total equity by approximately $5.6 million, assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A 1.0 million share increase (decrease) in the number of shares offered by us would increase (decrease) each of pro forma as adjusted cash and cash equivalents, working capital, total assets, additional paid-in capital, total stockholders' equity and total equity by approximately $15.3 million after deducting estimated underwriting discounts and commissions and any estimated offering expenses payable by us.

RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including our financial statements and related notes, before deciding whether to purchase shares of our common stock. If any of the following risks are realized, our business, financial condition, results of operations and prospects could be materially and adversely affected. In that event, the price of our common stock could decline and you could lose part or all of your investment.

Risks Related to Our Business

We have incurred significant losses since inception and there can be no guarantee as to when, if ever, we may be able to achieve or sustain profitability.

        Since inception in July 1998, we have incurred significant operating losses. For the years ended December 31, 2013 and 2014 and for the three months ended March 31, 2015, we had net losses of $14.2 million, $14.1 million and $1.5 million, respectively. As of March 31, 2015, we had an accumulated deficit of approximately $160.3 million. Losses have resulted principally from costs incurred in our clinical trial, research and development programs and from our general and administrative expenses. To date, we have financed our operations primarily through the private placement of our preferred equity securities, debt financing through a credit line and, more recently, sales of the iStent. We have devoted substantially all of our resources to the research and development of our products, the commercial launch of the iStent, the development of our proprietary sales network, and the assembly of a management team to build our business.

        To implement our business strategies we need to, among other things, grow our sales and marketing infrastructure to increase market acceptance of the iStent and any other products that receive Food and Drug Administration, or FDA, approval, fund ongoing research and development activities, expand our manufacturing capabilities, and obtain regulatory clearance or approval to commercialize our existing products in international markets or to commercialize those currently under development in the United States and internationally. As a result, we expect our expenses to increase significantly as we pursue these objectives. The extent of our future operating losses and the timing of profitability are highly uncertain, especially given that we only recently began commercializing the iStent, which makes forecasting our sales more difficult. We will need to generate significant additional net sales to achieve and maintain profitability, and even if we achieve profitability, we cannot be sure that we will remain profitable for any substantial period of time. Our failure to achieve or sustain profitability could have an adverse effect on the value of our common stock.

        As a result of our recurring losses from operations and ongoing negative cash flows, our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements as of, and for the year ended, December 31, 2014, describing the existence of substantial doubt about our ability to continue as a going concern. If we are unable to obtain sufficient funding, our business, prospects, financial condition and results of operations will be materially and adversely affected and we may be unable to continue as a going concern. If we are unable to continue as a going concern, we may have to liquidate our assets and may receive less than the value at which those assets are carried on our financial statements, and it is likely that investors will lose all or a part of their investment. We may also be forced to make reductions in spending, including delaying or curtailing our planned clinical programs, or to extend payment terms with our suppliers or licensors. Future reports from our independent registered public accounting firm may also contain statements expressing doubt about our ability to continue as a going concern. If we seek additional financing to fund our business activities in the future and there remains doubt about our ability to continue as a going concern, investors or other financing sources may be unwilling to provide additional funding on commercially reasonable terms or at all. Such substantial doubt does not give effect to the receipt of any proceeds from this offering.

Substantially all of our net sales are generated from sales of the iStent, which has a limited commercial history, and we are completely dependent on its success. If the iStent or our other products under development fail to gain widespread market acceptance, our business will suffer.

        Our primary sales-generating commercial product is the iStent, which we began selling in the United States in the third quarter of 2012. We rely heavily upon sales in the United States, which comprised 94.2% and 92.8% of our net sales for the year ended December 31, 2014 and three months ended March 31, 2015, respectively. We expect to continue to derive a significant portion of our net sales from sales of the iStent in the United States, even if we are successful in commercializing our iStent products outside the United States, or receive necessary approvals to commercialize the iStent Inject and iStent Supra. Accordingly, our ability to generate net sales is highly dependent on our ability to market and sell the iStent.

        We have pioneered Micro-Invasive Glaucoma Surgery, or MIGS, to revolutionize the traditional glaucoma treatment and management paradigm. The iStent is our first MIGS device and we are leveraging our platform technology to build a comprehensive and proprietary portfolio of micro-scale injectable therapies designed to address the complete range of glaucoma disease states and progression. MIGS and our MIGS devices may not gain sufficient market acceptance among eye care professionals, patients, healthcare payors and the medical community. There are a number of other available therapies marketed for the treatment of glaucoma, including medication therapies that are well established and are widely accepted by the medical community. Eye care professionals, patients, healthcare payors and the medical community may be slow or fail to adopt our products for a variety of reasons, including, among others:

  •
  lack of experience with our products;

  •
  lack of availability of adequate coverage and reimbursement for hospitals, ambulatory surgery centers and physicians;

  •
  our inability to convince key opinion leaders to provide recommendations regarding our products, or to convince eye care professionals, patients and healthcare payors that our products are attractive alternatives to other products and treatment solutions;

  •
  lack of evidence supporting cost benefits or cost-effectiveness of our products over existing alternatives;

  •
  perception that our products are unproven, investigational or experimental;

  •
  the price our products relative to competing treatment alternatives;

  •
  liability risks generally associated with the use of new products and procedures; and

  •
  training required to use new products.

        If we are not successful in increasing market acceptance of our products, overall utilization of our products may fall below targeted levels and our future net sales will be adversely impacted. Because of the numerous risks and uncertainties associated with our commercialization efforts, we are unable to predict the extent to which we will continue to generate net sales from our products or the timing for when or the extent to which we will become profitable. Even if we do achieve profitability, we may not be able to sustain or increase profitability on an ongoing basis.

We have limited experience marketing and selling the iStent. If our current investment in the expansion of our sales and marketing infrastructure does not lead to an increase in market penetration or acceptance of our products, we may not achieve sufficient net sales growth to become profitable.

        We began marketing the iStent in the United States after receiving FDA approval in 2012. Since that time, we have expanded our U.S. field sales organization from the initial 13 sales representatives to 55 as of March 31, 2015, including regional business managers, sales directors, clinical relations personnel and reimbursement specialists. As a result, we have limited experience marketing and selling the iStent. Our operating results are directly dependent upon the sales and marketing efforts of our employees. If our direct sales representatives fail to adequately promote, market and sell our products, our sales may suffer.

        In order to generate increased sales, we will need to expand the size and geographic scope of our direct sales organization. As a result, our future success will depend largely on our ability to continue to hire, train, retain and motivate skilled regional sales managers and direct sales representatives with significant technical knowledge of MIGS and the iStent. Because of the competition for their services, we cannot assure you we will be able to hire and retain additional direct sales representatives on favorable or commercially reasonable terms, if at all. Failure to hire or retain qualified sales representatives would prevent us from expanding our business and generating sales. Additionally, new hires require training and take time before they achieve full productivity. If we fail to train new hires adequately, new hires may not become as productive as may be necessary to maintain or increase our sales.

        As a result, the further expansion of our sales force will require significant additional investment and time. If we are unable to expand our sales and marketing capabilities, we may not be able to effectively commercialize our products, which would adversely affect our business, results of operations and financial condition. Additionally, if we overestimate the size and growth of our user base, or their expected utilization of our product post-training, we could both overspend on sales and marketing programs and infrastructure and/or suffer material diminishing returns on these investments. Because the iStent is a first-in-class treatment for mild-to-moderate open-angle glaucoma and has a unique indication of use in combination with cataract surgery, there are no specific commercial models of other companies that we can utilize to project our resource and investment needs. If we fail to forecast our commercial infrastructure needs correctly, over- or under-investing in market reach, acceptance and penetration, it could negatively impact our financial operating results as we may not see sufficient net sales growth to become profitable.

We face manufacturing risks that may adversely affect our ability to manufacture products and could reduce our gross margins and negatively affect our operating results.

        Our business strategy depends on our ability to manufacture our current and proposed products in sufficient quantities and on a timely basis so as to meet customer demand, while adhering to product quality standards, complying with regulatory requirements and managing manufacturing costs. We have a single manufacturing facility located at our corporate headquarters in Laguna Hills, California, where we manufacture, inspect, package, release and ship all final products. If this facility suffers a crippling event, or a force majeure event, this could materially impact our ability to operate.

        We are also subject to numerous other risks relating to our manufacturing capabilities, including:

  •
  quality and reliability of product components that we source from third-party suppliers, including the risk of receiving contaminated heparin or sourcing quality heparin in quantities sufficient to coat our products;

  •
  our inability to secure product components in a timely manner, in sufficient quantities or on commercially reasonable terms;

  •
  our inability to maintain compliance with quality system requirements;

  •
  our failure to increase production capacity or volumes to meet demand;

  •
  our inability to design or modify production processes to enable us to produce efficiently future products or implement changes in current products in response to design or regulatory requirements; and

  •
  difficulty identifying and qualifying alternative suppliers for components in a timely manner.

        These risks are likely to be exacerbated by our limited experience with our current products and manufacturing processes. As demand for our products increases, we will have to invest additional resources to purchase components, hire and train employees and enhance our manufacturing processes. If we fail to increase our production capacity efficiently, our sales may not increase in line with our expectations and our operating margins could fluctuate or decline. In addition, although we expect some of our products in development to share product features and components with the iStent, the manufacture of these products may require the modification of our current production processes or unique production processes, the hiring of specialized employees, the identification of new suppliers for specific components or the development of new manufacturing technologies. It may not be possible for us to manufacture these products at a cost or in quantities sufficient to make these products commercially viable or to maintain current operating margins.

We depend on a limited number of third-party suppliers for certain components, and the loss of any of these suppliers, or their inability to provide us with an adequate supply of materials, could harm our business.

        We rely on a limited number of third-party suppliers to supply components for the iStent, the iStent Inject and its unique injector system and our other pipeline products. Other than agreements with key suppliers, we generally do not enter into long-term supply agreements with our suppliers, and we order most components on a purchase order basis. In some cases, we have a sole supplier or a limited number of suppliers. For example, we rely on one machining company to manufacture the titanium iStent implant and one pharmaceutical supplier for the heparin used in the iStent's heparin coating. While we believe that there are at least several other vendors that could supply the titanium implant, and other pharmaceutical vendors that could supply heparin, we have not yet qualified any of these vendors, which could cause delay, thereby impairing our ability to meet the demand of our customers. Although we maintain inventory to mitigate supply interruptions, we are nevertheless exposed to risks, including limited control over costs, availability, quality and delivery schedules.

        Moreover, due to the recent commercialization of the iStent and the limited amount of sales to date, we do not have long-standing relationships with our suppliers and may not be able to convince suppliers to continue to make components available to us unless the volume of our orders continues to increase. As a result, there is a risk that certain components could be discontinued and no longer available to us.

        We have in the past been, and we may in the future be, required to make significant "last time" purchases of components that are being discontinued by the supplier to ensure supply continuity. In addition, given our limited experience with these suppliers, it may be difficult for us to assess their ability to timely meet our demand in the future based on past performance. If any one or more of our suppliers cease to provide us with sufficient quantities of components in a timely manner or on terms acceptable to us, we would have to seek alternative sources of supply. Because of factors such as the proprietary nature of our products, our quality control standards and regulatory requirements, we cannot quickly engage additional or replacement suppliers for some of our critical components. Even if we are able to identify and qualify a suitable second source to replace one of our key suppliers, if necessary, that replacement supplier would not have access to our previous supplier's proprietary processes and would therefore be required to develop its own, which could result in further delay.

        Failure of any of our suppliers to deliver products at the level our business requires would limit our ability to meet our sales commitments, which could harm our reputation and could have a material adverse effect on our business. We may also have difficulty obtaining similar components from other suppliers that are acceptable to the FDA or other regulatory agencies, and the failure of our suppliers to comply with strictly enforced regulatory requirements could expose us to regulatory action including warning letters, product recalls, termination of distribution, product seizures or civil penalties. It could also require us to cease using the components, seek alternative components or technologies and modify our products to incorporate alternative components or technologies, which could result in a requirement to seek additional regulatory approvals. Our suppliers may also encounter financial or other hardships unrelated to our demand for components, which could inhibit their ability to fulfill our orders and meet our requirements. Any disruption of this nature or increased expense could harm our commercialization efforts and adversely affect our operating results.

        In addition, we rely on our suppliers to supply us with components that comply with regulatory requirements and quality control standards, and meet agreed upon specifications, all at acceptable costs and on a timely basis. Although we expect our third-party suppliers to act consistent with such standards, we do not control our suppliers, as they operate and oversee their own businesses. There is a risk that our suppliers will not always act consistent with our best interests, and may not always supply components that meet our needs. Accordingly, if we fail to obtain sufficient quantities of high-quality components to meet demand for our products on a timely basis, we could lose customer orders, our reputation may be harmed and our business could suffer.

We operate primarily at a facility in a single location and any crippling accident, force majeure event or disruption at this facility could materially affect our ability to operate and produce saleable products and could shut down our manufacturing capacity for an extended period.

        Our principal office is located in one building in Laguna Hills, California. Substantially all of our operations are conducted at this location, including our manufacturing processes, research and development activities, customer and technical support, and management and administrative functions. In addition, substantially all of our inventory of component supplies and finished goods is held at this location. Despite our efforts to safeguard our facility, including acquiring insurance, adopting environmental health and safety protocols and utilizing off-site storage of computer data, vandalism, terrorism or a natural or other disaster, such as an earthquake, fire or flood, could damage or destroy our manufacturing equipment or our inventory of component supplies or finished goods, cause substantial delays in our operations, result in the loss of key information, and cause us to incur additional expenses, including relocation expenses. Our insurance may not cover our losses in any particular case. In addition, regardless of the level of insurance coverage, damage to our facilities may have a material adverse effect on our business, financial condition and operating results.

Failure to secure and maintain adequate coverage or reimbursement by third-party payors in the United States for procedures using the iStent or our other products in development, or changes in current coverage or reimbursement, could materially impact our net sales and future growth.

        We currently derive nearly all our net sales from sales of the iStent in the United States and expect this to continue for the next several years. Hospitals and ambulatory surgery centers that purchase the iStent typically bill various third-party payors, including Medicare, Medicaid, private commercial insurance companies, health maintenance organizations and other healthcare-related organizations, to cover all or a portion of the costs and fees associated with the MIGS procedures in which the iStent is used and bill patients for any applicable deductibles or co-payments. Access to adequate coverage and reimbursement for the procedures using the iStent (and our other products in development) by third-party payors is essential to the acceptance of our products by our customers.

        Because there is generally no separate reimbursement for medical devices and other supplies used in such procedures, including the iStent, the additional cost associated with the use of our iStent device could impact the profit margin of the hospital or surgery center where the cataract surgery is performed if the incremental facility fee payment is not sufficient. Some of our target customers may be unwilling to adopt our iStent in light of the additional associated cost. Further, any decline in the amount payors are willing to reimburse our customers for MIGS procedures could make it difficult for existing customers to continue using, or new customers to adopt, our iStent devices and could create additional pricing pressure for us. If we were forced to lower the price we charge for our products, our gross margins would decrease, which would adversely affect our ability to invest in and grow our business.

        Third-party payors, whether foreign or domestic, or governmental or commercial, are developing increasingly sophisticated methods of controlling healthcare costs. In addition, in the United States, no uniform policy of coverage and reimbursement for medical device products and services exists among third-party payors. Therefore, coverage and reimbursement for medical device products and services can differ significantly from payor to payor. In addition, payors continually review new technologies for possible coverage and can, without notice, deny coverage for these new products and procedures. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be obtained, or maintained if obtained.

        Many third-party payors in the United States model their coverage policies and payment amounts after those determined by the Centers for Medicare & Medicaid Services, or CMS, the federal agency responsible for administering the Medicare program. CMS relies on a network of Medicare Administrative Contractors, or MACs, which process nearly 4.9 million Medicare claims each day and disburse more than $365 billion annually, to develop coverage policies when no national coverage determination exists for a procedure. Because there currently is no Medicare national coverage determination for procedures using our iStent devices, we are required to provide scientific and clinical support for the use of the iStent (including the iStent Inject device and iStent Supra device, if approved) to each MAC separately, with no assurance that coverage and adequate reimbursement will be obtained. Although all MACs currently provide coverage and reimbursement for the MIGS procedure using the iStent, difficulties in processing reimbursement or regional differences in the reimbursement amount for the physician professional services could negatively impact further iStent penetration or usage by customers. These differences in MAC reimbursement could also negatively impact the amount paid by private commercial insurance companies, further negatively affecting customer penetration or usage.

        Some third-party payors in the United States, including Medicaid and TRICARE and certain commercial payors, have developed policies that deny coverage for the MIGS procedure using the iStent. To support changes in these policies, we may need to conduct prospective, randomized controlled clinical trials and present data from such trials to payors to demonstrate the medical necessity or cost-effectiveness of the iStent. There can be no assurance that coverage for our products will be expanded. In addition, those private payors that do not follow the Medicare guidelines may adopt different coverage and reimbursement policies for MIGS procedures performed with the iStent, though we cannot predict whether coverage will be sufficient or if there will be coverage at all. Failure to obtain favorable payor policies could have a material adverse effect on our business and operations.

        We believe that Medicare coverage and existing coverage by third-party payors represents approximately 90% of our target patient population. U.S. third-party payors representing more than 76% of individuals covered by commercial insurance currently reimburse the iStent procedure. While we anticipate gaining coverage and reimbursement from additional third-party payors, we cannot guarantee that we will be successful or that coverage and reimbursement will be at levels that support continued penetration and usage by our customers. Moreover, compliance with the administrative procedures and requirements of third-party payors may result in delays in processing approvals by those third-party payors for customers to obtain coverage and reimbursement for procedures using the iStent. Failure to secure or maintain adequate coverage or reimbursement for procedures using the iStent by third-party payors, or delays in processing approvals by those payors, could result in the cancellations of procedures to insert the iStent in combination with cataract surgery, resulting in the loss of net sales from these procedures. If these issues remain unresolved, they could have a material adverse effect on our business, financial condition and operating results.

        In addition, although we have obtained temporary Category III Current Procedural Terminology codes for the MIGS procedures associated with the insertion of our iStent products, there is no guarantee that these billing codes or the payment amounts associated with such codes will not change in the future. Category III codes expire five years after the date they become effective. Prior to expiration, there are two options: submit an application to convert to a permanent Category I code; or submit an application for a five year extension of Category III status. If we are unable to maintain our existing codes or obtain new permanent Category I codes for procedures using our iStent products, or obtain new reimbursement codes for our other products in development, we will be subject to significant pricing pressure, which could harm our business, results of operations, financial condition and prospects.

        Further, we believe that future coverage and reimbursement will likely be subject to increased restrictions both in the United States and in international markets. Coverage decisions may depend upon clinical and economic standards that disfavor new products when more established or lower cost therapeutic alternatives are already available or subsequently become available. Adequate coverage and reimbursement from governmental and commercial payors are critical to new product acceptance. Third-party coverage and reimbursement for our products or any of our product candidates for which we may receive regulatory approval may not be available or adequate in either the United States or international markets.

The medical device industry is highly competitive and subject to rapid technological change. If our competitors are better able to develop and market products that are safer, more effective, less costly or otherwise more attractive than the iStent or any new products that we may develop, our commercial opportunity may be reduced or eliminated.

        The medical device industry is highly competitive and subject to rapid and profound technological change. Our success depends, in part, upon our ability to maintain a competitive position in the development of MIGS products.

        We compete primarily with the use of medication therapy for treating glaucoma and with manufacturers of medical devices used in surgical therapy procedures for treating glaucoma, including Alcon, Inc., Abbott Medical Optics Inc., STAAR Surgical Company, Lumenis Ltd., NeoMedix,Inc. and Ellex Medical Lasers Limited. Alcon, Inc. and Abbott Medical Optics Inc. are the leading manufacturers of aqueous shunts, and Alcon, Inc. also markets the EX-PRESS Glaucoma Filtration Device. Lumenis Ltd. is a leading manufacturer of selective laser trabeculoplasty equipment. Neomedix, Inc. markets an electrosurgical device, and Ellex Medical Lasers Limited markets a canaloplasty device that some physicians employ to lower intraocular pressure in glaucoma.

        Many of our current competitors are large public companies or divisions of publicly-traded companies and have several competitive advantages, including:

  •
  greater financial and human resources for product development, sales and marketing and patent litigation;

  •
  significantly greater name recognition;

  •
  longer operating histories;

  •
  established relationships with healthcare professionals, customers and third-party payors;

  •
  additional lines of products, and the ability to offer rebates or bundle products to offer higher discounts or incentives;

  •
  more established sales and marketing programs and distribution networks; and

  •
  greater experience in conducting research and development, manufacturing, clinical trials, preparing regulatory submissions and obtaining regulatory clearance or approval for products and marketing approved products.

        Our competitors, medical companies, academic and research institutions or others could develop new drugs, therapies, medical devices or surgical procedures to treat glaucoma that could render our products obsolete. For example, we are aware of several companies, including Transcend Medical, Inc., AqueSys, Inc., InnFocus Inc. and Ivantis Inc. that are conducting investigational device exemption, or IDE, approved clinical trials of MIGS devices. These products or other products that may be developed could demonstrate better safety or effectiveness, clinical results, ease of use or lower costs than our iStent or other products under development. If approved for marketing, these devices may compete directly with the iStent and our products under development. If any of these alternative technologies gain market acceptance, this may reduce demand for our primary product, the iStent, as well as for our products in development.

        Demand for the iStent or our future products would decline if such a product or technology were introduced, and our business would be harmed.

The training required for surgeons to use the iStent could reduce the market acceptance of our products.

        As with any new method or technique, ophthalmic surgeons must undergo a thorough training program before they are qualified to perform the iStent procedure. Surgeons could experience difficulty with the technique necessary to successfully insert the iStent, intraoperative gonioscopy, and not achieve the technical competency necessary to be qualified to insert our stents. Also, even after successfully completing the training program, the physicians could experience difficulty inserting our products and cease utilizing them or limit their use significantly in practice.

        We could also experience difficulty meeting expected levels of ophthalmic surgeons who complete our training program. This could happen due to less demand than expected, the length of time necessary to train each surgeon being longer than expected, the capacity of our sales representatives to train surgeons being less than anticipated, or if we are unable to sufficiently increase our sales organization. All of these events would lead to fewer trained ophthalmic surgeons qualified to insert the iStent, which could negatively impact our operating and financial results.

Ophthalmic surgeons not completing the iStent training program may nevertheless elect to perform iStent procedures and experience inferior clinical outcomes.

        Although our sales representatives manage the training program for ophthalmic surgeons to become qualified to insert the iStent in combination with cataract surgery, once training is completed the surgeon and/or surgical facility that the surgeon utilizes are cleared to order and maintain an iStent supply. There is a risk that untrained or unqualified ophthalmic surgeons could gain access to iStent devices from a facility's inventory and conduct iStent procedures without having received qualified status from us. If performing iStent procedures by unqualified ophthalmic surgeons were to become pervasive, this could raise the risk of complications and inferior clinical outcomes, which could result in negative patient experiences or experiences being published and damaging our reputation and that of the iStent. This could result in lower penetration and utilization by ophthalmic surgeons and could have a material adverse effect on our net sales growth, expected operating results and financial condition.

The safety and efficacy of the iStent and our other products are not yet supported by long-term clinical data in large numbers of patients. Ophthalmic surgeons may not use our products if they do not believe they are safe, efficient, effective and preferable alternatives to other treatment solutions in the market.

        We believe that ophthalmic surgeons will not use our products unless they conclude that our products provide a safe, efficient, effective and preferable alternative to currently available treatment options. If longer-term patient studies or clinical experience indicate that treatment with our products is less effective, less efficient or less safe than our current data suggest, our sales would be harmed, and we could be subject to significant liability. Further, unsatisfactory patient outcomes or patient injury could cause negative publicity for our products, particularly in the early phases of product introduction. In addition, physicians may be slow to adopt our products if they perceive liability risks arising from their use. It is also possible that as our products become more widely used, latent defects could be identified, creating negative publicity and liability problems for us and adversely affecting demand for our products. If an increasing number of ophthalmic surgeons do not continue to adopt the use of our products, our operating and financial results will be negatively impacted.

Product liability suits brought against us could cause us to incur substantial liabilities, limit sales of our existing products and limit commercialization of any products that we may develop.

        If our product offerings, including the iStent, are defectively designed or manufactured, contain defective components, or are used or deployed improperly, or if someone claims any of the foregoing, whether or not such claims are meritorious, we may become subject to substantial and costly litigation. Any product liability claims brought against us, with or without merit, could divert management's attention from our business, be expensive to defend, result in sizable damage awards against us, damage our reputation, increase our product liability insurance rates, prevent us from securing continuing coverage, or prevent or interfere with commercialization of our products. In addition, we may not have sufficient insurance coverage for all future claims. Product liability claims brought against us in excess of our insurance coverage would likely be paid out of cash reserves, harming our financial condition and results of operations.

Operating results could be unpredictable and may fluctuate significantly from quarter to quarter, which could adversely affect our business, financial condition, results of operations and the trading price of our common stock.

        We have only recently begun generating net sales from the sale of the iStent and we may experience volatility due to a number of factors, many of which are beyond our control, including:

  •
  our ability to drive increased sales of our products;

  •
  our ability to establish and maintain an effective and dedicated sales organization;

  •
  fluctuations in the demand for our products;

  •
  pricing pressure applicable to our products, including adverse third-party coverage and reimbursement outcomes;

  •
  results of clinical research and trials on our products;

  •
  fluctuations in the number of cataract procedures performed by our customers, which could decrease significantly during holiday seasons and summer months, when significant numbers of physicians and patients may schedule vacations;

  •
  timing of new product offerings, acquisitions, licenses or other significant events by us or our competitors;

  •
  deferrals of customer orders in anticipation of the introduction of new products or product enhancements by us;

  •
  regulatory approvals and legislative changes affecting the products we may offer or those of our competitors;

  •
  interruption in the manufacturing or distribution of our products;

  •
  the ability of our suppliers to timely provide us with an adequate supply of product components;

  •
  the effect of competing technological, industry and market developments;

  •
  changes in our ability to obtain regulatory clearance or approval for our products or to obtain or maintain our CE Certificates of Conformity for our products;

  •
  variances in the sales terms, timing or volume of customer orders from period to period;

  •
  the length of our sales cycle, which varies and may be unpredictable; and

  •
  our ability to expand the geographic reach of our sales and marketing efforts.

        As a result, you should not rely on our results in any past period as an indication of future results and you should anticipate that fluctuations in our quarterly and annual operating results may continue and could generate volatility in the price of our common stock. We believe that quarterly comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of our future performance.

Our long-term growth depends on our ability to develop and commercialize additional products using our iStent technologies. If we are not able to commercialize products in development in a timely manner, our products may become obsolete over time, customers may not buy our products and our net sales and profitability may decline.

        Demand for our products may change in ways we may not anticipate due to:

  •
  changing coverage and reimbursement, coding and payments;

  •
  changing customer needs;

  •
  the introduction of new products and technologies;

  •
  evolving surgical practices;

  •
  evolving industry standards; and

  •
  other unforeseen reasons.

        As a result, it is important that we continue to build a more complete product offering using our iStent technologies. Developing additional products is expensive and time-consuming, and could divert management's attention away from expanding acceptance of the iStent and harm our business. Even if we are successful in developing additional products, including those currently in development, the success of our new product offerings, if any, will depend on several factors, including our ability to:

  •
  properly identify and anticipate customer needs;

  •
  commercialize new products in a cost-effective and timely manner;

  •
  manufacture and deliver products in sufficient volumes on time;

  •
  obtain regulatory approval for new products;

  •
  receive adequate coverage and reimbursement for procedures performed with our products;

  •
  differentiate our offerings from competitors' offerings;

  •
  achieve positive clinical outcomes;

  •
  satisfy the increased demands from healthcare payors, providers and patients for lower-cost procedures;

  •
  innovate and develop new materials, product designs and surgical techniques; and

  •
  provide adequate medical and consumer education relating to new products and attract key ophthalmologists and other eye care professionals to advocate these new products.

        Moreover, we will need to make a substantial investment in research and development before we can determine the commercial viability of any innovations, and we may not have the financial resources required to fund such research and development. In addition, even if we are able to successfully develop product enhancements or new products, these enhancements or new products may not produce net sales in excess of the costs of development, or they may be quickly rendered obsolete by changing customer preferences or the introduction by our competitors of products embodying superior technologies or features.

        Research programs to identify new products will require substantial technical, financial and human resources, whether or not any such products are ultimately identified. We may determine that one or more of our pre-clinical programs does not have sufficient potential to warrant the allocation of such resources. Our research programs may initially show promise in identifying potential products, yet fail to yield product candidates for clinical development for many reasons, including the following:

  •
  the research methodology used may not be successful in identifying potential products;

  •
  competitors may develop alternatives that render our future products, if any, obsolete;

  •
  our products may not be deployed safely or effectively;

  •
  our future products, if any, may, on further study, be shown to have harmful side effects or other characteristics that indicate they are unlikely to be effective;

  •
  our clinical trials may not be successful; and

  •
  we may not receive regulatory approval.

If we fail to manage our anticipated growth effectively, our business could suffer.

        Since commercial launch of the iStent in July 2012, we have seen significant period-to-period growth in our business. We anticipate that this rapid growth will continue in the near term as the iStent continues to gain market acceptance. Not only do we expect this growth to continue, but we must continue to grow in order to meet our business and financial objectives. However, continued growth may create numerous challenges, including:

  •
  new and increased responsibilities for our management team;

  •
  increased pressure on our operating and financial systems, controls and reporting systems;

  •
  the need to hire, train and manage additional qualified personnel;

  •
  management of an increasing number of relationships with our customers, suppliers and other third parties;

  •
  strain on our ability to source a larger supply of components that meet our required specifications on a timely basis; and

  •
  additional manufacturing capacity requirements.

        If we fail to manage any of the above challenges effectively, our business may be harmed.

Our future growth depends on our ability to retain members of our senior management and other key employees. If we are unable to retain or recruit qualified personnel for growth, our business results could suffer.

        We have benefited substantially from the leadership and performance of our senior management as well as certain key employees. For example, our chief executive officer, as well as other key members of our senior management, have experience successfully developing novel technologies and scaling early-stage medical device companies to achieve profitability. Our success will depend on our ability to retain our current management and key employees, and to attract and retain qualified personnel in the future. Competition for senior management and key employees in our industry is intense and we cannot guarantee that we will be able to retain our personnel or attract new, qualified personnel. The loss of services of certain members of our senior management or key employees could prevent or delay the implementation and completion of our strategic objectives, or divert management's attention to seeking qualified replacements. Each member of senior management as well as our key employees may terminate employment without notice and without cause or good reason. The members of our senior management are not subject to non-competition agreements. Accordingly, the adverse effect resulting from the loss of certain members of senior management could be compounded by our inability to prevent them from competing with us.

        In addition to competing for market share for our products, we also compete against these companies for personnel, including qualified sales representatives that are necessary to grow our business. Also, we compete with universities and research institutions for scientific and clinical personnel that are important to our research and development efforts.

        In addition, recruiting and retaining qualified operations, finance and accounting, scientific, clinical and sales and marketing personnel will be critical to our success. We may not be able to attract and retain these personnel on acceptable terms, given the competition among numerous medical device and pharmaceutical companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions.

        We also rely on consultants and advisors in our research, operations, clinical and commercial efforts to implement our business strategies. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us.

        Our strategic plan requires us to continue growing our sales, marketing, clinical and operational infrastructure in order to generate, and meet, the demand for our products. If we fail to retain or attract these key personnel, we could fail to take advantage of the market for our iStent technologies and our business, financial condition and operating results could be adversely affected.

Our iDose implant will be regulated as a drug and be subject to a different regulatory approval process than our other products in development. iDose is in early stages of development and may never be commercialized.

        As a drug delivery implant, the iDose will be subject to a regulatory approval process similar to that for pharmaceuticals. This process is often a more lengthy and complex process than obtaining regulatory approval as a medical device. The future success of our iDose product candidate depends on our ability to complete pre-clinical development and clinical trials, and will require significant development activities, pre-clinical studies, clinical trials, regulatory approvals, and substantial additional investment.

        This development program may not lead to a commercially viable product for several reasons. For example, we may fail to demonstrate safety and efficacy in pre-clinical tests or clinical trials, or we may have inadequate financial or other resources to pursue drug development efforts. From time to time, we may establish and announce certain development goals for our iDose product candidate; however, it is difficult to predict accurately if and when we will achieve these goals. We may be unsuccessful in advancing this drug delivery implant into clinical testing or in obtaining FDA approval, and our long-term business prospects could be harmed.

Our business requires substantial capital and operating expenditures to operate and grow.

        Although we generate net sales from sales of our first FDA-approved product, the iStent, and are conducting this offering, we may nevertheless need to raise substantial additional capital in the future to:

  •
  expand our sales and marketing organization in the United States and internationally;

  •
  fund our operations, clinical trials and commercialization efforts for new products, if any such products receive regulatory approval for commercial sale;

  •
  scale-up our manufacturing operations;

  •
  pursue additional research and development;

  •
  defend, in litigation or otherwise, any claims that we infringe third-party patent or other intellectual property rights; and

  •
  acquire companies or in-license products or intellectual property.

        We believe that the net proceeds from this offering, together with our existing cash, cash equivalents, short-term investment balances and interest we earn on these balances will be sufficient to meet our anticipated cash requirements for the next 24 months. However, our future funding requirements will depend on many factors, including:

  •
  the scope, rate of progress and cost of our clinical trials and other research and development activities;

  •
  the cost of filing and prosecuting patent applications and defending and enforcing our patent and other intellectual property rights;

  •
  the cost of defending, in litigation or otherwise, any claims that we infringe third-party patent or other intellectual property rights;

  •
  the terms and timing of any collaborative, licensing and other arrangements that we may establish;

  •
  the cost and timing of regulatory approvals;

  •
  the cost and timing of establishing sales, marketing and distribution capabilities;

  •
  the cost of establishing clinical and commercial supplies of our products and any products that we may develop;

  •
  the effect of competing technological and market developments;

  •
  licensing technologies for future development; and

  •
  the extent to which we acquire or invest in businesses, products and technologies, although we currently have no commitments or agreements relating to any of these types of transactions.

        If we raise additional funds through further issuances of equity or issuances of convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock, including shares of common stock sold in this offering. Any debt financing obtained by us in the future would likely be senior to our common stock, would likely cause us to incur interest expense, and could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may increase our expenses and make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may also be required to secure any such debt obligations with some or all of our assets.

        We cannot assure you that we will be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, or if we expend capital on projects that are not successful, our ability to continue to support our business growth and to respond to business challenges could be significantly limited, or we may even have to scale back our operations.

We may enter into acquisitions, collaborations, in-licensing agreements, joint ventures, alliances or partnerships with third parties that fail to result in a commercial product or net sales.

        Aside from our agreement to purchase the glaucoma assets of DOSE Medical Corporation, or DOSE, we do not have any other current commitments to enter into any acquisitions, collaborations, in-licensing agreements, joint ventures, alliances or partnerships. We may in the future choose to undertake one or more of these transactions in order to retain our competitive position within the marketplace or to expand into new markets. However, we cannot assure you that we would be able to successfully complete any acquisition we choose to pursue, or that we would be able to successfully integrate any acquired business, product or technology in a cost-effective and non-disruptive manner. If we were unable to integrate any acquired businesses, products or technologies effectively, our business would likely suffer.

Significant disruptions to our information technology infrastructure could materially impact operations and financial results.

        The efficient operation of our business depends on our information technology systems. We rely on our information technology systems to effectively manage sales and marketing data, accounting and financial functions, inventory management, product development tasks, clinical data, customer service and technical support functions. Our information technology systems are vulnerable to damage or interruption from earthquakes, fires, floods and other natural disasters, terrorist attacks, attacks by computer viruses or hackers, power losses, and computer system or data network failures. In addition, a variety of our software systems are cloud-based data management applications, hosted by third-party service providers whose security and information technology systems are subject to similar risks.

        The failure of either our or our service providers' information technology could disrupt our entire operation or result in decreased sales, increased overhead costs and product shortages, all of which could have a material adverse effect on our reputation, business, financial condition and operating results.

Our existing revolving credit and term loan agreement contains restrictive covenants that may limit our operating flexibility.

        Our existing revolving credit and term loan agreement contains certain restrictive covenants that limit our ability to transfer or dispose of assets, merge with other companies or consummate certain changes of control, acquire other companies, pay dividends, incur additional indebtedness and liens, experience changes in management and enter into new businesses. We therefore may not be able to engage in any of the foregoing transactions unless we obtain the consent of the lender or terminate the agreement. In addition, we are required to maintain certain financial covenants to be considered in compliance with the terms of the agreement. Currently, and until such time as the below described debt service coverage ratio covenant becomes effective, we must comply with a revenue performance covenant and a cash availability covenant. The revenue performance covenant requires that we achieve 85% of operating plan revenues measured on a monthly basis for the three-month period then ended. The cash availability covenant requires that we maintain a combined balance of cash plus unused revolving credit availability of not less than $5.0 million, with such cash balance to be not less than $2.0 million, measured on a monthly basis. In the event that we fail the cash availability covenant, we are required to obtain within 30 days a term sheet for new equity or subordinated debt proceeds in an amount of not less than $10.0 million, which financing must subsequently be funded within 60 days. The debt service coverage ratio covenant becomes effective on the date that we achieve for three consecutive months a ratio of no less than 1.2 to 1.0 measured for the six-month period then ended, for which the numerator is adjusted EBITDA (as defined in the agreement to be earnings before interest, taxes, depreciation, amortization and non-cash expenses, less the sum of unfinanced capital expenditures, taxes, and any capital returned to stockholders) and the denominator is the sum of all principal and interest payments that become due and payable in cash during such period. Once the debt service coverage ratio covenant becomes effective, the revenue performance and cash availability covenants are no longer in effect. If we fail to meet the required covenants and such non-compliance is not waived, or we are unable to negotiate amended terms, we could be in default under our revolving credit and term loan agreement, which could have an adverse effect on our financial condition.

Planned expansion into new markets outside of the United States will subject us to additional business and regulatory risks, and there can be no assurance that our products will be accepted in those markets.

        Engaging in international business inherently involves a number of other difficulties and risks, including:

  •
  competition from established companies, many of which are well-positioned within their local markets with longer operating histories, more recognizable names and better established distribution networks;

  •
  the availability and level of coverage and reimbursement within prevailing foreign healthcare payment systems and the ability of patients to elect to privately pay for the iStent and our other products;

  •
  difficulties in enforcing intellectual property rights;

  •
  pricing pressure;

  •
  required compliance with existing and changing foreign regulatory requirements and laws;

  •
  laws and business practices favoring local companies;

  •
  longer sales and payment cycles;

  •
  difficulties in enforcing agreements and collecting receivables through certain foreign legal systems;

  •
  political and economic instability;

  •
  foreign currency risks that could adversely affect our financial results;

  •
  potentially adverse tax consequences, tariffs and other trade barriers;

  •
  exposure to liabilities under anti-corruption and anti-money laundering laws, including the U.S. Foreign Corrupt Practices Act, and similar laws and regulations in other jurisdictions;

  •
  international terrorism and anti-American sentiment;

  •
  difficulties and costs associated with staffing and managing foreign operations; and

  •
  export restrictions and controls relating to technology.

        If we or our suppliers are unable to address these international risks, we may fail to establish and maintain an international presence, and our business, financial condition and results of operations would suffer.

We cannot be certain that our net operating loss tax carryforwards will be available to offset future taxable income.

        As of December 31, 2014, we had net operating loss carryforwards of approximately $121.0 million for U.S. federal income tax purposes and approximately $104.7 million of net operating loss carryforwards for state income tax purposes, which begin to expire in various amounts, if not used, between 2015 and 2018. At December 31, 2014, we had federal and state research and development carryforwards of $3.9 million and $4.2 million, respectively, which begin to expire in 2020 for federal purposes and carry over indefinitely for state purposes. We have recorded a full valuation allowance against these tax attributes because we believe that uncertainty exists with respect to the future realization of the tax attributes as well as with respect to the amount of the tax attributes that will be available in future periods. To the extent available, we intend to use these net operating loss carryforwards to offset future taxable income associated with our operations. There can be no assurance that we will generate sufficient taxable income in the carryforward period to utilize any remaining net operating loss carryforwards before they expire.

        In addition, Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, contains rules that limit for U.S. federal income tax purposes the ability of a corporation that undergoes an "ownership change" to utilize its net operating losses (and certain other tax attributes) existing as of the date of such ownership change. Under these rules, a corporation is treated as having had an "ownership change" if there is more than a 50% increase in stock ownership by one or more "five percent shareholders," within the meaning of Section 382 of the Code, during a rolling three-year period. We believe a portion of our existing net operating losses are subject to limitations arising from previous ownership changes, and if we undergo an ownership change in connection with or after this offering, our ability to utilize our net operating losses to offset future taxable income could be further limited, which could have a negative effect on our liquidity. For these reasons, we may not be able to utilize a material portion of our net operating losses, even if we attain profitability.

Risks Related to the Regulatory Environment

We and our suppliers are subject to extensive federal and state regulation, and if we fail to comply with applicable regulations, we could suffer severe criminal or civil sanctions or be required to make significant changes to our operations that could adversely affect our business, financial condition and operating results.

        The iStent is classified as a medical device. As a result, we are subject to extensive government regulation in the United States by the FDA and state regulatory authorities and by foreign regulatory authorities in the countries in which we conduct business. These regulations relate to, among other things, research and development, design, testing, clinical trials, manufacturing, clearance or approval, environmental controls, safety and efficacy, labeling, advertising, promotion, pricing, recordkeeping, reporting, import and export, post-approval studies and the sale and distribution of the iStent and our other products in development.

        In the United States, before we can market a new medical device, or a new use of, new claim for, or significant modification to, an existing product, we must first receive either clearance under Section 510(k) of the Federal Food, Drug and Cosmetic Act or approval of a premarket approval, or PMA, application from the FDA, unless an exemption applies. The process of obtaining PMA approval, which was required for the iStent, is much more costly and uncertain than the 510(k) clearance process. In the 510(k) clearance process, the FDA must determine that a proposed device is "substantially equivalent" to a device legally on the market, known as a "predicate" device, in order to clear the proposed device for marketing. To be "substantially equivalent," the proposed device must have the same intended use as the predicate device, and either have the same technological characteristics as the predicate device or have different technological characteristics and not raise different questions of safety or effectiveness than the predicate device. Clinical data is sometimes required to support substantial equivalence. In the PMA approval process, the FDA must determine that a proposed device is safe and effective for its intended use based, in part, on extensive data, including, but not limited to, technical, pre-clinical, clinical trial, manufacturing and labeling data. The PMA process is typically required for devices for which the 510(k) process cannot be used and that are deemed to pose the greatest risk.

        Modifications to products that are approved through a PMA application generally need FDA approval. Similarly, some modifications made to products cleared through a 510(k) may require a new 510(k). The FDA's 510(k) clearance process usually takes from three to 12 months, but may last longer. The process of obtaining a PMA generally takes from one to three years, or even longer, from the time the PMA is submitted to the FDA until an approval is obtained. Any delay or failure to obtain necessary regulatory approvals would have a material adverse effect on our business, financial condition and prospects.

        The FDA can delay, limit or deny clearance or approval of a device for many reasons, including:

  •
  our inability to demonstrate to the satisfaction of the FDA or the applicable regulatory entity or notified body that our products are safe or effective for their intended uses;

  •
  the disagreement of the FDA or the applicable foreign regulatory body with the design or implementation of our clinical trials or the interpretation of data from pre-clinical studies or clinical trials;

  •
  serious and unexpected adverse device effects experienced by participants in our clinical trials;

  •
  the data from our pre-clinical studies and clinical trials may be insufficient to support clearance or approval, where required;

  •
  our inability to demonstrate that the clinical and other benefits of the device outweigh the risks;

  •
  the manufacturing process or facilities we use may not meet applicable requirements; and

  •
  the potential for approval policies or regulations of the FDA or applicable foreign regulatory bodies to change significantly in a manner rendering our clinical data or regulatory filings insufficient for clearance or approval.

        The research, testing, manufacturing, labeling, approval, selling, import, export, marketing and distribution of drug products is also subject to extensive regulation by the FDA and other regulatory authorities in the United States and other countries, which regulations differ from country to country. We are not permitted to market any drug product candidate in the United States until we receive approval of a new drug application, or NDA, from the FDA. To gain approval to market a drug product, we must provide the FDA and any applicable foreign regulatory authorities with data from well-controlled clinical trials that adequately demonstrate the safety, efficacy and compliant manufacturing of the product for the intended indication applied for in the NDA or other respective regulatory filing. Obtaining regulatory approval of an NDA can be a lengthy, expensive and uncertain process.

        The FDA or other applicable foreign regulatory bodies can delay, limit or deny approval of a drug candidate for many reasons, including, but not limited to, the following:

  •
  our inability to demonstrate to the satisfaction of the FDA or the applicable foreign regulatory body that the drug candidate is safe and effective for the requested indication;

  •
  the FDA's or the applicable foreign regulatory body's disagreement with design or implementation of our clinical trials or the interpretation of data from preclinical studies or clinical trials;

  •
  serious and unexpected drug-related side effects experienced by participants in our clinical trials or by individuals using drugs similar to our product candidates;

  •
  our inability to demonstrate that the clinical and other benefits of the drug candidate outweigh any safety or other perceived risks;

  •
  the FDA's or the applicable foreign regulatory body's requirement for additional preclinical or clinical studies;

  •
  the FDA's or the applicable foreign regulatory body's non-approval of the drug candidate's chemistry, manufacturing or controls or labeling;

  •
  the FDA's or the applicable foreign regulatory body's failure to approve the manufacturing processes or facilities of third-party manufacturers; or

  •
  the potential for approval policies or regulations of the FDA or applicable foreign regulatory bodies to change significantly in a manner rendering our clinical data or regulatory filings insufficient for approval.

        Further, we are subject to laws directed at preventing fraud and abuse, which subject our marketing, training and other practices to government scrutiny. To ensure compliance with Medicare, Medicaid and other regulations, government agencies or their contractors often conduct routine audits and request customer records and other documents to support claims submitted for payment of services rendered. Government agencies or their contractors also periodically open investigations and obtain information from healthcare providers. Violations of federal and state regulations can result in severe criminal, civil and administrative penalties and sanctions, including debarment, suspension or exclusion from Medicare, Medicaid and other government reimbursement programs, any of which would have a material adverse effect on our business.

Legislative or regulatory reform of the healthcare system may affect our ability to sell our products profitably.

        In the United States and in certain foreign jurisdictions, there have been a number of legislative and regulatory proposals to change the regulatory and healthcare systems in ways that could impact our ability to sell our products profitably, if at all. In the United States in recent years, new legislation has been proposed and adopted at the federal and state levels that is effecting major changes in the healthcare system. In addition, new regulations and interpretations of existing healthcare statutes and regulations are frequently adopted.

        For example, in 2011, the FDA announced a Plan of Action to modernize and improve the FDA's premarket review of medical devices, and has implemented, and continues to implement, reforms intended to improve the timeliness and predictability of the premarket review process. In addition, as part of the Food and Drug Administration Safety and Innovation Act of 2012, Congress enacted several reforms entitled the Medical Device Regulatory Improvements and additional miscellaneous provisions that will further affect medical device regulation both pre- and post-approval.

        If, as a result of legislative or regulatory healthcare reform, we cannot sell the iStent (or our other products in development if approved) profitably, our business would be harmed. In addition, any change in the laws or regulations that govern the clearance and approval processes relating to our current and future products could make it more difficult and costly to obtain clearance or approval for new products, or to produce, market and distribute existing products.

        In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or PPACA, was signed into law. While the goal of health care reform is to expand coverage to more individuals, it also involves increased government price controls, additional regulatory mandates and other measures designed to constrain medical costs. The PPACA substantially changes the way healthcare is financed by both governmental and private insurers, encourages improvements in the quality of healthcare items and services and significantly impacts the medical device industry. Among other things, the PPACA:

  •
  imposes an annual excise tax of 2.3% on any entity that manufactures or imports medical devices offered for sale in the United States, with limited exceptions (described in more detail below);

  •
  establishes a new Patient-Centered Outcomes Research Institute to oversee and identify priorities in comparative clinical effectiveness research in an effort to coordinate and develop such research;

  •
  implements payment system reforms including a national pilot program on payment bundling to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain healthcare services through bundled payment models; and

  •
  creates an independent payment advisory board that will submit recommendations to Congress to reduce Medicare spending if projected Medicare spending exceeds a specified growth rate.

        In addition, other legislative changes have been proposed and adopted since the PPACA was enacted. On August 2, 2011, the Budget Control Act of 2011 was signed into law, which, among other things, created the Joint Select Committee on Deficit Reduction to recommend to Congress proposals in spending reductions. The Joint Select Committee did not achieve a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, triggering the legislation's automatic reduction to several government programs. This includes reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013 and will remain in effect through 2024 unless additional Congressional action is taken. On January 2, 2013, the American Taxpayer Relief Act of 2012, or the ATRA, was signed into law, which, among other things, further reduced Medicare payments to several providers, including hospitals and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

        We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our products or product candidates or additional pricing pressures.

        In September 2012, the European Commission published proposals for the revision of the EU regulatory framework for medical devices. The proposal would replace the Medical Devices Directive and two related directives concerning active implantable medical devices and in vitro diagnostic medical devices respectively with a new regulation concerning medical devices and another concerning in vitro diagnostic medical devices. Unlike Directives that must be implemented into national laws, the Regulations would be directly applicable in all European Economic Area, or EEA, Member States and so are intended to eliminate current national differences in regulation of medical devices.

        In October 2013, the European Parliament approved a package of reforms to the European Commission's proposals. Under the revised proposals, only designated "special notified bodies" would be entitled to conduct conformity assessments of high-risk devices. These special notified bodies will need to notify the European Commission when they receive an application for a conformity assessment for a new high-risk device. The Commission will then forward the notification and the accompanying documents on the device to the Medical Devices Coordination Group for an opinion. These new procedures may result in the re-assessment of our existing medical devices, or a longer or more burdensome assessment of our new products. We anticipate that further amendments to this proposal may be agreed as a compromise among the various EU legislative bodies before the final regulation on medical devices is adopted, most likely in 2015 or 2016.

The clinical trial process required to obtain regulatory approvals is lengthy and expensive with uncertain outcomes, and could result in delays in new product introductions.

        Because of the indication we chose to pursue for the iStent, the FDA required that we seek PMA approval rather than clearance under the 510(k) process. In order to obtain PMA approval for a product, the sponsor must conduct well-controlled clinical trials designed to assess the safety and efficacy of the product candidate. Similarly, a sponsor generally must conduct well-controlled clinical trials designed to assess the safety and efficacy of a drug product candidate in order to obtain FDA approval of a drug product. We therefore will be required to conduct clinical trials to obtain approval of iDose, our drug delivery implant, new indications for the iStent or new product candidates. Conducting clinical trials is a complex and expensive process, can take many years, and outcomes are inherently uncertain. We incur substantial expense for, and devote significant time to, clinical trials but cannot be certain that the trials will ever result in commercial sales. We may suffer significant setbacks in clinical trials, even after earlier clinical trials showed promising results, and failure can occur at any time during the clinical trial process. Any of our products may malfunction or may produce undesirable adverse effects that could cause us or regulatory authorities to interrupt, delay or halt clinical trials. We, the FDA, or another regulatory authority may suspend or terminate clinical trials at any time to avoid exposing trial participants to unacceptable health risks.

        Successful results of pre-clinical studies are not necessarily indicative of future clinical trial results, and predecessor clinical trial results may not be replicated in subsequent clinical trials. Additionally, the FDA may disagree with our interpretation of the data from our pre-clinical studies and clinical trials, or may find the clinical trial design, conduct or results inadequate to prove safety or efficacy, and may require us to pursue additional pre-clinical studies or clinical trials, which could further delay the clearance or approval of our products. The data we collect from our pre-clinical studies and clinical trials may not be sufficient to support FDA clearance or approval, and if we are unable to demonstrate the safety and efficacy of our future products in our clinical trials, we will be unable to obtain regulatory clearance or approval to market our products.

        In addition, we may estimate and publicly announce the anticipated timing of the accomplishment of various clinical, regulatory and other product development goals, which are often referred to as milestones. These milestones could include the obtainment of the right to affix the CE Mark in the European Union; the submission to the FDA of an IDE application, or an Investigational New Drug application, or IND, to commence a pivotal clinical trial for a new product candidate; the enrollment of patients in clinical trials; the release of data from clinical trials; and other clinical and regulatory events. The actual timing of these milestones could vary dramatically compared to our estimates, in some cases for reasons beyond our control. We cannot assure you that we will meet our projected milestones and if we do not meet these milestones as publicly announced, the commercialization of our products may be delayed and, as a result, our stock price may decline.

        Clinical trials are necessary to support PMA applications for our device product candidates and may be necessary to support PMA supplements for modified versions of our marketed device products. This would require the enrollment of large numbers of suitable subjects, which may be difficult to identify, recruit and maintain as participants in the clinical trial. The clinical trials supporting the PMA application for the iStent involved 289 randomized patients. We expect that we will provide the FDA with data on the results of approximately 968 patients in three post-approval studies. If the FDA were to require us to submit data on a greater number of patients or a longer follow-up period, we would incur additional expenses that could be significant. Adverse outcomes in the post-approval studies could also result in restrictions or withdrawal of approval of the PMA.

        Before we can obtain regulatory approval for any drug product candidate, such as our iDose drug delivery implant, we must undertake extensive clinical testing in humans to demonstrate safety and efficacy to the satisfaction of the FDA and other regulatory agencies. Clinical trials of drug product candidates are expensive and take years to complete, and the outcome of such trials is uncertain. We are currently conducting a Phase I clinical trial of iDose in Armenia. We initiated discussions with FDA regarding that study and regarding the data and information necessary to support an IND application to conduct clinical trials of iDose in the United States. Our ability to conduct additional clinical trials depends on many factors, including the data obtained in the Phase I clinical trial.

        Delays in the commencement or completion of clinical testing could significantly affect our product development costs. We do not know whether planned clinical trials will begin on time, need to be redesigned, enroll an adequate number of patients in a timely manner or be completed on schedule, if at all. The commencement and completion of clinical trials can be delayed or terminated for a number of reasons, including delays or failures related to:

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  the FDA or comparable foreign regulatory authorities disagreeing as to the design or implementation of our clinical studies;

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  obtaining regulatory approval to commence a clinical trial;

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  reaching agreement on acceptable terms with prospective clinical research organizations, or CROs, and trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

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  manufacturing sufficient quantities of a product candidate for use in clinical trials;

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  obtaining institutional review board, or IRB, or ethics committees approval to conduct a clinical trial at each prospective site;

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  recruiting and enrolling patients and maintaining their participation in clinical trials;

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  having clinical sites observe trial protocol or continue to participate in a trial;

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  addressing any patient safety concerns that arise during the course of a clinical trial;

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  addressing any conflicts with new or existing laws or regulations; and

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  adding a sufficient number of clinical trial sites.

        Patient enrollment in clinical trials and completion of patient follow-up depend on many factors, including the size of the patient population, the nature of the trial protocol, the proximity of patients to clinical sites, the eligibility criteria for the clinical trial, patient compliance, competing clinical trials and clinicians' and patients' perceptions as to the potential advantages of the product being studied in relation to other available therapies, including any new treatments that may be approved for the indications we are investigating. For example, patients may be discouraged from enrolling in our clinical trials if the trial protocol requires them to undergo extensive post-treatment procedures or follow-up to assess the safety and efficacy of a product candidate, or they may be persuaded to participate in contemporaneous clinical trials of a competitor's product candidate. In addition, patients participating in our clinical trials may drop out before completion of the trial or suffer adverse medical events unrelated to our products. Delays in patient enrollment or failure of patients to continue to participate in a clinical trial may delay commencement or completion of the clinical trial, cause an increase in the costs of the clinical trial and delays, or result in the failure of the clinical trial.

        We could also encounter delays if the FDA concluded that our financial relationships with our principal investigators resulted in a perceived or actual conflict of interest that may have affected the interpretation of a study, the integrity of the data generated at the applicable clinical trial site or the utility of the clinical trial itself. Principal investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and receive cash compensation and/or stock options in connection with such services. If these relationships and any related compensation to or ownership interest by the clinical investigator carrying out the study result in perceived or actual conflicts of interest, or the FDA concludes that the financial relationship may have affected interpretation of the study, the integrity of the data generated at the applicable clinical trial site may be questioned and the utility of the clinical trial itself may be jeopardized, which could result in the delay or rejection of our application by the FDA. Any such delay or rejection could prevent us from commercializing any of our products currently in development.

        Further, clinical trials may also be delayed as a result of ambiguous or negative interim results. In addition, a clinical trial may be suspended or terminated by us, the FDA, the IRB overseeing the clinical trial at issue, the Data Safety Monitoring Board for such trial, any of our clinical trial sites with respect to that site, or other regulatory authorities due to a number of factors, including:

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  failure to conduct the clinical trial in accordance with applicable regulatory requirements or our clinical protocols;

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  inspection of the clinical trial operations or trial sites by the FDA or other regulatory authorities resulting in the imposition of a clinical hold;

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  inability of a clinical investigator or clinical trial site to continue to participate in the clinical trial;

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  unforeseen safety issues or adverse side effects;

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  failure to demonstrate a benefit from using the product candidate; and

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  lack of adequate funding to continue the clinical trial.

        Additionally, changes in regulatory requirements and guidance may occur and we may need to amend clinical trial protocols to reflect these changes. Amendments may require us to resubmit our clinical trial protocols to IRBs for reexamination, which may impact the costs, timing or successful completion of a clinical trial. If we experience delays in completion of, or if we terminate, any of our clinical trials, the commercial prospects for our product candidates may be harmed and our ability to generate product revenues from these product candidates will be delayed or not realized at all. In addition, any delays in completing our clinical trials will increase our costs, slow down our product candidate development and approval process and jeopardize our ability to commence product sales and generate revenues. Any of these occurrences may significantly harm our business, financial condition and prospects significantly. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of a clinical trial may also ultimately lead to the denial of regulatory approval of the subject product candidate.

If the FDA does not conclude that the iDose drug delivery implant satisfies the requirements for the 505(b)(2) regulatory approval pathway, or if the requirements for approval of the iDose drug delivery implant under Section 505(b)(2) are not as we expect, the approval pathway will likely take significantly longer, cost significantly more and encounter significantly more complications and risks than anticipated, and in any case may not be successful.

        We intend to seek FDA approval through the 505(b)(2) regulatory pathway for our drug delivery implant, iDose. The Drug Price Competition and Patent Term Restoration Act of 1984, also known as the Hatch-Waxman Act, added Section 505(b)(2) to the Federal Food, Drug and Cosmetic Act. Section 505(b)(2) permits the filing of an NDA where at least some of the information required for approval comes from studies that were not conducted by or for the applicant.

        If the FDA does not allow us to pursue the 505(b)(2) regulatory pathway for iDose as anticipated, we may need to conduct additional clinical trials, provide additional data and information and meet additional standards for regulatory approval. If this were to occur, the time and financial resources required to obtain FDA approval would likely substantially increase. Moreover, the inability to pursue the 505(b)(2) regulatory pathway could result in new competitive products reaching the market faster than our product candidate, which could materially adversely impact our competitive position and prospects. Even if we are allowed to pursue the 505(b)(2) regulatory pathway for iDose, we cannot assure you that we will receive the requisite or timely approvals for commercialization of this product candidate.

Failure to comply with post-marketing regulatory requirements could subject us to enforcement actions, including substantial penalties, and might require us to recall or withdraw a product from the market.

        Once a medical device is approved, a manufacturer must notify the FDA of any modifications to the device. Any modification to a device that has received FDA clearance or approval that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, design or manufacture, requires premarket clearance or approval from the FDA pursuant to a new 510(k) clearance or approval of a PMA supplement. The FDA requires every manufacturer to make the determination in the first instance regarding whether a modification to a cleared or approved device necessitates the filing of a new 510(k) notification or PMA supplement. The FDA may review any manufacturer's decision and can disagree. If the FDA disagrees with any future determination by us that a new clearance or approval is not required, we may need to cease marketing or to recall the modified product until and unless we obtain clearance or approval. In addition, we could also be subject to significant regulatory fines or penalties. Any of these outcomes would harm our business.

        A manufacturer must also submit periodic reports to the FDA as a condition of PMA approval. These reports include safety and effectiveness information about the device after its approval. Failure to submit such reports, or failure to submit the reports in a timely manner, could result in enforcement action by the FDA. Following its review of the periodic reports, the FDA might ask for additional information or initiate further investigation.

        The PMA approval for the iStent is subject to several conditions of approval, including postmarket study and registry study requirements. Failure to comply with the conditions of approval could result in the withdrawal of PMA approval, and the inability to continue to market the device. Failure to conduct the required studies in accordance with IRB and informed consent requirements could also be grounds for withdrawal of approval of the PMA.

        The regulations to which we are subject are complex and have become more stringent over time. Regulatory changes could result in restrictions on our ability to continue or expand our operations, higher than anticipated costs, or lower than anticipated sales. Even after we have obtained the proper regulatory clearance or approval to market a product, we have ongoing responsibilities under FDA regulations and applicable foreign laws and regulations. The FDA, state and foreign regulatory authorities have broad enforcement powers. Our failure to comply with applicable regulatory requirements could result in enforcement action by the FDA, state or foreign regulatory authorities, which may include any of the following sanctions:

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  untitled letters or warning letters;

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  fines, injunctions, consent decrees and civil penalties;

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  recalls, termination of distribution, administrative detention, or seizure of our products;

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  customer notifications or repair, replacement or refunds;

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  operating restrictions or partial suspension or total shutdown of production;

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  delays in or refusal to grant our requests for future 510(k) clearances, PMA approvals or foreign regulatory approvals of new products, new intended uses, or modifications to existing products;

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  withdrawals or suspensions of current 510(k) clearances or PMAs or foreign regulatory approvals, resulting in prohibitions on sales of our products;

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  FDA refusal to issue certificates to foreign governments needed to export products for sale in other countries; and

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  criminal prosecution.

        Any of these sanctions could result in higher than anticipated costs or lower than anticipated sales and have a material adverse effect on our reputation, business, results of operations and financial condition.

We must continually monitor the performance of our products once approved and marketed for signs that their use may elicit serious and unexpected adverse effects. Any recall of our products, either voluntarily or at the direction of the FDA or another governmental authority, or the discovery of serious safety issues with our products that leads to corrective actions, could have a significant adverse impact on us.

        Our ability to achieve our strategic objectives will depend, among other things, on the long-term clinical performance of the iStent for lowering intraocular pressure in mild-to-moderate open-angle glaucoma patients undergoing cataract surgery. Our original PMA approval for the iStent included several post-marketing study requirements and future approvals may be subject to similar requirements. Failure to conduct required post-marketing studies in a timely manner could result in the revocation of the clearance or approval for the product that is subject to such a requirement and could also result in the recall or withdrawal of the product, which would prevent us from generating sales from that product in the United States.

        Although we believe follow-up at two years continues to support efficacy and safety of the iStent for lowering intraocular pressure in mild-to-moderate open-angle glaucoma patients undergoing cataract surgery, in the future, longer term study outcomes could demonstrate conflicting clinical effectiveness, a reduction of effectiveness, no clinical effectiveness or longer term safety issues with the iStent. This type of differing data could have a detrimental effect on the market penetration and usage of the iStent by customers treating mild-to-moderate open-angle glaucoma and/or the risk/benefit profile of using the iStent to treat mild-to-moderate open-angle glaucoma in combination with cataract surgery. As a result, our sales may decline or expected growth would be negatively impacted. This could put pressure on our ability to execute key components of our business strategy and/or negatively impact our operating condition and financial results.

        More generally, all medical devices, such as the iStent, can experience performance problems that require review and possible corrective action by us or a component supplier. We cannot provide assurance that component failures, manufacturing errors, noncompliance with quality system requirements or good manufacturing practices, design defects and/or labeling inadequacies in any device or drug products that could result in an unsafe condition or injury to the patient will not occur. The FDA and similar foreign governmental authorities have the authority to require the recall of commercialized products in the event of material deficiencies or defects in design or manufacture of a product or in the event that a product poses an unacceptable risk to health. Manufacturers may also, under their own initiative, stop shipment or recall a product if any material deficiency is found or withdraw a product to improve device performance or for other reasons. A government-mandated or voluntary recall by us or one of our distributors could occur as a result of an unacceptable risk to health, component failures, manufacturing errors, noncompliance with good manufacturing practices or quality system requirements, design or labeling defects or other deficiencies and issues. Similar regulatory agencies in other countries have similar authority to recall products because of material deficiencies or defects in design or manufacture that could endanger health. Any recall would divert management attention and financial resources, could cause the price of our stock to decline and expose us to product liability or other claims and harm our reputation with customers. A recall involving our products could be particularly harmful to our business, financial and operating results.

        The FDA requires that certain classifications of recalls be reported to the FDA within 10 working days after the recall is initiated. Notice to the FDA of a correction or removal is required when undertaken to reduce a risk to health, including when there is a reasonable probability that the product will cause serious adverse health consequences or death, or when use of the device may cause temporary or medically reversible adverse health consequences or an outcome where the probability of serious adverse health consequences is remote. In addition, companies are required to maintain certain records of corrections and removal, even if they are not reportable to the FDA or similar foreign governmental authorities. We may initiate voluntary recalls involving our products in the future that we determine do not require notification of the FDA or foreign governmental authorities. If the FDA or foreign governmental authorities disagree with our determinations, they could require us to report those actions as recalls. A future recall announcement could harm our reputation with customers and negatively affect our sales. In addition, the FDA or a foreign governmental authority could take enforcement action for failing to report the recalls when they were conducted.

        In addition, under the FDA's medical device reporting regulations, we are required to report to the FDA any incident in which our product may have caused or contributed to a death or serious injury or in which our product malfunctioned and, if the malfunction were to recur, would likely cause or contribute to death or serious injury. Repeated product malfunctions may result in a voluntary or involuntary product recall. We are subject to similar obligations in the EEA and other countries in which we market our products.

        Depending on the corrective action we take to redress a product's deficiencies or defects, the FDA or applicable foreign regulatory authority may require, or we may decide, that we will need to obtain new approvals or clearances for the device before we may market or distribute the corrected device. Seeking such approvals or clearances may delay our ability to replace the recalled devices in a timely manner. Moreover, we may face additional regulatory enforcement action, including FDA warning letters, product seizure, injunctions, administrative penalties, civil penalties or criminal fines. We may also be required to bear other costs or take other actions that may have a negative impact on our sales as well as face significant adverse publicity or regulatory consequences, which could harm our business, including our ability to market our products in the future.

        Any adverse event involving our products, whether in the United States or abroad, could result in future voluntary corrective actions, such as recalls or customer notifications, or agency action, such as inspection, mandatory recall, orders of repair, replacement or refund or other enforcement action. Any corrective action, whether voluntary or involuntary, as well as defending ourselves in a lawsuit, will require the dedication of our time and capital, distract management from operating our business and may harm our reputation and financial results.

If we or our component manufacturers fail to comply with the FDA's Quality System Regulation or Good Manufacturing Practice regulations, our manufacturing operations could be interrupted, and our product sales and operating results could suffer.

        We and some of our component manufacturers are required to comply with regulatory requirements known as the FDA's Quality System Regulation, or QSR, which covers the procedures and documentation of the design, testing, production, control, quality assurance, inspection, complaint handling, recordkeeping, management review, labeling, packaging, sterilization, storage and shipping of our device products. The FDA's current Good Manufacturing Practices, or cGMPs apply to the manufacture of drug substance and finished drug products. The FDA audits compliance with these regulatory requirements through periodic announced and unannounced inspections of manufacturing and other facilities. The FDA may conduct inspections or audits at any time, and we and some of our component suppliers are subject to such inspections. Although we believe our manufacturing facilities and those of our critical component suppliers are in compliance with the QSR requirements, and with applicable cGMPs for our iDose drug delivery implant, we cannot provide assurance that any future inspection will not result in adverse findings. If our manufacturing facilities or those of any of our component suppliers are found to be in violation of applicable laws and regulations, or we or our suppliers have significant noncompliance issues or fail to timely and adequately respond to any adverse inspectional observations or product safety issues, or if any corrective action plan that we or our suppliers propose in response to observed deficiencies is not sufficient, the FDA could take enforcement action, including any of the following sanctions:

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  untitled letters or warning letters;

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  fines, injunctions, consent decrees and civil penalties;

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  customer notifications or repair, replacement, refunds, recall, detention or seizure of our products;

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  operating restrictions or partial suspension or total shutdown of production;

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  refusing or delaying our requests for clearance or approval of new products or modified products;

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  withdrawing clearances or approvals that have already been granted;

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  refusal to grant export approval for our products; or

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  criminal prosecution.

        Any of these sanctions could adversely affect our business, financial conditions and operating results.

        Outside the United States, our products and operations are also often required to comply with standards set by industrial standards bodies, such as the International Organization for Standardization. Foreign regulatory bodies may evaluate our products or the testing that our products undergo against these standards. The specific standards, types of evaluation and scope of review differ among foreign regulatory bodies. If we fail to adequately comply with any of these standards, a foreign regulatory body may take adverse actions similar to those within the power of the FDA. Any such action may harm our reputation and could have an adverse effect on our business, results of operations and financial condition.

If we fail to obtain and maintain regulatory approval in foreign jurisdictions, our market opportunities will be limited.

        The iStent is currently approved for sale in 20 countries outside of the United States, where it is sold through a direct sales network in Germany as well as distributors in other countries. In order to market our products in the European Union, Asia or other foreign jurisdictions, we must obtain and maintain separate regulatory approvals and comply with numerous and varying regulatory requirements. The approval procedure varies from country to country and can involve additional testing. The time required to obtain approval abroad may be longer than the time required to obtain FDA clearance or approval. Foreign regulatory approval processes include many of the risks associated with obtaining FDA clearance or approval and we may not obtain foreign regulatory approvals on a timely basis, if at all. FDA clearance or approval does not ensure approval by regulatory authorities in other countries, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries. However, the failure to obtain clearance or approval in one jurisdiction may have a negative impact on our ability to obtain clearance or approval elsewhere. If we do not obtain or maintain necessary approvals to commercialize our products in markets outside the United States, it would negatively affect our overall market penetration.

We may be subject to fines, penalties, injunctions or other enforcement actions if we are determined to be promoting the use of our products for unapproved or "off-label" uses, resulting in damage to our reputation and business.

        Our promotional materials and training methods must comply with FDA and other applicable laws and regulations, including the prohibition of the promotion of a drug or medical device for a use that has not been cleared or approved by the FDA. Use of a drug or device outside of its cleared or approved indications is known as "off-label" use. Physicians may use our products off-label, as the FDA does not restrict or regulate a physician's choice of treatment within the practice of medicine. However, if the FDA determines that our promotional materials or training constitutes promotion of an off-label use, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions, including the issuance of warning letters, untitled letters, fines, penalties, consent decrees, injunctions, or seizures, which could have an adverse impact on our reputation and financial results. We could also be subject to enforcement action under other federal or state laws, including the federal False Claims Act, or FCA.

Failure to comply with the Federal Health Insurance Portability and Accountability Act of 1996, the Health Information Technology for Economic and Clinical Health Act, and implementing regulations affecting the transmission, security and privacy of health information could result in significant penalties.

        Numerous federal and state laws and regulations, including the Federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, and the Health Information Technology for Economic and Clinical Health Act, or HITECH Act, govern the collection, dissemination, security, use and confidentiality of patient-identifiable health information. HIPAA and the HITECH Act may require us to comply with standards for the use and disclosure of health information within our company and with third parties. The Privacy Standards and Security Standards under HIPAA establish a set of basic national privacy and security standards for the protection of individually identifiable health information by health plans, healthcare clearinghouses and certain healthcare providers, referred to as covered entities, and the business associates with whom such covered entities contract for services. Notably, whereas HIPAA previously directly regulated only these covered entities, the HITECH Act, which was signed into law as part of the stimulus package in February 2009, makes certain of HIPAA's privacy and security standards also directly applicable to covered entities' business associates. As a result, both covered entities and business associates are now subject to significant civil and criminal penalties for failure to comply with the Privacy Standards and Security Standards.

        HIPAA and the HITECH Act also include standards for common healthcare electronic transactions and code sets, such as claims information, plan eligibility and payment information. Covered entities, such as healthcare providers, are required to conform to such transaction set standards pursuant to HIPAA.

        HIPAA requires healthcare providers to develop and maintain policies and procedures with respect to protected health information that is used or disclosed, including the adoption of administrative, physical and technical safeguards to protect such information. The HITECH Act expands the notification requirement for breaches of patient-identifiable health information, restricts certain disclosures and sales of patient-identifiable health information and provides a tiered system for civil monetary penalties for HIPAA violations. The HITECH Act also increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney fees and costs associated with pursuing federal civil actions. Additionally, certain states have adopted comparable privacy and security laws and regulations, some of which may be more stringent than HIPAA.

        If we do not comply with applicable existing or new laws and regulations related to patient health information, we could be subject to criminal or civil sanctions. New health information standards, whether implemented pursuant to HIPAA, the HITECH Act, congressional action or otherwise, could have a significant effect on the manner in which we handle healthcare related data and the cost of complying with these standards could be significant.

        The 2013 final HITECH Act omnibus rule modifies the breach reporting standard in a manner that will likely make more data security incidents qualify as reportable breaches. Any liability from a failure to comply with the applicable requirements of HIPAA or the HITECH Act could adversely affect our financial condition. The costs of complying with privacy and security-related legal and regulatory requirements are burdensome and could have a material adverse effect on our results of operations. These new provisions, as modified, will be subject to interpretation by various courts and other governmental authorities, thus creating potentially complex compliance issues for us, as well as our clients and strategic partners. In addition, we are unable to predict what changes to the HIPAA Privacy Standards and Security Standards might be made in the future or how those changes could affect our business. Any new legislation or regulation in the area of privacy and security of personal information, including personal health information, could also adversely affect our business operations.

If we fail to comply with state and federal healthcare regulatory laws, we could face substantial penalties, damages, fines, disgorgement, exclusion from participation in governmental healthcare programs, and the curtailment of our operations, any of which could adversely affect our business, operations, and financial condition.

        Although we do not provide healthcare services, submit claims for third-party reimbursement, or receive payments directly from Medicare, Medicaid or other third-party payors for our products, we are subject to healthcare fraud and abuse regulation and enforcement by federal and state governments, which could significantly impact our business. The laws that may affect our ability to operate include, but are not limited to:

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  the federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, receiving, offering, or paying remuneration, directly or indirectly, in cash or in kind, in exchange for or to induce either the referral of an individual for, or the purchase, lease, order or recommendation of, any good, facility, item or service for which payment may be made, in whole or in part, under federal healthcare programs such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of this statute or specific intent to violate it;

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  the civil FCA, which prohibits, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other third-party payors that are false or fraudulent; knowingly making using, or causing to be made or used, a false record or statement to get a false or fraudulent claim paid or approved by the government; or knowingly making, using, or causing to be made or used, a false record or statement to avoid, decrease or conceal an obligation to pay money to the federal government;

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  the criminal FCA, which imposes criminal fines or imprisonment against individuals or entities who make or present a claim to the government knowing such claim to be false, fictitious or fraudulent;

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  HIPAA, which created federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

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  the federal civil monetary penalties statute, which prohibits, among other things, the offering or giving of remuneration to a Medicare or Medicaid beneficiary that the person knows or should know is likely to influence the beneficiary's selection of a particular supplier of items or services reimbursable by a Federal or state governmental program;

  •
  the federal physician sunshine requirements under PPACA, which require certain manufacturers of drugs, devices, biologics, and medical supplies to report annually to the U.S. Department of Health and Human Services information related to payments and other transfers of value to physicians, other healthcare providers, and teaching hospitals, and ownership and investment interests held by physicians and other healthcare providers and their immediate family members. The period between August 1, 2013 and December 31, 2013 was the first reporting period, and manufacturers were required to report aggregate payment data by March 31, 2014, and to report detailed payment data and submit legal attestation to the accuracy of such data by June 30, 2014. Thereafter, manufacturers must submit reports by the 90th day of each subsequent calendar year; and

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  state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws that may apply to items or services reimbursed by any third-party payor, including commercial insurers; state laws that require pharmaceutical companies to comply with the device industry's voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; and state laws that require device manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures.

        Further, the PPACA, among other things, amended the intent requirements of the federal Anti-Kickback Statute and certain criminal statutes governing healthcare fraud. A person or entity can now be found guilty of violating the statute without actual knowledge of the statute or specific intent to violate it. In addition, PPACA provided that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA. Moreover, while we do not submit claims and our customers make the ultimate decision on how to submit claims, from time to time, we may provide reimbursement guidance to our customers. If a government authority were to conclude that we provided improper advice to our customers or encouraged the submission of false claims for reimbursement, we could face action against us by government authorities. Any violations of these laws, or any action against us for violation of these laws, even if we successfully defend against it, could result in a material adverse effect on our reputation, business, results of operations and financial condition.

        We have entered into consulting and scientific advisory board arrangements with physicians and other healthcare providers, including some who influence the ordering of and use of our products in procedures they perform. Compensation for some of these arrangements includes the provision of stock options. While we have worked to structure our arrangements to comply with applicable laws, because of the complex and far-reaching nature of these laws, regulatory agencies may view these transactions as prohibited arrangements that must be restructured, or discontinued, or for which we could be subject to other significant penalties. We could be adversely affected if regulatory agencies interpret our financial relationships with providers who influence the ordering of and use our products to be in violation of applicable laws.

        The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. Federal and state enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. Responding to investigations can be time-and resource-consuming and can divert management's attention from the business. Additionally, as a result of these investigations, healthcare providers and entities may have to agree to additional onerous compliance and reporting requirements as part of a consent decree or corporate integrity agreement. Any such investigation or settlement could increase our costs or otherwise have an adverse effect on our business.

        If our operations are found to be in violation of any of the laws described above or any other government regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in federal and state healthcare programs and the curtailment or restricting of our operations, any of which could harm our ability to operate our business and our financial results.

Foreign governments tend to impose strict price controls, which may adversely affect our future profitability.

        We currently sell the iStent and iStent Inject outside the United States and we plan to further expand our international operations. In some foreign countries, particularly in the European Union, the pricing of medical devices is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to supply data that compares the cost-effectiveness of our products to other available therapies. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, it may not be profitable to sell our products in certain foreign countries, which could negatively affect the long-term growth of our business.

Our financial performance may be affected by medical device tax provisions in the healthcare reform laws.

        The PPACA imposes among other things, an excise tax of 2.3% on any entity that manufactures or imports medical devices offered for sale in the United States beginning in 2013. Under these provisions, the Congressional Research Services predicts that the total cost to the medical device industry may be up to $29 billion over the next decade. The iStent is subject to this tax and the other products in our pipeline will be subject to this tax. There are no assurances that our business will not be materially adversely affected by the current, or possible future additional tax, provisions implemented under healthcare reform.

Our operations involve hazardous materials, and we must comply with environmental laws and regulations, which can be expensive.

        We are subject to a variety of federal, state and local regulations relating to the use, handling, storage, disposal, and human exposure to hazardous and toxic materials. We could incur costs, fines, and civil and criminal sanctions, third-party property damage or personal injury claims, or could be required to incur substantial investigation or remediation costs, if we were to violate or become liable under environmental laws. Compliance with current or future environmental and safety laws and regulations could restrict our ability to expand our facilities, impair our research, development or production efforts, or require us to incur other significant expenses. There can be no assurance that violations of environmental laws or regulations will not occur in the future as a result of the inability to obtain permits, human error, accident, equipment failure or other causes.

Risks Related to Our Intellectual Property

If we are unable to adequately protect our intellectual property, our competitors and other third parties could develop and commercialize products similar or identical to ours, which would substantially impair our ability to compete.

        Our success and ability to compete depends significantly upon our ability to maintain and protect our proprietary rights to the technologies and inventions used in or embodied by our products. We rely on a combination of patents and trademark rights, and to a lesser extent on trade secrets and copyrights, together with licenses and nondisclosure agreements to protect our intellectual property. These legal means, however, afford only limited protection and may not adequately protect our intellectual property rights. We also have not pursued or maintained, and may not pursue or maintain in the future, patent protection for our products in every country or territory in which we sell or will in the future sell our products. In addition, we cannot be sure that any of our pending patent applications or pending trademark applications will issue or that, if issued, they will issue in a form that will be advantageous to us. The United States Patent and Trademark Office, or USPTO, or other foreign patent offices may deny or significantly narrow claims made under our patent applications and our issued patents may be successfully challenged, may be designed around, or may otherwise be of insufficient scope to provide us with any meaningful protection for our present or future commercial products. Further, the USPTO or other foreign trademark offices may deny our trademark applications and, even if published or registered, these trademarks may be ineffective in protecting our brand and goodwill and may be successfully opposed or challenged.

        The patent prosecution process itself is expensive and time consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. The patent prosecution process requires compliance with complex laws, rules and regulations imposed by patent authorities. Failure to comply with these laws, rules and regulations may derive, among other bases, from various defects of form in the preparation or filing of our patents or patent applications, which may include defects that relate to our making proper priority claims and inventorship determinations. If any such defects are identified, we may need to take corrective action. For example, we recently filed petitions with the USPTO to request in part that Dr. Richard Hill, one of our consultants, be added as an inventor on patents related to our iStent and iStent Inject products and iStent Supra product candidate that were developed during Dr. Hill's consultancy. Dr. Hill has assigned his rights in these patents and certain other patent applications to us pursuant to the terms of his consulting agreement. We cannot assure you, however, that our petitions to the USPTO will be successful. Dr. Hill was employed as an Associate Professor at the University of California, Irvine, or the University, during the period when these patents and patent applications were developed. We engaged in discussions with the University to address whether it has any ownership claim to these patents and patent applications as a result of Dr. Hill's employment, and in December 2014, we entered into an agreement with the University pursuant to which the University agreed not to challenge our ownership of these patents and patent applications. In addition, if any material defects are found in the form or preparation of any of our patents or patent applications, such patents or applications may be invalid and unenforceable. Any of these outcomes could impair our ability to prevent competition from third parties, which could harm our business. Moreover, the USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. In addition, periodic maintenance fees on issued patents often must be paid to the USPTO and foreign patent agencies over the lifetime of the patent. While an unintentional lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment or delay in payment of fees or annuities (whether intentional or unintentional), failure to specify proper entity status, and failure to properly legalize and submit formal documents. If we fail to maintain the patents and patent applications covering our products or procedures, we may not be able to stop a competitor from marketing products that are the same as or similar to our products, which would have a material adverse effect on our business.

        The patent position of medical device companies is generally highly uncertain, involves complex legal and factual questions and has in recent years been the subject of much litigation. In the United

States and in many foreign jurisdictions, policies regarding the breadth of claims allowed in patents can be inconsistent. The U.S. Supreme Court and the Court of Appeals for the Federal Circuit have made, and will likely continue to make, changes in how the patent laws of the United States are interpreted. Similarly, foreign courts have made, and will likely continue to make, changes in how the patent laws in their respective jurisdictions are interpreted. We cannot predict future changes in the interpretation of patent laws or changes to patent laws that might be enacted into law by U.S. and foreign legislative bodies. Those changes may materially affect our patents or patent applications and our ability to obtain patents. Future protection for our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage, which could adversely affect our business, financial condition and results of operations.

        Patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. On September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted, redefine prior art, may affect patent litigation, and switch the U.S. patent system from a "first-to-invent" system to a "first-to-file" system. Under a "first-to-file" system, assuming the other requirements for patentability are met, the first inventor to file a patent application generally will be entitled to the patent on an invention regardless of whether another inventor had made the invention earlier. The USPTO developed new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first-to-file provisions, only became effective on March 16, 2013. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business and financial condition. In addition, patent reform legislation may pass in the future that could lead to additional uncertainties and increased costs surrounding the prosecution, enforcement, and defense of our patents and applications.

        We may be subject to a third-party preissuance submission of prior art to the USPTO or to another foreign patent office, or become involved in opposition, derivation, reexamination, inter partes review, post-grant review, or other patent office proceedings or litigation, in the United States or elsewhere, challenging our patent rights or the patent rights of others. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our technology or products and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights.

        We have a number of foreign patents and patent applications, and expect to pursue patent protection in the most significant markets in which we do business. The laws of other countries in which our product offerings are or may be sold may not protect our product offerings and intellectual property to the same extent as U.S. laws, if at all. Many companies have encountered significant difficulties in obtaining, protecting and defending such rights in such markets. In addition, many countries limit the enforceability of patents against other parties, including government agencies or government contractors. In these countries, the patent owner may have limited remedies, and certain countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to other parties. We also may be unable to protect our rights in trade secrets and unpatented proprietary technology in these countries. If we encounter such difficulties or we are otherwise precluded from effectively protecting our intellectual property rights in these jurisdictions, our business, financial condition and results of operations could be substantially harmed.

        Despite our efforts to safeguard our unpatented and unregistered intellectual property rights, we may not be successful in doing so, or the steps taken by us in this regard may not be adequate to detect or deter misappropriation of our technology or to prevent an unauthorized third party from copying or otherwise obtaining and using our products, technology or other information that we regard as proprietary. Moreover, our competitors may independently develop equivalent knowledge, methods and know-how. Competitors could purchase our products and attempt to replicate some or all of the competitive advantages we derive from our development efforts, infringe our intellectual property rights, design around our protected technology or develop their own competitive technologies that fall outside of our intellectual property rights. Our inability to adequately protect our intellectual property could allow our competitors and other third parties to produce products based on our patented or proprietary technology and other intellectual property rights, which could substantially impair our ability to compete.

        We may not be able to accurately estimate or control our future operating expenses in relation to obtaining, enforcing and/or defending intellectual property, which could lead to cash shortfalls. Our operating expenses may fluctuate significantly in the future as a result of the costs of preparing, filing, prosecuting, defending and enforcing patent claims and other patent related costs, including litigation costs and the results of such litigation.

We are currently and may in the future become involved in patent and other intellectual property litigation or administrative proceedings to enforce or defend our intellectual property rights, which could be costly, time consuming and unsuccessful and could interfere with our ability to successfully commercialize our products.

        We are currently asserting and may in the future need to assert claims of infringement against third parties to protect our intellectual property. Since March 2013, we have been engaged in a dispute with Transcend Medical, Inc., or Transcend, in which Transcend is challenging certain of our patents as invalid and seeking a declaratory judgment that they do not infringe our patents. We answered this challenge with a counterclaim alleging Transcend's infringement of our patents. Transcend has also asserted an inequitable conduct defense in connection with three patents in the lawsuit, and has alleged a pattern of inequitable conduct in connection with the inventorship of such patents and certain additional patents not directly at issue in the lawsuit. While we deny and dispute Transcend's claims, there is no guarantee that we will prevail in this litigation, or that we will receive any damages or other relief if we do prevail. In the event of an adverse judgment in this matter, the court could hold that some or all of our asserted patents are not infringed, or that they are invalid or unenforceable, which would diminish the extent of patent protection we have on our iStent Supra product. Furthermore, if Transcend were to prevail on its general theories of alleged inequitable conduct, some of these other patents that Transcend is not challenging in its suit, but which Transcend has identified in its pleadings in this suit to support its allegations of inequitable conduct, could later be subject to similar claims from other third parties, which could potentially weaken the general scope of protection these patents afford our products. See "Business—Legal Proceedings" for more information regarding our dispute with Transcend.

        Regardless of the final outcome, any litigation to enforce our intellectual property rights in patents, copyrights, trade secrets or trademarks is highly unpredictable and could result in substantial costs and diversion of resources, which could have a material adverse effect on our business, financial condition and results of operations. Any claims we assert against alleged infringers could provoke these third parties to assert counterclaims against us alleging that we infringe their own intellectual property rights, or that our rights are invalid or unenforceable. A court could hold that some or all of our asserted intellectual property rights are not infringed, or could invalidate our rights, hold our rights unenforceable, or substantially narrow the scope of protection. Any such adverse result would undermine our competitive position.

We may become subject to claims of infringement or misappropriation of the intellectual property rights of others, which could prohibit us from selling our products, require us to obtain licenses from third parties, require us to develop non-infringing alternatives and/or subject us to substantial monetary damages and injunctive relief.

        The medical device industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. Moreover, because patent applications can take many years to issue, there may be currently pending applications, unknown to us, which may later result in issued patents that materially and adversely affect our business. Additionally, our competitors could later pursue additional patent protection related to their earlier patent disclosures, where such patent filings are prepared with intent to cover our products. Third parties could also assert infringement or misappropriation claims against us with respect to our products. Whether or not such claims are valid, we cannot be certain that we have not infringed the intellectual property rights of such third parties or others. Any infringement or misappropriation claim could result in significant costs, substantial damages and our inability to manufacture, market or sell our existing or future products that are found to infringe. Even if we were to prevail in any such action, the litigation could result in substantial cost and diversion of resources that could materially and adversely affect our business. If a court determined, or if we independently discovered, that our product offerings violated third-party proprietary rights, there can be no assurance that we would be able to re-engineer our products to avoid those rights or to obtain a license under those rights on commercially reasonable terms, if at all. As a result, we could be prohibited from selling products that are found to infringe, or we could elect not to sell or to stop selling products that we believe have a substantial probability of infringing a third-party's intellectual property rights. Even if obtaining a license were feasible, it may be costly and time-consuming. A court could also enter orders that temporarily, preliminarily or permanently enjoin us or our customers from making, using, selling, offering to sell, distributing, exporting or importing the iStent or future products, such as the iStent Inject, iStent Supra or iDose, or could enter orders mandating that we undertake certain remedial activities. A court could also order us to pay compensatory damages for such infringement, plus prejudgment interest, and if we are found to have willfully infringed third-party rights, could in addition treble the compensatory damages and award attorneys' fees. These damages could be substantial and could harm our reputation, business, financial condition and results of operations.

        Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses, and could distract our technical management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could hurt the price of our common stock. Such litigation proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could compromise our ability to compete in the marketplace.

If any of our employees, consultants or others breach their proprietary information agreements, our competitive position could be harmed.

        We protect our proprietary technology, in part, through proprietary information and inventions agreements with employees, consultants and other parties. These agreements with employees and consultants generally contain standard provisions requiring those individuals to assign to us, without additional consideration, inventions conceived or reduced to practice by them while employed or retained by us, subject to customary exceptions. Although it is our policy to require each of our employees, consultants and any other parties who may be involved in the development of intellectual property on our behalf to execute such agreements, we may be unsuccessful in doing so with each party who in fact develops intellectual property that we regard as our own. The relevant assignment provisions may not be self-executing or may be breached. As a result, our competitors may learn our trade secrets or we may be required to pursue litigation in order to determine the ownership of the intellectual property rights at issue.

        Even if we file suit to prevent or stop such disclosure, there is a risk that a court could find we have not adequately protected the information as a trade secret and allow use of the disclosed information by our competitors. Additionally, we may need to file suit to force the employee, consultant or other party in breach to assign his, her or its rights to us, or we may need to pay additional compensation to such employee, consultant or other party in order to quiet or obtain legal title to the intellectual property rights at issue.

We may be subject to claims that we or our employees have misappropriated the intellectual property of a third party, including trade secrets or know-how, or are in breach of non-competition or non-solicitation agreements with our competitors and third parties may claim an ownership interest in intellectual property we regard as our own.

        Many of our employees and consultants were previously employed at or engaged by other medical device, biotechnology or pharmaceutical companies, including our competitors or potential competitors. Some of these employees, consultants and contractors, may have executed proprietary rights, non-disclosure and non-competition agreements in connection with such previous employment. Although we try to ensure that our employees and consultants do not use the intellectual property, proprietary information, know-how or trade secrets of others in their work for us, we may be subject to claims that we or these individuals have, inadvertently or otherwise, misappropriated the intellectual property or disclosed the alleged trade secrets or other proprietary information, of these former employers or competitors. Additionally, we may be subject to claims from third parties challenging our ownership interest in intellectual property we regard as our own, based on claims that our employees or consultants have breached an obligation to assign inventions to another employer, to a former employer, or to another person or entity. For example, Dr. Hill, one of our consultants, was also employed as an Associate Professor at the University during the period when certain patents and patent applications to which Dr. Hill contributed were developed. We were in discussions with the University to address whether it has any ownership claim to these patents as a result of Dr. Hill's employment. In December 2014, we entered into an agreement with the University pursuant to which the University agreed not to challenge our ownership of the patents and patent applications to which Dr. Hill contributed while he was both a consultant for us and a faculty member at the University. Litigation may be necessary to defend against any other claims, and it may be necessary or we may desire to enter into a license to settle any such claim; however, there can be no assurance that we would be able to obtain a license on commercially reasonable terms, if at all. If our defense to those claims fails, in addition to paying monetary damages, a court could prohibit us from using technologies or features that are essential to our products, if such technologies or features are found to incorporate or be derived from the trade secrets or other proprietary information of the former employers. An inability to incorporate technologies or features that are important or essential to our products could have a material adverse effect on our business, and may prevent us from selling our products. In addition, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against these claims, litigation could result in substantial costs and could be a distraction to management. Any litigation or the threat thereof may adversely affect our ability to hire employees or contract with independent sales representatives. A loss of key personnel or their work product could hamper or prevent our ability to commercialize our products, which could have an adverse effect on our business, results of operations and financial condition.

Risks Related to Being a Public Company

We will incur increased costs as a result of operating as a public company and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

        As a public company, and increasingly after we are no longer an "emerging growth company," we will incur significant legal, accounting, administrative and other costs and expenses that we have not previously incurred as a private company. We will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, which will require, among other things, that we file with the Securities and Exchange Commission, or the SEC, annual, quarterly and current reports with respect to our business and financial condition. In addition, the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act, and rules subsequently implemented by the SEC and the New York Stock Exchange impose numerous requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Further, pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the SEC has adopted additional rules and regulations in these areas, such as mandatory "say on pay" voting requirements that will apply to us when we cease to be an emerging growth company. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and may impact the manner in which we operate our business in ways we cannot currently anticipate. Our management and other personnel will need to devote a substantial amount of time to compliance with these laws and regulations. These requirements have increased and will continue to increase our legal, accounting and financial compliance costs and have made and will continue to make some activities more time consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or our board committees or as executive officers.

        The increased costs will decrease our net income or increase our net loss, and may require us to reduce costs in other areas of our business or increase the prices of our products or services. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. However, these rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

If we experience material weaknesses in the future or otherwise fail to maintain an effective system of internal controls in the future, we may not be able to accurately report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our common stock.

        The Sarbanes-Oxley Act requires, among other things, that we assess the effectiveness of our internal control over financial reporting annually and the effectiveness of our disclosure controls and procedures quarterly. In particular, Section 404(a) of the Sarbanes-Oxley Act, or Section 404(a), will require us to perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting. Section 404(b) of the Sarbanes-Oxley Act, or Section 404(b), also requires our independent registered public accounting firm to attest to the effectiveness of our internal control over financial reporting. As an "emerging growth company" we expect to avail ourselves of the exemption from the requirement that our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting under Section 404(b). However, we may no longer avail ourselves of this exemption when we are no longer an "emerging growth company." When our independent registered public accounting firm is required to undertake an assessment of our internal control over financial reporting, the cost of our compliance with Section 404(b) will correspondingly increase. Our compliance with applicable provisions of Section 404 will require that we incur substantial accounting expense and expend significant management time on compliance-related issues as we implement additional corporate governance practices and comply with reporting requirements.

        Furthermore, investor perceptions of our company may suffer if deficiencies are found, and this could cause a decline in the market price of our stock. Regardless of compliance with Section 404, any failure of our internal control over financial reporting could have a material adverse effect on our stated operating results and harm our reputation. If we are unable to implement these requirements effectively or efficiently, it could harm our operations, financial reporting, or financial results and could result in an adverse opinion on our internal controls from our independent registered public accounting firm.

We are an "emerging growth company," and the reduced disclosure requirements applicable to such companies could make our common stock less attractive to investors.

        We are an "emerging growth company," as defined in the Jumpstart Our Business Startups, or JOBS Act, enacted in April 2012, and may remain an "emerging growth company" until the last day of the fiscal year following the fifth anniversary of the completion of this offering. However, if certain events occur prior to the end of such five-year period, including if we become a "large accelerated filer," our annual gross revenues equals or exceeds $1.0 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period. For as long as we remain an "emerging growth company," we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not "emerging growth companies." These exemptions include:

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  being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced "Management's Discussion and Analysis of Financial Condition and Results of Operations" disclosure;

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  not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

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  reduced disclosure obligations regarding executive compensation; and

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  exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

        We have taken advantage of reduced reporting burdens in this prospectus. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation related information that would be required if we were not an emerging growth company. We cannot predict whether investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be reduced or more volatile. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards, delaying the adoption of these accounting standards until they would apply to private companies. We have elected not to avail ourselves of this exception and therefore will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Risks Related to Our Common Stock and Ownership of Our Common Stock

Our common stock has not been publicly-traded, and we expect that the price of our common stock will fluctuate substantially.

        Before this offering, there has been no public market for our common stock. Although our common stock has been approved for listing on the New York Stock Exchange, an active public trading market may not develop or be sustained following the completion of this offering. The price of the common stock sold in this offering will not necessarily reflect the market price of our common stock after this offering. The market price for our common stock after this offering will be affected by a number of factors, including:

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  the depth and liquidity of the market for our common stock;

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  volume, timing and nature of orders for our products;

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  developments generally affecting medical device companies;

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  actual or anticipated quarterly variation in our results of operations or the results of our competitors;

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  the announcements by us or our competitors of new products or product enhancements, significant contracts, commercial relationships or capital commitments;

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  developments or disputes concerning our intellectual property or other proprietary rights;

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  issuance of new or changes in earnings estimates or recommendations or reports by securities analysts;

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  investor perceptions of us and our business, including changes in market valuations of medical device companies;

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  actions by institutional or other large stockholders;

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  commencement of, or our involvement in, litigation;

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  failure to complete significant sales;

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  manufacturing disruptions that could occur if we were unable to successfully expand our production in our current or an alternative facility;

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  any future sales of our common stock or other securities;

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  any major change to the composition of our board of directors or management;

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  our results of operations and financial performance; and

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  general economic, industry and market conditions.

        In addition, the New York Stock Exchange has experienced significant volatility with respect to medical device, medical technology, pharmaceutical, biotechnology and other life science company stocks. The volatility of medical device, medical technology, pharmaceutical, biotechnology and other life science company stocks often does not relate to the operating performance of the companies represented by the stock. Further, there has been particular volatility in the market price of securities of early-stage and development-stage life science and medical device companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance.

There can be no guarantee that an active trading market for our shares will develop and that you will have liquidity for your investments.

        Prior to this offering, there has been no public market for our common stock. We cannot predict the extent to which interest in our company will lead to the development of an active trading market on the New York Stock Exchange or otherwise or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling any or your shares of common stock, and the value of those shares might be materially impaired. The initial public offering price for our common stock will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price you paid in this offering.

If securities or industry analysts do not publish research or publish unfavorable research about our business, our stock price and trading volume could decline.

        The trading market for our common stock will rely in part on the research and reports that equity research analysts publish about us and our business. We do not currently have and may never obtain research coverage by equity research analysts. Equity research analysts may elect not to provide research coverage of our common stock after the completion of this offering, and such lack of research coverage may adversely affect the market price of our common stock. In the event we obtain equity research analyst coverage, we will not have any control over the analysts or the content and opinions included in their reports. The price of our stock could decline if one or more equity research analysts downgrade our stock or issue other unfavorable commentary or research. If one or more equity research analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which in turn could cause our stock price or trading volume to decline.

We could be subject to securities class action litigation.

        In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted. A securities class action suit against us could result in substantial costs, potential liabilities and the diversion of management's attention and resources.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

        The initial public offering price of our common stock is substantially higher than the pro forma net tangible book value per share of our common stock immediately following this offering. Therefore, if you purchase common stock in the offering, you will experience immediate and substantial dilution of approximately $14.61 in pro forma as adjusted net tangible book value per share as of March 31, 2015 from the price you paid, based on an assumed initial public offering price of $16.50 per share, the mid-point of the price range set forth on the cover page of this prospectus. In addition, new investors who purchase shares in this offering will contribute approximately 38.4% of the total amount of equity capital raised by us through the date of this offering, but will only own approximately 19.8% of the outstanding share capital and voting rights. In addition, we have issued options and other securities to acquire common stock at prices below the initial public offering price. To the extent outstanding securities are ultimately exercised, there will be further dilution to investors who purchase shares in this offering. In addition, if the underwriters exercise their option to purchase additional shares or if we issue additional equity securities, investors purchasing shares in this offering will experience additional dilution. As a result of the dilution to investors purchasing shares in this offering, investors may receive significantly less than the purchase price paid in this offering, if anything, in the event of our liquidation. For a further description of the dilution that you will experience immediately after this offering, see "Dilution."

Future sales of shares of our common stock may cause the price of our common stock to decline.

        Based on shares outstanding as of March 31, 2015, upon completion of this offering, we will have outstanding a total of 30,358,404 shares of common stock. Of these shares, only the 6,000,000 shares of common stock sold in this offering by us, or 6,900,000 shares if the underwriters exercise their option to purchase additional shares in full, will be freely tradable, without restriction, in the public market immediately after the offering. Each of our officers, directors and certain of our stockholders, have entered into lock-up agreements with the underwriters that restrict their ability to sell or transfer their shares. The lock-up agreements pertaining to this offering will expire 180 days from the date of this prospectus. However, our underwriters may, in their sole discretion, permit our officers, directors and other current stockholders who are subject to the contractual lock-up to sell shares prior to the expiration of the lock-up agreements. After the lock-up agreements expire, based on shares outstanding as of March 31, 2015, up to an additional 24,358,404 shares of common stock will be eligible for sale in the public market, approximately 12.7 million of which are held by our officers, directors and their affiliated entities, and will be subject to volume limitations under Rule 144 under the Securities Act of 1933, as amended, or the Securities Act, and various vesting agreements. In addition, 5,583,110 shares of our common stock that are subject to outstanding options as of March 31, 2015 and 387,000 shares of our common stock that are subject to options granted after March 31, 2015 will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the lock-up agreements and Rules 144 and 701 under the Securities Act. We cannot predict what effect, if any, sales of our shares in the public market or the availability of shares for sale will have on the market price of our common stock. However, future sales of substantial amounts of our common stock in the public market, including shares issued upon exercise of outstanding options, or the perception that such sales may occur could adversely affect the market price of our common stock and also could adversely affect our future ability to raise capital through the sale of our common stock or our other equity-related securities at times and prices we believe appropriate.

Our officers, directors and principal stockholders have significant voting power and may take actions that may not be in the best interests of our other stockholders.

        Following the completion of this offering, our officers, directors and stockholders holding more than 5% of our outstanding common stock collectively will own or control approximately 72.8% of our outstanding common stock. As a result, our officers, directors and stockholders holding more than 5% of our outstanding common stock, acting as a group, will have substantial influence over the outcome of corporate actions requiring stockholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transactions. These stockholders may also have the effect of delaying or preventing a change in control of us, even if such a change of control would benefit our other stockholders. This significant concentration of stock ownership may adversely affect the trading price of our common stock due to investors' perception that conflicts of interest may exist or arise.

Two members of our board of directors intend to continue as directors of DOSE following closing of the sale of the glaucoma-related intellectual property and assets of DOSE to our company pursuant to the asset purchase agreement. In addition, there is significant overlap between our current stockholders and the stockholders of DOSE. Their interests may conflict with those of our other stockholders.

        Two of our current directors, Thomas W. Burns and William J. Link, Ph.D., currently serve as the sole members of the board of directors of DOSE, and Thomas W. Burns also serves as an officer of DOSE. While Mr. Burns intends to resign as an officer of DOSE upon completion of the proposed sale of the glaucoma-related intellectual property and assets of DOSE to our company pursuant to the asset purchase agreement, neither he nor Dr. Link have informed us that he intends to resign from the DOSE board of directors. This could result in conflicts of interest between their obligations to our company and DOSE. In addition, there is significant overlap between our current stockholders and the stockholders of DOSE. DOSE's interests and the interests of its stockholders may be different from ours or those of our other stockholders and this could result in conflicts. The resolution of any of these conflicts may not always be in our or your best interest.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management and limit the market price of our common stock.

        Provisions in our certificate of incorporation and bylaws, as amended and restated upon the closing of this offering, may have the effect of delaying or preventing a change of control or changes in our management. Our restated certificate of incorporation and amended and restated bylaws to become effective upon completion of this offering include provisions that:

  •
  authorize our board of directors to issue, without further action by the stockholders, up to 5,000,000 shares of undesignated preferred stock;

  •
  require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

  •
  specify that special meetings of our stockholders may be called only by our board of directors, the chairman of the board of directors, the chief executive officer or the president;

  •
  establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors;

  •
  establish that our board of directors is divided into three classes, Class I, Class II and Class III, with each class serving staggered three year terms;

  •
  provide that our directors may be removed only for cause by a supermajority vote of our stockholders;

  •
  provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum;

  •
  specify that no stockholder is permitted to cumulate votes at any election of directors; and

  •
  require a supermajority vote of the stockholders and a majority vote of the board to amend certain of the above-mentioned provisions and our bylaws.

        These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which limits the ability of stockholders owning in excess of 15% of our outstanding voting stock to merge or combine with us.

We will have broad discretion in the use of the proceeds of this offering and may not use them effectively.

        We will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. We intend to use the net proceeds from this offering to fund clinical studies evaluating our pipeline of products under development, to hire additional sales, marketing and customer service personnel and expand marketing programs both in the United States and outside the United States, to purchase the glaucoma-related intellectual property and other assets from our affiliate DOSE, and intend to use the remainder of the net proceeds for working capital and general corporate purposes.

We may also use a portion of our net proceeds to acquire and invest in complementary products, technologies or businesses; however, other than our agreement with DOSE, we currently have no agreements or commitments to complete any such transaction and we have not allocated these net proceeds for any specific purposes. We might not be able to yield a significant return, if any, on any investment of these net proceeds. You will not have the opportunity to influence our management's decisions on how to use the net proceeds from this offering, and our failure to apply these funds effectively could have a material adverse effect on our business and cause the price of our common stock to decline.

We have never paid dividends on our capital stock and do not anticipate paying cash dividends in the foreseeable future.

        We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Accordingly, you may have to sell some or all of your shares of our common stock in order to generate cash flow from your investment. You may not receive a gain on your investment when you sell shares and you may lose the entire amount of the investment.

 SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

        This prospectus contains forward-looking statements that are based on management's beliefs and assumptions and on information currently available to management. Some of the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and elsewhere in this prospectus contain forward-looking statements. In some cases, you can identify forward-looking statements by the following words: "may," "will," "could," "would," "should," "expect," "intend," "plan," "anticipate," "believe," "estimate," "predict," "project," "potential," "continue," "ongoing" or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words.

        These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain.

        In addition, you should refer to the "Risk Factors" section of this prospectus for a discussion of other important factors that may cause actual results to differ materially from those expressed or implied by the forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. The Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended, do not protect any forward-looking statements that we make in connection with this offering.

        This prospectus contains market data and industry forecasts that were obtained from industry publications. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. We have not independently verified any third-party information. While we believe the market position, market opportunity and market size information included in this prospectus is generally reliable, such information is inherently imprecise.

USE OF PROCEEDS

        We estimate that the net proceeds to us from the sale of the shares of common stock in this offering will be approximately $88.9 million, or $102.7 million if the underwriters exercise their option to purchase additional shares in full, based upon an assumed initial public offering price of $16.50 per share, the mid-point of the price range as reflected on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $16.50 per share, the mid-point of the price range as reflected on the cover page of this prospectus, would increase (decrease) the estimated net proceeds to us from this offering by approximately $5.6 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately $15.3 million, assuming that the assumed initial public offering price per share, the mid-point of the price range as reflected on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        The principal purposes of this offering are to create a public market for our common stock, obtain additional capital, facilitate our future access to the public equity markets, increase awareness of our company among potential customers and improve our competitive position.

        We intend to use the net proceeds of this offering as follows:

  •
  approximately $20.0 million to hire additional sales, marketing and customer service personnel and expand marketing programs both in the United States and outside the United States;

  •
  approximately $15.0 million to fund clinical studies evaluating our pipeline of products under development and regulatory approvals for such products;

  •
  approximately $15.0 million for the purchase of the glaucoma-related intellectual property and other assets from our affiliate DOSE Medical Corporation, or DOSE, pursuant to an asset purchase agreement dated as of July 10, 2014; and

  •
  the remainder for working capital and other general corporate purposes.

        The purchase price we are paying for the DOSE assets was based in part on the results of a valuation conducted by an independent third-party and is equal to $15.0 million plus the cancellation of all indebtedness owed to us by DOSE ($10.2 million as of March 31, 2015) as of the date of the completion of the asset sale, the consummation of which is expected to occur upon completion of this offering. Each of our 5% or greater stockholders and certain of our officers and directors owns shares in DOSE generally equivalent to their percentage ownership of our company. Two of our current directors currently serve as the sole members of the board of directors of DOSE. See "Certain Relationships and Related Party Transactions—DOSE Medical" for more information regarding the asset purchase agreement, beneficial ownership and management of DOSE.

        We may also use a portion of our net proceeds to acquire and invest in complementary products, technologies or businesses; however, other than the DOSE asset acquisition, we currently have no agreements or commitments to complete any such transaction. The amount and timing of these expenditures will vary depending on a number of factors, including competitive and technological developments and the rate of growth, if any, of our business.

        The completion dates and costs for our clinical development programs, including seeking regulatory approvals, and our research programs can vary significantly for each current and future product candidate and are difficult to predict. We anticipate we will make determinations as to which programs and product candidates to pursue and how much funding to direct to each program and product candidate on an ongoing basis in response to the scientific success of early research programs, results of ongoing and future clinical trials, as well as ongoing assessments as to each current or future product candidate's commercial potential and our likelihood of obtaining any necessary regulatory approvals. In addition to the net proceeds from this offering, we also intend to use cash on hand, and cash generated from sales of our iStent products to meet our needs. Accordingly, our management will have broad discretion in the application of the net proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of the proceeds. Although we currently expect that our cash on hand and cash from operations, together with the proceeds from this offering, will be sufficient to fund our 18 ongoing prospective clinical trials through completion, if we are not successful in generating sufficient cash from operations or our clinical trials are more costly than we anticipate, we may need to raise additional funds in order to complete these trials.

        Pending the use of proceeds from this offering as described above, we plan to invest our net proceeds from this offering in short-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

 DIVIDEND POLICY

        We have never declared or paid any cash dividends on our common stock or any other securities. We anticipate that we will retain all available funds and any future earnings, if any, for use in the operation of our business and do not anticipate paying cash dividends in the foreseeable future. In addition, our revolving line of credit materially restricts, and future debt instruments we issue may materially restrict, our ability to pay dividends on our common stock. Payment of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, the requirements of current or then-existing debt instruments and other factors our board of directors may deem relevant.

 CAPITALIZATION

        The following table summarizes our capitalization as of March 31, 2015:

  •
  on an actual basis;

  •
  on a pro forma basis, to reflect: (i) the automatic conversion of all outstanding shares of convertible preferred stock into an aggregate of 21,642,043 shares of common stock in connection with the closing of this offering, (ii) the issuance of 68,395 shares of our common stock upon the net exercise of outstanding warrants to acquire shares of our Series D convertible preferred stock, assuming an initial public offering price of $16.50 per share, the mid-point of the price range reflected on the cover page of this prospectus, which will occur upon the closing of this offering, and (iii) the reclassification of our preferred stock warrant liability to additional paid-in-capital upon the closing of this offering.

  •
  on a pro forma as adjusted basis, to further reflect (i) the sale and issuance by us of 6,000,000 shares of our common stock in this offering, at an assumed initial public offering price of $16.50 per share, the mid-point of the price range as reflected on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, (ii) the purchase of the glaucoma-related intellectual property and other assets from DOSE Medical Corporation and (iii) the filing of our restated certificate of incorporation.

        You should read the information in this table together with the consolidated financial statements and related notes to those statements, as well as the sections of this prospectus captioned "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	As of March 31, 2015
(in thousands, except per share amounts)	Actual	Pro forma	Pro forma as adjusted(1)
	(unaudited)
Long-term debt, less current portion	$13,702	$13,702	$13,702
Stock warrant liability	441	53	53
Convertible preferred stock, $0.001 par value per share, 54,627 shares authorized, 21,642 shares issued and outstanding actual; no shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted(2)	157,379	—	—
Common stock, $0.001 par value per share, 77,000 shares authorized, 2,676 shares issued and 2,648 shares outstanding, actual; 77,000 shares authorized, 24,318 shares issued and 24,290 shares outstanding, pro forma; 150,000 authorized and 30,318 shares issued and 30,290 outstanding pro forma as adjusted	7	24	30
Preferred stock, $0.001 par value per share, no shares authorized or outstanding actual and pro forma; 5,000 shares authorized, no shares issued and outstanding, pro forma as adjusted	—	—	—
Additional paid-in capital	8,787	166,537	255,401
Accumulated other comprehensive income	44	44	44
Accumulated deficit	(160,338)	(160,338)	(185,439)
Less treasury stock	(132)	(132)	(132)

Total stockholders' (deficit) equity	(151,632)	6,135	69,904

Noncontrolling interest	(10,101)	(10,101)	—

Total capitalization	$9,789	$9,789	$83,659

(1)
A $1.00 increase (decrease) in the assumed initial public offering price of $16.50 per share, the mid-point of the price range as reflected on the cover page of this prospectus, would increase (decrease) each of additional paid-in capital, total stockholders' equity and total capitalization by approximately $5.6 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) each of additional paid-in capital, total stockholders' equity and total capitalization by approximately $15.3 million, assuming that the assumed initial public offering price per share, the mid-point of the price range as reflected on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)
We amended our certificate of incorporation to provide that the convertible preferred stock will automatically convert into shares of our common stock upon the earlier of: (a) the day immediately preceding the closing of an underwritten public offering in which we receive $50.0 million or more in gross proceeds or (b) the date specified by consent of the holders of at least 67% of the then outstanding shares of convertible preferred stock. We expect to meet these conditions in connection with this offering.

        The outstanding share information in the table above excludes the following shares as of March 31, 2015:

  •
  5,583,110 shares of common stock issuable upon exercise of options outstanding as of March 31, 2015 at a weighted average exercise price of $4.09 per share, 3,965,299 of which were exercisable and 3,436,885 of which were fully vested and no longer subject to a repurchase right;

  •
  387,000 shares of common stock issuable upon exercise of options granted after March 31, 2015, at a weighted average exercise price of $7.575 per share, none of which are currently exercisable;

  •
  11,298 shares of common stock issuable upon exercise of warrants to purchase common stock outstanding as of March 31, 2015, at an exercise price of $8.85 per share;

  •
  4,500,000 shares of common stock reserved for future grants under our 2015 Omnibus Incentive Compensation Plan, which will become effective immediately prior to the date of this prospectus, as well as any automatic increases in the shares of common stock reserved for future issuance under the 2015 Omnibus Incentive Compensation Plan; and

  •
  450,000 shares of common stock reserved for future issuance under our 2015 Employee Stock Purchase Plan, which will become effective in connection with this offering, as well as any automatic increases in the shares of common stock reserved for future issuance under the 2015 Employee Stock Purchase Plan.

DILUTION

        If you invest in our common stock in this offering, you will experience immediate and substantial dilution in the pro forma as adjusted net tangible book value of your shares of common stock. Dilution in pro forma as adjusted net tangible book value represents the difference between the assumed initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after the offering.

        Historical net tangible book value (deficit) per share is determined based on our total tangible assets (total assets less intangible assets) less total liabilities and less preferred stock divided by the number of shares of outstanding common stock. The historical net tangible book deficit of our common stock as of March 31, 2015 was $174.3 million, or $65.84 per share. Our pro forma net tangible book deficit as of March 31, 2015 was $16.6 million, or $0.68 per share, based on the total number of shares of our common stock outstanding as of March 31, 2015. Pro forma net tangible book value (deficit), before the issuance and sale of shares in this offering, gives effect to: (i) the automatic conversion of all outstanding shares of convertible preferred stock into an aggregate of 21,642,043 shares of common stock in connection with the closing of this offering, (ii) the issuance of 68,395 shares of our common stock upon the net exercise of outstanding warrants to acquire shares of our Series D convertible preferred stock, assuming an initial public offering price of $16.50 per share, the mid-point of the price range as reflected on the cover page of this prospectus, which will occur upon the closing of this offering and (iii) the reclassification of our preferred stock warrant liability to additional paid-in-capital upon the closing of this offering.

        After giving further effect to (i) the sale and issuance of 6,000,000 shares of our common stock at an assumed initial public offering price of $16.50 per share, the mid-point of the price range as reflected on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (ii) the purchase of the glaucoma-related intellectual property and other assets from DOSE Medical Corporation, our pro forma as adjusted net tangible book value as of March 31, 2015 would have been approximately $57.3 million, or $1.89 per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $2.57 per share to existing stockholders and an immediate dilution of $14.61 per share to investors participating in this offering.

        The following table illustrates this dilution on a per share basis to new investors:

Assumed initial public offering price per share		$16.50
Historical net tangible book value (deficit) per share as of March 31, 2015, before giving effect to this offering	$(65.84)
Increase per share attributable to conversion of convertible preferred stock and net exercise of Series D warrants	65.16
Pro forma net tangible book value (deficit) per share as of March 31, 2015, before giving effect to this offering	(0.68)
Increase per share attributable to this offering	2.57

Pro forma net tangible book value per share, as adjusted to give effect to this offering		$1.89

Dilution in pro forma net tangible book value per share to new investors participating in this offering		$14.61

        If the underwriters' option to purchase additional shares in this offering is exercised in full, the pro forma as adjusted net tangible book value would be $2.28 per share, and the dilution to new investors participating in this offering would be $14.22 per share.

        Each $1.00 increase (decrease) in the assumed initial public offering price of $16.50 per share, the mid-point of the price range as reflected on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value by approximately $5.6 million, or approximately $0.18 per share, and increase (decrease) the dilution per share to investors participating in this offering by approximately $0.82 per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase of 1.0 million in the number of shares offered by us would increase the pro forma as adjusted net tangible book value by approximately $15.3 million, or $0.43 per share, and the dilution per share to investors participating in this offering would be $14.18 per share, assuming that the assumed initial public offering price, the mid-point of the price range as reflected on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a decrease of 1.0 million shares in the number of shares offered by us would decrease the pro forma as adjusted net tangible book value by approximately $15.3 million, or $0.46 per share, and the dilution per share to investors participating in this offering would be $15.07 per share, assuming that the assumed initial public offering price, the mid-point of the price range as reflected on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

        The following table presents, on the pro forma as adjusted basis as of March 31, 2015 described above, the differences between the number of shares of common stock purchased from us, the total consideration and the weighted-average price per share paid by existing stockholders and by investors participating in this offering.

	Shares purchased		Total consideration		Weighted average price per share
	Number	Percent	Amount	Percent
Existing stockholders before this offering	24,358,404	80.2%	$159,094,000	61.6%	$6.53
Investors participating in this offering	6,000,000	19.8%	99,000,000	38.4%	$16.50

Total	30,358,404	100%	$258,094,000	100%

        Each $1.00 increase (decrease) in the assumed initial public offering price of $16.50 per share would increase (decrease) total consideration paid by new investors by approximately $6.0 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 1.0 million in the number of shares offered by us would increase (decrease) total consideration paid by new investors by $16.5 million, assuming that the assumed initial public offering price, the mid-point of the price range as reflected on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        The outstanding share information in the tables above excludes as of March 31, 2015:

  •
  5,583,110 shares of common stock issuable upon exercise of options outstanding as of March 31, 2015 at a weighted average exercise price of $4.09 per share, 3,965,299 of which were exercisable and 3,436,885 of which were fully vested and no longer subject to a repurchase right;

  •
  387,000 shares of common stock issuable upon exercise of options granted after March 31, 2015, at a weighted average exercise price of $7.575 per share, none of which are currently exercisable;

  •
  11,298 shares of common stock issuable upon exercise of warrants to purchase common stock outstanding as of March 31, 2015, at an exercise price of $8.85 per share;

  •
  4,500,000 shares of common stock reserved for future grants under our 2015 Omnibus Incentive Compensation Plan, which will become effective immediately prior to the date of this prospectus, as well as any automatic increases in the shares of common stock reserved for future issuance under the 2015 Omnibus Incentive Compensation Plan; and

  •
  450,000 shares of common stock reserved for future issuance under our 2015 Employee Stock Purchase Plan, which will become effective in connection with this offering, as well as any automatic increases in the shares of common stock reserved for future issuance under the 2015 Employee Stock Purchase Plan.

 SELECTED FINANCIAL DATA

        The following tables set forth selected financial data. The selected financial data included in this section are not intended to replace the consolidated financial statements and the related notes included elsewhere in this prospectus. You should read the selected financial data presented below in conjunction with the information included under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the related notes included elsewhere in this prospectus. The statements of operations data for the years ended December 31, 2013 and 2014 and the balance sheet data as of December 31, 2013 and 2014 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The statements of operations data for the three months ended March 31, 2014 and 2015 and the balance sheet data as of March 31, 2015 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements included in this prospectus and include, in our opinion, all adjustments, consisting only of normal recurring adjustments necessary for the fair presentation of the financial information in those statements. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period and the results for the three months ended March 31, 2015 are not necessarily indicative of operating results that may be expected for the full year.

	Year Ended December 31,		Three Months Ended March 31,
(amounts in thousands, except per share amounts)	2013	2014	2014	2015
			(Unaudited)
Statements of Operations Data:
Net sales	$20,946	$45,587	$8,249	$14,666
Cost of sales	2,535	11,418	1,944	2,794

Gross profit	18,411	34,169	6,305	11,872
Operating expenses:
Selling, general and administrative	17,098	28,135	5,948	7,816
Research and development	15,511	19,205	4,383	5,240

Total operating expenses	32,609	47,340	10,331	13,056

Loss from operations	(14,198)	(13,171)	(4,026)	(1,184)
Total other expense, net	(23)	(868)	(311)	(278)
Provision for income taxes	6	18	2	—

Net loss	$(14,227)	(14,057)	(4,339)	(1,462)
Net loss attributable to noncontrolling interest	$(1,588)	(1,931)	(382)	(496)

Net loss attributable to common stockholders	$(12,639)	(12,126)	$(3,957)	$(966)

Net loss per share, basic and diluted, attributable to common stockholders	$(6.21)	$(5.29)	$(1.83)	$(0.40)

Weighted average shares used to compute basic and diluted net loss per share attributable to common stockholders	2,036	2,294	2,168	2,410

Pro forma net loss per share, basic and diluted (unaudited), attributable to common stockholders(1):		$(0.51)		$(1.04)

Weighted average shares used to compute pro forma net loss per share, basic and diluted (unaudited), attributable to common stockholders(1) :		23,920		24,961

(1)
See Note 2 to our consolidated financial statements for an explanation of the method used to calculate basic and diluted net loss and pro forma net loss per share attributable to common stockholders.

	As of December 31,		As of March 31,
(amounts in thousands)	2013	2014	2015
			(Unaudited)
Balance Sheet Data:
Cash and cash equivalents	6,728	$2,304	$4,239
Working capital (deficit)	6,487	(9,633)	(4,916)
Total assets	30,877	26,021	28,253
Stock warrant liability	680	379	441
Total liabilities	23,709	29,546	32,607
Convertible preferred stock	156,210	157,379	157,379
Additional paid in capital	6,073	8,155	8,787
Total stockholders' deficit	(141,298)	(151,299)	(151,632)
Noncontrolling interest	(7,744)	(9,605)	(10,101)
Total deficit	(149,042)	(160,904)	(161,733)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our financial condition and results of operations together with "Selected Financial Data" and our financial statements and related notes included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements that reflect our current plans, expectations, estimates and beliefs that involve risks, uncertainties and assumptions, such as statements regarding our plans, objectives, expectations, intentions and projections. Our actual results and the timing of selected events may differ materially from those discussed in these forward-looking statements. You should carefully read the "Risk Factors" section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. Please also see the section entitled "Special Note Regarding Forward-Looking Statements and Industry Data."

Overview

        We are an ophthalmic medical technology company focused on the development and commercialization of breakthrough products and procedures designed to transform the treatment of glaucoma, one of the world's leading causes of blindness. We have pioneered Micro-Invasive Glaucoma Surgery, or MIGS, to revolutionize the traditional glaucoma treatment and management paradigm. We launched the iStent, our first MIGS device, in the United States in July 2012 and we are leveraging our platform technology to build a comprehensive and proprietary portfolio of micro-scale injectable therapies designed to address the complete range of glaucoma disease states and progression.

        The iStent is the first commercially available MIGS treatment solution. FDA-approved for insertion in combination with cataract surgery, the iStent has been shown to lower intraocular pressure in adult patients with mild-to-moderate open-angle glaucoma, which represents the majority of glaucoma cases. The iStent procedure is currently reimbursed by Medicare and a majority of commercial payors and we have sold more than 70,000 iStent devices worldwide as of December 31, 2014.

        We are building a broad portfolio of micro-scale injectable therapies designed to address the complete range of glaucoma disease states and progression, including three innovative pipeline products: the iStent Inject, the iStent Supra and iDose. The iStent Inject includes two stents pre-loaded in an auto-injection inserter. We are developing two versions of this product: the first is currently being studied for lowering intraocular pressure in conjunction with cataract surgery in a U.S. investigational device exemption, or IDE, pivotal trial; the second is currently being studied in an initial U.S. IDE study as a standalone treatment for lowering intraocular pressure. This second version is also capable of making its own self-sealing corneal penetration, potentially offering patient treatment in a minor surgical suite or an in-office setting. The iStent Supra is designed to access an alternative drainage space within the eye where we estimate 20% of aqueous humor outflow occurs, and is now in a U.S. pivotal IDE trial. iDose is an implant that is designed to provide a sustained release of a prostaglandin drug to lower intraocular pressure in glaucoma patients. To validate the safety and efficacy of our iStent products, we are currently conducting 18 prospective clinical trials, including two Phase IV post-approval studies.

        We have never been profitable and have incurred operating losses in each year since our inception. Our net sales grew from $20.9 million in 2013 to $45.6 million in 2014, and our net losses were $14.2 million and $14.1 million for the years ended December 31, 2013 and 2014, respectively. For the three months ended March 31, 2015, our net sales were $14.7 million compared to $8.2 million in the same period in 2014, and our net loss declined from $4.3 million to $1.5 million over the same period. As of March 31, 2015, we had an accumulated deficit of $160.3 million.

        We have made and expect to continue to make significant investments in our sales force and marketing programs. Costs for FDA-approved IDE studies in our industry are expensive as are the costs to develop new products, and we expect to incur a significant increase in administrative costs as we begin operating as a public company. While the gross profits from our growing net sales will help offset some of these costs, we expect to invest significantly more resources into our business using proceeds from this offering. Accordingly, we expect to continue to experience net losses for the foreseeable future.

        Although we have been generating cash from sales of our iStent products, we will continue to require additional capital, including the proceeds from this offering, to continue our development and commercialization activities. The amount and timing of our future funding requirements will depend on many factors, including the pace and results of our product development efforts. As of March 31, 2015, we had cash and cash equivalents of $4.2 million. We may seek to obtain additional financing in the future through the issuance of our common stock, through other equity or debt financings, through collaborations or partnerships with other companies or through non-dilutive financing. We may not be able to raise additional capital on terms acceptable to us, or at all, and any failure to raise capital as and when needed could materially harm our business, results of operations and future business prospects, including our ability to continue as a going concern. We believe that the net proceeds from this offering, our existing cash and cash equivalents and any borrowing available under our draw-to term loan and revolving line of credit will be sufficient to fund our operations for at least the next two years.

Factors Affecting Future Results

        In January 2007 we entered into an agreement with GMP Vision Solutions, or GMP, to acquire certain in-process research and development and therein agreed to make periodic royalty payments. In December 2012, we paid GMP $1.0 million for a 90-day option to buy out all of the remaining royalties payable to GMP under the January 2007 agreement. We did not exercise the option, which expired in April 2013.

        In November 2013, we amended the agreement and entered into a royalty buyout agreement with GMP pursuant to which we bought out all of the remaining royalties payable to GMP in exchange for the issuance of an aggregate of $17.5 million in secured promissory notes payable to GMP and a party related to GMP, which notes we refer to as our subordinated debt. In connection with this buyout agreement, we recognized an intangible asset valued at $17.5 million, which is being amortized to cost of sales on a straight-line basis by year as follows: $0.5 million in 2013, $3.5 million in each of 2014, 2015, 2016 and 2017 and $3.0 million in 2018. The subordinated debt required monthly interest only payments through December 31, 2014, followed by 24 equal monthly principal and interest payments of $0.8 million, which we began paying on January 31, 2015 and will pay through December 31, 2016. Accordingly, our cost of sales will be impacted through 2018 as a result of the amortization and our cash flows will be adversely affected by the debt service costs, primarily in 2015 and 2016 when principal payments are required in addition to interest. Our agreements with GMP are more fully described under "Business—Intellectual Property—Intellectual Property Agreements" and the terms of the subordinated notes are more fully described below under "—Liquidity and Capital Resources—Indebtedness."

        In December 2014, we entered into an agreement with the Regents of the University of California to correct inventorship in connection with a group of our patent rights and to obtain from the Regents a covenant that it did not and would not claim any right or title to such patent rights and will not challenge or assist any others in challenging such patent rights. In connection with the agreement, we agreed to pay to the Regents the sum of $2.7 million in five payments during 2015 as follows: $500,000 by January 30, 2015; $125,000 by March 31, 2015; $250,000 by June 30, 2015; $250,000 by September 30, 2015; and $1,575,000 by December 31, 2015. Under the terms of the agreement, the payments will be accelerated and due within 60 days of this offering. In addition, beginning with sales on or after January 1, 2015, we also agreed to pay the Regents a payment equal to a low-single digit percentage of worldwide net sales of certain current and future products, including our iStent products, which obligation terminates on the date that the last of the patent rights expires, which is currently expected to be in 2022. We accrued the $2.7 million obligation, net of imputed interest of $0.1 million, as of December 31, 2014 and charged it to cost of sales in the year ended December 31, 2014.

        In February 2015, we and our primary bank executed an Amended and Restated Revolving Credit and Term Loan Agreement which provides for a $5.0 million senior secured term loan, a $5.0 million senior secured draw-to term loan and an $8.0 million senior secured revolving credit facility. The senior secured term loan and draw-to term loan mature and are required to be fully paid by February 23, 2019. On the closing date, we received $5.0 million cash under the senior secured term loan. The entire unpaid principal amount plus any accrued but unpaid interest under the revolving line of credit is due and payable in full on February 23, 2017. As of March 31, 2015, we had drawn $2.0 million under the draw-to term loan. As a result of executing these agreements, our cash flows will be adversely affected by the debt service costs, primarily in 2016 through 2019 when principal payments are required in addition to interest. The agreements with our primary bank are more fully described under "—Liquidity and Capital Resources—Indebtedness."

Basis of Presentation

Net Sales

        We operate in one reportable segment and substantially all of our net sales are derived from sales of our iStent products, net of customer returns and allowances. We recognize net sales when goods are shipped, title and risk of loss transfer to our customers, persuasive evidence of an arrangement exists and collectability is reasonably assured.

        We commenced commercial sales of the iStent in the United States in the third quarter of 2012 following FDA approval. Prior to FDA approval, our net sales were derived from sales of the iStent in Europe and Canada. In 2014 we commenced a controlled commercial launch of the iStent Inject in Germany. We sell our products through a direct sales organization in the United States, and outside the United States we sell our products primarily through independent distributors, with the exception of a direct sales subsidiary in Germany. The primary end-user customers for our products are hospitals and surgery centers.

        We anticipate our net sales will increase as we expand our sales and marketing infrastructure and continue to increase awareness of our products by expanding our sales base and increasing our marketing efforts. We also expect that our net sales within a fiscal year may be impacted seasonally, as elective surgery is often lower during summer months because of vacations and in winter months in certain parts of the world because of weather conditions. Accordingly, we expect that sequential growth of sales from the third quarter to the fourth quarter may be somewhat higher than for other sequential quarters, and we also expect that net sales in a first quarter may sometimes be less than the immediately preceding quarter.

Cost of Sales

        Cost of sales reflects the aggregate costs to manufacture our products and includes raw material costs, labor costs, manufacturing overhead expenses and the effect of changes in the balance of reserves for excess and obsolete inventory. We manufacture our iStent products at our headquarters in Laguna Hills, California using components manufactured by third parties. Due to the relatively low production volumes of our iStent products, compared to our potential capacity for those products, a significant portion of our per unit costs is comprised of manufacturing overhead expenses. These expenses include quality assurance, material procurement, inventory control, facilities, equipment and operations supervision and management.

        Beginning in late 2013, cost of sales has included amortization of the $17.5 million intangible asset we recognized in connection with our royalty buyout agreement with GMP in November 2013. The amortization expense was $0.5 million, $3.5 million, $0.9 million and $0.9 million in the years ended December 31, 2013 and 2014 and the three months ended March 31, 2014 and 2015, respectively, and is estimated to be $3.5 million in each of 2015, 2016 and 2017, and $3.0 million in 2018. Beginning in 2015, cost of sales will include a charge equal to a low single-digit percentage of worldwide net sales of certain current and future products, including our iStent products, with a required minimum annual payment of $500,000, which amount will be payable to the Regents in connection with our December 2014 agreement. This obligation will expire upon the expiration of the last to expire of the patent rights that are the subject of the December 2014 agreement.

        Additionally, as a medical device manufacturer, we are required to pay the 2.3% federal medical device excise tax on U.S. sales of medical devices manufactured by us. The medical device excise tax is included in our cost of sales. Cost of sales also includes amortization of the intangible asset recognized in November 2013.

        Our future gross profit as a percentage of net sales, or gross margin, will be impacted by numerous factors including commencement of sales of products in our pipeline, or any other future products, which may have higher product costs. Our gross margin will also be affected by manufacturing inefficiencies that we may experience as we attempt to manufacture our products on a larger scale, manufacture new products and change our manufacturing capacity or output. Additionally, our gross margin will continue to be affected by the aforementioned intangible asset amortization, expense related to our agreement with the Regents, and medical device excise tax.

Selling, General and Administrative

        Our selling, general and administrative, or SG&A, expenses primarily consist of personnel-related expenses, including salaries, sales commissions, bonuses, fringe benefits and stock-based compensation for our executive, financial, marketing, sales, business development and administrative functions. Other significant SG&A expenses include marketing programs, advertising, conferences and congresses, and travel expenses, as well as the costs associated with obtaining and maintaining our patent portfolio, professional fees for accounting, auditing, consulting and legal services, travel and allocated overhead expenses.

        We expect SG&A expenses to continue to grow as we increase our sales, marketing, clinical education and general administration infrastructure in the United States. We also expect other non-employee-related costs, including sales and marketing program activities for new products, outside services and accounting and general legal costs to increase as our overall operations grow. The timing of these increased expenditures and their magnitude are primarily dependent on the commercial success and sales growth of our products, as well as on the timing of any new product launches. In addition, we expect to incur increased SG&A expenses in connection with being a public company, which may further increase when we are no longer able to rely on certain "emerging growth company" exemptions we are afforded under the Jumpstart Our Business Startups Act, or the JOBS Act.

Research and Development

        Our research and development, or R&D, activities primarily consist of new product development projects, pre-clinical studies, IDE studies, and other clinical trials. Our R&D expenses primarily consist of personnel-related expenses, including salaries, fringe benefits and stock-based compensation for our R&D employees; research materials; supplies and services; and the costs of conducting clinical studies, which include payments to investigational sites and investigators, clinical research organizations, consultants, and other outside technical services and the costs of materials, supplies and travel. We expense R&D costs as incurred. We expect our R&D expenses to increase as we initiate and advance our development programs, the most costly of which are expected to be our iStent Inject, iStent Supra and iDose product candidates.

        Completion dates and costs for our clinical development programs including seeking regulatory approvals, and our research programs can vary significantly for each current and future product candidate and are difficult to predict. As a result, while we expect our R&D costs to continue to increase for the foreseeable future, we cannot estimate with any degree of certainty the costs we will incur in connection with development of our product candidates. We anticipate we will make determinations as to which programs and product candidates to pursue and how much funding to direct to each program and product candidate on an ongoing basis in response to the scientific success of early research programs, results of ongoing and future clinical trials, as well as ongoing assessments as to each current or future product candidate's commercial potential and our likelihood of obtaining necessary regulatory approvals.

Other income (expense), net

        Other income and expense primarily consists of interest expense on our outstanding convertible notes and subordinated debt and changes in the fair value of our preferred stock warrant liabilities.

Results of Operations

Comparison of Three Months Ended March 31, 2014 and 2015

	Three Months Ended March 31,
			% Increase (decrease)
(dollars in thousands)	2014	2015
	(unaudited)
Statements of operations data:
Net sales	$8,249	$14,666	78%
Cost of sales	1,944	2,794	44%

Gross profit	6,305	11,872	88%
Operating expenses:
Selling, general and administrative	5,948	7,816	31%
Research and development	4,383	5,240	20%

Total operating expenses	10,331	13,056	26%

Loss from operations	(4,026)	(1,184)	(71)%
Total other expense, net	(311)	(278)	(11)%
Provision for income taxes	2	—	NM

Net loss	$(4,339)	$(1,462)	(66)%

Net Sales

        Net sales for the three months ended March 31, 2014 and 2015 were $8.2 million and $14.7 million, respectively, reflecting an increase of $6.4 million or 78%, with net sales in the United States representing $7.9 million and $13.6 million of net sales, respectively, and accounting for 89% of the overall increase. Our average number of domestic sales representatives increased from 28 for the three months ended March 31, 2014 to 41 for the three months ended March 31, 2015. The higher number of sales representatives helped increase our customer base, leading to growth in unit sales. Increased unit volume accounted for approximately 96% of the increase in net sales, and approximately 4% of the increase in net sales resulted from an increase in average selling prices.

Cost of Sales

        Cost of sales for the three months ended March 31, 2014 and 2015 were $1.9 million and $2.8 million, respectively, reflecting an increase of $0.9 million or 44%. Our gross margin for the three months ended March 31, 2014 was approximately 76% compared to approximately 81% in the same period of 2015. The increased gross margin percentage reflects that our fixed costs within cost of sales, such as certain manufacturing overhead costs and the intangible asset amortization of $0.9 million in both the 2014 and 2015 periods, represent a smaller percentage of the larger 2015 revenue amount.

Selling, General and Administrative Expenses

        SG&A expenses for the three months ended March 31, 2014 and 2015 were $5.9 million and $7.8 million, respectively, reflecting an increase of $1.9 million or 31%. The increase in SG&A expenses was primarily a result of an increase of approximately $1.1 million in personnel, travel and other costs associated with our expanding domestic sales force and an increase of approximately $0.5 million in legal fees primarily associated with our patent litigation.

Research and Development Expenses

        R&D expenses for the three months ended March 31, 2014 and 2015 were $4.4 million and $5.2 million, respectively, reflecting an increase of $0.9 million or 20%. The increase in R&D expenses resulted primarily from higher clinical study costs, which included payments to investigational sites and investigators, consultants, and other outside technical service providers and the costs of related materials, supplies and travel.

Other Expense, net

        Other expense, net for each of the three month periods ended March 31, 2014 and 2015 was approximately $0.3 million, consisting primarily of interest expense.

Comparison of Years Ended December 31, 2013 and 2014

	Year Ended December 31,
			% Increase (decrease)
(dollars in thousands)	2013	2014
Statements of operations data:
Net sales	$20,946	$45,587	118%
Cost of sales	2,535	11,418	350%

Gross profit	18,411	34,169	86%
Operating expenses:
Selling, general and administrative	17,098	28,135	65%
Research and development	15,511	19,205	24%

Total operating expenses	32,609	47,340	45%

Loss from operations	(14,198)	(13,171)	(7)%
Total other expense, net	(23)	(868)	NM
Provision for income taxes	6	18	200%

Net loss	$(14,227)	$(14,057)	(1)%

Net Sales

        Net sales for the years ended December 31, 2013 and 2014 were $20.9 million and $45.6 million, respectively, reflecting an increase of $24.7 million or 118%, with net sales in the United States representing $19.5 million and $42.9 million, respectively, and accounting for 95% of the increase. The increase in net sales was primarily attributable to an increase in the number of sales representatives and increased reimbursement coverage, which together led to an increase in unit sales growth. Our average number of sales representatives increased from 22 in 2013 to 35 in 2014. Increased unit volume accounted for approximately 98% of the increase in net sales, and approximately 2% of the increase in net sales resulted from an increase in average selling prices.

Cost of Sales

        Cost of sales for the years ended December 31, 2013 and 2014 were $2.5 million and $11.4 million, respectively, reflecting an increase of $8.9 million or 350%. Our gross margin for the year ended December 31, 2013 was approximately 88% compared to approximately 75% in the same period of 2014. Cost of sales in 2014 includes a $2.6 million charge associated with our December 2014 agreement with the Regents and $3.5 million of intangible asset amortization, which together totaled $6.1 million or approximately 13% of 2014 net sales. Amortization of the intangible asset commenced late in 2013 and $0.5 million was recorded in cost of sales for the year ended December 31, 2013, representing less than 3% of 2013 net sales. The increase in intangible asset amortization and the charge associated with the Regents agreement together account for 11% of the 13% reduction in gross margin for the year ended December 31, 2014 as compared to the year ended December 31, 2013.

Selling, General and Administrative Expenses

        SG&A expenses for the years ended December 31, 2013 and 2014 were $17.1 million and $28.1 million, respectively, reflecting an increase of $11.0 million or 65%. The increase in SG&A expenses was primarily the result of an increase of approximately $4.4 million in personnel, travel and other costs associated with our expanding domestic sales force; an increase of approximately $1.9 million in legal fees primarily associated with our patent litigation; an increase of approximately $1.2 million in SG&A expenses incurred by our subsidiary in Germany; and approximately $1.2 million in costs in 2014 related to our efforts to prepare for this initial public offering.

Research and Development Expenses

        R&D expenses for the years ended December 31, 2013 and 2014 were $15.5 million and $19.2 million, respectively, reflecting an increase of $3.7 million or 24%. The increase resulted primarily from higher clinical study costs, which included payments to investigational sites and investigators, consultants, and other outside technical service providers and the costs of related materials, supplies and travel. Our iStent inject clinical study enrolled significantly more subjects in 2014 as compared to 2013, and was the largest single contributor to the expense increase.

Other Expense, net

        We recorded other expense, net for the years ended December 31, 2013 and 2014 of approximately $23,000 and $0.9 million, respectively. The increase was primarily the result of interest expense on our subordinated debt issued in November 2013.

Quarterly Results of Operations Data

        The following table sets forth our unaudited quarterly statements of operations for each quarter in the years ended December 31, 2013 and 2014. We have prepared the quarterly data on a basis consistent with our audited financial statements included in this prospectus. This information should be read in conjunction with our audited financial statements and related notes. The results of historical periods are not necessarily indicative of the results we may expect for any future period.

	Three Months Ended
(amounts in thousands)	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013
Net sales	$2,915	$4,864	$6,078	$7,089
Cost of sales(1)	255	290	409	1,581

Gross profit	2,660	4,574	5,669	5,508
Operating expenses:
Selling, general and administrative	3,206	4,214	4,398	5,280
Research and development	3,548	3,619	4,071	4,273

Total operating expenses	6,754	7,833	8,469	9,553

Loss from operations	(4,094)	(3,259)	(2,800)	(4,045)
Total other (income) expense, net	(223)	112	165	(77)
Provision for income taxes	2	—	1	3

Net loss	$(4,319)	$(3,147)	$(2,636)	$(4,125)

	Three Months Ended
(amounts in thousands)	March 31, 2014	June 30, 2014	September 30, 2014	December 31, 2014
Net sales	$8,249	$11,099	$12,126	$14,113
Cost of sales(1)	1,944	2,339	2,246	4,889

Gross profit	6,305	8,760	9,880	9,224
Operating expenses:
Selling, general and administrative(2)	5,948	6,582	6,669	8,936
Research and development	4,383	4,422	5,093	5,307

Total operating expenses	10,331	11,004	11,762	14,243

Loss from operations	(4,026)	(2,244)	(1,882)	(5,019)
Total other expense, net	(311)	(250)	(84)	(223)
Provision for income taxes	2	—	5	11

Net loss	$(4,339)	$(2,494)	$(1,971)	$(5,253)

(1)
Includes intangible asset amortization of $0.5 million for the three months ended December 31, 2013 and $0.9 million in each of the subsequent three-month periods. Also includes a $2.6 million charge in the three-month period ended December 31, 2014 associated with our December 2014 agreement with the Regents of the University of California.

(2)
Includes approximately $1.2 million in costs in the three-month period ended December 31, 2014 related to our efforts to prepare for this initial public offering.

Liquidity and Capital Resources

        Since our inception, we have incurred losses and negative cash flow from our operations and, as of March 31, 2015, we had an accumulated deficit of approximately $160.3 million. We have funded our operations to date from the sale of equity securities, issuance of notes payable, cash exercises of stock options and warrants to purchase equity securities and cash generated from net sales. Through March 31, 2015, we had raised approximately $157.4 million from the sale of convertible preferred stock and as of that date we had $22.3 million of indebtedness. We have made and expect to continue to make significant investments in our sales force and marketing programs. Costs for FDA-approved IDE studies in our industry are expensive as are the costs to develop new products, and we expect to incur a significant increase in administrative costs as we begin operating as a public company. We expect to invest significantly more resources into our business using proceeds from this offering. Accordingly, we expect to continue to experience net losses for the foreseeable future and expect that our sales performance will significantly impact our cash management decisions.

        At March 31, 2015, we had $4.2 million in cash and cash equivalents. In February 2015, we and our primary bank executed an Amended and Restated Revolving Credit and Term Loan Agreement, and as of March 31, 2015, we had $7.0 million in borrowings outstanding under the facility. We believe that our available cash, proceeds from this offering and cash generated from sales of our iStent products will be sufficient to satisfy our liquidity requirements for at least the next two years.

        Our recurring losses from operations and ongoing negative cash flows raise significant doubt about our ability to continue as a going concern. As a result, our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements as of and for the year ended December 31, 2014, describing the existence of substantial doubt about our ability to continue as a going concern. Such substantial doubt does not give effect to the receipt of any proceeds from this offering.

        Until we can generate a sufficient amount of cash from operations, if ever, we expect to finance future cash needs through public or private equity or debt offerings. Additional capital may not be available on reasonable terms, if at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly scale back our operations or delay, scale back or discontinue the development of one or more of our products. If we raise additional funds through the issuance of additional debt or equity securities, it could result in dilution to our existing stockholders and increased fixed payment obligations, and these securities may have rights senior to those of our common stock. If we incur indebtedness, we could become subject to covenants that would restrict our operations and potentially impair our competitiveness, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Any of these events could significantly harm our business, financial condition and prospects.

        Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risk and uncertainties, and actual results could vary as a result of a number of factors. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we currently expect.

Cash Flows

        Historically, our sources of cash have included private placements of equity securities, debt arrangements, proceeds from the exercises of common stock options and preferred stock warrants, and, beginning with our commercial launch of the iStent, cash generated from the collection of accounts receivable. Our historical cash outflows have primarily been associated with cash used for operating activities such as the purchase and growth of inventory, expansion of our sales and marketing and R&D activities and other working capital needs; the acquisition of intellectual property; and expenditures related to equipment and improvements used to increase our manufacturing capacity, and improve our manufacturing efficiency and for overall facility expansion.

        The following table is a condensed summary of our cash flows for the periods indicated:

	Year Ended December 31,		Three Months Ended March 31,
(amounts in millions)	2013	2014	2014	2015
			(Unaudited)
Net cash provided by (used in):
Operating activities	$(13.3)	$(7.1)	$(4.6)	$(1.0)
Investing activities	(1.0)	(0.9)	(0.2)	(0.2)
Financing activities	19.3	3.5	1.2	3.1
Exchange rate changes	—	0.1	—	—

Net increase (decrease) in cash and cash equivalents	$5.0	$(4.4)	$(3.6)	$1.9

        At March 31, 2015, our cash and cash equivalents were held for working capital purposes. We do not enter into investments for trading or speculative purposes. Our policy is to invest any cash in excess of our immediate requirements in investments designed to preserve the principal balance and provide liquidity.

Operating Activities

        In the three months ended March 31, 2014 and 2015, we used $4.6 million and $1.0 million, respectively, of net cash in operating activities. The decrease in net cash used in operating activities primarily reflects an increase in cash generated from significantly higher net sales of our iStent partially offset by a $2.7 million increase in our total operating expenses. For the three months ended March 31, 2014, the total net change in operating assets and liabilities used cash of $1.8 million, partially offset by net non-cash operating costs totaling $1.5 million. For the three months ended March 31, 2015, the total net change in operating assets and liabilities used cash of $1.0 million due to increases in accounts receivable and inventory, partially offset by an increase in accounts payable. More than offsetting this amount were net non-cash operating costs totaling $1.4 million, primarily consisting of depreciation and amortization and stock-based compensation expense.

        In the year ended December 31, 2014, we used $7.1 million of net cash in operating activities as compared to $13.3 million in 2013. The decrease in net cash used in operating activities primarily reflects an increase in cash generated from higher net sales of our iStent partially offset by a $14.7 million increase in our total operating expenses. For 2014, the total net change in operating assets and liabilities provided cash of $1.2 million, as growth in accounts payable and accrued liabilities exceeded the combined growth in accounts receivable and inventory. Additionally, net non-cash operating costs totaled $5.7 million. For 2013, the total net change in operating assets and liabilities used cash of $1.4 million due to increases in accounts receivable and inventory, partially offset by an increase in accounts payable. More than offsetting this amount were net non-cash operating costs totaling $2.4 million, primarily consisting of depreciation and amortization and stock-based compensation expense.

Investing Activities

        Our investing activities have consisted primarily of purchases, maturities and sales of investments and capital expenditures.

        In each of the three month periods ended March 31, 2014 and 2015, we used approximately $0.2 million for purchases of property and equipment.

        In the year ended December 31, 2014, we used $0.9 million of net cash in investing activities as compared to $1.0 million in 2013. The primary uses of cash in 2014 and 2013 were purchases of property and equipment of approximately $0.9 million in each year.

        We expect to increase our investment in property and equipment in the future as we expand our manufacturing capacity for current and new products, improve our manufacturing efficiency and for overall facility expansion. We also expect to invest the proceeds from this offering in appropriate short-term investments, which will generate additional cash flows from investing activities.

Financing Activities

        Historically, we have funded our operations primarily through the issuance of convertible preferred stock and the incurrence of indebtedness, and cash has also been provided from the exercises of common stock options and preferred stock warrants.

        In the three months ended March 31, 2014, cash of $1.2 million was provided from financing activities as compared to $3.1 million in the same period in 2015. In the three months ended March 31, 2014, exercises of stock options and stock warrants each provided $0.6 million in cash. In the three months ended March 31, 2015, we received net proceeds from senior secured term and draw-to term loans of $6.9 million under our amended and restated revolving credit and term loan agreement, and we used $3.9 million to pay off the balance of the revolving line of credit and make scheduled subordinated note payments.

        In the year ended December 31, 2014, cash of $3.5 million was provided by financing activities as compared with $19.3 million in 2013. In 2014, we borrowed $1.9 million under our revolving line of credit and we received proceeds of $0.9 million and $0.8 million from the exercises of stock options and preferred stock warrants, respectively. In 2013, we raised $19.2 million from the issuance of Series F convertible preferred stock.

Indebtedness

Subordinated Notes Payable to GMP Vision Solutions

        In November 2013, we amended the agreement originally entered into with GMP in January 2007 and executed a royalty buyout agreement with GMP pursuant to which we issued an aggregate of $17.5 million in secured promissory notes to GMP and a party related to GMP. This subordinated debt is secured by all of our assets, excluding intellectual property, but is subordinated to the rights of our bank lender in connection with the revolving line of credit. The subordinated debt carries an interest rate of 5% per annum and required monthly interest only payments from November 30, 2013 through December 31, 2014 of $72,900, followed by 24 equal monthly principal and interest payments of $0.8 million, which we began paying on January 31, 2015 and will pay through December 31, 2016. We concluded that the transaction resulted in the recognition of a $17.5 million intangible asset. After determining that the pattern of future cash flows associated with this intangible asset could not be reliably estimated with a high level of precision, we concluded that the intangible asset will be amortized to cost of sales in our statements of operations on a straight line basis over the estimated useful life of five years. See "Business—Intellectual Property—Intellectual Property Agreements" for more information regarding this agreement.

        In the years ended December 31, 2013 and 2014 and the three months ended March 31, 2014 and 2015, we recorded related amortization expense of $0.5 million, $3.5 million, $0.9 million and $0.9 million, respectively, in cost of sales. Estimated amortization expense will be $3.5 million in each of 2015, 2016 and 2017, and $3.0 million in 2018.

Amended and Restated Revolving Credit and Term Loan Agreement

        In June 2013, we entered into a loan and security agreement with our primary bank for a revolving line of credit in the maximum principal amount of $6.0 million. Advances under the agreement were limited to the lesser of (i) $6 million or (ii) 77% of the sum of cash, cash equivalents and eligible domestic accounts receivable. The entire unpaid principal amount plus any accrued but unpaid interest was due and payable in full on June 5, 2015. Obligations under the revolving line of credit bore interest on the outstanding daily balance thereof at the bank's prime rate plus 0.5% (3.75% at December 31, 2014). Amounts owed were secured by a first priority security interest in all of our assets, excluding intellectual property. Additionally, the terms of the revolving line of credit contained various affirmative and negative covenants, with which we were in compliance at December 31, 2014. There was $1.9 million outstanding under this line of credit as of December 31, 2014. In February 2015, the agreement was amended and restated, at which time the balance outstanding under the line of credit was $2.1 million.

        In February 2015, we and our primary bank executed an Amended and Restated Revolving Credit and Term Loan Agreement providing for a $5.0 million senior secured term loan, a $5.0 million senior secured draw-to term loan and an $8.0 million senior secured revolving credit facility. Amounts owed under the agreement are secured by a first priority security interest in all of our assets, excluding intellectual property.

        On the closing date, we received $5.0 million cash under the senior secured term loan and immediately paid off the $2.1 million balance outstanding under the line of credit. This loan requires quarterly principal payments of $0.4 million over a three-year period beginning May 1, 2016 and matures February 23, 2019. The senior secured draw-to term loan is available through February 23, 2016 for advances up to an aggregate of $5.0 million, and requires quarterly principal payments equal to 1/12 of the aggregate principal amount over a three-year period beginning May 1, 2016 and matures February 23, 2019. As of March 31, 2015, we had drawn $2.0 million under the draw-to term loan. Advances under the revolving line of credit may not exceed the lesser of (i) $8.0 million or (ii) a calculated borrowing base consisting of (a) 80% of eligible accounts receivable plus (b) the lesser of 30% of eligible inventory or $1.5 million. The entire unpaid principal amount plus any accrued but unpaid interest under the revolving line of credit are due and payable in full on February 23, 2017. As of March 31, 2015 we had not requested any advances under the revolving line of credit.

        Outstanding balances under the senior secured term loan and senior secured draw-to term loan bear interest on the outstanding daily balance thereof at an annual percentage rate equal to the bank's prime rate plus 2%. At our option, all or a portion of the amounts owed under any of the senior secured term loan and draw-to term loan may be converted into Eurodollar-based advances at an annual percentage rate equal to LIBOR plus 3%. Outstanding balances under the revolving credit facility bear interest on the outstanding daily balance thereof at an annual percentage rate equal to the bank's prime rate plus 1.75%. At our option, all or a portion of the amounts owed under the revolving credit facility may be converted into Eurodollar-based advances at an annual percentage rate equal to LIBOR plus 2.75%. In connection with the execution of the agreement, we issued warrants to purchase 11,298 shares of common stock at an exercise price of $8.85 per share.

        We are required to comply with certain non-financial and financial covenants as provided in the agreement that, if not met, could constitute events of default. Currently, and until such time as the below described debt service coverage ratio covenant becomes effective, we must comply with a revenue performance covenant and a cash availability covenant. The revenue performance covenant requires that we achieve 85% of operating plan revenues measured on a monthly basis for the three-month period then ended. The cash availability covenant requires that we maintain a combined balance of cash plus unused revolving credit availability of not less than $5.0 million, with such cash balance to be not less than $2.0 million, measured on a monthly basis. In the event that we fail the cash availability covenant, we are required to obtain within 30 days a term sheet for new equity or subordinated debt proceeds in an amount of not less than $10.0 million, which financing must subsequently be funded within 60 days. The debt service coverage ratio covenant becomes effective on the date that we achieve for three consecutive months a ratio of no less than 1.2 to 1.0 measured for the six-month period then ended, for which the numerator is adjusted EBITDA (as defined in the agreement to be earnings before interest, taxes, depreciation, amortization and non-cash expenses, less the sum of unfinanced capital expenditures, taxes, and any capital returned to stockholders) and the denominator is the sum of all principal and interest payments that become due and payable in cash during such period. Once the debt service coverage ratio covenant becomes effective, the revenue performance and cash availability covenants are no longer in effect.

Contractual Obligations

        The following table summarizes our significant contractual obligations as of December 31, 2014 and the effect those obligations are expected to have on our liquidity and cash flows in future periods.

	Payments due by period
Contractual obligations (in millions)	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Operating lease obligations(1)	$0.4	$0.4	$—	$—	$—
Long-term debt obligations, excluding interest(2)	17.5	8.5	9.0	—	—
Firm purchase commitments	0.8	0.8	—	—	—
Regents of the University of California	2.7	2.7	—	—	—
Revolving line of credit	1.9	1.9	—	—	—

Total contractual obligations	$23.3	$14.3	$9.0	$—	$—

(1)
Excludes the operating lease obligation, resulting from the June 2015 sublease that takes effect September 1, 2015, as well as the June 2015 five-year lease that takes effect January 1, 2017 for an approximately 37,700 square foot facility in San Clemente, California, of approximately $0.1 million, $1.4 million, $1.1 million and $0.5 million in less than one year, one to three years, three to five years and more than five years, respectively, or a total of $3.1 million.

(2)
Excludes the contractual long-term debt obligation, excluding interest, associated with the Amended and Restated Revolving Credit and Term Loan Agreement executed after December 31, 2014, to pay $0, $6.4 million, and $0.6 million in less than one year, one to three years, and three to five years, respectively, or a total of $7.0 million.

Off-Balance Sheet Arrangements

        We do not have any off-balance sheet arrangements as defined in the rules and regulations of the Securities and Exchange Commission. We do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or for any other contractually narrow or limited purpose. However, from time to time we enter into certain types of contracts that contingently require us to indemnify parties against third-party claims including certain real estate leases, supply purchase agreements, and directors and officers. The terms of such obligations vary by contract and in most instances a maximum dollar amount is not explicitly stated therein. Generally, amounts under these contracts cannot by reasonably estimated until a specific claim is asserted thus no liabilities have been recorded for these obligations on our balance sheets for any of the periods presented.

Inflation

        We may experience pressure on our iStent selling prices resulting from potential future reductions in reimbursement payments to our customers, particularly from governmental payors such as Medicare or Medicaid but also private payors. We could also be impacted by rising costs for certain inflation-sensitive operating expenses such as labor and employee benefits. However, we do not believe that inflation has had a material effect on our business, financial condition or results of operations presented herein. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through selling price increases. Our inability or failure to do so could adversely affect our business, financial condition and results of operations.

Quantitative and Qualitative Disclosures About Market Risk

        We are exposed to market risks in the ordinary course of our business. Our cash and cash equivalents include cash in readily available checking and money market accounts, as well as a certificate of deposit. These securities are not dependent on interest rate fluctuations that could cause the principal amount of these assets to fluctuate. As of March 31, 2015, we did not have outstanding any advances under our revolving line of credit, and we had an aggregate of $22.3 million in long-term debt. The interest rate on the subordinated notes is fixed. The interest rates on our senior secured term and draw-to term loans and our revolving line of credit is tied to the lender's prime or Eurodollar rates, and therefore are subject to interest rate risk. If overall interest rates had increased by 10% during the periods presented, our interest expense would not have been materially affected. We do not believe that our cash or cash equivalents have significant risk of default or illiquidity. While we believe our cash and cash equivalents do not contain excessive risk, we cannot provide absolute assurance that in the future our investments will not be subject to adverse changes in market value. In addition, we maintain significant amounts of cash and cash equivalents at one or more financial institutions that are in excess of federally insured limits.

        Net sales to our distributors in Europe, and the financial statements of our German subsidiary and its sales to customers, are denominated in Euros, and therefore we have exposure to foreign currency exchange rates. The remainder of our business is primarily denominated in U.S. dollars. The effect of a 10% adverse change in exchange rates on foreign denominated cash, receivables and payables would not have been material for the periods presented. As our operations in countries outside of the United States grow, our results of operations and cash flows will be subject to fluctuations due to changes in foreign currency exchange rates, which could harm our business in the future. To date, we have not entered into any material foreign currency hedging contracts although we may do so in the future.

Critical Accounting Policies and Significant Estimates

        Management's discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities and related disclosure of contingent assets and liabilities, revenue and expenses at the date of the financial statements. Generally, we base our estimates on historical experience and on various other assumptions in accordance with GAAP that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions and such differences could be material to the financial position and results of operations.

        While our significant accounting policies are more fully described in the Notes to our consolidated financial statements appearing elsewhere in this prospectus, we believe the following accounting policies to be most critical for fully understanding and evaluating our financial condition and results of operations.

Revenue Recognition

        We generate revenue primarily from sales of our iStent products. We recognize revenue from product sales when the following criteria are met: goods are shipped, title and risk of loss has transferred to our customers, persuasive evidence of an arrangement exists and collectability is reasonably assured. Persuasive evidence of an arrangement exists when we have a contractual arrangement in place with the customer. Delivery has occurred when a product is shipped. If persuasive evidence of an arrangement exists and delivery has occurred, we determine whether the invoiced amount is fixed or determinable and collectability of the invoiced amount is reasonably assured. We assess whether the invoiced amount is fixed or determinable based on the existing arrangement with the customer, including whether we have sufficient history with a customer to reliably estimate the customer's payment patterns. We assess collectability by evaluating historical cash receipts and individual customer outstanding balances. To the extent all criteria set forth above are not satisfied at the time of shipment, revenue is recognized when cash is received from the customer.

        We permit returns of product if such product is returned in good condition and from normal distribution channels. Estimated allowances for sales returns are based upon the historical patterns of our product returns matched against sales, and our evaluation of specific factors that may increase the risk of product returns. Product returns to date have been immaterial.

Clinical Trial Expense Accruals

        As part of our R&D expenses, we accrue at each balance sheet date the estimated costs of clinical study activities performed by third-party clinical sites with whom we have agreements providing for fees based upon the quantities of subjects enrolled and clinical evaluation visits that occur over the life of the study. The estimates are determined based upon a review of the agreements and data collected by internal and external clinical personnel as to the status of enrollment and subject visits, and are based upon the facts and circumstances known to us at each financial reporting date. If the actual timing of performance of activities varies from the assumptions used in the estimates, we adjust the accruals accordingly. There have been no material adjustments to our prior period accrued estimates for clinical trial activities through March 31, 2015. If we underestimate or overestimate the activity or fees associated with a study or service at a given point in time, adjustments to R&D expenses may be necessary in future periods. Subsequent changes in estimates may result in a material change in our accruals. Nonrefundable advance payments for goods and services, including fees for process development or manufacturing and distribution of clinical supplies that will be used in future research and development activities, are deferred and recognized as expense in the period that the related goods are consumed or services are performed.

Collectability Reserves

        We sell our products directly to hospitals, surgery centers and distributors in the United States and internationally. We periodically assess the payment performance of these customers and establish reserves for anticipated losses when deemed necessary, which losses historically have not been significant. Accounts receivable are recorded at the invoiced amount and do not bear interest. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payment based on historical collection experience and expectations of future collection based on current market conditions. The allowance for doubtful accounts is based on our assessment of the collectability of specific customer accounts, the aging of accounts receivable, our history of bad debts and the general condition of the industry. Account balances are charged against the allowance when it is probable the receivable will not be recovered. To date, our collectability reserves have been immaterial, but may need to be increased as our net sales increase, which would adversely impact net operating results in the future.

Inventory Valuation

        We value inventory at the lower of cost or market (net realizable value). Cost is determined by the first-in, first-out method. This policy requires us to make estimates regarding the market value of our inventory, including an assessment of excess or obsolete inventory. We evaluate inventory for excess quantities and obsolescence based on an estimate of the future demand for our product within a specified time horizon, and record an allowance to reduce the carrying value of inventory as determined necessary. The estimates we use for demand are also used for near-term capacity planning and inventory purchasing and are consistent with our revenue forecasts. If our actual demand is less than our forecast demand, we may be required to take additional excess inventory charges, which would decrease gross margin and adversely impact net operating results in the future.

Estimated Fair Value of Stock Warrant Liability

        We have issued freestanding warrants to purchase shares of our convertible preferred stock. We have also issued freestanding warrants to purchase our common stock. The warrants are recorded as a liability on our balance sheet at their fair value on the date of issuance and are revalued at each subsequent balance sheet date, with fair value changes recognized as other income or expense in the consolidated statements of operations. We will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the warrants, or conversion of the preferred stock underlying the preferred stock warrants into common stock upon the completion of a liquidity event, including an initial public offering, at which time the liabilities will be reclassified to additional paid-in capital. We estimate the fair value of the liability using option pricing models and assumptions that are based on the individual characteristics of the warrants or instruments on the valuation date, including assumptions for expected volatility, expected life, yield, and risk-free interest rate.

Stock-based Compensation Expense

        Stock-based compensation expense is measured at the date of grant, based on the estimated fair value of the award using the Black-Scholes option pricing model. For awards subject to time-based vesting conditions, we recognize stock-based compensation expense over the employee's requisite service period on a straight-line basis, net of estimated forfeitures. We account for stock-based compensation arrangements with non-employees using a fair value approach. Stock options granted to non-employees are subject to periodic revaluation over their vesting terms.

        The estimation of the fair value of each stock-based grant or issuance on the date of grant involves numerous assumptions by management. Although we calculate the fair value under the Black-Scholes option pricing model, which is a standard option pricing model, this model still requires the use of numerous assumptions, including, among others, the expected life (turnover), volatility of the underlying equity security, a risk free interest rate and expected dividends. We do not have publicly traded equity and have a limited operating history and a lack of company-specific historical and implied volatility data, and therefore we have estimated stock price volatility based upon an index of the historical volatilities of a group of four publicly-traded medical device peer companies. We will continue to apply this process until a sufficient amount of historical information regarding the volatility of our own stock price becomes available. We have estimated the expected term of our employee stock options using the "simplified" method, whereby the expected life equals the average of the vesting term and the original contractual term of the option. The model and assumptions also attempt to account for changing employee behavior as the stock price changes and capture the observed pattern of increasing rates of exercise as the stock price increases. The use of different values by management in connection with these assumptions in the Black -Scholes option pricing model could produce substantially different results.

        The assumptions used in the Black-Scholes option pricing model are as follows:

	Year Ended December 31,		Three Months Ended March 31,
	2013	2014	2014	2015
Risk-free interest rate	1.25%	1.91%	1.93%	1.69%
Expected dividend yield	0.0%	0.0%	0.0%	0.0%
Expected volatility	63.1%	60.7%	56.6%	56.6%
Expected term (in years)	6.07	6.14	6.09	6.07

        In July 2014, we granted stock options to purchase an aggregate of 1.2 million shares of common stock, which options contain a performance condition such that they only become exercisable in the event that our common stock is listed on a national securities exchange within one year from the date of grant. In accordance with authoritative guidance, we have not recorded compensation expense associated with the grants and will not record any associated compensation expense unless and until the performance condition is satisfied. The total unamortized share-based compensation expense for these grants is $4.9 million. If and when the performance condition is satisfied, we will record compensation expense over the remainder of the four-year vesting period using the required graded accelerated attribution method, and we will immediately recognize cumulative compensation cost for the grants as if the method had been applied since the date of grant. Stock options granted subsequent to July 2014 do not contain a performance condition.

Common Stock Valuations

        We are required to estimate the fair value of the common stock underlying our stock-based awards when performing fair value calculations. The fair value of the common stock underlying our stock-based awards was determined on each grant date by our board of directors, with input from management and independent third-party valuation analysis. All options to purchase shares of our common stock are intended to be granted with an exercise price per share no less than the fair value per share of our common stock underlying those options on the date of grant, based on the information known to us on the date of grant. In the absence of a public trading market for our common stock, on each grant date we develop an estimate of the fair value of our common stock in order to determine an exercise price for the option grants. Our determinations of the fair value of our common stock were made using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Audit and Accounting Practice Aid Series: Valuation of Privately Held Company Equity Securities Issued as Compensation, or the Practice Aid.

        In addition, our board of directors also considered various objective and subjective factors, along with input from management, to determine the fair value of our common stock, including:

  •
  contemporaneous valuations prepared by an independent third-party valuation specialist;

  •
  the prices of our convertible preferred stock sold to investors in arm's length transactions and the rights, preferences and privileges of our convertible preferred stock as compared to those of our common stock, including the liquidation preferences of our convertible preferred stock;

  •
  our results of operations, financial position and the status of research and development efforts and achievement of enterprise milestones;

  •
  the composition of, and changes to, our management team and board of directors;

  •
  the lack of liquidity of our common stock as a private company;

  •
  our stage of development, business strategy and the material risks related to our business and industry;

  •
  the valuation of publicly-traded companies in the life sciences and medical device sectors, as well as recently completed mergers and acquisitions of peer companies;

  •
  external market conditions affecting the life sciences and medical device industry sectors;

  •
  the likelihood of achieving a liquidity event for the holders of our common stock, such as an initial public offering, or IPO, or a sale of our company, given prevailing market conditions; and

  •
  the state of the IPO market for similarly situated privately held medical device companies.

        There are significant judgments and estimates inherent in the determination of the fair value of our common stock. These judgments and estimates include the selection of the appropriate valuation model, assumptions regarding our future operating performance and financial forecasts utilized to determine future cash balances and necessary capital requirements, the probability and timing of the various possible liquidity events, the estimated weighted average cost of capital and the discount for lack of marketability of our common stock. If we had made different assumptions, our stock-based compensation expense, net loss and net loss per common share could have been significantly different.

        The Practice Aid prescribes several valuation approaches for setting the value of an enterprise, such as the cost, income and market approaches, and various methodologies for allocating the value of an enterprise to its common stock. The cost approach establishes the value of an enterprise based on the cost of reproducing or replacing the property less depreciation and functional or economic obsolescence, if present. The income approach establishes the value of an enterprise based on the present value of future cash flows that are reasonably reflective of our company's future operations, discounting to the present value with an appropriate risk-adjusted discount rate or capitalization rate. The market approach is based on the assumption that the value of an asset is equal to the value of a substitute asset with the same characteristics.

        In valuing our common stock, our board of directors determined the equity value of our company by utilizing the income and market approaches. The per share common stock value was estimated by allocating the enterprise value using the probability-weighted expected return method at each valuation date during 2013, 2014 and 2015. We do not expect to continue to make these valuations and estimates once a trading market is established following completion of this offering as we expect to be able to rely on the market price to determine the market value of our common stock.

DOSE—Variable Interest Entity Accounting

        In October 2009, we formed a wholly-owned subsidiary, DOSE Medical Corporation, or DOSE, and in April 2010, we distributed all of our shares of common stock of DOSE via a stock dividend to our stockholders of record as of the close of business on March 31, 2010.

        Since its formation, we have provided DOSE with a small number of leased employees, management services and space, all of which were charged to DOSE and pursuant to written agreements between the parties. Additionally, we have provided DOSE the cash required to fund its operations that, together with accrued interest and charges for the aforementioned services, we have recorded in an intercompany receivable account. The total amount owed to us by DOSE, including all accrued interest, intercompany charges and payables, was $8.0 million, $9.7 million and $10.2 million at December 31, 2013 and 2014 and March 31, 2015, respectively.

        We evaluated our relationship with DOSE and determined that we have both the power to direct operations and the right to receive benefits or absorb losses of DOSE that are potentially significant to us. Therefore, in accordance with authoritative accounting guidance, we determined that DOSE is a variable interest entity in which we had a variable interest in all reporting periods since the formation of DOSE. Accordingly, our consolidated financial statements include the accounts of DOSE, with all intercompany balances eliminated and with the deficit balance of DOSE's net assets reflected as noncontrolling interest.

        In July 2014, we entered into a transaction with DOSE pursuant to which we have agreed to acquire from DOSE certain assets, including the iDose product line, in exchange for $15 million and the elimination of all amounts owed by DOSE to us as of the closing date of the transaction, which is contingent upon the successful completion of this offering. In addition to an asset purchase agreement, we have agreed to an amended and restated patent license agreement and an amended and restated transition services agreement that provides for limited support from us for a period of up to three years. Either party can terminate the transition services agreement upon adequate written notice. Once the transaction closes, we will need to complete an evaluation of the modified relationship with DOSE to determine whether or not DOSE will continue to be a variable interest entity.

        See Note 11 to our consolidated financial statements included elsewhere in this prospectus for more information regarding the carrying amount and classification of DOSE's assets and liabilities that are included in our consolidated balance sheets. See also "Certain Relationships and Related Party Transactions—DOSE Medical" for a description of our contractual arrangements with DOSE and the DOSE asset purchase agreement.

        The list above is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP. There are also areas in which our management's judgment in selecting any available alternative may produce a materially different result. Please see our audited consolidated financial statements and notes thereto included elsewhere in this prospectus, which contain accounting policies and other disclosures required by GAAP.

JOBS Act

        In April 2012, the JOBS Act was enacted. Section 107 of the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period, and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

BUSINESS

Overview

        We are an ophthalmic medical technology company focused on the development and commercialization of breakthrough products and procedures designed to transform the treatment of glaucoma, one of the world's leading causes of blindness. We have pioneered Micro-Invasive Glaucoma Surgery, or MIGS, to revolutionize the traditional glaucoma treatment and management paradigm. We launched the iStent, our first MIGS device, in the United States in July 2012 and we are leveraging our platform technology to build a comprehensive and proprietary portfolio of micro-scale injectable therapies designed to address the complete range of glaucoma disease states and progression. We believe the iStent is the smallest medical device ever approved by the Food and Drug Administration, or FDA, measuring 1.0 mm long and 0.33 mm wide.

        Glaucoma is a group of eye diseases characterized by progressive, irreversible and largely asymptomatic vision loss caused by optic nerve damage, which is most commonly associated with elevated levels of pressure within the eye, or intraocular pressure. Elevated intraocular pressure often occurs when aqueous humor, the thin watery fluid that fills the front part of the eye, is not circulating normally and draining properly. According to Market Scope, more than 78 million people worldwide have glaucoma, a number it expects to grow to more than 88 million by 2019. This estimate includes approximately 4.2 million people with glaucoma in the United States, growing to 4.7 million by 2019. Glaucoma is a chronic condition that progresses slowly over long periods of time and can have a devastating impact on a patient's vision and quality of life.

        Reducing intraocular pressure is the only proven treatment for glaucoma. Glaucoma has traditionally been treated through a range of approaches that often require patients to use multiple types of prescription eye drops for the rest of their lives, and sometimes undergo complex and invasive eye surgery. Prescription eye drops, which are estimated to account for approximately $4.6 billion in global sales in 2014, according to Market Scope, are often used to control intraocular pressure throughout glaucoma progression. Unfortunately, these medications can be ineffective over time due to patient noncompliance and other factors. Complex and invasive glaucoma surgical options are typically reserved for more advanced disease and have remained largely unchanged since the 1970's.

        We developed MIGS to address the shortcomings of current glaucoma treatment options. MIGS procedures involve the insertion of a micro-scale device from within the eye's anterior chamber through a small corneal incision. MIGS devices reduce intraocular pressure by restoring the natural outflow pathways for aqueous humor. Based on clinical studies and published reports, we believe MIGS procedures are safer, preserve more eye tissue and result in faster recovery times and fewer complications than invasive glaucoma surgical options.

        The iStent is the first commercially available MIGS treatment solution. FDA-approved for insertion in combination with cataract surgery, the iStent has been shown to lower intraocular pressure in adult patients with mild-to-moderate open-angle glaucoma, which represents the majority of glaucoma cases. The iStent procedure is currently reimbursed by Medicare and a majority of commercial payors and we have sold more than 70,000 iStent devices worldwide as of December 31, 2014.

        We are building a broad portfolio of micro-scale injectable therapies designed to address the complete range of glaucoma disease states and progression, including three innovative pipeline products: the iStent Inject, the iStent Supra and iDose. The iStent Inject includes two stents pre-loaded in an auto-injection inserter. We are developing two versions of this product: the first is currently being studied for lowering intraocular pressure in conjunction with cataract surgery in a U.S. investigational device exemption, or IDE, pivotal trial; the second is currently being studied in an initial U.S. IDE study as a standalone treatment for lowering intraocular pressure. This second version is also capable of making its own self-sealing corneal penetration, potentially offering patient treatment in a minor surgical suite or an in-office setting. The iStent Supra is designed to access an alternative drainage space within the eye where we estimate 20% of aqueous humor outflow occurs, and is now in a U.S. pivotal IDE trial. iDose is an implant that is designed to provide a sustained release of a prostaglandin drug to lower intraocular pressure in glaucoma patients. To validate the safety and efficacy of our iStent products, we are currently conducting 18 prospective clinical trials, including two Phase IV post-approval studies.

        Our corporate headquarters and production facilities are located in Laguna Hills, California, and as of March 31, 2015, we had 126 employees. We have built and are continuing to grow our commercial organization, which includes a direct sales force in the United States and Germany, and distribution partners in Europe, Asia Pacific, Canada and other targeted international geographies.

        Our net sales increased from $20.9 million in 2013 to $45.6 million in 2014, and our net losses were $14.2 million and $14.1 million for the years ended December 31, 2013 and 2014, respectively. For the three months ended March 31, 2015, our net sales were $14.7 million, compared to $8.2 million in the same period in 2014, and our net loss was approximately $1.5 million compared to $4.3 million in the same period in 2014.

Success Factors

        We attribute our success to the following:

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  Established large and growing market for glaucoma management.  According to Market Scope, more than 78 million people worldwide have glaucoma and this number is estimated to grow to more than 88 million by 2019 due to aging populations. Global sales of products used to treat glaucoma are expected to be approximately $4.9 billion in 2014, growing to $6.6 billion in 2019, according to Market Scope. The glaucoma patient population is served by an established channel of ophthalmologists and ophthalmic surgeons.

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  Disruptive technology platform.  The iStent device is the first and only FDA-approved MIGS treatment solution available in the U.S. market. This novel micro-scale technology is designed to provide sustained reductions in intraocular pressure and to be inserted safely, effectively and efficiently. With the first and only FDA-approved MIGS device, we believe we have a significant first mover advantage over future competitors.

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  Broad coverage and reimbursement.  We secured temporary Category III Current Procedural Terminology, or CPT, codes to describe insertion of MIGS devices. We believe that Medicare coverage and existing coverage by third-party payors combined represents approximately 90% of our current target patient population. All Medicare Administrative Contractors, or MACs, currently provide coverage for the iStent procedure and we have secured coverage and reimbursement for the iStent procedure for more than 76% of individuals covered by private U.S. commercial payors.

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  Key early commercial and operational investments.  We invested substantial resources on a focused and controlled initial U.S. launch of the iStent that emphasized our comprehensive physician training programs, which were designed to yield quality surgical outcomes and establish regional thought leaders for this new procedure. We invested in activities to optimize reimbursement before our product was launched. We also invested early in efficient manufacturing processes that to date have resulted in an uninterrupted product supply and an efficient cost structure that contributed to a 75% gross margin for the year ended December 31, 2014.

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  Innovative intellectual property protected by a comprehensive patent portfolio.  We have approximately 180 issued patents, pending patent applications, and exclusively licensed patents and patent applications in certain fields of use, with a variety of claims related to devices and methods for treating glaucoma through procedures initiated from within the anterior chamber of the eye. Our research and development activities have generated significant innovation and we have filed numerous patent applications to protect our technology.

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  Proven management team.  Our senior management team has over 100 combined years of experience in ophthalmology to implement our strategy and growth plans. Our seasoned executives and experienced sales force have extensive customer relationships in ophthalmology, substantial regulatory and medical technology expertise and an established track record of bringing new technologies to market.

Our Market Opportunity

        According to Market Scope, more than 78 million people worldwide have glaucoma, a number it expects to grow to more than 88 million by 2019. This estimate includes approximately 4.2 million people with glaucoma in the United States, growing to 4.7 million by 2019. Market Scope estimates 2014 global sales of products used to treat glaucoma patients to be approximately $4.9 billion, growing to $6.6 billion in 2019. Open-angle glaucoma is the most common form of the disease. Approximately 3.4 million people in the United States have open-angle glaucoma, growing to 3.8 million by 2019 according to Market Scope. Despite therapeutic options that attempt to manage disease progression, researchers estimate that 8.4 million people were bilaterally blind from glaucoma in 2010, with this figure forecasted to rise to 11.1 million by 2020.

        Many factors are driving significant growth in the glaucoma market. Populations worldwide in both mature and emerging markets are growing and aging, while life expectancies continue to rise. Treatment of glaucoma is expected to increase due to better healthcare access globally and advances in glaucoma technology designed to provide earlier diagnosis and more cost-effective treatment to a larger portion of the glaucoma population.

        Care for glaucoma patients in the United States is administered by many of the approximately 18,700 ophthalmologists who diagnose the disease and provide medical management according to Market Scope. There are approximately 8,400 ophthalmic surgeons in the United States focused on performing cataract or glaucoma procedures. These ophthalmic surgeons perform approximately 3.7 million cataract surgeries annually in the United States according to Market Scope. We believe that approximately 20% of cataract surgeries are performed on patients also diagnosed with open-angle glaucoma and/or ocular hypertension. Appropriate treatment options are determined based on the progression and severity of the disease and include medical management with prescription pharmaceuticals, laser therapy, surgical therapy and now MIGS.

Glaucoma Treatment Overview and Limitations

Glaucoma and the Eye's Drainage System

        Glaucoma is a group of eye diseases characterized by progressive, irreversible and largely asymptomatic vision loss in which elevated levels of intraocular pressure are often associated with optic nerve damage. While some glaucoma patients do not experience an increase in intraocular pressure, it is widely considered a major risk factor in glaucoma's progression and reduction in intraocular pressure is the only clinically proven treatment. Elevated intraocular pressure occurs when aqueous humor is not circulating normally and properly drained from the front part of the eye. Normally, this fluid flows through the trabecular meshwork, an area of spongy mesh-like tissue in the eye located around the base of the cornea, and into Schlemm's canal, a circular channel in the eye that collects the aqueous humor and delivers it back into the bloodstream. This trabecular meshwork pathway is also known as the conventional outflow pathway.

        A second outflow pathway is located in the suprachoroidal space, which lies between the sclera and the choroid, where we estimate 20% of the eye's total aqueous humor outflow occurs. This pathway is also known as the unconventional or uveoscleral pathway. The suprachoroidal space is characterized as an area of less venous resistance to aqueous humor outflow than Schlemm's canal.

        The following image depicts the blockage of aqueous humor outflow in an eye with open-angle glaucoma.

        Open-angle glaucoma is the most common type of glaucoma. In open-angle glaucoma, structures of the eye may appear normal, but aqueous humor outflow through the trabecular meshwork and into Schlemm's canal is reduced due to gradual degeneration and obstruction. Direct causes of this blockage are unknown, but the disease is linked to age, ethnicity and hereditary factors. Loss of aqueous humor absorption leads to increased resistance and thus a chronic, painless buildup of pressure in the eye.

        Glaucoma is a progressive disease that can be categorized based by severity levels ranging from ocular hypertension (or pre-glaucoma) to severe glaucoma, as shown in the chart below. According to industry experts, mild-to-moderate glaucoma patients account for a majority of the population. An eye doctor usually diagnoses glaucoma as part of a comprehensive exam that includes measuring intraocular pressure and corneal thickness, evaluating optic nerve damage and testing visual fields. Intraocular pressure is measured in millimeters of mercury (mm Hg), with normal eye pressures ranging from 10 to 21 mm Hg. Glaucoma is typically characterized by an intraocular pressure greater than 21 mm Hg.

        An eye doctor will monitor optic nerve damage by tracking the cup to disc, or C:D, ratio. This exam measures the diameter of the optic disc (the round area in back of the eye where retinal nerve fiber layers collect to form the optic nerve) relative to the diameter of the optic cup (the center of the optic disc). Expansion and deepening of this optic cup indicates damage. Visual field, or perimetry, tests are used to check for peripheral vision impairment in one or more quadrants. Once diagnosed, the treatment goal in all cases is to control intraocular pressure. Glaucoma progression stages are described in the following chart.

Stage	Intraocular Pressure	Optic Nerve Damage	Visual Field	Intraocular Pressure Treatment Target
Ocular Hypertension	20 - 30 mm Hg	No measurable or observable change	Visual function intact	20% reduction in baseline: ≤ 18 mm Hg
Mild Glaucoma	20 - 35 mm Hg	Minor; C:D ≤ 0.8 with documented expansion and deepening of cup	Some visual field loss	25% reduction in baseline; ≤ 18 mm Hg
Moderate Glaucoma	> 30 mm Hg	Significant; C:D ≤ 0.8 with documented expansion and deepening of cup	Expanded visual field loss in up to two quadrants; peripheral progressing to central loss	30% reduction in baseline; ≤ 15 mm Hg
Severe Glaucoma	Intraocular pressure uncontrolled	Severe; C:D > 0.8 with severe expansion and deepening of cup	Significant visual field loss in up to three quadrants; central loss	< 15 mm Hg

Glaucoma Treatment Overview

        The traditional treatment of glaucoma encompasses a variety of medication regimens, laser and surgical methods to lower intraocular pressure.

Therapy	Medications	Laser	Surgery
Product or procedure	Prescription eye drops	Selective, or SLT, argon and micropulse lasers	Invasive trabeculectomy with or without aqueous shunt device
Treatment	First-line	First or second-line	Last resort
Description	Eye drops taken one or more times a day in single or multiple medication regimens	Laser trabeculoplasty performed at outpatient centers	Filtration surgery or aqueous shunt, a flexible plastic tube with an attached silicone drainage pouch
Mechanism of action	Increasing aqueous humor outflow and/or decreasing production of aqueous humor	SLT laser energy targets melanin-containing cells in the trabecular meshwork, creating changes in the tissue and improving the aqueous humor outflow	Creating a drainage channel from the anterior chamber and through the sclera to allow aqueous humor outflow to area beneath the conjunctiva
Considerations	Poor patient compliance; complex, frequent and lifelong dosing regimens; loss of effect over time; cost; side effects; contraindications and adverse interactions with other medications	Effects of surgery dissipate after several years necessitating additional procedures; medication therapy may be necessary post-treatment	Little innovation; high failure rates; complication risks; lack of long-term efficacy; medication therapy may be necessary post-treatment

        Multiple clinical trials have shown that medications can reduce intraocular pressures to baseline targets that can minimize vision loss. However, poor adherence to and lack of persistence with glaucoma medication regimens have been documented in numerous independent studies, which often place the incidence of patient noncompliance up to or above 50%, particularly in patients on two or more prescription eye drops. Even daily glaucoma single medication use has been associated with noncompliance rates as high as 75%.

        According to Market Scope, more than 45% of patients use two or more prescription eye drops. Furthermore, because glaucoma progresses slowly and with few symptoms, patients often do not adhere to their medication regimens as prescribed until the disease has progressed to the point of significant vision loss. As a result, despite the availability of medication therapies to combat glaucoma, progressive visual loss and blindness still occur. According to a study published in 2014, 15% of glaucoma patients progress to blindness within 20 years of diagnosis.

        Laser treatments have been developed to provide an alternative to lifelong medication treatments. Laser procedures are typically performed at an outpatient surgical center and involve the use of lasers to create changes in eye tissue and improve aqueous humor outflow. Ophthalmic surgeons may perform laser procedures as initial treatment, or for patients who are noncompliant with prescription eye drops or whose intraocular pressure is not well controlled by medications. According to Market Scope, selective laser trabeculoplasty, or SLT, is the most frequently performed glaucoma laser procedure in the United States, accounting for approximately 70% of all laser procedures. Although SLT can help to lower intraocular pressure, the procedure's effectiveness often wears off within one to five years, according to the Glaucoma Research Foundation. While a second procedure can be performed, the results of repeated laser surgeries are less predictable and less effective than those of the first surgery. Additionally, medication therapy may still be required post-treatment.

        Where medication therapy and laser treatment are unsuccessful in managing glaucoma, invasive surgical procedures such as trabeculectomies or implantation of tube shunts are performed, usually as outpatient procedures. In a trabeculectomy, the surgeon cuts open the conjunctiva and sclera to create flaps, and removes a plug of scleral tissue and sometimes a portion of the trabecular meshwork to create an opening into the anterior chamber. The conjunctiva and sclera flaps are sutured back down and a small blister, or bleb, is created between the conjunctiva and sclera. The surgery results in a new drainage channel that allows increased outflow of aqueous humor into the bleb. While some patients experience significant reductions in intraocular pressure, trabeculectomy failure rates can approach 50% according to published research. A common complication is scarring, which can prevent fluid drainage from the eye and interfere with the proper function of the bleb. If the bleb doesn't work properly, more surgery may be needed. Among the other complications associated with trabeculectomies are blurred vision, bleeding in the eye, bleb leaks, low intraocular pressure, or hypotony, infection, persistent corneal edema, choroidal detachment and cataract development. Implantations of tube shunts, devices that divert the aqueous humor from the anterior chamber, are generally reserved for eyes in which a trabeculectomy has failed or has a poor likelihood of success. A tube shunt surgery is similar to a trabeculectomy, except that the device's tube is inserted through the scleral channel to maintain the channel, and the device's reservoir end is placed deep under the conjunctiva to maintain the drainage space. While invasive glaucoma surgery often leads to significant reductions in intraocular pressure, it is associated with high long-term failure rates, long recovery times and significant complication risks. Additionally, as with laser treatment, the effects may dissipate over time, requiring additional procedures, and medication therapy may still be required post-treatment.

        We believe that because of the limitations of medications and laser and the morbidity associated with invasive surgical therapies, a clear unmet medical need exists in the management of open-angle glaucoma patients.

Our Solution

        We pioneered the development of MIGS in order to address the shortcomings of current pharmaceutical and surgical options, and in doing so have established an entirely new market segment within the global glaucoma marketplace. We believe that by using our core competencies to develop, manufacture and obtain regulatory approval for products incorporating our proprietary technologies, we have created a platform capable of disrupting and revolutionizing the traditional glaucoma treatment and management paradigm.

        In contrast to invasive surgical approaches, MIGS procedures access the anterior chamber of the eye through small corneal incisions or penetrations. MIGS procedures reduce intraocular pressure by restoring the natural physiologic pathways for aqueous humor outflow. Based on clinical studies and published reports, we believe MIGS procedures are safer, preserve more eye tissue and result in faster recovery times and fewer complications than invasive glaucoma surgical options.

        We launched our first micro-scale MIGS treatment solution, the iStent, in the United States following FDA approval in June 2012. We believe the iStent represents the next generation in glaucoma surgical innovation and it is the first FDA-approved surgical device available for insertion in conjunction with cataract surgery for the reduction of intraocular pressure in adult patients with mild-to-moderate open-angle glaucoma. The iStent is a micro-bypass stent made of surgical-grade non-ferromagnetic titanium that is coated with heparin. An extensive history of development efforts preceded the current form of the iStent, with contribution by our Caltech-associated founder, during which more than 80 prototype iterations were produced. Packaged in a sterile, pre-loaded configuration, the iStent is inserted through the small corneal incision made during cataract surgery and placed into Schlemm's canal, a circular channel in the eye that collects aqueous humor and delivers it back into the bloodstream. Once inserted, the iStent improves aqueous humor outflow while fitting naturally within Schlemm's canal. The ergonomic rail design protects and accesses underlying collector channels while the iStent's three retention arches ensure secure placement. The iStent is currently approved only for insertion in conjunction with cataract surgery because this was the product usage in the U.S. IDE clinical trial information that was included in the PMA.

        The iStent is rated MRI Conditional by the American Society for Testing and Materials. This means that a patient implanted with the iStent can be scanned safely via MRI, or magnetic resonance imaging under the following conditions specified on the product label: static magnetic field of 3-Tesla or less, and maximum spatial magnetic field gradient of 720-Gauss/cm or less. Therefore, it may not be safe for iStent recipients to undergo MRIs in environments that do not match these specified conditions; however, the vast majority of MRI systems in use in the United States today are rated 3-Tesla or less. Following implantation of an iStent, the surgeon is instructed to provide to the patient a wallet-sized patient identification card citing the model and serial number of the device, implant date, and surgeon's name along with the aforementioned MRI conditions. The surgeon is also instructed to advise the patient that the patient identification card contains important information related to the iStent and that the card should be shown to their current and future health care providers.

        The image below left shows a gloved hand holding the pre-loaded iStent inserter; the image below center is a magnified view of the insertion tip and iStent device; the image below right shows an iStent on the tip of a finger (inside circle).

        The following series of graphics illustrates the insertion of an iStent into the eye: (left) the pre-loaded iStent inserter enters the anterior chamber through a small corneal incision made during cataract surgery; (center) a gonioscope is used to visualize Schlemm's canal; (right) the iStent is inserted into Schlemm's canal.

        The following series of graphics illustrates the effect of iStent in the eye: (left) after placement of the iStent, aqueous humor outflow is restored; (right) close-up illustration of iStent placement in Schlemm's canal.

        In combination with cataract surgery, the iStent has been clinically proven to decrease intraocular pressure. We believe the iStent provides numerous benefits that address the significant unmet need for a durable and effective glaucoma treatment earlier in the treatment paradigm. These benefits include:

        Reduces intraocular pressure.    In the pivotal U.S. clinical trial, after one year, 68% of mild-to-moderate open-angle glaucoma patients who received the iStent in combination with cataract surgery remained medication free while sustaining target intraocular pressures of ≤21 mm Hg, a level consistent with normal, non-glaucomatous eyes. In the same trial, 64% of patients who received the iStent remained medication free while sustaining a mean intraocular pressure reduction of 20% compared to baseline.

        Facilitates compliance, convenience.    The iStent is designed to establish continuous outflow of aqueous fluid for sustained reduction in intraocular pressure. This mechanism is intended to assure uninterrupted therapy, thus overcoming the primary limitation of patient noncompliance to prescribed eye drop regimens. By reducing intraocular pressure on a sustained basis, iStent efficacy does not depend on patients remembering to use their prescription eye drops. Re-establishing normal, steady-state physiologic outflow of aqueous humor may reduce the large fluctuations in intraocular pressure that occur throughout the day in glaucoma patients. These large fluctuations in intraocular pressure have been shown in independent studies to be a significant risk factor in glaucoma progression.

        Safe procedure and rapid recovery.    Clinical studies have demonstrated that inserting the iStent in combination with cataract surgery yields an overall safety profile and recovery rate similar to cataract surgery alone, a surgery that has minimal complications and is the most commonly performed ophthalmic procedure today. The iStent procedure is not associated with the complication risks of invasive glaucoma surgery, and it also spares conjunctival tissue, or the clear skin that covers the sclera, enabling rapid recovery and preserving the potential for future glaucoma treatment options.

        Broad segment of ophthalmic practitioners can perform procedure.    Because the iStent procedure is straightforward, a broad segment of ophthalmic surgeons can effectively perform the MIGS procedure to insert an iStent. We believe this characteristic increases the procedure's appeal and utilization as an early and effective treatment option for ophthalmic surgeons.

Our Pipeline

        Our research and development goal is to leverage our core capabilities in MIGS-based design and development to create a full portfolio of micro-scale injectable therapies for glaucoma management. We have developed a series of innovative products, in varying stages of development, that are designed to expand market penetration and adoption, further enhance ease of use for surgeons, reach a wider glaucoma patient population and broaden our offering for glaucoma management in order to address the complete range of glaucoma disease states and progression:

        iStent Inject Trabecular Micro-Bypass Stent.    The iStent Inject is approximately one-third the size of the iStent and relies on a similar method of action to improve aqueous humor outflow into Schlemm's canal and reduce intraocular pressure. Packaged in a two-stent, preloaded, auto-inject mechanism, the iStent Inject allows the surgeon to inject these stents into multiple trabecular meshwork locations through a single corneal entry with the goal of achieving greater intraocular pressure reduction. We are developing two versions of this product. One version of the iStent Inject is currently being evaluated in a pivotal U.S. IDE clinical trial for the reduction of intraocular pressure in mild-to-moderate open-angle glaucoma in combination with cataract surgery. A second version of the iStent Inject is designed to make its own self-sealing corneal needle penetration to achieve insertion without an incision. We began an initial U.S. IDE study in 2014 to evaluate this second version of the device as a stand-alone procedure in glaucoma patients who are not undergoing concurrent cataract surgery. The

iStent Inject has already been approved for marketing in the European Union and is currently in a commercial launch in Germany.

        The image below left is the iStent Inject injection system, pre-loaded with two iStent Inject devices; the image below center is a magnified view of two iStent Inject devices; the image below right shows two iStent Inject devices on a penny (inside circle).

        iStent Supra Suprachoroidal Micro-Bypass Stent.    The iStent Supra is designed to reduce intraocular pressure by accessing the suprachoroidal space in the eye, an area that we estimate is responsible for 20% of its total aqueous outflow. We believe that the iStent Supra device could be used alone to lower intraocular pressure or in combination with the iStent or the iStent Inject to achieve even lower intraocular pressure in patients with progressive or more advanced open-angle glaucoma. An international study showed the iStent Supra achieved a 30% pressure reduction in comparison to the unmedicated baseline at 12 months. A U.S. pivotal IDE trial for the iStent Supra used in conjunction with cataract surgery to lower intraocular pressure is underway. The iStent Supra device has already been approved for marketing in the European Union.

        The image below left is a magnified view of the iStent Supra; the image below center illustrates the iStent Supra device implanted into the suprachoroidal space of the eye; the image below right shows the iStent Supra device on the tip of a finger (inside circle).

        iDose.    The iDose is a targeted injectable drug delivery implant that uses our micro-scale platform. The iDose implant is designed to be pre-loaded into a small-gauge needle and injected into the eye via a self-sealing corneal needle penetration, where it is secured within the eye. The iDose delivers a prostaglandin directly into the anterior chamber of the eye to provide reduction of intraocular pressure over sustained periods of time. Prostaglandins are the most frequently used drug for reducing intraocular pressure. The iDose is designed to overcome the significant issue of patient noncompliance with prescription eye drop regimens, minimize the risk of corneal damage and other side effects associated with repeated applications of topical drugs and provide 24/7 therapy until drug depletion. Once depleted, the iDose can be easily removed and exchanged with a new iDose to provide extended, uninterrupted and continuous open-angle glaucoma therapy. We are currently planning to file a U.S. IND application with the FDA for iDose in 2016.

        Our injectable therapies could further transform the glaucoma patient value proposition. We believe newly diagnosed glaucoma patients, and mild-to-moderate open-angle glaucoma patients who have failed on medication therapy, or those who are noncompliant with their prescribed eye drop regimens, could have iStent or iDose injectable therapy as a meaningful alternative to lifelong treatment with prescription eye drops. Our simple, straightforward injectable solutions may reduce the daily need, side effects and cost of prescription eye drops.

Our Growth Strategy

        Our goal is to maintain our MIGS leadership position in the development and commercialization of breakthrough micro-scale injectable therapies that transform the management of glaucoma. We plan to leverage our first mover advantage with the following growth strategies:

        Establish MIGS as the standard of care for open-angle glaucoma patients.    We have a large and growing body of clinical evidence that demonstrates the benefits and advantages of MIGS and our iStent technologies for effectively managing glaucoma. We plan to continue to increase awareness of MIGS and iStent technologies among ophthalmic surgeons by participating in ophthalmic congresses and meetings, advertising, editorial coverage in professional publications and various other marketing programs.

        Increase domestic adoption of iStent by expanding our sales force and reimbursement.    We plan to significantly grow our commercial organization in the United States, including expansion of our direct sales force of experienced ophthalmic sales professionals, to reach and train an increasing number of ophthalmic surgeons on the MIGS procedure and help these physicians integrate our iStent technology into their practices. We have been successful in establishing coverage for the iStent procedure by Medicare and a majority of U.S. private insurers and will continue to invest in expanding our U.S. payor coverage.

        Secure FDA approvals with expanded indications for our pipeline iStent products.    We are sponsoring 18 prospective clinical trials globally. These are designed to evaluate the long-term use of iStent devices as well as the use of multiple iStent devices to further reduce intraocular pressure. We expect some of these studies to help us in obtaining expanded indications or reimbursement coverage for our products. Our pipeline includes several clinical-stage products designed to achieve greater levels of intraocular pressure reduction, expand our addressable patient population, facilitate surgical implantation and sustain our MIGS leadership position. We do not have any plans to seek expansion of the FDA-approved indications of the currently approved iStent to include insertion on a standalone basis.

        Develop and commercialize our drug delivery product pipeline.    We are leveraging our proprietary micro-scale platform to develop iDose, a breakthrough targeted injectable drug delivery implant that is designed to provide reduction in intraocular pressure through continuous delivery of small molecule glaucoma medications directly into the anterior chamber of the eye on a sustained basis. We are currently planning to file an IND application with the FDA for iDose in 2016.

        Expand the global reach of our MIGS-based technology platform.    We plan to penetrate key international markets by increasing the number of distribution partners. We will also selectively utilize a direct sales approach in certain markets based on our assessment of market size and opportunity, the potential for net sales and profitability, local competition and prospects for compelling reimbursement coding and coverage. The iStent, iStent Inject and iStent Supra are CE Marked. The iStent is available in Europe and we have recently initiated a controlled launch of the iStent Inject in Germany.

Research & Development

        We are leveraging our micro-scale technology platform to address the full range of glaucoma disease states and progression and to fundamentally change the way glaucoma patients are treated. Our research and development efforts are focused primarily on continuous improvement of our iStent designs and injector systems and improvements to our proprietary MIGS platform. Our research and development objectives are:

  •
  To advance glaucoma patient care through continuous improvement of the MIGS platform, to provide a viable MIGS alternative to lifelong medication regimens and invasive surgical procedures for intraocular pressure management; and

  •
  To further transform glaucoma treatment and care by introducing micro-scale injectable therapies—including our iStent Inject, iStent Supra and iDose pipeline products—that can be performed in minor surgical suites or in-office settings with topical anesthetic.

        As of March 31, 2015, our research and development team consisted of 22 employees. Our research and development process is supported by multiple clinical research programs and regulatory affairs activities. We have 16 prospective clinical trials and two Phase IV post-approval studies currently underway. In addition, our technologies have been discussed in 33 articles published in peer-reviewed journals to date. Our research and development expenses were approximately $15.5 million and $19.2 million in the years ended December 31, 2013 and 2014, and $4.4 million and $5.2 million for the three months ended March 31, 2014 and 2015, respectively. We expect our research and development expenditures to increase as we continue to devote significant resources to clinical trials and regulatory approvals of our new products.

iStent Clinical Validation

        The iStent pivotal U.S. clinical trial that served as the basis for the FDA approval of our premarket approval, or PMA, application by the FDA was the first prospective, randomized, open-label, multi-center, controlled U.S. IDE clinical trial ever to be conducted in support of a glaucoma device. A total of 29 U.S. investigational sites participated in the trial, which demonstrated that insertion of the iStent in patients undergoing cataract surgery provided clinically and statistically significant improvements in intraocular pressure and an overall safety profile similar to cataract surgery alone.

        To be enrolled in the trial, subjects were required to have mild or moderate open-angle glaucoma with visual field or nerve pathology characteristic of glaucoma, a C:D ratio of 0.8 or less, and intraocular pressure ≤ 24 mm Hg while taking one to three prescription eye drops. After discontinuation of glaucoma medications, intraocular pressure was required to be between 22 mm Hg and 36 mm Hg. Excluded from the trial were individuals with severe glaucomatous field defects, severely uncontrolled intraocular pressure, angle closure glaucoma, neovascular, uveitic or angle recession glaucoma, prior glaucoma surgery other than iridectomy, prior refractive procedures, known corticosteroid responders, ocular disease that would affect safety, monocular subjects or those with fellow eye best corrected visual acuity, or BCVA, worse than 20/200. In this study, the "p" values were statistical calculations to determine whether the effects of receiving the iStent in conjunction with cataract surgery were significant in comparison to cataract surgery alone based on pre-specified statistical targets. We specified that any result where p ≤ .05 would be significant.

        A total of 240 eyes (239 subjects) were randomized, of which 117 were randomized to receive the iStent in conjunction with cataract surgery (treatment group) and 123 to cataract surgery only (control group). Of the 117 eyes randomized to the treatment group, 111 underwent insertion of the iStent in conjunction with cataract surgery. Of the 123 eyes randomized to receive cataract surgery only, 117 eyes underwent cataract surgery. At the 12-month visit, subject accountability was 97% in the treatment group and 99% in the control group. After the randomized phase of the trial, an additional 50 subjects were enrolled for the safety purposes in the non-randomized phase.

Pivotal Trial Efficacy Data

        Of subjects in the treatment group, 68% achieved the primary efficacy endpoint of an intraocular pressure ≤ 21 mm Hg without prescription eye drops at 12 months, compared to 50% for the control group (p = 0.004). Of subjects in the treatment group, 64% achieved the secondary efficacy endpoint of intraocular pressure reduction ≥ 20% without prescription eye drops at 12 months, compared to 47% in the control group (p = 0.010). Throughout the postoperative period, prescription eye drops were prescribed in a lower proportion of patients, and initiated later, in the treatment group than in the control group. At 12 months, 85% of treatment group subjects were medication free compared to 65% of control group subjects at 12 months.

Pivotal Trial Safety Data

        The following table provides information on the most common adverse events reported in the pivotal trial.

Adverse Events	Cataract Surgery with iStent N=116 n (%)	Cataract Surgery Only N=117 n (%)
Early postop corneal edema	9 (8%)	11 (9%)
Any BCVA loss of at least one line at or after the three-month visit	8 (7%)	12 (10%)
Posterior capsular opacification	7 (6%)	12 (10%)
Stent obstruction	5 (4%)	0 (0%)
Blurry vision or visual disturbance	4 (3%)	8 (7%)
Elevated intraocular pressure	4 (3%)	5 (4%)

        The overall rate of adverse events was similar between the treatment and control groups and no unanticipated adverse device complications were reported. The trial showed that when inserted in conjunction with cataract surgery for subjects with mild-moderate open-angle glaucoma, the benefits of the iStent procedure exceeded its risks.

Additional iStent Studies

        Two-year results from the pivotal trial showed relatively similar outcomes, although it was not designed nor statistically powered for two-year efficacy endpoints. Numerous other studies performed in Western Europe and the United States evaluating the iStent in combination with cataract surgery have found statistically significant reductions in mean intraocular pressure and medication use. For example, in a prospective, double-masked, randomized controlled trial on 36 patients with cataract and primary open-angle glaucoma, patients who received a single iStent in conjunction with cataract surgery showed an intraocular pressure decline to 14.8 mm Hg from 17.9 mm Hg at 15 months. This compared to an intraocular pressure decline to 15.7 mm Hg from 17.3 mm Hg in patients who underwent cataract surgery only. This trial included a washout of medications at 15 months in order to remove the confounding effect of glaucoma medications and, at 16 months, intraocular pressure was 16.6 mm Hg in the combined group, compared to 19.2 mm Hg in the cataract surgery-only group. Two other Western European studies have demonstrated the sustained efficacy and safety of a single iStent inserted in combination with cataract surgery after three to four or more years of post-operative follow up.

Sales and Marketing

        In the United States, we sell our products through a direct sales organization that, as of March 31, 2015, consisted of 55 sales professionals, including regional business managers, sales directors, clinical relations personnel and reimbursement specialists. Our sales organization is primarily responsible for training ophthalmic surgeons on the iStent procedure, helping these physicians integrate the technology into their practices and providing resources to support reimbursement, while also identifying and supporting investigational sites for clinical trials of our pipeline technologies. Over the next few years, we plan to aggressively expand the size and reach of our direct U.S. sales organization as demand for our iStent technologies increases and pipeline technologies are commercialized. We continue to recruit experienced sales professionals with extensive sales and/or clinical experience in ophthalmic medical technologies. We invest significant time and expense to provide comprehensive training to our sales professionals so that they are proficient in all aspects of our iStent technologies, including features and benefits, procedure techniques and reimbursement. In addition, we provide technical education regarding the eye's anatomy, glaucoma diagnosis, disease states and treatment, and cataract surgery.

        Outside the United States, we sell our products primarily through a network of distribution partners located in markets where we see the greatest potential for iStent adoption. In late 2013, we formed a wholly-owned subsidiary in Germany that employs three direct sales representatives. In early 2015, we formed a wholly-owned subsidiary in Japan that currently employs a general manager. We intend for this subsidiary to hire direct sales representatives in the event that we receive regulatory approval to market the iStent in Japan. We continually monitor our international sales progress and will consider conversion to a direct sales approach on a country-by-country basis, depending on our assessment of market conditions, net sales and profitability trends, reimbursement coding and coverage potential, and other factors. As of December 31, 2014, we had agreements with approximately 14 distributor organizations. No single distributor accounted for more than 10% of our total net sales for the years ended December 31, 2013 or 2014 or the three months ended March 31, 2015.

        Our global sales efforts and promotional activities are currently aimed at ophthalmic surgeons and other eye care professionals. Our primary customers include ophthalmic surgeons, hospitals and ambulatory surgery centers, or ASCs. We require physicians to complete a mandatory training program before commencing iStent procedures. To facilitate this, we have developed a multi-faceted education program that includes interactive webinars, wet-lab training, in-office didactic sessions, observation of surgical cases and off-site information seminars. We also offer physician-to-physician training that involves pre-operative diagnostics, procedure assistance and post-operative consultations. We believe our education and training programs enable ophthalmic surgeons and other eye care professionals to improve patient outcomes and satisfaction with the iStent and procedure.

        We support our sales organization with marketing programs and initiatives designed to build awareness and appreciation for our iStent technologies. These include advertisements and editorial coverage in professional publications, exhibits at major ophthalmic congresses and meetings, MIGS and iStent user meetings, and targeted direct-to-consumer marketing efforts.

Reimbursement

United States Reimbursement

Reimbursement for iStent Procedure

        There are three key aspects of reimbursement in the United States:

  •
  Coding refers to distinct numeric and alphanumeric billing codes that are used by healthcare providers to report the provision of medical procedures and the use of supplies for specific patients to payors. There are different categories of codes (Category I, II and III) based on the procedure or supply.

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  Coverage refers to decisions made by individual payors as to whether or not to pay for a specific procedure and related supplies and if so, under what conditions (i.e., for which specific diagnoses and clinical indications). Payors typically base coverage decisions on reviews of the published medical literature.

  •
  Payment refers to the amount paid to providers for specific procedures and supplies. Payment is generally determined for the specific billing code and, in addition, there may be separate numeric codes, under which the billing code is classified, to establish a payment amount.

        In 2008, in consultation with and with the approval of the American Academy of Ophthalmology, we applied for and received a temporary Category III CPT code to describe insertion of devices such as the iStent using MIGS procedures.

        Category III codes expire five years after the date they become effective. Prior to expiration, there are two options: submit an application to convert to a Category I code; or submit an application for a five year extension of Category III status. CPT code 0191T, which describes the insertion of the iStent and iStent Inject devices, first became effective in 2008. Prior to expiration, an application for a five year extension was approved in 2012. We will need to submit an application to convert CPT code 0191T to a Category I code prior to the end of 2017 in order for the new code to be effective by the end of 2018. We also successfully applied for, and the American Medical Association created, a new CPT code 0253T, which describes the insertion of the iStent Supra device, in 2011. An application for a five year extension was approved at the same time as the application for the extension of CPT code 0191T. We will need to either submit an application for a Category I code or apply for another five-year extension prior to the end of 2017.

        The iStent is approved by the FDA for reduction of intraocular pressure in adult patients with mild-to-moderate open-angle glaucoma undergoing cataract surgery who are currently treated with prescription eye drops. Based on data recently released by the Centers for Medicare & Medicaid Services regarding total cataract surgery volume in the Medicare Fee for Service program and data published by Market Scope, we estimate that Medicare pays for 70% of all cataract surgeries performed in the United States. Due primarily to strong published clinical data, including the FDA pivotal trial, all MACs had begun covering the iStent procedure by February 2013, approximately seven months after FDA approval.

        We estimate that 20% of patients who meet the FDA indication for iStent insertion are covered by private health insurance companies, and we have secured positive coverage policies for iStent insertion with many of these private payors. As of March 31, 2015, we had secured reimbursement for the iStent insertion for approximately 76% of individuals covered by private insurance. These include United HealthCare, CIGNA, Aetna and all Blue Cross and Blue Shield, or BCBS, plans except Wellpoint (Anthem BCBS) and two small plans. The positive coverage by most of the BCBS plans is a result of medical policy issued by the BCBS Association (national) in October 2013 stating that iStent insertion is considered medically necessary for mild-to-moderate open-angle glaucoma patients undergoing cataract surgery. While BCBS plans, which are independent licensees, are not required to follow BCBS national guidelines, the majority of the plans do so. We continue to work with private insurance providers in an effort to broaden coverage for the iStent procedure.

        iStent insertion in the United States is almost always performed in an outpatient setting and virtually all U.S. iStent sales are to ASCs and hospital outpatient departments, or HOPDs. At the average facility, 70% of claims reporting iStent insertion with cataract surgery will be processed and paid for by Medicare. National payment rates by Medicare to ASCs and HOPDs are determined each year through a complex formula, which takes into account reported costs for each claim submitted.

        When two procedures are performed on the same patient on the same day (e.g., iStent insertion and cataract surgery), Medicare reduces the payment of the lower-paying procedure by 50%. The facility payment for cataract surgery is generally lower than the payment for iStent insertion. Therefore, when these two procedures are performed together, the payment for cataract surgery is reduced by 50%. We believe that the incremental payment the facility receives for performing iStent insertion in conjunction with cataract surgery over and above what the facility would receive for performing cataract surgery alone covers the cost of the iStent device and the profit for the facility. The incremental facility payment has remained relatively stable over the past few years, however there is no assurance that this payment will remain stable in the future. If the incremental facility payment were to decrease such that it did not cover the cost of the iStent device, it could reduce the profit margin of the hospital or surgery center where the cataract surgery is performed, make it difficult for existing customers to continue using, or new customers to adopt, our products and create additional pricing pressure for us.

        Physicians are paid separately from the facility for surgical procedures. Unlike the facility payment, for the CPT code that describes iStent insertion, there is no published Medicare payment schedule at the national level, and the physician payment rate is left to the discretion of the individual Medicare contractor. In order to adopt a new procedure, one of the factors that the surgeon evaluates is whether or not payment for the procedure adequately covers the surgeon's time. As with the facility payment, the incremental payment the physician receives for inserting the iStent device in conjunction with cataract surgery over and above what he or she would receive for performing cataract surgery alone plays a role in a surgeon's decision to adopt the technology. Based on surgeon feedback, we have determined the current incremental payment for iStent insertion when performed in conjunction with cataract surgery is acceptable in all local jurisdictions. We estimate that the national average incremental payment is approximately $500.

        Unlike Medicare, commercial payors do not publish fee schedules. In general, based on selected feedback from facilities and surgeons, payments for iStent insertion from the commercial payors who cover the procedure generally run somewhat higher than the comparable local Medicare payment.

Reimbursement for Future Products

        We have also filed and received approval of applications for CPT codes that describe our pipeline iStent devices. Our application for a CPT code to describe insertion of the iStent Supra was approved by the American Medical Association, or AMA, in 2011 resulting in the creation of Category III CPT code 0253T. Our application for a CPT code to describe the insertion of additional trabecular meshwork stents (as with the iStent Inject procedure) was approved by the AMA in early 2014 resulting in the creation of Category III CPT code 0376T. While this code was available beginning on January 1, 2015 for the reporting of procedures in which more than one iStent is inserted in the same eye, it currently does not result in any incremental facility or professional fee payment from Medicare. In addition, it is unclear whether any other third-party payor will cover the insertion of a second stent or that payment for a second stent will be adequate.

Reimbursement Outside the United States

Reimbursement in Europe

        In most of the developed European countries, healthcare is funded by the central government. In general, obtaining broad-based reimbursement and adequate payment for new technologies is more difficult in these markets than in the United States. As with the United States, high-quality published clinical data (i.e., randomized, controlled trials) is required to obtain coverage. However, most of the developed European countries require new medical technologies to not only be safe and effective, but also to be able to demonstrate clinical benefits that outweigh the costs when compared to the standard of care. Conversely, while some U.S. private insurers take cost into consideration, Medicare by law does not consider cost in its coverage decisions.

        Our primary focus has been on the U.S. market and we are in the early stages of commercialization in Europe. With regard to reimbursement in the larger developed countries, we have made the most progress in Germany. Prior to 2013, surgeons in Germany who implanted the iStent used a code for a general glaucoma operation. This code was only payable in the hospital inpatient setting and, although the payment was sufficient to cover the cost of the iStent and payment to the surgeon, the requirement of an overnight stay in the hospital was a significant barrier to adoption. Effective January 1, 2013, there is a specific code (5-133.9) describing implantation of a trabecular stent

(e.g., the iStent and iStent Inject). This code was added to the Einheitlicher Bewertungsmaßstab (EBM) or Unified Rating Scale of procedures that are payable in the outpatient setting. The 5-133.9 code can be reported in conjunction with cataract surgery or as a stand-alone procedure. In addition, the payment to the surgeon for 5-133.9 is considered adequate to cover the surgeon's costs (i.e., time) for inserting the iStent. Also, under the EBM, the cost of the implant can be passed through to the payor.

        Although under German law healthcare is a universal right, and approximately 90% of the population is covered under the Statutory Health Insurance, or SHI or public plan, coverage decisions and payment are decentralized. Physicians who treat SHI patients must belong to a Kassenärztliche Vereinigung, or KV or Physician's Association. There are 17 KVs in Germany, and the KVs are responsible for negotiating the budget with the State Sickness Fund for physician and facility payments for outpatient procedures in their region. Generally, procedures that are added to the EBM are covered and paid for by the KVs; however, this is not automatic and the process of achieving routine payment for a new procedure listed on the EBM can take several months. With several KVs, an application must be made to the KV by a surgeon in that area who wishes to perform the procedure. In some cases, the addition of a new outpatient procedure can create budget issues and there can be a delay while the KV negotiates additional funds with the State Sickness Fund to cover payment for the new procedure.

        Surgeons in each of the states continue to work to gain KV approval so that claims are processed smoothly. While the majority of claims submitted to KVs thus far in 2014 have been processed and paid, some have been denied. We are working with reimbursement consultants in Germany who have a successful track record of securing adequate payment for new medical technologies. In light of the strong favorable clinical data for iStent, we anticipate that reimbursement will continue to improve in Germany.

        Under German law, if a person has an income above a certain level, that person can opt out of the SHI and obtain private insurance. Approximately 10% of Germans have opted out and are covered by private insurance companies. Each of these private insurance companies makes its own decisions on individual claims. In general, the private insurance companies cover and pay for outpatient procedures listed on the EBM and that has been our experience to date with iStent insertion.

        We have also made significant progress in reimbursement in Switzerland where the procedure that describes iStent insertion is on the list of approved outpatient procedures. This also means that the costs of any implants or supplies used during these procedures can be passed through for payment. Like Germany, coverage and payment decisions are decentralized, with 26 cantons and numerous private insurers determining coverage. To date, the vast majority of claims for iStent procedures have been processed and paid with no issues.

        In France, our application for a code to describe iStent insertion and our application to add the iStent to the list of devices approved for pass through payment were denied in 2013. Following the publication of data on iStent Inject, we submitted new applications for both devices in 2014. Although we believe the possibility of obtaining approval is improved with these applications, there can be no assurance that they will be approved. Unless there is a code and listing on the pass through list, the only opportunity for payment for the iStent in France would result from successful negotiations at the individual hospital level.

        In the United Kingdom, Spain and Italy, there are no codes that specifically describe the insertion of a trabecular stent and we do not anticipate this changing in the near future. In addition, there is no mechanism to provide incremental payment for the iStent when insertion is in conjunction with cataract surgery. Our success to date relies on our distributors in these countries negotiating with individual hospitals to cover the cost of inserting the iStent.

Reimbursement in Other Regions

        We currently market the iStent in Australia and New Zealand. In Australia, we have been successful at including the iStent on the pass through list so that the cost of the device is paid separately. We continue to work with private insurers in Australia but have yet to achieve coverage. In New Zealand, the vast majority of the population is covered under a publicly-funded, universal-coverage health system, with services provided by public, private and non-governmental sectors. Like Australia, we have yet to achieve significant success with any of the public and major private payors.

        Although we are not yet commercial in Japan, we believe that the current reimbursement structure that would apply to iStent insertion in conjunction with cataract surgery may support adequate reimbursement to both the facility and physician.

Competition

        We are positioning our products and MIGS procedures for use instead of, or in combination with, prescription eye drop therapies that currently dominate the glaucoma treatment marketplace. To a lesser extent, we also compete with manufacturers of medical devices used in other surgical therapy procedures for treating glaucoma, including laser as well as more complex and invasive surgeries.

        Many of our current competitors are large public companies or divisions of publicly-traded companies and have several competitive advantages, including:

  •
  greater financial and human resources for product development, sales and marketing and patent litigation;

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  significantly greater name recognition;

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  longer operating histories;

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  established relationships with healthcare professionals, customers and third-party payors;

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  additional lines of products, and the ability to offer rebates or bundle products to offer higher discounts or incentives;

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  more established sales and marketing programs and distribution networks; and

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  greater experience in conducting research and development, manufacturing, clinical trials, preparing regulatory submissions and obtaining regulatory clearance or approval for products and marketing approved products.

        Companies with competing products include Alcon, Inc., Abbott Medical Optics Inc., STAAR Surgical Company, Lumenis Ltd., NeoMedix,Inc. and Ellex Medical Lasers Limited. Alcon, Inc. and Abbott Medical Optics Inc. are the leading manufacturers of aqueous shunts, and Alcon, Inc. also markets the EX-PRESS Glaucoma Filtration Device. Lumenis Ltd. is a leading manufacturer of SLT equipment. Neomedix, Inc. markets an electrosurgical device and Ellex Medical Lasers Limited markets a canaloplasty device that some physicians employ to lower intraocular pressure in glaucoma.

        In addition to these current competitors, we may also in the future compete with manufacturers of alternative technologies to treat glaucoma. We are aware of several companies, including Transcend Medical, Inc., AqueSys, Inc., InnFocus Inc. and Ivantis Inc. that are conducting IDE-approved clinical trials of MIGS devices. These products or other products that may be developed could demonstrate better safety or effectiveness, clinical results, ease of use or lower costs than our iStent or other products under development. If approved for marketing, these devices may compete directly with the iStent and our products under development. If any of these alternative technologies gain market acceptance, this may reduce demand for our primary product, the iStent, as well as for our products in development.

        In addition to competing for market share for our products, we also compete against these companies for personnel, including qualified sales representatives that are necessary to grow our business, as well as scientific and clinical personnel from universities and research institutions that are important to our research and development efforts.

        We believe the principal competitive factors in our market include:

  •
  improved outcomes for glaucoma;

  •
  acceptance by ophthalmic surgeons;

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  ease of use and reliability;

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  product price and availability of reimbursement;

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  technical leadership;

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  effective marketing and distribution; and

  •
  speed to market.

Facilities, Manufacturing and Distribution

        We occupy approximately 20,800 square feet at our corporate headquarters located in Laguna Hills, California under a lease that expires on March 31, 2016 and that contains an option to extend to March 31, 2018 at prevailing market rates. All of our headquarters-based employees, including our manufacturing and distribution employees, work at this facility. While this facility is sufficient for our current needs, we will require additional space as our business expands. Accordingly, we recently entered into a sublease for an approximately 37,700 square foot facility located in San Clemente, California effective September 1, 2015, as well as a five-year lease for these premises that takes effect January 1, 2017 upon expiration of the sublease. We plan for this facility to serve as our headquarters beginning sometime in 2016. Our international subsidiaries also lease facilities in Germany and Japan.

        We manufacture, inspect, package and ship finished products from our Laguna Hills facility. We source components used in our proprietary manufacturing process from outside vendors and we assemble them to produce iStent devices and disposable insertion instruments. These components include both off-the-shelf materials and custom made parts. The iStent device and some insertion instrument components are supplied by single vendors. While we believe that there are at least several other vendors that could make any one of these items, we maintain a minimum inventory of three to six months' supply to help mitigate any supply interruptions. We source the heparin used in our iStent heparin coating from one supplier. We maintain a stock of several years' worth of heparin material and have FDA approval to retest and extend the shelf life of the material indefinitely for U.S. product.

        We have received International Standards Organization, or ISO, 13485 certification, which includes design control requirements. Our manufacturing processes have been validated as required by the FDA and other regulatory bodies. As a medical device manufacturer, our manufacturing facility and the facilities of our critical suppliers are subject to periodic inspection by the FDA and other regulatory agencies. To date, FDA and CE manufacturing audits conducted at our facilities have noted no significant deficiencies or findings requiring remediation.

        We have significantly increased manufacturing output since the commercial launch of the iStent in 2012. We believe we are well-positioned to continue advancing our manufacturing technology, capacity and efficiency going forward.

Intellectual Property

        We believe that the strength of our competitive position will depend substantially upon our ability to obtain and enforce intellectual property rights protecting our technology. We file for patents for new patentable technologies relevant to our business and utilize other forms of intellectual property protection to strategically protect our intellectual property. We believe that our intellectual property portfolio can be leveraged into new products and potential additional indications for our technology. In addition, we may also review and attempt to acquire rights in third-party patents and applications that are strategically valuable to us.

Patents

        As of April 3, 2015, we owned or exclusively licensed in certain fields of use 114 issued patents, of which we owned 51 that were issued in the United States and 51 that were issued outside of the United States, and 66 pending patent applications, of which we owned 20 that were filed in the United States and 19 that were filed outside of the United States. We also granted to DOSE Medical certain exclusive rights and licenses outside our licensed fields of use under certain of our owned patents and patent applications. Our issued patents that protect our commercial products and current product pipeline will expire between 2020 and 2029. While we have pursued and continue to pursue patent protection for our technologies, we may, from time to time, abandon certain patents and patent applications for business reasons.

        Our U.S. patents include a variety of claims related to devices and methods for treating glaucoma with ab-interno surgical procedures, which are procedures initiated from within the anterior chamber of the eye and accessed through an opening in the clear corneal tissue. Our pending U.S. patent applications, if issued with their present claims, relate to the same field and potentially other fields of use.

        Since March 2013, we have been engaged in a dispute with Transcend Medical, Inc., or Transcend, as to whether or not Transcend's CyPass Micro-Stent infringes our patents. Transcend is seeking a declaration that four of our patents are invalid or are not infringed by the CyPass product, and we have denied Transcend's allegations and counterclaimed that Transcend's CyPass product infringes our patents. Transcend has raised inequitable conduct as a defense in connection with three of the patents that are the subject of the dispute. We have denied this allegation and are vigorously contesting Transcend's claim, are actively defending the validity of our patents, and are pursuing our claims of patent infringement. Presently, the court has scheduled a jury trial for November 2015. There is no guarantee that we will prevail in this litigation or receive any damages or other relief if we do prevail. Additionally, in the event of an adverse judgment, the court could hold that some or all of our asserted patents are not infringed, or are invalid or unenforceable, and could award attorneys' fees to Transcend. If Transcend were to prevail on its general theories of alleged inequitable conduct, some of our patents on other iStent products, which Transcend is not challenging in its suit, but which Transcend has identified in its pleadings in this suit to support its allegations of inequitable conduct, could later be subject to similar claims from other third parties, which could potentially weaken the general scope of protection these patents afford our products. For additional information regarding the dispute with Transcend, see "—Legal Proceedings."

        The ophthalmology industry in which we operate has been subject to a large number of patent filings and patent infringement litigation. Whether we infringe any patent claim will not be known with certainty unless and until a court interprets the patent claim in the context of litigation. If an infringement allegation is made against us, we may seek to invalidate the asserted patent claim and may allege non-infringement of the asserted patent claim. In order for us to invalidate a U.S. patent claim, we would need to rebut the presumption of validity afforded to issued patents in the United States with clear and convincing evidence of invalidity, which is a high burden of proof.

Trademarks

        Glaukos, our logo, iStent, iStent Supra, iStent Inject and iPrism are registered trademarks of our company in the United States. Glaukos, iStent, iStent Inject and iStent Supra are registered trademarks of our company in the European Union. We have registered trademarks for Glaukos in Canada, Japan and Mexico. We have registered trademarks for iStent in Australia, Canada, Japan and Switzerland. We have pending trademark applications for iStent in Mexico, Argentina, Columbia, Chile and Brazil. We have a pending trademark application for iDose TR in the United States. We have a pending trademark application for iDose in the United States, Japan, the European Union, Canada and Australia. We also use MIGS as an unregistered trademarks.

Trade Secrets

        We may rely, in some circumstances, on trade secrets to protect our technology. However, trade secrets can be difficult to protect. We seek to protect our proprietary technology and manufacturing process in part by confidentiality and invention assignment agreements with employees, under which they are bound to assign to us inventions made during the term of their employment unless excluded pursuant to California Labor Code Section 2870. These agreements further prohibit our employees from using, disclosing, or bringing onto the premises any proprietary information belonging to a third party. In addition, most of our consultants, scientific advisors and contractors are required to sign agreements under which they must assign to us any inventions that relate to our business. These agreements also prohibit these third parties from incorporating into any inventions the proprietary rights of third parties without informing us. It is our policy to require all employees to document potential inventions and other intellectual property in laboratory notebooks and to disclose inventions to patent counsel using invention disclosure forms.

        We also rely on confidentiality restrictions and trade secret protection to protect our technology. We generally require our consultants and other parties who may be exposed to our proprietary technology to sign non-disclosure agreements that prohibit such parties from disclosing or using our proprietary information except as may be authorized by us.

        We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations and systems, agreements or security measures may be breached and we may not have adequate remedies for any breach. In additions, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our consultants, contractors or collaborators use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

Intellectual Property Agreements

        In January 2007, we entered into an agreement with GMP Vision Solutions, Inc., or GMP, to acquire certain in-process research and development. In connection with the agreement, we agreed to make periodic royalty payments based on revenues received for royalty-bearing products and periodic royalty payments at a higher rate for all amounts received in connection with the grant of licenses or sublicenses of the related intellectual property. In December 2012, we entered into an agreement with GMP pursuant to which we paid GMP $1.0 million for a 90-day option to buy out all remaining royalties payable to GMP. In April 2013, the option expired unexercised and as provided in the agreement, the $1.0 million payment satisfied the obligation to pay the first $1.0 million in royalties earned beginning on January 1, 2013.

        In November 2013, we entered into an agreement with GMP pursuant to which we bought out all remaining royalties payable to GMP in exchange for the issuance of $17.5 million in promissory notes payable to GMP and a party related to GMP. For additional information relating to the terms of these notes, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness."

        In December 2014, we entered into an agreement with The Regents of The University of California, or the University, to quiet title to our entire ownership of certain patents and patent applications, or the Patent Rights, to which Dr. Hill contributed while he was both a consultant for us and a faculty member at the University. In connection with the agreement, we agreed to pay to the University $2.7 million in 2015 and to make periodic payments to the University equal to a low single-digit percentage of worldwide net sales, beginning in 2015, of certain current and future products, including our iStent products, with a required minimum annual payment of $500,000 during the term of the agreement. The University has a security interest in all tangible assets owned by us. Our agreement with the University will expire upon the expiration of the last to expire of the Patent Rights, which is currently expected to be in 2022.

Government Regulation

        Our products and operations are subject to extensive and rigorous regulation by the FDA and other federal, state and local authorities, as well as foreign regulatory authorities. The FDA regulates, among other things, the research, development, testing, manufacturing, approval, labeling, storage, recordkeeping, advertising, promotion and marketing, distribution, post approval monitoring and reporting and import and export of medical devices (such as iStent), as well as combination drug/device products (such as iDose) in the United States to assure the safety and effectiveness of medical products for their intended use. The Federal Trade Commission also regulates the advertising of our products. Further, we are subject to laws directed at preventing fraud and abuse, which subject our sales and marketing, training and other practices to government scrutiny.

U.S. Government Regulation—Medical Devices

        Unless an exemption applies, each new or significantly modified medical device we seek to commercially distribute in the United States will require either a premarket notification to the FDA requesting permission for commercial distribution under Section 510(k) of the Federal Food, Drug and Cosmetic Act, or FDCA, also referred to as a 510(k) clearance, or approval from the FDA of a PMA application. Both the 510(k) clearance and PMA processes can be expensive, and lengthy, and require payment of significant user fees, unless an exemption is available.

Device Classification

        Under the FDCA, medical devices are classified into one of three classes—Class I, Class II or Class III—depending on the degree of risk associated with each medical device and the extent of control needed to provide reasonable assurances with respect to safety and effectiveness.

        Class I devices are those for which safety and effectiveness can be reasonably assured by adherence to a set of regulations, referred to as General Controls, which require compliance with the applicable portions of the FDA's Quality System Regulation, or QSR, facility registration and product listing, reporting of adverse events and malfunctions, and appropriate, truthful and non-misleading labeling and promotional materials. Some Class I devices, also called Class I reserved devices, also require premarket clearance by the FDA through the 510(k) premarket notification process described below. Most Class I products are exempt from the premarket notification requirements.

        Class II devices are those that are subject to the General Controls, as well as Special Controls, which can include performance standards, guidelines and postmarket surveillance. Most Class II devices are subject to premarket review and clearance by the FDA. Premarket review and clearance by the FDA for Class II devices is accomplished through the 510(k) premarket notification process. Under the 510(k) process, the manufacturer must submit to the FDA a premarket notification, demonstrating that the device is "substantially equivalent," as defined in the statute, to either:

  •
  a device that was legally marketed prior to May 28, 1976, the date upon which the Medical Device Amendments of 1976 were enacted, or

  •
  another commercially available, similar device that was cleared through the 510(k) process.

        To be "substantially equivalent," the proposed device must have the same intended use as the predicate device, and either have the same technological characteristics as the predicate device or have different technological characteristics and not raise different questions of safety or effectiveness than the predicate device. Clinical data is sometimes required to support substantial equivalence.

        After a 510(k) notice is submitted, the FDA determines whether to accept it for substantive review. If it lacks necessary information for substantive review, the FDA will refuse to accept the 510(k) notification. If it is accepted for filing, the FDA begins a substantive review. By statute, the FDA is required to complete its review of a 510(k) notification within 90 days of receiving the 510(k) notification. As a practical matter, clearance often takes longer, and clearance is never assured. Although many 510(k) premarket notifications are cleared without clinical data, the FDA may require further information, including clinical data, to make a determination regarding substantial equivalence, which may significantly prolong the review process. If the FDA agrees that the device is substantially equivalent, it will grant clearance to commercially market the device.

        After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a new or major change in its intended use, will require a new 510(k) clearance or, depending on the modification, could require a PMA application. The FDA requires each manufacturer to make this determination initially, but the FDA can review any such decision and can disagree with a manufacturer's determination. If the FDA disagrees with a manufacturer's determination regarding whether a new premarket submission is required for the modification of an existing device, the FDA can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or approval of a PMA application is obtained. If the FDA requires us to seek 510(k) clearance or approval of a PMA application for any modifications to a previously cleared product, we may be required to cease marketing or recall the modified device until we obtain this clearance or approval. In addition, in these circumstances, we may be subject to significant regulatory fines or penalties for failure to submit the requisite PMA application(s). In addition, the FDA is currently evaluating the 510(k) process and may make substantial changes to industry requirements.

        If the FDA determines that the device is not "substantially equivalent" to a predicate device, or if the device is automatically classified into Class III, the device sponsor must then fulfill the much more rigorous premarketing requirements of the PMA approval process, or seek reclassification of the device through the de novo process. Pursuant to amendments to the statute in 2012, a manufacturer can also submit a petition for direct de novo review if the manufacturer is unable to identify an appropriate predicate device and the new device or new use of the device presents a moderate or low risk.

        Class III devices include devices deemed by the FDA to pose the greatest risk such as life-supporting or life-sustaining devices, or implantable devices, in addition to those deemed not substantially equivalent following the 510(k) process. The safety and effectiveness of Class III devices cannot be reasonably assured solely by the General Controls and Special Controls described above. Therefore, these devices are subject to the PMA application process, which is generally more costly and time consuming than the 510(k) process. Through the PMA application process, the applicant must submit data and information demonstrating reasonable assurance of the safety and effectiveness of the device for its intended use to the FDA's satisfaction. Accordingly, a PMA application typically includes, but is not limited to, extensive technical information regarding device design and development, pre-clinical and clinical trial data, manufacturing information, labeling and financial disclosure information for the clinical investigators in device studies. The PMA application must provide valid scientific evidence that demonstrates to the FDA's satisfaction reasonable assurance of the safety and effectiveness of the device for its intended use.

The Investigational Device Process

        In the United States, absent certain limited exceptions, human clinical trials intended to support medical device clearance or approval require an IDE application. Some types of studies deemed to present "non-significant risk" are deemed to have an approved IDE once certain requirements are addressed and IRB approval is obtained. If the device presents a "significant risk" to human health, as defined by the FDA, the sponsor must submit an IDE application to the FDA and obtain IDE approval prior to commencing the human clinical trials. The IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE application must be approved in advance by the FDA for a specified number of subjects. Generally, clinical trials for a significant risk device may begin once the IDE application is approved by the FDA and the study protocol and informed consent are approved by appropriate institutional review boards at the clinical trial sites. There can be no assurance that submission of an IDE will result in the ability to commence clinical trials, and although the FDA's approval of an IDE allows clinical testing to go forward for a specified number of subjects, it does not bind the FDA to accept the results of the trial as sufficient to prove the product's safety and efficacy, even if the trial meets its intended success criteria.

        All clinical trials must be conducted in accordance with the FDA's IDE regulations that govern investigational device labeling, prohibit promotion and specify an array of recordkeeping, reporting and monitoring responsibilities of study sponsors and study investigators. Clinical trials must further comply with the FDA's regulations for institutional review board approval and for informed consent and other human subject protections. Required records and reports are subject to inspection by the FDA. The results of clinical testing may be unfavorable, or, even if the intended safety and efficacy success criteria are achieved, may not be considered sufficient for the FDA to grant marketing approval or clearance of a product. The commencement or completion of any clinical trial may be delayed or halted, or be inadequate to support approval of a PMA application, for numerous reasons, including, but not limited to, the following:

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  the FDA or other regulatory authorities do not approve a clinical trial protocol or a clinical trial, or place a clinical trial on hold;

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  patients do not enroll in clinical trials at the rate expected;

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  patients do not comply with trial protocols;

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  patient follow-up is not at the rate expected;

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  patients experience adverse events;

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  patients die during a clinical trial, even though their death may not be related to the products that are part of our trial;

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  device malfunctions occur with unexpected frequency or potential adverse consequences;

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  institutional review boards and third-party clinical investigators may delay or reject the trial protocol;

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  third-party clinical investigators decline to participate in a trial or do not perform a trial on the anticipated schedule or consistent with the clinical trial protocol, good clinical practices or other FDA requirements;

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  we or third-party organizations do not perform data collection, monitoring and analysis in a timely or accurate manner or consistent with the clinical trial protocol or investigational or statistical plans;

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  third-party clinical investigators have significant financial interests related to us or our study such that the FDA deems the study results unreliable, or the company or investigators fail to disclose such interests;

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  regulatory inspections of our clinical trials or manufacturing facilities, which may, among other things, require us to undertake corrective action or suspend or terminate our clinical trials;

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  changes in government regulations or administrative actions;

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  the interim or final results of the clinical trial are inconclusive or unfavorable as to safety or efficacy; or

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  the FDA concludes that our trial design is inadequate to demonstrate safety and efficacy.

The PMA Approval Process

        Following receipt of a PMA application, the FDA conducts an administrative review to determine whether the application is sufficiently complete to permit a substantive review. If it is not, the agency will refuse to file the PMA. If it is, the FDA will accept the application for filing and begin the review. The FDA, by statute and by regulation, has 180 days to review a filed PMA application, although the review of an application more often occurs over a significantly longer period of time. During this review period, the FDA may request additional information or clarification of information already provided, and the FDA may issue a major deficiency letter to the applicant, requesting the applicant's response to deficiencies communicated by the FDA. The FDA considers a PMA or PMA supplement to have been voluntarily withdrawn if an applicant fails to respond to an FDA request for information (e.g., major deficiency letter) within a total of 360 days. Before approving or denying a PMA, an FDA advisory committee may review the PMA at a public meeting and provide the FDA with the committee's recommendation on whether the FDA should approve the submission, approve it with specific conditions, or not approve it. Prior to approval of a PMA, the FDA may conduct a bioresearch monitoring inspection of the clinical trial data and clinical trial sites, and a QSR inspection of the manufacturing facility and processes. Overall, the FDA review of a PMA application generally takes between one and three years, but may take significantly longer. The FDA can delay, limit or deny approval of a PMA application for many reasons, including:

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  the device may not be shown safe or effective to the FDA's satisfaction;

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  the data from pre-clinical studies and clinical trials may be insufficient to support approval;

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  the manufacturing process or facilities may not meet applicable requirements; and

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  changes in FDA approval policies or adoption of new regulations may require additional data.

        If the FDA evaluation of a PMA is favorable, the FDA will issue either an approval letter, or an approvable letter, which usually contains a number of conditions that must be met in order to secure final approval of the PMA. When and if those conditions have been fulfilled to the satisfaction of the FDA, the agency will issue a PMA approval letter authorizing commercial marketing of the device, subject to the conditions of approval and the limitations established in the approval letter. If the FDA's evaluation of a PMA application or manufacturing facilities is not favorable, the FDA will deny approval of the PMA or issue a not approvable letter. The FDA also may determine that additional tests or clinical trials are necessary, in which case the PMA approval may be delayed for several months or years while the trials are conducted and data is submitted in an amendment to the PMA, or the PMA is withdrawn and resubmitted when the data are available. The PMA process can be expensive, uncertain and lengthy and a number of devices for which FDA approval has been sought by other companies have never been approved by the FDA for marketing.

        New PMA applications or PMA supplements may be required for modification to the manufacturing process, labeling, device specifications, materials or design of a device that has been approved through the PMA process. PMA supplements often require submission of the same type of information as an initial PMA application, except that the supplement is limited to information needed to support any changes from the device covered by the approved PMA application and may or may not require as extensive technical or clinical data or the convening of an advisory panel, depending on the nature of the proposed change.

        In approving a PMA application, the FDA may also require some form of postmarket studies or postmarket surveillance, whereby the applicant follows certain patient groups for a number of years and makes periodic reports to the FDA on the clinical status of those patients when necessary to protect the public health or to provide additional safety and effectiveness data for the device. FDA may also require postmarket surveillance for certain devices cleared under a 510(k) notification, such as implants or life-supporting or life-sustaining devices used outside a device user facility. The FDA may also approve a PMA application with other post-approval conditions intended to ensure the safety and effectiveness of the device, such as, among other things, restrictions on labeling, promotion, sale, distribution and use.

        Because of the indication we chose to pursue for the iStent in the United States, the FDA required that we undergo the more rigorous PMA process. The majority of the devices currently marketed in the United States for the treatment of glaucoma have been cleared via the 510(k) process. The FDA considered the iStent to be a "first in class" device that was not substantially equivalent to any currently marketed device.

        The FDA approved the iStent PMA on June 25, 2012, for the indication for use in combination with cataract surgery for the reduction of intraocular pressure in adult patients with mild-to-moderate open-angle glaucoma currently treated with prescription eye drops. The FDA imposed conditions of approval, including three postmarket studies, and a requirement that we implement a three-part training program for physicians who will use the iStent device.

        We are required to file new PMA applications or PMA supplement applications for significant modifications to the manufacturing process, labeling and design of a device for which we have received approval through the PMA approval process.

Post-Approval Requirements

        After the FDA permits a device to enter commercial distribution, numerous regulatory requirements apply. These include, but are not limited to:

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  the registration and listing regulation, which requires manufacturers to register all manufacturing facilities and list all medical devices placed into commercial distribution;

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  the QSR, which requires manufacturers, including third-party manufacturers, to follow elaborate design, testing, production, control, supplier/contractor selection, complaint handling, documentation and other quality assurance procedures during the manufacturing process;

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  labeling regulations and unique device identification requirements;

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  advertising and promotion requirements;

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  restrictions on sale, distribution or use of a device;

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  PMA annual reporting requirements;

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  the FDA's general prohibition against promoting products for unapproved or "off-label" uses;

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  the Medical Device Reporting, or MDR, regulation, which requires that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to reoccur;

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  medical device correction and removal reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health;

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  recall requirements, including a mandatory recall if there is a reasonable probability that the device would cause serious adverse health consequences or death;

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  an order of repair, replacement or refund;

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  device tracking requirements; and

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  postapproval study and postmarket surveillance requirements.

        Our facilities, records and manufacturing processes are subject to periodic unscheduled inspections by the FDA. Failure to comply with the applicable United States medical device regulatory requirements could result in, among other things, warning letters, untitled letters, fines, injunctions, consent decrees, civil penalties, unanticipated expenditures, repairs, replacements, refunds, recalls or seizures of products, operating restrictions, total or partial suspension of production, the FDA's refusal to issue certificates to foreign governments needed to export products for sale in other countries, the FDA's refusal to grant future premarket clearances or approvals, withdrawals or suspensions of current product clearances or approvals and criminal prosecution.

U.S. Government Regulation—Drug Delivery Implant

        In the United States, the FDA regulates drugs and combination drug/device products under the FDCA and related regulations. Drugs are also subject to other federal, state and local statutes and regulations, which along with the FDCA govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, advertising, promotion and marketing, distribution, post-approval monitoring and reporting, and import and export of pharmaceutical products. Failure to comply with the applicable U.S. regulatory requirements at any time during the drug product development process, approval process or post-approval, may subject an applicant to administrative or judicial sanctions, including refusal by the FDA to approve pending applications, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters and other types of letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement of profits, or civil or criminal investigations and penalties brought by FDA and the Department of Justice, or other governmental entities. Any agency or judicial enforcement action could have a material adverse effect on us.

        The steps required before a drug may be approved for marketing in the United States generally include:

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  completion of preclinical laboratory tests and animal tests conducted in compliance with the FDA's Good Laboratory Practices;

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  the submission to the FDA of an Investigational New Drug application, or IND, which must become effective before human clinical trials commence in the United States;

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  approval by an IRB at each clinical trial site before each trial may be initiated;

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  obtaining informed consent from the participants in a clinical trial;

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  performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the product for each intended use and conducted in accordance with Good Clinical Practices, or GCP;

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  satisfactory completion of an FDA pre-approval inspection of the facility or facilities at which the product is manufactured to assess compliance with FDA's current Good Manufacturing Practices, or cGMPs, to assure that the facilities, methods and controls are adequate to preserve the drug's identity, strength, quality and purity;

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  the submission to the FDA of an NDA;

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  satisfactory completion of a potential review by an FDA advisory committee, if applicable; and

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  FDA acceptance, review and approval of the NDA.

The Investigational New Drug Process

        An IND application is a request for authorization from the FDA to administer an investigational drug to humans. Such authorization must be obtained prior to administration to humans of any new drug or dosage form, including a new use of a previously approved drug, that is not the subject of an approved new drug application, or NDA, except under limited circumstances.

        To conduct a clinical study of an investigational new drug product, we are required to file an IND with the FDA. The IND submission must include the general investigational plan and the protocol(s) for human studies, as well as results of animal studies or other human studies, as appropriate, analytical data and any available clinical data or literature to support the use of the investigational new drug. An IND must become effective before human clinical trials may begin. An IND will automatically become effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to the proposed clinical trials as outlined in the IND. If FDA raises questions, the IND may be placed on clinical hold and the IND sponsor and the FDA must resolve any outstanding concerns or questions before clinical trials can begin. Accordingly, submission of an IND may or may not result in the FDA allowing clinical trials to begin. A separate submission to an existing IND application must also be made for each successive clinical trial conducted during product development.

        Clinical trials involve the administration of the investigational drug to patients under the supervision of qualified investigators in accordance with GCPs. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety, and the efficacy criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. Additionally, approval must also be obtained from the IRB at each clinical site before the trials may be initiated. The IRB will consider, among other things, ethical factors, the safety of human subjects and the possible liability of the institution. The IRB must also monitor the trial until completed. All participants in our clinical trials must provide their informed consent in writing. In addition, there are requirements and industry guidelines that require the posting of ongoing clinical trials on public registries, and the disclosure of designated clinical trial results.

        The clinical investigation of an investigational drug product is generally divided into three phases. Although the phases are usually conducted sequentially, they may overlap or be combined. The three phases of investigational new drug investigation are as follows:

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  Phase I.  Phase I includes the initial introduction of an investigational new drug into humans. Phase I clinical trials are typically closely monitored and may be conducted in patients with the target disease or condition or healthy volunteers. These studies are designed to evaluate the safety, dosage tolerance, metabolism and pharmacologic actions of the investigational drug product in humans, the side effects associated with increasing doses, and if possible, to gain early evidence on effectiveness. During Phase I clinical trials, sufficient information about the investigational drug's pharmacokinetics and pharmacological effects may be obtained to permit the design of well-controlled and scientifically valid Phase II clinical trials. The total number of participants included in Phase I clinical trials varies, but is generally in the range of 20 to 80.

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  Phase II.  Phase II includes the controlled clinical trials conducted to preliminarily evaluate the effectiveness of the investigational drug for a particular indication in patients with the disease or condition under study, to determine dosage tolerance and optimal dosage, and to identify possible adverse side effects and safety risks associated with the drug product. Phase II clinical trials are typically well-controlled, closely monitored, and conducted in a limited patient population, usually involving no more than several hundred participants.

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  Phase III.  Phase III clinical trials are generally controlled clinical trials conducted in an expanded patient population generally at multiple clinical trial sites. They are performed after preliminary evidence suggesting effectiveness of the drug product has been obtained, and are intended to further evaluate dosage, clinical effectiveness and safety, to establish the overall benefit-risk profile of the investigational drug product, and to provide an adequate basis for product approval and adequate information for product labeling. Phase III clinical trials usually involve several hundred to several thousand participants. In most cases, the FDA requires two adequate and well-controlled Phase III clinical trials to demonstrate the efficacy of the drug. The FDA has the legal discretion to approve a drug on the basis of a single well-controlled clinical trial. In practice, the agency often requires that such a trial meet higher standards in terms of size, robustness and statistical significance, and it may restrict approval on the basis of single trial to situations in which there is a clinically meaningful effect on mortality, irreversible morbidity or prevention of a disease with a potentially serious outcome and confirmation of the result in a second trial would be practically or ethically impossible.

        The FDA's primary objectives in reviewing an IND are to assure the safety and rights of patients and to help assure that the quality of the investigation will be adequate to permit an evaluation of the drug's effectiveness and safety. The decision to terminate development of an investigational drug product may be made by either the FDA, an IRB or ethics committee, or by the study sponsor for various reasons. Clinical trials may be overseen by an independent group of qualified experts organized by the trial sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether or not a trial may move forward at designated check points based on access that only the group maintains to available data from the study. Suspension or termination of development during any phase of clinical trials can occur if it is determined that the participants or patients are being exposed to an unacceptable risk to health. Other reasons for suspension or termination may include changes in business objectives or the economic environment.

The NDA Approval Process

        In order to obtain approval to market a drug product in the United States, a marketing application must be submitted to the FDA that includes data to establish the safety and effectiveness of the new drug product for the proposed indication. The NDA includes all relevant data available from pertinent preclinical and clinical trials, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product's chemistry, manufacturing, controls and proposed labeling, among other things. The NDA filing must also be accompanied by a substantial user fee, although there may be some instances in which the user fee is waived.

        The FDA has 60 days from its receipt of an NDA to determine whether the application will be accepted for filing based on the agency's threshold determination that it is sufficiently complete to permit substantive review. The FDA has substantial discretion in the approval process and may refuse to accept any application or decide that the data is insufficient for approval and require additional preclinical, clinical or other studies. If the FDA requests additional information rather than accept an NDA for filing, the NDA must be resubmitted with the additional information and is subject to payment of additional user fees. The resubmitted application is also subject to review before the FDA accepts it for filing.

        Once the NDA has been accepted for filing, the FDA begins an in-depth substantive review and sets a Prescription Drug User Fee Act date that informs the applicant of the specific date by which the FDA intends to complete its review. The FDA has agreed to certain performance goals in the review of NDAs through a two-tiered classification system, Standard Review and Priority Review. Priority Review designation is given to drugs that offer major advances in treatment, or provide a treatment where no adequate therapy exists. The FDA endeavors to review applications subject to Standard Review within 10 to 12 months, whereas the FDA's goal is to review Priority Review applications within six to eight months, depending on whether the drug is a new molecular entity. The review process is often extended by FDA requests for additional information or clarification. The FDA reviews NDAs to determine, among other things, whether the proposed product is safe and effective for its intended use, and whether the product is being manufactured in accordance with cGMP to assure and preserve the product's identity, strength, quality and purity. Before approving an NDA, the FDA will review the proposed product labeling and may request changes. FDA will also inspect the facilities at which the product is manufactured. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. In addition, before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP. If the FDA determines the application, manufacturing process or manufacturing facilities are not acceptable, it will communicate the deficiencies to the applicant and often will request additional testing or information. Even with the submission of additional information, the FDA ultimately may decide that the application does not satisfy the regulatory standards for approval.

        After the FDA evaluates the NDA and the manufacturing facilities, it issues either an approval letter or a complete response letter to indicate that the review cycle for an application is complete and that the application is not ready for approval. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing, or information, in order for the FDA to reconsider the application. Even with submission of this additional information, the FDA may ultimately decide that an application does not satisfy the regulatory criteria for approval. If, or when, the deficiencies have been addressed to the FDA's satisfaction in a resubmission of the NDA, the FDA will issue an approval letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications.

        The clinical testing and drug approval process requires substantial time, effort and financial resources, and each may take several years to complete. Data obtained from clinical activities are not always conclusive and may be susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. The FDA may not grant approval on a timely basis, or at all. Even if the FDA approves a product, the agency may limit the approved indications for use, impose prominent warnings, or place other conditions on approval that could restrict the commercial application of the products, such as special risk management measures through a Risk Evaluation and Mitigation Strategy. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval.

        Section 505 of the FDCA describes three types of new drug applications: (1) an application that contains full reports of investigations of safety and effectiveness (section 505(b)(1)); (2) an application that contains full reports of investigations of safety and effectiveness but where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference (section 505(b)(2)); and (3) an application that contains information to show that the proposed product is identical in active ingredient, dosage form, strength, route of administration, labeling, quality, performance characteristics, and intended use, among other things, to a previously approved product (section 505(j)).

        Our iDose implant may be eligible for the Section 505(b)(2) application pathway if and when we are prepared to submit an application for marketing to the FDA. Section 505(b)(2) expressly permits the FDA to rely, in approving a new drug application, on data not developed by the applicant. Thus, if a 505(b)(2) applicant can establish that reliance on the FDA's previous findings of safety and effectiveness is scientifically appropriate, it may eliminate the need to conduct certain preclinical or clinical studies of the new product. We are pursuing a Section 505(b)(2) NDA regulatory strategy for our iDose implant, which we expect will allow us to rely in our NDA filing on certain nonclinical and clinical safety findings made by the FDA in previous approvals. For changes to a previously approved drug product, an application may rely on the FDA's finding of safety and effectiveness of the previously approved drug, coupled with the information needed to support the change from the approved drug product. The additional information could be new studies conducted by the applicant or published data. The FDA may approve the new product candidate for all, or some, of the label indications for which the reference drug has been approved, as well as for any new indication sought by the 505(b)(2) applicant.

        The filing or approval of a Section 505(b)(2) application may be delayed due to patent or exclusivity protections covering an approved product. Section 505(b)(2) applications must include patent certifications and must provide notice of certain patent certifications to the NDA holder and patent owner. A Section 505(b)(2) application may be granted three years of market exclusivity if one or more of the clinical investigations, other than bioavailability/bioequivalence studies, was essential to approval of the application and was conducted or sponsored by the applicant.

Post-Approval Regulation

        After regulatory approval of a drug or combination drug/device product is obtained under an NDA, we are required to comply with pervasive and continuing regulation by the FDA, including, among other things, requirements relating to drug listing and registration, recordkeeping, periodic reporting, product sampling and distribution, advertising, marketing and promotion and reporting of adverse experiences with the product. For example, as a condition of approval of an NDA, the FDA may require post-marketing testing, including Phase IV clinical trials, and surveillance to further assess and monitor the product's safety and effectiveness after commercialization. In addition, the holder of an approved NDA would be required to report, among other things, certain adverse events and production problems to the FDA, and to provide updated safety and efficacy information to the FDA. Drugs may be marketed only for the approved indications and in accordance with the provisions of the approved label, and even if the FDA approves a product, it may limit the approved indications for use for the product or impose other conditions, including labeling or distribution restrictions or other risk-management mechanisms. For a combination drug/device product, such as our iDose implant, certain device reporting requirements might also apply, such as MDR requirements and reports of corrections and removal.

        Quality control and manufacturing procedures must continue to conform to cGMP after approval. In addition, medical device quality system regulations would apply to the device component of a combination drug/device product, either all the QSR regulations or particular QSR regulations supplementing the drug cGMP in accordance with FDA regulations in 21 C.F.R. Part 4. The FDA periodically inspects manufacturing facilities to assess compliance with cGMP and QSR. In addition, changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP or QSR and impose reporting and documentation requirements upon us and any third-party manufacturers that we may decide to use.

Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP, QSR, and other aspects of regulatory compliance.

        After approval, most changes to the approved product, such as adding new indications or other labeling claims, as well as some manufacturing and supplier changes, are subject to prior FDA review and approval of a new NDA or an NDA supplement. An NDA supplement for a new indication typically requires clinical data similar to that in the original application, and the FDA uses the similar procedures in reviewing NDA supplements as it does in reviewing NDAs. The manufacturer and/or sponsor under an approved NDA are also subject to annual product and establishment user fees, as well as new application fees for certain supplemental applications.

        Discovery of previously unknown problems with a product or the failure to comply with applicable requirements may result in restrictions on a product, manufacturer or holder of an approved NDA, including withdrawal or recall of the product from the market or other voluntary, FDA-initiated or judicial action that could delay or prohibit further marketing. Other potential consequences include, among other things:

  •
  fines, warning letters or holds on post-approval clinical trials;

  •
  refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of product license approvals;

  •
  product seizure or detention, or refusal to permit the import or export of products; or

  •
  injunctions or the imposition of civil or criminal penalties.

        Newly discovered or developed safety or effectiveness data may require changes to a product's approved labeling, including the addition of new warnings and contraindications, and also may require the implementation of other risk management measures. In addition, the FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

        New government requirements, including those resulting from new legislation, may be established, or the FDA's policies may change, which could delay or prevent regulatory approval of our products under development and/or could significantly impact the requirements imposed on us after approval.

Available Special Regulatory Procedures

Formal Meetings

        In the United States, there are different types of official meetings that may occur between us and the FDA. Each meeting type is subject to different procedures. Conclusions and agreements from each of these meetings are captured in the official final meeting minutes issued by the FDA.

        Advice from the FDA is typically provided based on questions concerning quality (chemistry, manufacturing and controls testing), pre-clinical testing and clinical studies, and pharmacovigilance plans and risk-management programs. Advice is not legally binding with regard to any future marketing application for the drug product.

        To obtain binding commitments from the FDA on the design and size of clinical trials intended to form the primary basis of an effectiveness claim for a new drug product, Special Protocol Assessment, or SPA, procedures are available. Where the FDA agrees to an SPA, the agreement may not be changed by either the sponsor or the FDA except if the sponsor and the FDA agree to a change, or a senior FDA official determines that a substantial scientific issue essential to determining the safety or effectiveness of the product was identified after the testing began. An SPA is not binding if new circumstances arise, and there is no guarantee that a study will ultimately be adequate to support an approval even if the study is conducted according to the terms of an SPA.

Pediatric Development

        In the United States, the FDCA provides for an additional six months of marketing exclusivity for a drug if reports are filed of investigations studying the use of the drug product in a pediatric population in response to a written request from the FDA.

        In addition, NDAs must contain data (or a proposal for post-marketing activity) to assess the safety and effectiveness of an investigational drug product for the claimed indications in all relevant pediatric populations in order to support dosing and administration for each pediatric subpopulation for which the drug is safe and effective. The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults or full or partial waivers if certain criteria are met. Discussions about pediatric development plans can be discussed with the FDA at any time, but usually occur any time between the end-of-Phase II meeting and submission of the NDA.

Priority Review or Standard Review

        Based on results of Phase III clinical trials, an NDA may receive priority or standard review from the FDA. Priority review is given where preliminary estimates indicate that a product, if approved, would provide a significant improvement in safety or effectiveness of the treatment, diagnosis or prevention of a serious condition. Effective October 1, 2012, where an application receives priority review, the target date for FDA action will be eight months from submission in the case of an application for a new chemical entity and six months from submission in the case of products that do not contain a new chemical entity. Where an application receives standard review, the target date for FDA action will be 12 months from submission in the case of an application for a new chemical entity and 10 months from submission in the case of products that do not contain a new chemical entity.

Other Healthcare Laws

        We are also subject to healthcare regulation and enforcement by the federal government and the states and foreign governments in which we conduct our business. These laws include, without limitation, state and federal anti-kickback, fraud and abuse, false claims, and physician sunshine laws and regulations.

        The federal Anti-Kickback Statute prohibits, among other things, the offer, receipt, or payment of remuneration in exchange for or to induce the referral of patients or the use of products or services that would be paid for in whole or part by Medicare, Medicaid or other federal healthcare programs. Remuneration has been broadly defined to include anything of value, including cash, improper discounts, and free or reduced price items and services. The government has enforced the Anti-Kickback Statute to reach large settlements with healthcare companies based on sham research or consulting and other financial arrangements with physicians. Further, a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act, or FCA. Many states have similar laws that apply to their state healthcare programs as well as private payors. Violations of the Anti-Kickback Statute can result in exclusion from federal healthcare programs and substantial civil and criminal penalties.

        The FCA imposes liability on persons who, among other things, present or cause to be presented false or fraudulent claims for payment by a federal healthcare program. The FCA has been used to prosecute persons submitting claims for payment that are inaccurate or fraudulent, that are for services not provided as claimed, or for services that are not medically necessary. Manufacturers can be held liable under these laws if they are deemed to "cause" the submission of false or fraudulent claims by, for example, providing inaccurate billing or coding information to customers or promoting a product off-label. Actions under the FCA may be brought by the Attorney General or as a qui tam action by a private individual in the name of the government. Violations of the FCA can result in significant monetary penalties and treble damages. The federal government is using the FCA, and the accompanying threat of significant liability, in its investigation and prosecution of device companies throughout the country, for example, in connection with the promotion of products for unapproved uses and other improper sales and marketing practices. The government has obtained multi-million and multi-billion dollar settlements under the FCA in addition to individual criminal convictions under applicable criminal statutes. In addition, companies have been forced to implement extensive corrective action plans, and have often become subject to consent decrees or corporate integrity agreements, severely restricting the manner in which they conduct their business. Given the significant size of actual and potential settlements, it is expected that the government will continue to devote substantial resources to investigating healthcare providers' and manufacturers' compliance with applicable fraud and abuse laws. If our marketing or other arrangements, including consulting arrangements with physicians, were determined to violate anti-kickback or related laws, including the FCA, then our revenues could be adversely affected, which would likely harm our business, financial condition, and results of operations.

        In addition, there has been a recent trend of increased federal and state regulation of payments made to physicians and other healthcare providers. The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, among other things, imposed new reporting requirements on certain device manufacturers for payments made by them to physicians and teaching hospitals, as well as certain ownership and investment interests held by physicians and their immediate family members. Failure to submit required information may result in civil monetary penalties of up to an aggregate of $150,000 per year (and up to an aggregate of $1 million per year for "knowing failures"), for all payments, transfers of value or ownership or investment interests that are not timely, accurately and completely reported in an annual submission. Device manufacturers were required to begin collecting data on August 1, 2013 and submit reports on aggregate payment data to the government for the first reporting period (August 1, 2013 - December 31, 2013) by March 31, 2014, and were required to report detailed payment data for the first reporting period and submit legal attestation to the accuracy of such data by June 30, 2014. Thereafter, device manufacturers must submit reports by the 90th day of each subsequent calendar year. Certain states also mandate implementation of commercial compliance programs and/or require the tracking and reporting of gifts, compensation and other remuneration to physicians.

        The shifting commercial compliance environment and the need to build and maintain robust systems to comply with different compliance and/or reporting requirements in multiple jurisdictions increase the possibility that a healthcare company may violate one or more of the requirements. If our operations are found to be in violation of any of such laws or any other governmental regulations that apply to us, we may be subject to penalties, including, without limitation, civil and criminal penalties, damages, fines, the curtailment or restructuring of our operations, exclusion from participation in federal and state healthcare programs and imprisonment, any of which could adversely affect our ability to operate our business and our financial results.

Regulation Outside the United States

        In addition to regulations in the United States, we are subject to a variety of regulations in other jurisdictions governing clinical trials and commercial sales and distribution of our products. Whether or not we obtain FDA approval for a product, we must obtain authorization before commencing clinical trials or obtain marketing authorization or approval of a product under the comparable regulatory authorities of countries outside the United States before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country.

        In the European Economic Area, or EEA, our iStent product is regulated as a medical device. Where a medical device is intended to administer a drug, the medical device will ordinarily be regulated as a medical device, while the medicinal product will be separately regulated as a medicinal product. However, when a drug-device combination product, such as iDose, is placed on the market as a single integral product that is intended exclusively for use in the given combination and that is not reusable, the entire product will be regulated as a medicinal product, although the device component will still need to comply with the so-called essential requirements applicable to medical devices.

Regulation of Medical Devices in the EEA

        There is currently no premarket government review of medical devices in the EEA unless the device also contains a medicine or a blood derivative. However, all medical devices placed on the market in the EEA must meet the relevant essential requirements laid down in Annex I to Directive 93/42/EEC concerning medical devices, or the Medical Devices Directive. The most fundamental essential requirement is that a medical device must be designed and manufactured in such a way that it will not compromise the clinical condition or safety of patients, or the safety and health of users and others. In addition, the device must achieve the performances intended by the manufacturer and be designed, manufactured and packaged in a suitable manner. The European Commission has adopted various standards applicable to medical devices. These include standards governing common requirements, such as sterilization and safety of medical electrical equipment, and product standards for certain types of medical devices. There are also harmonized standards relating to design and manufacture. While not mandatory, compliance with these standards is viewed as the easiest way to satisfy the essential requirements as a practical matter. Compliance with a standard developed to implement an essential requirement also creates a rebuttable presumption that the device satisfies that essential requirement.

        To demonstrate compliance with the essential requirements laid down in Annex I to the Medical Devices Directive, medical device manufacturers must undergo a conformity assessment procedure, which varies according to the type of medical device and its classification. Manufacturers usually have some flexibility to select conformity assessment procedures for a particular class of device and to reflect their circumstances, such as the likelihood that the manufacturer will make frequent modifications to its products. Conformity assessment procedures require an assessment of available clinical evidence, literature data for the product and post-market experience in respect of similar products already marketed. Except for low-risk medical devices, where the manufacturer can self-declare the conformity of its products with the essential requirements, a conformity assessment procedure requires the intervention of a notified body. Notified bodies are often private entities and are authorized or licensed to perform such assessments by government authorities. The notified body would typically audit and examine products' technical dossiers and the manufacturers' quality system. If satisfied that the relevant product conforms to the relevant essential requirements, the notified body issues a certificate of conformity, which the manufacturer uses as a basis for its own declaration of conformity. The manufacturer may then apply the CE mark to the device, which allows the device to be placed on the market throughout the EEA. Once the product has been placed on the market in the EEA, the manufacturer must comply with requirements for reporting incidents and field safety corrective actions associated with the medical device.

        In order to demonstrate safety and efficacy for their medical devices, manufacturers must conduct clinical investigations in accordance with the requirements of Annex X to the Medical Devices Directive and applicable European and ISO standards, as implemented or adopted in the EEA member states. Clinical trials for medical devices usually require the approval of an ethics review board and approval by or notification to the national regulatory authorities. Both regulators and ethics committees also require the submission of adverse event reports during a study and may request a copy of the final study report.

        In September 2012, the European Commission adopted a Proposal for a Regulation of the European Parliament and of the Council on medical devices that will, if adopted by the European Parliament and by the Council, replace the existing Medical Devices Directive. If adopted, the Regulation is expected to enter into force in 2015 or 2016 and become applicable three years thereafter. In its current form it would, among other things, impose additional reporting requirements on manufacturers of high risk medical devices, impose an obligation on manufacturers to appoint a "qualified person" responsible for regulatory compliance, and provide for more strict clinical evidence requirements.

Regulation of Medicinal Products in the EEA

        Medicinal Products require a marketing authorization before they may be placed on the market in the EEA. There are various application procedures available, depending on the type of product involved. The centralized procedure gives rise to marketing authorizations that are valid throughout the EEA. Applicants file marketing authorization applications with the European Medicines Agency, or EMA, where they are reviewed by a relevant scientific committee, in most cases the Committee for Medicinal Products for Human Use, or CHMP. The EMA forwards CHMP opinions to the European Commission, which uses them as the basis for deciding whether to grant a marketing authorization. The centralized procedure is compulsory for medicinal products that (1) are derived from specified biotechnology processes, (2) contain a new active substance (not yet approved on November 20, 2005) indicated for the treatment of certain diseases, such as HIV/AIDS, cancer, diabetes, neurodegenerative disorders, viral diseases or autoimmune diseases and other immune dysfunctions, (3) are orphan medicinal products or (4) are advanced therapy medicinal products (such as gene therapy, somatic cell therapy and tissue engineered products). For medicines that do not fall within these categories, an applicant may voluntarily submit an application for a centralized marketing authorization to the EMA, as long as the CHMP agrees that (i) the medicine concerned contains a new active substance (not yet approved on November 20, 2005), (ii) the medicine is a significant therapeutic, scientific, or technical innovation, or (iii) if its authorization under the centralized procedure would be in the interest of public health. For those medicinal products for which the centralized procedure is not available, the applicant must submit marketing authorization applications to the national medicines regulators through one of three procedures: (1) a national procedure, which results in a marketing authorization in a single EEA member state; (2) the decentralized procedure, in which applications are submitted simultaneously in two or more EEA member states; and (3) the mutual recognition procedure, which must be used if the product has already been authorized in at least one other EEA member state, and in which the EEA member states are required to grant an authorization recognizing the existing authorization in the other EEA member state, unless they identify a serious risk to public health. A national procedure is only possible for one member state; as soon as an application is submitted in a second member state the mutual recognition or decentralized procedure will be triggered.

        Marketing authorization applications must usually include the results of clinical trials. Clinical trials of medicinal products in the EEA must be conducted in accordance with EEA and national regulations and the International Conference on Harmonization guidelines on GCP. Prior to commencing a clinical trial in a particular EEA member state, the sponsor must obtain a clinical trial authorization from the competent authority and a positive opinion from an independent ethics committee.

        There is scope for applicants to omit some or all of the pre-clinical and clinical trial data if the product falls within the definition of a generic of a reference product for which regulatory data exclusivity protection has expired. If a marketing authorization is granted for a medicinal product containing a new active substance, that product benefits from eight years of data exclusivity, during which generic marketing authorization applications referring to the data of that product may not be accepted by the regulatory authorities, and a further two years of market exclusivity, during which such generic products may not be placed on the market. The two-year period may be extended to three years if during the first eight years a new therapeutic indication with significant clinical benefit over existing therapies is approved.

        For generic applications, the marketing authorization underpinning the reference medicinal product must be based on a complete dossier; a generic application referring to a generic dossier is not possible. Generic applicants may need to submit additional pre-clinical or clinical data if their product does not fall within the definition of a generic (i.e., where there are differences in active substances, therapeutic indications, strength, pharmaceutical form or route of administration, in relation to the reference medicinal product, or where bioequivalence cannot be demonstrated through standard bioavailability studies). In these cases, bridging data is required to demonstrate that the differences do not affect the product's relative safety and effectiveness inappropriately.

        Pre-clinical and clinical data can be omitted and replaced with references to scientific literature if the product has been in well-established medicinal use in the European Union for at least 10 years. An existing marketing authorization holder may also give consent for a subsequent applicant to reference the pharmaceutical, pre-clinical and clinical data on file for the original product.

        In the EEA, companies developing a new medicinal product must agree a Paediatric Investigation Plan, or PIP, with the EMA and must conduct pediatric clinical trials in accordance with that PIP, unless a waiver applies, e.g., because the relevant disease or condition occurs only in adults. The marketing authorization application for the product must include the results of pediatric clinical trials conducted in accordance with the PIP, unless a waiver applies, or a deferral has been granted, in which case the pediatric clinical trials must be completed at a later date.

        Medicinal products may only be manufactured in the EEA, or imported into the EEA from another country, by the holder of a manufacturing authorization from the competent national authority. The product must have been manufactured in accordance with EU standards of GMP before it can be released onto the EEA market. Manufacturing facilities are subject to periodic inspections by the competent authorities for compliance with GMP.

        The holders of marketing authorizations in the EEA are subject to various post-approval controls and requirements. These include the establishment of a pharmacovigilance system and reporting of adverse reactions. The regulatory authorities may impose specific obligations as a condition of the marketing authorization, such as additional safety monitoring, or the conduct of additional clinical trials or post-authorization safety studies. There are also specific rules governing advertising and promotion of medicinal products, including a requirement that all advertising and promotional activities for the product be consistent with the approved summary of product characteristics, and a prohibition on direct-to-consumer advertising of prescription medicines.

Other

        Our operations and many of the products we manufacture or sell are subject to extensive regulation by numerous other governmental agencies, both within and outside the United States. In the

United States, apart from the agencies discussed above, our facilities, operations, employees, products (their manufacture, sale, import and export) and services are regulated by Environmental Protection Agency, the Occupational Health & Safety Administration, the Department of Labor, Customs and Border Protection, the Department of Commerce, the Department of Treasury, the DOJ and others. Furthermore, because we supply products and services to healthcare providers that are reimbursed by federally funded programs such as Medicare, our activities are also subject to regulation by the Centers for Medicare and Medicaid Services and enforcement by the Office of the Inspector General within the Department of Health and Human Services. We are also required to report payments and other transfers of value to physicians and teaching hospitals, among others. State agencies also regulate our facilities, operations, employees, products and services within their respective states. Government agencies outside the United States also regulate public health, product registration, manufacturing, environmental conditions, labor, exports, imports and other aspects of our global operations.

Employees

        As of March 31, 2015, we had 126 employees, with 68 in sales and marketing, 44 in research and development, clinical, regulatory and quality assurance, eight in general and administrative, and six in manufacturing and distribution. We often supplement our research and development and clinical, regulatory and quality assurance departments with independent consultants on a project basis. We believe that our future success will depend in part on our continued ability to attract, hire and retain qualified personnel. None of our employees is represented by a labor union. We consider our relationship with our employees to be good.

Legal Proceedings

        We are not presently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. We may from time to time be involved in various claims and legal proceedings of a nature we believe are normal and incidental to a medical device business. These matters may include product liability, intellectual property, such as the matter described below, employment and other general claims. We accrue for contingent liabilities when it is probable that a liability has been incurred and the amount can be reasonably estimated. Regardless of outcome, litigation can have an adverse impact on us because defense and settlement costs, diversion of management resources and other factors.

        In March 2013, we received a letter from Transcend Medical, Inc., or Transcend, requesting that we agree that Transcend's CyPass Micro-Stent does not infringe any of our patents. We refused and, on May 10, 2013, Transcend filed a declaratory judgment action in the U.S. District Court for the District of Delaware seeking a declaration that three of our patents are invalid or are not infringed by the CyPass product. Transcend further asked the court to grant a permanent injunction prohibiting us from charging or initiating any legal action for infringement of the three patents against Transcend, and to award reasonable attorneys' fees. On May 31, 2013, we denied Transcend's allegations and counterclaimed that Transcend's CyPass product infringes the three patents. On June 24, 2013, Transcend answered our counterclaim by denying infringement and asserting, among other defenses, that our patents are invalid on several grounds. On December 16, 2013, Transcend filed its first amended complaint to add a fourth patent to the case, again seeking a declaration that its CyPass product does not infringe this fourth patent and that this fourth patent is invalid. It also seeks its attorneys' fees and the same injunctive relief for all four patents that it requested in its original complaint. On January 3, 2014, we answered the first amended complaint and affirmatively counterclaimed for infringement, claiming that the CyPass product infringes all four patents now in suit. On January 13, 2014, Transcend denied our infringement claims in its answer to our amended counterclaims. In addition to its prior defenses, in August 2014 Transcend raised inequitable conduct as a defense in connection with U.S. Patent Nos. 7,857,782, 8,075,511, and 8,579,846, or the Tu Patents-in-Suit, alleging that certain inventors of the Tu Patents-in-Suit, together with other officers, consultants, and counsel of our company, withheld material information from the USPTO about the correct inventorship of the Tu Patents-in-Suit, with intent to deceive. Transcend states that the withheld information involves omitting Dr. Hill and improperly naming others as an inventor on the Tu Patents-in-Suit, and possibly on other patents and patent applications in our portfolio, which Transcend alleges we did in order to intentionally deceive the University from claiming ownership of one or more of our patents and patent applications. As a consequence, Transcend claims that at least the Tu Patents-in-Suit are unenforceable. We have denied this allegation and are vigorously contesting Transcend's claim. On January 16, 2015, the court issued a claim construction order for various terms used in the patents. In view of the court's constructions for U.S. Patent No. 7,850,637, we have conceded non-infringement to Transcend, but we presently plan to maintain our right to appeal the court's claim constructions for this patent. As for the Tu Patents-in-Suit, we are actively pursuing our claims of patent infringement consistent with the court's order and are defending the validity of these patents. The court has scheduled a jury trial for November 2015. There is no guarantee that we will prevail in this litigation or receive any damages or other relief if we do prevail, including injunctive relief. Additionally, in the event of an adverse judgment, the court could hold that some or all of our asserted patents are not infringed, or are invalid or unenforceable, and could award attorneys' fees to Transcend. If Transcend were to prevail on its general theories of alleged inequitable conduct, some of our patents on other iStent products, which Transcend is not challenging in its suit, but which Transcend has identified in its pleadings in this suit to support its allegations of inequitable conduct, could later be subject to similar claims from other third parties, which could potentially weaken the general scope of protection these patents afford our products. We do not believe that an adverse judgment would affect our ability to commercialize our iStent Supra product if approved, but could potentially affect our market share and sales due to the addition of one or more competing products in the market.

MANAGEMENT

Executive Officers and Directors

        The following table sets forth information concerning our executive officers and directors as of the date hereof:

Name	Age	Position
Thomas W. Burns	54	President, Chief Executive Officer & Director
Chris M. Calcaterra	55	Chief Commercial Officer
Richard L. Harrison	58	Treasurer, Chief Financial Officer & Secretary
William J. Link, Ph.D.(2)	69	Director, Chairman of the Board
Olav B. Bergheim(1)	65	Director
Mark J. Foley(2)	50	Director
David F. Hoffmeister(1)	60	Director
Gilbert H. Kliman, M.D.(1)	56	Director
Paul S. Madera	58	Director
Robert J. More	47	Director
Jonathan T. Silverstein(2)	48	Director
Marc A. Stapley(1)	45	Director
Aimee S. Weisner(1)	46	Director

(1)
Member of our audit committee

(2)
Member of our compensation, nominating and governance committee

        The following is a biographical summary of the experience of our executive officers and directors:

Executive Officers

        Thomas W. Burns has served as our president, chief executive officer and as a member of our board of directors since March 2002. Mr. Burns has also been a member of the board of directors of DOSE Medical Corporation since October 2009 and its chief executive officer and president since March 2010. Mr. Burns has a proven record of building successful medical device and pharmaceutical businesses and creating successful new markets in ophthalmology. Mr. Burns has more than 25 years of direct ophthalmic management experience, including over 20 years of general management experience across a broad range of ophthalmic medical devices, ophthalmic pharmaceuticals, drug delivery technologies, surgical products and over-the counter products. Prior to joining our company, Mr. Burns led Eyetech Pharmaceuticals, Inc. (acquired by OSI Pharmaceuticals, Inc.) as its president and chief operating officer, and a director. From 1990 to 1997, Mr. Burns served as senior vice president and general manager of Chiron Vision Corporation (acquired by Bausch & Lomb, Inc.), and then as vice president, global strategy and general manager, refractive surgery of Bausch & Lomb from 1998 to 2000. Mr. Burns has also served as an entrepreneur-in-residence at Versant Ventures Management, LLC, an entity affiliated with one of our principal stockholders. Mr. Burns received a B.A. from Yale University.

        We believe Mr. Burns' extensive understanding of our business, operations and strategy, as well as significant industry experience and corporate management skills and experience qualify him to serve on our board of directors.

        Chris M. Calcaterra has served as our chief commercial officer since April 2008 and has more than 25 years of experience in the ophthalmic medical technology industry. Prior to joining our company, Mr. Calcaterra was senior vice president at Advanced Medical Optics, Inc. (acquired by Abbott Laboratories), and was responsible for its cataract refractive business. Prior to that position, Mr. Calcaterra held increasingly responsible vice president positions in a variety of sales and marketing roles at Advanced Medical Optics, Inc., as well as its predecessor surgical division business at Allergan, Inc. Mr. Calcaterra has a B.S. from Miami University and an M.B.A. from Xavier University, and he was previously a board member of WaveTec Vision Systems, Inc., (acquired by Novartis).

        Richard L. Harrison has served as our chief financial officer since January 2008, and as our treasurer and secretary since July 2014. Mr. Harrison has also been the chief financial officer of DOSE Medical Corporation since March 2010. From December 2005 to January 2008, Mr. Harrison served as the chief financial officer and executive vice president of Biolase Technology Inc. (now Biolase, Inc.), and from November 1994 to 2004, Mr. Harrison served as the chief financial officer and senior vice president, finance of Interpore Cross International (acquired by Biomet, Inc.), a public medical device company. Mr. Harrison worked for Kirschner Medical Corporation, a public manufacturer of orthopedic devices, in a variety of financial positions, including corporate controller from 1992 through 1994. Mr. Harrison is a Certified Public Accountant (Maryland) and holds a B.A. from Towson University and an M.B.A. from Loyola College in Maryland.

Board of Directors

        William J. Link, Ph.D. has served as a member and as chairman of our board of directors since June 2001. Dr. Link has also been a member of the board of directors of DOSE Medical Corporation since October 2009. Dr. Link has a proven record of building and operating large, successful medical product companies. He has extensive knowledge of medical devices and drug delivery, particularly in ophthalmology, and his operating experience spans more than 23 years in general management in the healthcare industry. Dr. Link is a managing director and co-founder of Versant Ventures Management LLC, a venture capital firm investing in early-stage healthcare companies and one of our principal stockholders. He has been a member of the board of directors of Edwards Lifesciences Corporation (NYSE: EW) since May 2009. Prior to co-founding Versant Ventures in 1999, Dr. Link was a general partner at Brentwood Venture Capital. From 1986 to 1997, Dr. Link was founder, chairman, and chief executive officer of Chiron Vision Corporation (acquired by Bausch & Lomb, Inc.). He also founded and served as President of American Medical Optics, Inc. (acquired by Allergan, Inc.). Dr. Link served as a director of Advanced Medical Optics, Inc. (acquired by Abbott Laboratories) from 2002 to 2009. Before entering the healthcare industry, Dr. Link was an assistant professor in the Department of Surgery at the Indiana University School of Medicine. Dr. Link holds a B.S. and an M.S., as well as a Ph.D. in mechanical engineering from Purdue University.

        We believe Dr. Link's experience in identifying new business opportunities and successfully commercializing products in the medical device industry and as well as his prior experience on the board of a U.S. public company qualify him to serve on our board of directors.

        Olav B. Bergheim has served as a member of our board of directors since he co-founded our company in July 1998. Mr. Bergheim has over 30 years of experience in creating and managing life science companies. In addition to co-founding our company, he is a founder of Sonendo, Inc., Volcano Corporation, 3F Therapeutics (acquired by Medtronic, Inc.), Lonestar Heart Inc., Prelude Corporation and Metronom Health, Inc. Mr. Bergheim is the founder and principal partner of Fjord Ventures LLC, a life science accelerator located in Laguna Hills, California. Prior to starting Fjord Ventures in 2005, Mr. Bergheim spent 10 years at Domain Associates LLC as a company creator and general partner. Prior to Domain, Mr. Bergheim spent 18 years with Baxter Healthcare at U.S. and international locations, where he held various leadership and operating roles. Mr. Bergheim holds a B.S. and an M.S. in pharmacy from the University of Oslo and completed the Executive M.B.A. program at the University of Virginia's Darden School of Business.

        We believe Mr. Bergheim's role as a co-founder of our company, combined with his more than 30 year experience in founding and managing life science companies qualify him to serve on our board of directors.

        Mark J. Foley has served as a member of our board of directors since July 2014. Mr. Foley is currently the president and chief executive officer of ZELTIQ Aesthetics, Inc. (NASDAQ: ZLTQ), a medical technology company focused on developing and commercializing products utilizing its proprietary controlled cooling technology platform. Prior to becoming ZELTIQ's chief executive officer in 2012, Mr. Foley served on its board of directors and held the position of executive chairman from July 2009 to May 2010. Mr. Foley also served as executive chairman at Onpharma Inc. from August 2009 until its acquisition by Valeant Pharmaceuticals International, Inc. in March 2014. Mr. Foley also serves as a managing director at RWI Ventures, Inc., where he focuses on healthcare investments, and has held this position since joining the firm in 2004. Prior to this, Mr. Foley held a variety of operating roles in large, public companies and venture-backed startups including United States Surgical Corporation, Guidant Corporation, Devices for Vascular Intervention, Inc. (acquired by Eli Lilly and Company), Perclose, Inc. (acquired by Abbott Laboratories) and Ventrica, Inc. (acquired by Medtronic, Inc.) where he was the founder and chief executive officer. Mr. Foley has over 25 years of medical device operating, investment and chief executive officer experience. Mr. Foley holds a B.A. from the University of Notre Dame.

        We believe Mr. Foley's previous medical device experience as a senior executive and his service on the boards of several medical device companies qualify him to serve on our board of directors.

        David F. Hoffmeister has served as a member of our board of directors since July 2014. Mr. Hoffmeister served as the senior vice president and chief financial officer of Life Technologies Corporation, a global life sciences company, prior to its acquisition by Thermo Fisher Scientific Inc. in February 2014. From October 2004 to November 2008, he served as chief financial officer of Invitrogen Corporation, which merged with Applied Biosystems Inc. in November 2008 to form Life Technologies Corporation. Before joining Invitrogen, Mr. Hoffmeister spent 20 years with McKinsey & Company as a senior partner serving clients in the healthcare, private equity and chemical industries on issues of strategy and organization. From 1998 to 2003, Mr. Hoffmeister was the leader of McKinsey's North American chemical practice. Mr. Hoffmeister currently serves on the boards of directors of Celanese Corporation (NYSE: CE) and Kaiser Permanente. Mr. Hoffmeister holds a B.S. from the University of Minnesota and an M.B.A. from the University of Chicago.

        We believe Mr. Hoffmeister's strong finance background, experience as a chief financial officer of a global biotechnology company, and public company board experience qualify him to serve on our board of directors.

        Gilbert H. Kliman, M.D. has served as a member of our board of directors since January 2007. Dr. Kliman has been a partner at InterWest Partners, a venture capital firm and one of our principal stockholders, since 1996 and has been a managing director there since 1999. Dr. Kliman served on the board of directors of two public companies: Epocrates, Inc. (acquired by athenahealth, Inc.) between September 1999 and April 2011, and IntraLase Corp. (acquired by Advanced Medical Optics, Inc.) between October 2000 and April 2007. Dr. Kliman also serves as a director of a number of private life science and healthcare IT companies. From 1995 to 1996, Dr. Kliman was an investment manager at Norwest Venture Partners, a venture capital firm. From 1989 to 1992, Dr. Kliman served as an associate at TA Associates, a private equity investment firm. Dr. Kliman holds a B.A. from Harvard University, an M.D. from the University of Pennsylvania and an M.B.A. from the Stanford Graduate School of Business.

        We believe Dr. Kliman's prior experience as a practicing ophthalmologist, as well as his significant experience in financial markets and prior experience on the board of two U.S. public companies and various private healthcare companies, qualify him to serve on our board of directors.

        Paul S. Madera has served as a member of our board of directors since January 2013. Mr. Madera is currently the managing director of Meritech Capital Partners, one of our principal stockholders, a firm he co-founded in 1999. He focuses on information technology and medical technology and specifically on the social networking, medical device, storage, SaaS, and digital consumer sectors. He has been directly involved with Meritech's investments into 2Wire, Inc. (acquired by Pace plc), Facebook, Inc., Homestead Technologies Inc. (acquired by Intuit Inc.), IntraLase Corp. (acquired by Advanced Medical Optics, Inc.), Riverbed Technology, Inc., and Salesforce, Inc. Prior to Meritech, Mr. Madera was the head of private equity at Montgomery Securities/Banc of America and he began his career in finance as an investment banker with Morgan Stanley & Co. in New York. Before joining Morgan Stanley, he served in the United States Air Force as an F-16 instructor pilot. Mr. Madera holds a B.S. from the United States Air Force Academy and an M.B.A. from the Stanford Graduate School of Business, and currently serves as chairman of the board of directors of the USAFA Endowment.

        We believe Mr. Madera's extensive prior financial experience in the medical technology field, as well as his experience on various private company boards qualify him to serve on our board of directors.

        Robert J. More has served as a member of our board of directors since January 2001. Mr. More is currently a venture investing senior advisor at the Bill and Melinda Gates Foundation, a position he has held since 2013. From 2008-2013, Mr. More was a general partner and a member the biopharmaceutical and medical device investment teams of Frazier Healthcare Ventures, one of our principal stockholders. Prior to joining Frazier Healthcare, Mr. More was a partner with Domain Associates, LLC, one of our principal stockholders, having joined the firm in 1996 as a Kauffman Fellow and becoming a partner in 2000. From 1997 to 1998, Mr. More served as the COO of Small Molecule Therapeutics, Inc., a Domain portfolio company subsequently purchased by Morphochem AG. From 1992 to 1995, Mr. More was a sales professional at Pharmacia Biotech Inc. Prior to joining Pharmacia, Mr. More held a research position at Somatogen, Inc. Mr. More has managed successful investments in and served on the boards of ESP Pharma Inc. (acquired by Protein Design Labs, Inc.), Proxima Therapeutics, Inc. (acquired by Cytyc Corporation), Onux Medical, Inc. (acquired by C.R. Bard, Inc.), NovaCardia, Inc. (acquired by Merck & Co., Inc.), Esprit Pharma, Inc. (acquired by Allergan, Inc.) and IntraLase Corp. (acquired by Advanced Medical Optics, Inc.). He serves as an advisory board member for Greenspring Associates and the Medical Industry Group of the National Venture Capital Association. He is also a past founding board member of the Kauffman Fellows Program. Mr. More holds a B.A. from Middlebury College and an M.B.A. from the Darden School of Business Administration at the University of Virginia.

        We believe Mr. More's prior experience with biopharmaceutical and medical device company investment and management qualify him to serve on our board of directors.

        Jonathan T. Silverstein has served as a member of our board of directors since July 2008. Since 1998, Mr. Silverstein has been a member of OrbiMed Advisors LLC, an asset management firm solely focused in healthcare with several billion dollars in assets under management and one of our principal stockholders. Prior to OrbiMed, Mr. Silverstein was a director of life sciences in the investment banking department at Sumitomo Bank. Mr. Silverstein has served as a member of the board of directors and chairman of Intercept Pharmaceuticals, Inc. (NASDAQ: ICPT) since August 2012, and as a member of the board of directors of Roka Biosciences Inc. (NASDAQ: ROKA) since September 2009 and of Ascendis Pharma A/S (NASDAQ: ASND) since December 2014. Mr. Silverstein also currently serves on the board of directors of a number of private companies and has served on the board of directors of a number of both private and public companies. Mr. Silverstein has a B.A. from Denison University and a J.D. and an M.B.A. from the University of San Diego.

        We believe Mr. Silverstein's strategic company build-up and capital markets experience, particularly within the life sciences sector, as well as prior experience on both public and private company boards qualify him to serve on our board of directors.

        Marc A. Stapley has served as a member of our board of directors since July 2014. Mr. Stapley is currently the senior vice president and chief financial officer for Illumina, Inc. Before joining Illumina, from 2009 to 2012, Mr. Stapley was senior vice president, finance at Pfizer Inc. and was responsible for global financial processes and systems, leading integration efforts in both the Wyeth Ltd. and King Pharmaceutical, Inc. acquisitions and providing oversight to the company's largest technology investment program. Prior to Pfizer, he served in a variety of senior finance roles at Alcatel-Lucent, including Americas chief financial officer. He also worked as finance director and controller for several groups at Cadence Design Systems, Inc. Mr. Stapley began his career as an Auditor at Coopers & Lybrand. He holds a B.Sc. (Honors) from The University of Reading (England) and is a member of the Institute of Chartered Accountants in England and Wales.

        We believe Mr. Stapley's extensive experience in senior finance positions with public companies qualify him to serve on our board of directors.

        Aimee S. Weisner has served as a member of our board of directors since July 2014. Ms. Weisner has been corporate vice president, general counsel of Edwards Lifesciences Corporation since January 2011. From 2009 to 2010, she was engaged in private practice and served as legal advisor to public pharmaceutical and medical device companies located in Southern California. Prior to this, from 2002 to 2009, Ms. Weisner served in a number of positions at Advanced Medical Optics, Inc. (acquired by Abbott Laboratories), including corporate vice president, general counsel and secretary; executive vice president, administration, general counsel and secretary; and executive vice president, administration and secretary. From 1998 to 2002, Ms. Weisner served as corporate counsel and assistant secretary; and then vice president, assistant general counsel and assistant secretary at Allergan, Inc. Ms. Weisner holds a B.A. from California State University, Fullerton, a J.D. from Loyola Law School, Los Angeles, and began her legal career as an associate at the law firm of O'Melveny & Myers LLP.

        We believe Ms. Weisner's extensive in-house legal and compliance experience with different medical device companies, including an in-depth understanding of regulatory and reimbursement issues, intellectual property, corporate governance, risk management, corporate transactions, human resources, and internal audit, qualify her to serve on our board of directors.

Key Employees

        Robert L. Davis has served as our senior vice president and general counsel since June 2015. From April 2008 to May 2015, Mr. Davis served as senior vice president, general counsel and secretary for Targus Group International, Inc., a global designer, manufacturer and distributor of cases and accessories for mobile electronic devices. From December 1999 to April 2008, Mr. Davis served in various executive positions, including senior vice president, corporate development and assistant general counsel, with Meade Instruments Corp., a publicly traded designer, manufacturer and distributor of precision optical products. From September 1994 to December 1999, Mr. Davis was in private legal practice with the law firms of O'Melveny & Myers, LLP and Morrison & Foerster, LLP. Mr. Davis is an active member of the California State Bar, admitted in 1994, and holds both a B.A. and a J.D. from Brigham Young University.

        Jeffrey M. Wells, Pharm.D. has served as our senior vice president, regulatory, quality and clinical affairs since September 2008. Prior to joining our company, Mr. Wells was senior vice president of product development at BioForm Medical, Inc., a medical aesthetics firm. Prior to this, Mr. Wells was vice president, U.S. research and development at Santen Pharmaceutical Co., Ltd. Prior to this role, he held various positions with Santen, including vice president, clinical and regulatory affairs and project management for the United States and Europe, vice president, U.S. clinical affairs, and director of marketing. Prior to Santen, Mr. Wells held various marketing positions with Bausch & Lomb, Inc., where he launched Lotemax and several other ophthalmic products. Mr. Wells holds a B.S. and a B.A. from Ohio Northern University, a Masters in Management (M.B.A.) from the Kellogg Graduate School of Management at Northwestern University, and a Pharm.D. from the University of Florida. Mr. Wells also possesses a Regulatory Affairs Certification.

        David S. Haffner has served as our vice president, product development since February 2001. Immediately prior to joining our company, Mr. Haffner consulted to the medical industry in the areas of medical device and pharmaceutical product development, with emphasis on mechanical systems for pharmaceutical drug delivery. Prior to this, he spent over 10 years at Allergan, Inc. leading teams and departments in several divisions, including surgical products, pharmaceuticals, and worldwide operations. Mr. Haffner has directed several multi-million dollar programs in both research and development and operations involving development and commercialization of ophthalmic products and technologies targeted at cataract, glaucoma, dry eye and nasal disease groups. The scope of his work has spanned a broad diversity of technical disciplines including operations management, process development, site construction, validation, injection molding, automated assembly, packaging, product design, engineering analysis, and industrial design. Mr. Haffner holds a B.S. from California State University, Long Beach.

        Harold A. Heitzmann, Ph.D. has served as our vice president applied research since January 2007. He has over 30 years' experience in development of medical devices at five startup companies and at Edwards Lifesciences Corporation, including three previous positions as vice president. Dr. Heitzmann has led development of commercial products for blood gas monitoring, angioplasty, intracranial pressure monitoring, electrophysiology, coronary stenting, thrombectomy, venous oxygen saturation monitoring, and antimicrobial catheterization. He holds 18 issued U.S. patents and has taught at University of California, Irvine Extension in the Clinical Trials and Medical Product Development certificate programs. Dr. Heitzmann holds a B.A. from Cornell University and a Ph.D. in Molecular Biophysics and Biochemistry from Yale University, where he coinvented avidin-biotin staining for microscopy.

Family Relationships

        There are no family relationships among any of our directors and executive officers.

Board Composition

        Our board of directors is currently comprised of 11 members. Upon the completion of this offering, Messrs. Madera and More will voluntarily resign from our board of directors and our board of directors will be comprised of nine directors. Eight of the nine directors that will comprise our board of directors upon the completion of this offering are independent within the meaning of the independent director guidelines of the New York Stock Exchange. All of the directors were either elected to our board of directors pursuant to a voting agreement that will terminate automatically by its terms upon the completion of this offering, or appointed by the then members of the board. The certificate of incorporation and bylaws to be in effect following the completion of this offering provide that the number of directors shall be at least one and will be fixed from time to time by resolution of our board of directors.

        During 2014, our board of directors met four times.

        Under the certificate of incorporation to be in effect following the completion of this offering, our board of directors will be divided into three classes of directors. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the class whose term is then expiring. The terms of the directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held during the years 2016 for the Class I directors, 2017 for the Class II directors and 2018 for the Class III directors.

        The Class I directors will be Messrs. Bergheim, Foley and Hoffmeister.

        The Class II directors will be Dr. Link, Mr. Silverstein and Ms. Weisner.

        The Class III directors will be Mr. Burns, Dr. Kliman and Mr. Stapley.

        The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control. See the section of this prospectus captioned "Description of Capital Stock—Anti-Takeover Effects of Delaware Law and Our Restated Certificate of Incorporation and Amended and Restated Bylaws" for a discussion of other anti-takeover provisions found in the certificate of incorporation.

Director Independence

        Upon the completion of this offering, we anticipate that our common stock will be listed on the New York Stock Exchange. Under the rules of the New York Stock Exchange, independent directors must comprise a majority of a listed company's board of directors within a specified period of time after the completion of the offering. In addition, the rules of the New York Stock Exchange require that, subject to specified exceptions, each member of a listed company's audit, compensation and nominating committees be independent. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the rules of the New York Stock Exchange, a director will only qualify as an "independent director" if, in the opinion of that company's board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

        To be considered to be independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of our audit committee, our board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

        Our board of directors reviewed its composition, the composition of its committees and the independence of our directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our board of directors has determined that none of our directors, other than Mr. Burns, has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of our directors, other than Mr. Burns, is "independent" as that term is defined under the rules of the New York Stock Exchange. Our board of directors also determined that Messrs. Stapley, Bergheim and Hoffmeister, Dr. Kliman and Ms. Weisner, who comprise our audit committee, and Messrs. Foley and Silverstein and Dr. Link, who comprise our compensation, nominating and governance committee, satisfy the independence standards for those committees established by applicable Securities and Exchange Commission, or SEC, rules and the listing standards of the New York Stock Exchange.

        In making this determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances our board of directors deemed relevant in determining independence.

Board Committees

        Our board of directors has established an audit committee and a compensation, nominating and governance committee.

Audit Committee

        The members of our audit committee are Messrs. Bergheim, Hoffmeister and Stapley, Dr. Kliman and Ms. Weisner. Mr. Stapley is chairman of the audit committee. Upon the closing of this offering, our audit committee's responsibilities will include:

  •
  appointing, approving the compensation of, and assessing the independence of our registered public accounting firm;

  •
  overseeing the work of our independent registered public accounting firm, including through the receipt and consideration of reports from that firm;

  •
  reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures;

  •
  overseeing our internal control over financial reporting, disclosure controls and procedures and code of conduct;

  •
  reviewing and approving or ratifying any related person transactions; and

  •
  preparing the audit committee report required by SEC rules.

        All audit and non-audit services, other than de minimis non-audit services, to be provided to us by our independent registered public accounting firm must be approved in advance by our audit committee.

        Our Board of Directors has determined that Mr. Stapley is an "audit committee financial expert" as defined in applicable SEC rules. We believe that the composition of our Audit Committee will meet the requirements for independence under current New York Stock Exchange and SEC rules and regulations.

Compensation, Nominating and Governance Committee

        The members of our compensation, nominating and governance committee are Messrs. Foley and Silverstein and Dr. Link. Mr. Silverstein is chairman of the compensation, nominating and governance committee. Upon the closing of this offering, our compensation, nominating and governance committee's responsibilities will include:

  •
  determining our chief executive officer's compensation;

  •
  reviewing and approving, or making recommendations to our board of directors with respect to, the compensation of our other executive officers;

  •
  overseeing and administering our cash and equity incentive plans;

  •
  reviewing and making recommendations to our board of directors with respect to director compensation;

  •
  reviewing and discussing annually with management our "Compensation Discussion and Analysis" disclosure if and to the extent then required by SEC rules;

  •
  preparing the compensation committee report if and to the extent then required by SEC rules;

  •
  identifying individuals qualified to become members of our board of directors;

  •
  recommending to our board of directors the persons to be nominated for election as directors and to each of our board's committees; and

  •
  overseeing an annual evaluation of our board of directors.

        We believe that the composition of our compensation, nominating and governance committee will meet the requirements for independence under current New York Stock Exchange and SEC rules and regulations.

Director Compensation

        The following table sets forth the compensation paid to our non-employee directors in the year ended December 31, 2014.

Name(1)	Fees Earned or Paid in Cash ($)	Option Awards(2) ($)	Total ($)
William J. Link, Ph.D.	$20,000	$41,643	$61,643
Olav B. Bergheim	20,000	41,643	61,643
Mark J. Foley	20,000	41,643	61,643
David F. Hoffmeister	20,000	41,643	61,643
Gilbert H. Kliman, M.D.(3)	20,000	41,643	61,643
Paul S. Madera(4)	0	0	0
Robert J. More	20,000	0	20,000
Jonathan T. Silverstein	20,000	41,643	61,643
Marc A. Stapley	20,000	41,643	61,643
Aimee S. Weisner	20,000	41,643	61,643

(1)
The compensation information for Thomas W. Burns, our chief executive officer and a director, is set forth in the Summary Compensation Table with respect to our named executive officers.

(2)
Amounts represent the grant date fair value of option awards based on the Black-Scholes model of option valuation and computed in accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 718. See Note 7 to our consolidated financial statements for an explanation of the assumptions used for such option awards.

(3)
Dr. Kliman's annual retainer is paid to InterWest Partners, one of our significant stockholders with whom he is affiliated.

(4)
Mr. Madera declined payment of his annual retainer.

        Historically, we did not pay cash or equity compensation to our non-employee directors who are associated with our principal stockholders for their service on our board of directors. We only reimbursed our non-employee directors for their travel, lodging and other reasonable expenses incurred in attending meetings of our board of directors and committees of our board of directors. We intend to continue this expense reimbursement policy. We have not historically paid cash or equity compensation to our employee directors other than in their capacity as employees.

        In July 2014, our board of directors approved the following non-employee director compensation program.

Cash Compensation

        All non-employee directors are entitled to receive an annual $40,000 retainer for service as a board member and an annual $10,000 retainer for each committee on which they serve as a member. In addition, non-employee directors are entitled to receive the following additional cash compensation for their services as chairman of our board or board committees:

  •
  $40,000 per year for service as chairman of the board;

  •
  $10,000 per year for service as chairman of the audit committee; and

  •
  $10,000 per year for service as chairman of the compensation, nominating and governance committee.

        All cash payments to non-employee directors will be paid quarterly in arrears and will be pro-rated for directors who join the board mid-year. We began paying the annual retainer to board members in 2014, but not the chairman or committee fees.

Equity Compensation

        All non-employee directors will be entitled to receive the following equity compensation for their services:

  •
  initial grant of options to acquire 25,000 shares of common stock, which options will vest annually over a three-year period such that they are vested in full on the three-year anniversary of the grant date; and

  •
  annual grant of options to acquire 15,000 shares of common stock, which options will vest in full on the one-year anniversary of the grant date.

        Annual grant amounts will be pro-rated for directors who join the board mid-year.

        On July 10, 2014, the board of directors made the initial grant of options to acquire 10,000 shares of our common stock under our 2011 Stock Plan to each of our non-employee directors who will remain on our board of directors following the completion of this offering. All of these options have an exercise price of $7.275 per share, expire 10 years from the grant date, and are subject to annual vesting such that they are vested in full on the 3-year anniversary of the grant date. The successful completion of this offering is not a condition to exercise for these options, which may not be exercised prior to vesting like our other outstanding option awards under the 2011 Stock Plan.

Code of Business Conduct and Ethics

        We have adopted, effective upon the closing of this offering, a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions that will become effective upon the completion of this offering. Following the closing of this offering, a current copy of the code will be posted on the investor section of our website, www.glaukos.com.

Compensation Committee Interlocks and Insider Participation

        During the past fiscal year, none of the members of our compensation, nominating and governance committee were an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions) of any entity that has one or more of its executive officers serving on our board of directors or compensation, nominating and governance committee.

EXECUTIVE COMPENSATION

Summary Compensation Table

        The following table provides information regarding the compensation of our named executive officers during 2013 and 2014, which consist of our principal executive officer and our two other executive officers.

Name and principal position	Year	Salary ($)	Bonus ($)	Option awards(1) ($)	Non-equity incentive plan compensation ($)	All other compensation(2) ($)	Total ($)
Thomas W. Burns	2014	$510,548	$210,000	$2,259,360	$—	$1,242	$2,981,150
President and Chief	2013	$478,067	$125,000	$651,342	$—	$1,242	$1,255,651
Executive Officer
Chris M. Calcaterra	2014	$301,324	$93,120	$460,240	$—	$1,242	$855,926
Chief Commercial	2013	$270,990	$100,000	$126,906	$—	$1,242	$499,138
Officer
Richard L. Harrison	2014	$274,191	$63,000	$184,096	$—	$2,281	$523,568
Chief Financial Officer	2013	$246,073	$17,000	$43,929	$—	$2,271	$309,273

(1)
Amounts represent the grant date fair value of option awards based on the Black-Scholes model of option valuation and computed in accordance with FASB ASC Topic 718. See Note 7 to our consolidated financial statements for an explanation of the assumptions used for such option awards. These options may not be exercised until the completion of this offering, and these options may not be exercised prior to vesting, unlike most of our other outstanding option awards under the 2011 Stock Plan.

(2)
Represents excess life insurance benefits.

Executive Employment Offer Letters

        On July 10, 2014, we entered into new employment offer letters with Messrs. Burns, Calcaterra and Harrison. The offer letters provide Messrs. Burns, Calcaterra and Harrison with an annual base salary of $525,000, $320,000 and $300,000, respectively, and a target bonus opportunity of 70%, 40% and 40% of base salary, respectively. The annual bonus will be based upon the achievement of specific performance measures determined by our Board. Base salary and bonus opportunity percentages will be reviewed by our Board at least annually for adjustments. For 2015, each of Messrs. Burns, Calcaterra and Harrison has an annual base salary of $546,000, $332,800 and $309,000, respectively.

        Messrs. Burns, Harrison and Calcaterra are also entitled to receive all employee benefits that we customarily make available to employees in comparable positions, including the grant of equity awards under our equity plans. Additionally, Messrs. Burns, Harrison and Calcaterra continue to be subject to the patent, copyright and non-disclosure restrictive covenants agreement each executed prior to the offer letters.

        In connection with the entry into the new employment letters, on July 10, 2014, our board of directors granted options in the following amounts to Messrs. Burns, Calcaterra and Harrison under our 2011 Stock Plan: 540,000, 110,000, and 44,000, respectively. All of these options have an exercise price of $7.275 per share and expire 10 years from the grant date. Mr. Burns' option will fully vest on the one-year anniversary of the grant date. Mr. Calcaterra's option is subject to one-year cliff vesting with respect to 75% of the award, with the remainder then vesting equally over the next 12 months such that it is vested in full on the two-year anniversary of the grant date. Mr. Harrison's option is subject to one-year cliff vesting with respect to 25% of the award, with the remainder then vesting equally over the next 36 months such that it is vested in full on the four-year anniversary of the grant date. These options may not be exercised until the completion of this offering, and these options may not be exercised prior to vesting, unlike most our other outstanding option awards under the 2011 Stock Plan.

Executive Severance and Change in Control Agreements

        Our board of directors has approved executive severance and change in control agreements with our senior management employees, including our three executive officers, Messrs. Burns, Calcaterra and Harrison. Pursuant to the terms of the agreements, if any of Mr. Burns, Mr. Calcaterra or Mr. Harrison is terminated as a result of (i) an involuntary termination without "cause" or (ii) a resignation for "good reason" (each as defined in the executive severance and change in control agreements), then he will receive an amount equal to 12, nine or nine months, respectively, of the base salary amount in effect at the time of such termination, paid in a lump sum on the 60th day following the date of such termination. Each of Messrs. Burns, Calcaterra and Harrison (and his spouse and dependents) will also receive medical and dental benefits provided by us at least equal to the levels of benefits provided to our similarly situated active employees until the earlier of (i) the 12-, nine- or nine-month anniversary of the date of such termination, respectively, or (ii) the date that he becomes covered under a subsequent employer's medical and dental benefits plans. Mr. Burns will also vest in all equity and equity-based awards outstanding on the date of termination, and each of Mr. Calcaterra and Mr. Harrison will vest in all equity and equity-based awards that would otherwise have vested during the 12 months following the date of such termination. All of the above benefits are subject to the executive's execution of a general release of claims in our favor.

        If any of Mr. Burns, Mr. Calcaterra or Mr. Harrison is terminated as a result of (i) an involuntary termination without cause or (ii) a resignation for good reason, in either case within three months prior or 12 months following a "change in control" (as defined in the executive severance and change in control agreements), then he will receive an amount equal to the sum of (i) 18, 12 or 12 months, respectively, of the base salary amount in effect at the time of such termination, and (ii) 18, 12 or 12 months, respectively, of his target annual bonus for the year in which the change in control occurs, paid in a lump sum on the 60th day following the date of such termination. Messrs. Burns, Calcaterra and Harrison (and his spouse and dependents) will also receive medical and dental benefits provided by us at least equal to the levels of benefits provided to our similarly situated active employees until the earlier of (i) the 18-, 12- or 12-month anniversary of the date of such termination, respectively, or (ii) the date that he becomes covered under a subsequent employer's medical and dental benefits plans. Each of Messrs. Burns, Calcaterra and Harrison will also vest in all equity and equity-based awards outstanding on the date of termination. All of the above benefits are subject to the executive's execution of a general release of claims in our favor.

        For purposes of the agreements, "cause" means a finding that the executive has (i) been convicted of a felony or crime involving moral turpitude; (ii) disclosed trade secrets or confidential information to persons not entitled to receive such information; (iii) engaged in conduct in connection with his employment that has, or could reasonably be expected to result in, material injury to the business or reputation of the company, including act(s) of fraud, embezzlement, misappropriation and breach of fiduciary duty; (iv) violated our operating and ethics policies in any material way, including those relating to sexual harassment and the disclosure or misuse of confidential information; (v) engaged in willful and continued negligence in the performance of the duties assigned to him, after he has received notice of and failed to cure such negligence; or (v) breached any material provision of any agreement between the executive and our company, including any confidentiality agreement. "Good reason" means (i) a substantial and material diminution in the executive's duties or responsibilities; (ii) a material reduction in his base salary; or (iii) the relocation of his principal place of employment to a location more than 50 miles from the prior location. "Change in control" means (i) the acquisition by a person or group of more than 50% of the voting power of our stock (other than a change resulting from the death of a shareholder or a transaction in which we become a subsidiary of another corporation and, following the transaction, our shareholders prior to the transaction will beneficially own shares entitling such shareholders to more than 50% of the voting power of the parent corporation); (ii) the majority of members of our board of directors are replaced during any 12 month period by directors whose appointment or election is not endorsed by a majority of the members of the board prior to the date of the appointment or election; or (iii) the consummation of (A) a merger or consolidation with another corporation where our shareholders, immediately prior to the transaction, will not beneficially own, immediately following the transaction, shares entitling such shareholders to more than 50% of the voting power of the surviving corporation; (B) a sale or disposition of all or substantially all of our assets; or (C) our liquidation or dissolution.

        In the event that Mr. Burns, Mr. Calcaterra or Mr. Harrison would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended, or the Code, and the net after-tax benefit that he would receive by reducing such payments to the threshold level as determined by Section 280G of the Code is greater than the net after-tax benefit the executive would receive if the full amount of the such payments were made, then such payments will be reduced so that such payments do not exceed the threshold level as determined by Section 280G of the Code.

Outstanding Equity Awards at 2014 Fiscal Year-End

        The following table presents information concerning equity awards held by our named executive officers as of December 31, 2014.

	Option awards
		Number of securities underlying unexercised options (#)
	Vesting commencement date			Option exercise price ($)	Option expiration date
Name		Exercisable(1)	Unexercisable(1)
Thomas W. Burns	4/26/2007	200,000	—	$1.25	4/26/2017
	1/29/2008	200,000	—	$1.25	1/29/2018
	10/21/2008	170,640	—	$1.65	10/21/2018
	4/14/2009	19,480	—	$1.925	4/14/2019
	1/26/2010	170,640	—	$1.925	1/26/2020
	4/22/2010	19,040	—	$1.05	4/22/2020
	1/27/2011	328,000	—	$3.975	1/27/2021
	4/28/2011	69,047	—	$3.975	4/28/2021
	7/13/2012	3,583	—	$3.70	7/13/2022
	1/29/2013	256,000	—	$4.225	1/29/2023
	4/25/2013	10,880	—	$4.225	4/25/2023
	7/10/2014	—	540,000	$7.275	7/10/2024
Chris M. Calcaterra	10/21/2008	74,000	—	$1.65	10/21/2018
	4/14/2009	4,680	—	$1.925	4/14/2019
	1/26/2010	41,320	—	$1.925	1/26/2020
	1/27/2011	68,000	—	$3.975	1/27/2021
	1/29/2013	52,000	—	$4.225	1/29/2023
	7/10/2014	—	110,000	$7.275	7/10/2024
Richard L. Harrison	1/29/2008	120,000	—	$1.25	1/29/2018
	10/21/2008	74,000	—	$1.65	10/21/2018
	1/26/2010	10,000	—	$1.925	1/26/2020
	7/13/2010	2,000	—	$1.05	7/13/2020
	1/27/2011	48,000	—	$3.975	1/27/2021
	1/29/2013	18,000	—	$4.225	1/29/2023
	7/10/2014	—	44,000	$7.275	7/10/2024

(1)
Unvested options granted prior to July 1, 2014 may be exercised prior to the vesting date. However, we have the right to repurchase the shares acquired upon any such "early exercise" in the event the holder's employment is terminated prior to the vesting date. Options generally vest over four years from the vesting commencement date, with 25% vesting on the one-year anniversary of the vesting commencement date, and with the remaining amount vesting over the subsequent 36 months in equal amounts. Options granted on July 10, 2014 may not be exercised until the completion of this offering and may not be exercised prior to vesting.

Employee Benefit and Stock Plans

        Our stockholders and board of directors previously adopted the 2001 Stock Option Plan, or the 2001 Plan, and the 2011 Stock Plan, or the 2011 Plan. Our board of directors has approved the 2015 Omnibus Incentive Compensation Plan, or the 2015 Plan, and the 2015 Employee Stock Purchase Plan, or the ESPP, and we expect that our stockholders will approve the 2015 Plan and the ESPP prior to completion of this offering. Both the 2015 Plan and the ESPP will become effective in connection with this offering.

        As of December 31, 2014, the number of shares reserved for issuance, number of shares issued, number of shares underlying outstanding stock options and number of shares remaining available for future issuance under the 2001 Plan and 2011 Plan are set forth in the table below. The table below also reflects the shares associated with the 2015 Plan and the ESPP that will become effective in connection with this offering. Our board of directors has determined not to make any further awards under the 2001 Plan and 2011 Plan following the closing of this offering.

Name of Plan	Number of Shares Reserved for Issuance	Number of Shares Issued	Number of Shares Underlying Outstanding Options	Number of Shares Remaining Available for Future Issuance
2001 Plan(1)	4,761,853	1,194,828	3,016,692	—
2011 Plan(2)	3,249,325	86,740	2,640,420	522,165
2015 Plan	4,500,000	—	—	4,500,000
ESPP	450,000	—	—	450,000

(1)
This plan expired June 22, 2011 with respect to the granting of additional stock options.

2015 Omnibus Incentive Compensation Plan

        Our board of directors has approved the 2015 Plan, and we expect that our stockholders will approve the 2015 Plan prior to completion of this offering. The 2015 Plan provides us flexibility with respect to our ability to attract and retain the services of qualified employees, directors, and consultants, and to align the interests of these individuals with the interests of our stockholders.

        We have reserved an aggregate of 4,500,000 shares of our common stock for issuance under the 2015 Plan, plus any shares of our common stock subject to stock options or similar awards granted under the 2001 Plan and 2011 Plan that expire or otherwise terminate without having been exercised in full, and shares of our common stock issued pursuant to awards granted under the 2001 Plan and 2011 Plan that are forfeited to or repurchased by us. This number is subject to adjustment in the event of a stock dividend, spinoff, recapitalization, stock split, reclassification or exchange of shares, merger, reorganization, or consolidation or other change in our capital structure. To the extent that an award terminates, is repurchased by us, expires for any reason or becomes unexercisable without having been exercised in full, then any shares subject to the award may be used again for new grants. For stock appreciation rights, or SARs, only the shares that are issued or delivered pursuant to the SARs will cease to be available for grant under the 2015 Plan. Shares used to pay the exercise price of options or to satisfy tax withholding obligations with respect to an award will become available for use under the 2015 Plan.

        The number of shares of our common stock reserved for issuance under the 2015 Plan will automatically increase on the first day of each fiscal year, from January 1, 2016 (assuming the 2015 Plan becomes effective before such date) by (i) 5% of the total number of shares of our common stock outstanding on the last day of the preceding fiscal year, or (ii) a lesser number determined by our board of directors.

        The 2015 Plan permits us to make grants of incentive stock options pursuant to Section 422 of the Code, non-qualified stock options, and SARs. Incentive stock options may only be granted to our employees. Non-qualified stock options and SARs may be issued to our employees, directors, or consultants. The option exercise price of each option and the base price of each SAR granted pursuant to the 2015 Plan may not be less than 100% of the fair market value of the common stock on the date of grant. The term of each option and SAR will be fixed by the board of directors or any committee or subcommittee of the board of directors chosen to administer the 2015 Plan.

        The 2015 Plan permits us to make grants of restricted stock to our employees, directors, or consultants. During the period of restriction, employees, directors, or consultants holding restricted stock may exercise full voting rights with respect to those shares of our common stock, unless the 2015

Plan administrator determines otherwise, and will be entitled to receive all dividends paid with respect to such shares, provided that dividends that relate to restricted stock that vests based on the achievement of certain performance goals will not be paid until the restrictions on the underlying shares lapse.

        The 2015 Plan also permits us to make grants of restricted stock units, or RSUs. RSUs may be granted to our employees, directors, or consultants. Payment of earned RSUs will generally be made as soon as practicable after the date(s) determined by the 2015 Plan administrator and set forth in the written RSU agreement, but in no event later than the 15th day of the 3rd calendar month of the year following the vesting date of the RSU. RSUs may be settled in cash, shares of our common stock, or a combination of both.

        The 2015 Plan permits us to make grants of performance units and performance shares, which may be granted to our employees, directors, or consultants. Each performance unit will have an initial value that is established by the 2015 Plan administrator on or before the date of grant and each performance share will have an initial value equal to 100% of the fair market value of a share of our common stock on the date of grant. To earn performance units or performance shares, the 2015 Plan administrator may set performance objectives based upon the achievement of our company-wide, divisional, business goals unit and/or individual goals (including, but not limited to, continued employment or service), applicable federal or state securities laws, or any other basis determined by the administrator in its discretion. Further, the 2015 Plan permits us to grant certain cash incentive awards, which may, in the 2015 Plan administrator's sole and plenary discretion, be subject to the attainment of performance goals.

        The 2015 Plan is administered by the board of directors or any committee or subcommittee of the board of directors chosen to administer the 2015 Plan, which has the authority to control and manage the operation and administration of the 2015 Plan. In particular, the 2015 Plan administrator has the authority to determine the persons to whom, and the time or times at which, incentive options, nonqualified stock options, restricted stock, SARs, RSUs performance units, performance shares or cash incentive awards shall be granted. In addition, the 2015 Plan administrator has the authority to determine the number of shares to be subject to each award, and to determine the specific terms, conditions and restrictions of each award.

        Unless provided otherwise within each written applicable award agreement, in the event a successor corporation does not assume or substitute for the award, the vesting of all options, restricted stock, SARs and RSUs granted under the 2015 Plan will accelerate in the event of a "change in control" (as defined in the 2015 Plan) effective as of immediately prior to the consummation of the change in control. With respect to awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions will be deemed met. Such acceleration will not occur if awards granted under the 2015 Plan are to be assumed or substituted by the acquiring or successor entity (or parent thereof). In the event of an "involuntary termination" (as defined in the 2015 Plan) of a participant upon or within 12 months following a change in control, the vesting of all options, restricted stock, SARs and RSUs granted under the 2015 Plan will accelerate automatically and, with respect to awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions will be deemed met.

        The 2015 Plan administrator may from time to time alter, amend, suspend or terminate the 2015 Plan in such respects as they deem advisable, provided that no such alteration, amendment, suspension or termination shall be made which shall substantially affect or impair the rights of any participant under any awards previously granted without such participant's consent. We will obtain shareholder approval of any such amendment to the extent necessary to comply with applicable law.

        No awards may be granted under the 2015 Plan after June 3, 2025, which is the date that is 10 years from the date the 2015 Plan was adopted by our board of directors.

2011 Stock Plan

        The 2011 Plan was approved and adopted by our board of directors on April 28, 2011, and was subsequently approved by our stockholders in July 2011.

        We have reserved an aggregate of 3,249,325 shares of our common stock for issuance under the 2011 Plan as of the date hereof. This number is subject to adjustment in the event of a recapitalization, stock split, reclassification, stock dividend or other change in our capitalization. Shares of common stock underlying awards granted under the 2011 Plan that expire or can no longer be exercised or are surrendered pursuant to an option exchange program, as well as shares that are reacquired by us, are added back to the shares of common stock available for issuance under the 2011 Plan. In addition, any shares that are retained by us upon exercise of an award in order to satisfy the exercise or purchase price for such award or any withholding taxes due with respect to such exercise or purchase are treated as not issued and continue to be available under the 2011 Plan.

        The 2011 Plan permits us to make grants of options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code, and options that do not so qualify, which are referred to as non-qualified stock options. Incentive stock options may only be issued to our employees. Non-qualified stock options may be issued to our employees, consultants, and directors. The option exercise price of each option granted pursuant to the 2011 Plan is determined by the board of directors, and may not be less than 100% of the fair market value of the common stock on the date of grant for incentive stock options. Certain options granted under the 2011 Plan vest at a rate of no less than 20% per year over a period of five consecutive years. The term of each option is fixed by the 2011 Plan administrator and may not exceed 10 years from the date of grant. Options granted under the 2011 Plan may be exercised prior to the vesting date. If exercised early, shares issued upon exercise are subject to repurchase by us if the option holder terminates his or her service prior to the vesting date.

        The 2011 Plan also permits us to make grants of stock purchase rights. Stock purchase rights awards may be granted to our employees, consultants, and directors. The purchase price for the stock purchase rights awards granted pursuant to the 2011 Plan will be determined by the 2011 Plan administrator, and may not be less than 100% of the fair market value of the shares on the date of the offer, if required by applicable law.

        The 2011 Plan is administered by the board of directors or any committee or subcommittee of the board of directors chosen to administer the 2011 Plan, which has the authority to manage and control the administration of the 2011 Plan. The 2011 Plan administrator has the authority to determine the persons to whom awards are granted, the number of shares of common stock underlying each award, and the method and medium of payment and the term of each award. In addition, the 2011 Plan administrator has the authority to interpret the 2011 Plan and to determine the specific terms and conditions of each award.

        In the event of a corporate transaction (including without limitation a "change of control," as defined in the 2011 Plan), each outstanding option or stock purchase right will be assumed or an equivalent option or right shall be substituted by such successor corporation or a parent or subsidiary of such successor corporation, unless the successor does not agree to assume the award or to substitute an equivalent option or right, in which case such option or stock purchase right will terminate upon the consummation of the transaction.

        The board of directors may amend, suspend or terminate the 2011 Plan at any time, subject to compliance with applicable law. The board of directors may also amend, modify or terminate any outstanding award, provided that no amendment to an award may substantially affect or impair the rights of a participant under any awards previously granted without his or her written consent.

        Our board of directors has determined not to make any further awards under the 2011 Plan following the closing of this offering.

2001 Stock Option Plan

        The 2001 Plan was adopted by our board of directors on June 22, 2001, and was subsequently approved by our stockholders in June 2001.

        We have reserved an aggregate of 4,761,853 shares of our common stock for issuance under the 2001 Plan. This number is subject to adjustment in the event of a recapitalization, stock split, reclassification, stock dividend or other change in our capitalization. Shares of common stock underlying options previously granted that lapsed for any reason are added back to the shares of common stock available for issuance under the 2001 Plan.

        The 2001 Plan permits us to make grants of options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code, and options that do not so qualify, which are referred to as non-qualified stock options. Incentive stock options may only be issued to our employees. Non-qualified stock options may be issued to our employees, consultants, advisers, or directors. The option exercise price of each option granted pursuant to the 2001 Plan will be determined by the board of directors, and may not be less than 100% of the fair market value of the common stock on the date of grant for incentive stock options or 85% for non-qualified stock options. The term of each option will be fixed by the 2001 Plan administrator and may not exceed 10 years from the date of grant.

        The 2001 Plan is administered by the compensation committee of the board of directors or, if there is no such committee, by the board of directors. The 2001 Plan administrator has the authority to determine the persons to whom awards are granted, the number of shares of common stock underlying each award, and the method and medium of payment and the term of each option. In addition, the 2001 Plan administrator has the authority to interpret the 2001 Plan and to determine the specific terms and conditions of each award.

        The board of directors may amend, suspend or terminate the 2001 Plan at any time, subject to compliance with applicable law. The board of directors may also amend, modify or terminate any outstanding award, provided that no amendment to an award may substantially affect or impair the rights of a participant under any awards previously granted without his or her written consent.

        No awards may be granted under the 2001 Plan after June 22, 2011, the date that is 10 years from the date the 2001 Plan was adopted by our board of directors. Upon the adoption of the 2011 Plan, our board of directors determined that no further awards would be granted under the 2001 Plan.

2015 Employee Stock Purchase Plan

        Our board of directors has approved the ESPP, and we expect that our stockholders will approve the ESPP prior to completion of this offering. The ESPP will become effective in connection with the closing of this offering. The purpose of the ESPP is to retain and secure the services of our employees and employees of our designated affiliates, while providing incentives for such individuals to exert maximum efforts toward our success.

        The ESPP authorizes the issuance of shares of our common stock pursuant to purchase rights granted to our employees or to employees of any of our designated affiliates. We have reserved an aggregate of 450,000 shares of our common stock for issuance under the ESPP. This number is subject to adjustment in the event of a recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, repurchase, exchange of shares of our common stock, stock dividend or other change in our capital structure. The number of shares of our common stock reserved for issuance will automatically increase on the first day of each fiscal year, from January 1, 2016 (assuming the ESPP becomes effective before such date) by (i) 1% of the total number of shares of our common stock outstanding on the last day of the preceding fiscal year, or (ii) a lesser number determined by the administrator of the ESPP. The ESPP is intended to qualify as an "employee stock purchase plan" within the meaning of Section 423 of the Code.

        The ESPP will be administered by our board of directors or any committee designated by the board to administer the ESPP. The ESPP is implemented through a series of offerings of purchase rights to our eligible employees or eligible employees of any of our designated affiliates. Under the ESPP, we may specify offerings with duration of not more than 27 months, and may specify shorter purchase periods within each offering. Each offering may have one or more purchase dates on which shares of our common stock will be purchased for employees participating in the offering. An offering may be terminated under certain circumstances.

        Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, may participate in the ESPP and may contribute, normally through payroll deductions, up to 15% of their earnings for the purchase of our common stock under the ESPP. Unless otherwise determined by our board of directors or the administrator of the ESPP, common stock will be purchased for accounts of employees participating in the ESPP at a price per share equal to the lower of (i) 85% of the fair market value of a share of our common stock on the first date of an offering or (ii) 85% of the fair market value of a share of our common stock on the date of purchase.

        Employees may have to satisfy one or more service requirements before participating in the ESPP, as determined by the administrator of the ESPP. No employee may purchase shares under the ESPP at a rate in excess of $25,000 worth of our common stock, determined based on the fair market value per share of our common stock at the time such purchase right is granted, for each year such a purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under the ESPP if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value pursuant to Section 424(d) of the Code.

        In the event of a merger or change in control, any then-outstanding rights to purchase our stock under the ESPP may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity elects not to assume, continue or substitute for such purchase rights, then the participants' accumulated payroll contributions will be used to purchase shares of our common stock within a specified period prior to such corporate transaction, and such purchase rights will terminate immediately. A change in control has the same meaning as such term in the 2015 Plan.

        The administrator of the ESPP has the authority to amend or terminate our ESPP, provided that except in certain circumstances any such amendment or termination may not materially impair any outstanding purchase rights without the holder's consent. We will obtain stockholder approval of any amendment to our ESPP as required by applicable law or listing requirements.

401(k) Plan

        We maintain a tax-qualified retirement plan that provides eligible employees with an opportunity to save for retirement on a tax advantaged basis. All participants' interests in their deferrals are 100% vested when contributed. We are permitted to make profit sharing contributions to eligible participants, but we have not made any such contributions to date. We do not make matching contributions into the 401(k) plan. Pre-tax contributions are allocated to each participant's individual account and are then invested in selected investment alternatives according to the participants' directions. The 401(k) plan is intended to qualify under Sections 401(a) and 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan, and all contributions are deductible by us when made.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        The following is a summary of transactions since January 1, 2012 to which we have been a party in which the amount involved exceeded $120,000 and in which any of our executive officers, directors, promoters or beneficial holders of more than 5% of our capital stock had or will have a direct or indirect material interest, other than compensation arrangements that are described under the section of this prospectus captioned "Management—Director Compensation" and "Executive Compensation."

Private Placements

        On August 8, 2012, we issued and sold at face value convertible promissory notes in the aggregate principal amount of $4.5 million to a total of 14 accredited investors. All but one of these investors (either individually or together with affiliated investors) were beneficial holders of more than 5% of our capital stock basis as of such date. The investors included InterWest Partners IX, L.P. and funds affiliated with Versant Ventures, Domain Associates, OrbiMed, Montreux and Meritech Capital Partners. On October 2, 2012, we and the purchasers of such notes agreed to extend the maturity date of such convertible promissory notes.

        On October 2, 2012, we issued and sold convertible promissory notes in the aggregate principal amount of $6.0 million to a total of 11 accredited investors. All but one of these investors (either individually or together with affiliated investors) were beneficial holders of more than 5% of our capital stock as of such date. The investors included InterWest Partners IX, L.P. and funds affiliated with Versant Ventures, Domain Associates, OrbiMed, Montreux and Meritech Capital Partners.

        On January 22, 2013, we issued and sold an aggregate of 3,389,825 shares of our Series F convertible preferred stock at $8.85 per share, for aggregate proceeds of approximately $30.0 million (including the cancellation of the convertible promissory notes issued in August and October 2012 described above), to a total of 20 accredited investors. Accordingly, we received cash of $19.2 million for approximately 2.2 million shares, and a total of $10.8 million in principal and accrued interest was converted into approximately 1.2 million shares of our Series F convertible preferred stock. Of the 20 investors, 14, either individually or together with affiliated investors, were beneficial holders of more than 5% of our capital stock as of such date. The investors included InterWest Partners IX, L.P. and funds affiliated with Versant Ventures, Domain Associates, OrbiMed, Montreux and Meritech Capital Partners. Effective as of that date, Mr. Madera became a member of our board as the designee of Meritech Capital Partners.

        On January 9, 2014, we issued an aggregate of 104,464 shares of our Series C convertible preferred stock upon the exercise of warrants to acquire an aggregate of 185,714 shares of our Series C convertible preferred stock having an exercise price of $7.00 per share. Of such shares, four affiliates of Versant Ventures acquired an aggregate of 92,857 shares at $7.00 per share for an aggregate purchase price of approximately $0.7 million and 11,606 shares were acquired by an affiliate of Domain Associates pursuant to the cashless exercise feature under its warrants. Each of such purchasers was an accredited investor, and all of such purchasers, either individually or together with affiliated funds, were beneficial holders of more than 5% of our capital stock as of such date.

        On June 12, 2014, we issued 24,705 shares of our Series D convertible preferred stock to InterWest Partners IX, L.P. upon the exercise of warrants having an exercise price of $7.65 per share for an aggregate purchase price of approximately $0.2 million in cash.

Investors' Rights Agreement

        We have entered into an amended and restated investors' rights agreement, as amended, with certain of the holders of our outstanding common stock and the holders of our outstanding convertible preferred stock. These parties include all of the beneficial owners of 5% or more of our capital stock

(certain of which entities have designees on our board as described below under "—Voting Agreement"), two of our executive officers, Messrs. Calcaterra and Harrison, a trust affiliated with our executive officer and director Mr. Burns, and an entity affiliated with our director Mr. Bergheim. Such agreement provides, among other things, that the holders of our convertible preferred stock and certain holders of our common stock are entitled to rights with respect to the registration of their shares. For a description of these registration rights, see the section of this prospectus captioned "Description of Capital Stock—Registration Rights."

Voting Agreement

        Our current restated certificate of incorporation provides that the holders of our Series A and Series B convertible preferred stock, voting together, are entitled to elect two directors to our board; the holders of our Series C convertible preferred stock are entitled to elect two directors to our board; the holders of our Series D convertible preferred stock are entitled to elect one director to our board; the holders of our Series F convertible preferred stock are entitled to elect one director to our board; and the holders of our common stock are entitled to elect two directors to our board. Any additional directors are to be elected by the holders of convertible preferred stock and common stock voting together as a single class. However, such provisions will be removed in the restated certificate of incorporation that will be effective after the closing of this offering.

        In addition to the provisions under our restated certificate of incorporation, the election of certain of the members of our board of directors is governed by a voting agreement with certain of the holders of our outstanding common stock and the holders of our outstanding convertible preferred stock, including InterWest Partners IX, L.P. and entities affiliated with Domain Associates, Versant Ventures, Meritech Capital Partners, Montreux and OrbiMed, each of which individually or together with affiliated funds beneficially owns 5% or more of our capital stock, an entity affiliated with Mr. Bergheim, two of our executive officers, Messrs. Calcaterra and Harrison, and a trust affiliated with our executive officer and director, Mr. Burns. The parties to the voting agreement have agreed, subject to certain conditions, to vote their shares so as to elect as directors (a) one nominee designated collectively by Domain Partners IV, L.P. and DP IV Associates, L.P., currently Robert J. More; (b) one nominee designated collectively by Versant Venture Capital I, L.P. and its affiliates, currently William J. Link, Ph.D.; (c) one nominee designated collectively by Montreux Equity Partners IV, L.P. and Montreux IV Associates, LLC, currently vacant; (d) one nominee designated by InterWest Partners IX, L.P., currently Gilbert H. Kliman, M.D.; (e) one nominee designated collectively by Meritech Capital Partners III and any affiliated entities, currently Paul S. Madera; (f) one nominee designated collectively by OrbiMed Advisors, LLC and any affiliated entities, currently Jonathan T. Silverstein; (g) our current chief executive officer and president, currently Thomas W. Burns; and (h) one nominee designated by the holders of a majority of our outstanding common stock, currently Olav B. Bergheim. Upon the consummation of this offering, the obligations of the parties to the voting agreement to vote their shares so as to elect these nominees will terminate and none of our stockholders will have any special rights regarding the nomination, election or designation of members of our board of directors.

        The remaining four board members were appointed to the board by a majority of the directors then in office to fill vacancies created by an increase in the authorized number of directors.

DOSE Medical

Formation

        We formed DOSE Medical Corporation, or DOSE, a Delaware corporation, on October 1, 2009. DOSE was initially our wholly-owned subsidiary, and we transferred certain assets to DOSE in exchange for the issuance of shares of DOSE stock to our company. On March 31, 2010, we issued a stock dividend of our equity interest in DOSE to each of our then stockholders. As part of the transaction, we entered into a patent license agreement with DOSE and three additional agreements providing for employee leasing, space sharing and transition services. As part of that transaction, certain of our then current employees, including our executive employees Thomas W. Burns, Chris M. Calcaterra and Richard L. Harrison, were granted rights convertible into our common stock, all of which were exercised. Our president and chief executive officer, Thomas W. Burns, serves as president and chief executive officer of DOSE, and Richard L. Harrison, our treasurer and chief financial officer, is the chief financial officer of DOSE. DOSE's board of directors consists solely of Thomas W. Burns and William J. Link, Ph.D., each of whom is a member of our board of directors.

DOSE Beneficial Ownership

        The following table sets forth the beneficial ownership of DOSE as of May 31, 2015 by those entities and persons who are our executive officers, directors or beneficial owners of more than 5% of our common stock:

	Number of DOSE Shares Beneficially Owned	Percentage of DOSE Shares Beneficially Owned
>5% Stockholders(1)
Entities affiliated with Domain Associates	558,805	11.2%
Entities affiliated with Versant Ventures	663,720	13.3%
Entities affiliated with Frazier Healthcare	566,848	11.4%
Entities affiliated with InterWest Partners	566,848	11.4%
Entities affiliated with Montreux	565,037	11.4%
Entities affiliated with OrbiMed	633,550	12.7%
Entities affiliated with Meritech Capital Partners	591,662	10.6%
Our Executive Officers and Directors
Thomas W. Burns	450,357	9.1%
Chris M. Calcaterra	68,278	1.4%
Richard L. Harrison	57,403	1.2%
William J. Link, Ph.D.(1)	663,720	13.3%
Olav B. Bergheim	97,708	2.0%
Gilbert H. Kliman, M.D.(1)	566,848	11.4%
Mark J. Foley	—	—
David F. Hoffmeister	—	—
Paul S. Madera(1)	591,662	10.6%
Robert J. More	—
Jonathan T. Silverstein	—	—
Marc A. Stapley	—
Aimee S. Weisner	—	—

(1)
For information regarding the ownership and control of shares held by the beneficial owners of more than 5% of our common stock, see "Principal Stockholders." For Dr. Link, represents shares held by entities affiliated with Versant Ventures; for Dr. Kliman, represents shared held by entities affiliated with InterWest; and for Mr. Madera, represents shares held by entities affiliated with Meritech Capital Partners.

DOSE Indebtedness

        On May 6, 2010, we loaned $1.0 million to DOSE pursuant to a promissory note that carried simple interest at the rate of 8% per annum, and was initially due for repayment on December 31,

2012, which payment date has been extended indefinitely. In addition, we have provided DOSE the cash required to fund its operations that, together with accrued interest, has been recorded in an intercompany receivable account that is eliminated in consolidation. None of the principal or any accrued interest has been repaid. The total amount owed to us by DOSE at March 31, 2015 is $10.2 million, which is the largest amount outstanding since January 1, 2012 on indebtedness owed to us by DOSE.

DOSE Asset Purchase Agreement

        On July 10, 2014, we entered into an asset purchase agreement with DOSE. Pursuant to the asset purchase agreement, we agreed to purchase certain glaucoma-related assets owned by DOSE contingent upon, among other things, the approval of that transaction by our stockholders and the stockholders of DOSE and the completion of this initial public offering. We agreed to pay DOSE $15.0 million cash and cancel the aggregate amount of indebtedness owed to us by DOSE as of the date of the closing ($10.2 million as of March 31, 2015). We determined the valuation for DOSE based in part on the results of a valuation conducted by an independent third-party. Our stockholders and the stockholders of DOSE approved the terms of the asset purchase. We expect to use $15.0 million of the net proceeds from this offering to pay the cash portion of the consideration. Upon closing of the asset purchase, Messrs. Burns and Harrison will resign as officers of DOSE, however neither Mr. Burns nor Dr. Link has informed us that he intends to resign from the DOSE board of directors. We are not aware of any plan for DOSE to distribute any portion of the $15.0 million cash consideration to its stockholders.

        Concurrent with our purchase of the glaucoma-related assets, we will enter into an amended and restated patent license agreement and an amended and restated transition services agreement with DOSE, which will take effect upon the closing of the asset purchase.

        Under the terms of amended and restated patent license agreement, we will receive a worldwide exclusive license to practice certain of DOSE's existing patents and future related patents in connection with applications for the treatment of glaucoma or any disorder or disease primarily affecting the anterior segment of the eye. We will also receive the right to use certain regulatory data and submissions of DOSE for our products in our exclusive fields. In return, DOSE will receive a worldwide exclusive license to practice certain of our existing patents and future related patents in applications involving biosensors and/or in applications for the treatment of any disorder or disease (other than glaucoma) primarily affecting the posterior segment of the eye. DOSE will also receive the right to use certain of our regulatory data and submissions for its products in its exclusive fields. Each license will be fully paid-up, irrevocable, and perpetual, and will include the right to sublicense.

        Under the amended and restated transition services agreement, we will continue to provide DOSE with certain accounting and financial services, IT support and limited engineering support and such additional services to which the parties may agree for a period of three years for a fee of $4,500 per month. If additional services are provided to DOSE, the monthly fees will be increased appropriately. Additionally, DOSE will pay us rent of $1,500 per month for the use of a portion of space sublet from us by DOSE. If DOSE uses more of the premises subject to the sublease, the monthly rent will be increased appropriately. DOSE will be able to terminate the agreement on 60 days' notice and we will be able to terminate the agreement on 180 days' notice.

Other Transactions

        We have entered into an indemnification agreement with each of our directors and certain of our officers.

        We have entered into severance and change in control agreements with our senior management employees, including our executive officers that, among other things, provides for certain severance and change of control benefits. For a description of these agreements see the section of this prospectus captioned "Executive Compensation—Executive Severance and Change in Control Agreements."

        We have granted stock options to our employees, including our executive officers, and our directors. See the section of this prospectus captioned "Executive Compensation—Executive Compensation Arrangements" and "Management—Director Compensation."

Related Person Transaction Policy

        We have adopted a written related person transactions policy, effective upon the closing of this offering, which sets forth our policies and procedures regarding the identification, review, consideration, approval and oversight of "related person transactions." For purposes of our policy only, a "related person transaction" is a past, present or future transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any "related person" are participants, the amount involved exceeds $120,000 and a related person has a direct or indirect material interest. Transactions involving compensation for services provided to us as an employee, director, consultant or similar capacity by a related person are not covered by this policy. A "related person," as determined since the beginning of our last fiscal year, is any executive officer, director or nominee to become director, a holder of more than 5% of our common stock, including any immediate family members of such persons. Any related person transaction may only be consummated if approved or ratified by our audit committee in accordance with the policy guidelines set forth below.

        Under the policy, where a transaction has been identified as a related person transaction, management must present information regarding the proposed related person transaction to our audit committee for review and approval. In considering related person transactions, our audit committee takes into account the relevant available facts and circumstances including, but not limited to whether the terms of such transaction are no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person's interest in the transaction. In the event a director has an interest in the proposed transaction, the director must recuse himself from the deliberations and approval process.

PRINCIPAL STOCKHOLDERS

        The following table sets forth certain information with respect to the beneficial ownership of our common stock at May 31, 2015, as adjusted to reflect the sale of common stock offered by us in this offering, for:

  •
  each person who we know beneficially owns more than 5% of our common stock;

  •
  each of our directors;

  •
  each of our named executive officers; and

  •
  all of our directors and executive officers as a group.

        The percentage of beneficial ownership prior to the offering shown in the table is based upon 24,795,728 shares of common stock outstanding as of May 31, 2015, which reflects (i) the issuance of 437,324 shares of common stock from April 1, 2015 through May 31, 2015 and assumes (ii) the automatic conversion of all outstanding convertible preferred stock into an aggregate of 21,642,043 shares of our common stock in connection with the closing of this offering and (iii) the issuance of 68,395 shares of our common stock upon the net exercise of outstanding warrants to acquire shares of our Series D convertible preferred stock, assuming an initial public offering price of $16.50 per share, the mid-point of the price range as reflected on the cover page of this prospectus. The percentage of beneficial ownership after this offering shown in the table is based on 30,795,728 shares of common stock outstanding after the closing of this offering, which further assumes the sale of all 6,000,000 shares in this offering.

        Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our common stock. We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules take into account shares of common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable within 60 days of May 31, 2015. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

        Except as otherwise noted below, the address for each person or entity listed in the table is c/o Glaukos Corporation, 26051 Merit Circle, Suite 103, Laguna Hills, California 92653.

		Percentage of Shares Beneficially Owned
	Number of Shares Beneficially Owned
		Before Offering	After Offering
	Before Offering
>5% Stockholders
Entities affiliated with Domain Associates(1)	3,027,994	12.2%	9.8%
Entities affiliated with Versant Ventures(2)	3,135,072	12.6%	10.2%
Entities affiliated with Frazier Healthcare(3)	2,591,907	10.4%	8.4%
Entities affiliated with InterWest Partners(4)	2,603,362	10.5%	8.5%
Entities affiliated with Montreux(5)	3,268,357	13.2%	10.6%
Entities affiliated with OrbiMed(6)	2,896,870	11.7%	9.4%
Entities affiliated with Meritech Capital Partners(7)	3,026,678	12.2%	9.8%
Executive Officers and Directors
Thomas W. Burns(8)	2,852,669	10.7%	8.8%
Chris M. Calcaterra(9)	449,036	1.8%	1.4%
Richard L. Harrison(10)	286,268	1.2%	0.9%
William J. Link, Ph.D.(11)	3,138,405	12.6%	10.2%
Olav B. Bergheim(12)	356,133	1.4%	1.2%
Gilbert H. Kliman, M.D.(13)	2,606,695	10.5%	8.5%
Mark J. Foley(14)	3,333	*	*
David F. Hoffmeister(15)	3,333	*	*
Paul S. Madera(16)	3,026,678	12.2%	9.8%
Robert J. More	—	—	—
Jonathan T. Silverstein(17)	3,333	*	*
Marc A. Stapley(18)	3,333	*	*
Aimee S. Weisner(19)	3,333	*	*
All executive officers and directors as a group (13 persons total)	12,732,549	47.3%	38.7%

*
Represents beneficial ownership of less than 1% of the outstanding shares of our common stock.

(1)
Consists of (i) 63,200 shares held of record by Domain Associates, L.L.C., a Delaware limited liability company (ii) 2,057,190 shares and 10,979 shares that may be acquired pursuant to the net exercise of warrants held of record by Domain Partners IV, L.P., a Delaware limited partnership ("DP IV") (iii) 14,041 shares held of record by DP IV Associates, L.P., a Delaware limited partnership ("DP IV-A"), (iv) 876,083 shares held of record by Domain Partners VIII, L.P., a Delaware limited partnership ("DP VIII") and (v) 6,501 shares held of record by DP VIII Associates, L.P., a Delaware limited partnership ("DP VIII-A"). The managing members of Domain Associates, L.L.C. are James C. Blair, Brian H. Dovey, Jesse I. Treu, Kathleen K. Schoemaker, Nicole Vitullo, Brian K. Halak and Kim P. Kamdar and they share voting and dispositive power over the shares held by such entity; however, they disclaim beneficial ownership of the shares held by such entity except to the extent of their pecuniary interests therein. One Palmer Square Associates IV, L.L.C., a Delaware limited liability company ("OPSA IV"), is the general partner of DP IV and DP IV-A and owns no shares directly. James C. Blair, Brian H. Dovey, Jesse I. Treu and Kathleen K. Schoemaker are the managing members of OPSA IV and they share voting and dispositive power over the shares held by DP IV and DP IV-A; however, they disclaim beneficial ownership of such shares except to the extent of their pecuniary interests therein. One Palmer Square Associates VIII, L.L.C., a Delaware limited liability company ("OPSA VIII") is the general partner of DP VIII and DP VIII-A and owns no shares directly. James C. Blair, Brian H. Dovey, Brian K. Halak, Jesse I. Treu, Kathleen K Schoemaker and Nicole

  Vitullo are the managing members of OPSA VIII and share voting and dispositive power over the shares held by DP VIII and DP VIII-A; however, they disclaim beneficial ownership of such shares except to the extent of their pecuniary interests therein. The address for such entities and persons is c/o Domain Associates, One Palmer Square, Princeton, New Jersey 08542.

(2)
Consists of (i) 2,868,959 shares and 14,810 shares that may be acquired pursuant to the net exercise of warrants held by Versant Venture Capital I, L.P., a Delaware limited partnership ("VVC I"), (ii) 61,886 shares and 309 shares that may be acquired pursuant to the net exercise of warrants held by Versant Affiliates Fund I-A, L.P., a Delaware limited partnership ("VAF I-A"), (iii) 131,738 shares and 695 shares that may be acquired pursuant to the net exercise of warrants held by Versant Affiliates Fund I-B, L.P., a Delaware limited partnership ("VAF I-B") and (iv) 56,379 shares and 296 shares that may be acquired pursuant to the net exercise of warrants held by Versant Side Fund I, L.P., a Delaware limited partnership ("VSF I"). Versant Ventures I, LLC, a Delaware limited liability company ("VV I") serves as the sole general partner of VVC I, VAF I-A, VAF 1-B and VSF I and VV I owns no shares directly. Brian G. Atwood, Samuel D. Colella, Ross A. Jaffe, William J. Link, Ph.D., Donald B. Milder, Rebecca B. Robertson and Barbara N. Lubash are directors and/or members of VV I and share voting and dispositive power over the shares held by VVC I, VAF I-A, VAF 1-B and VSF I; however, they disclaim beneficial ownership of the shares held by such entities except to the extent of their pecuniary interests therein. The address for such entities and persons is c/o Versant Ventures, One Sansome Street, Suite 3630, San Francisco, California 94104. William J. Link, Ph.D., is a member of our board of directors.

(3)
Consists of 2,578,657 shares and 13,250 shares that may be acquired pursuant to the net exercise of warrants held by Frazier Healthcare V, L.P., a Delaware limited partnership ("FH-V"). FHM V, L.P., a Delaware limited partnership ("FHM V L.P.") serves as the sole general partner of FH-V and owns no shares directly, FHM V LLC a Delaware limited liability company ("FHM V LLC") serves as the sole general partner of FHM V, L.P. and owns no shares directly. Nathan Every, Alan Frazier, Nader Naini, Patrick Heron and James Topper are members of FHM V, LLC and share voting and dispositive power over the shares held by FH-V; however, they disclaim beneficial ownership of the shares held by FH-V except to the extent of their pecuniary interests therein. The address for such entities and persons is c/o Frazier Healthcare V, L.P., 601 Union Street Suite 3200 Seattle, Washington 98101.

(4)
Consists of 2,603,362 shares held by InterWest Partners IX, L.P., a California limited partnership ("IWP-9"). InterWest Management Partners IX, LLC, a California limited liability company ("IWMP-9") serves as the sole general partner of IWP-9 and owns no shares directly. Philip T. Gianos, W. Stephen Holmes, Gilbert H. Kliman, M.D. and Arnold L. Oronsky are the managing directors of IMP9. Bruce A. Cleveland, Nina Kjellson, Khaled A. Nasr and Douglas A. Pepper are the venture members of IMP9. These individuals share voting and dispositive power over the shares held by IWP-9; however, they disclaim beneficial ownership of the shares held by such entities except to the extent of their pecuniary interests therein. The address for such entities and persons is c/o InterWest Partners, 2710 Sand Hill Road, Suite 200, Menlo Park, California 94025. Dr. Kliman is a member of our board of directors.

(5)
Consists of (i) 3,093,701 shares and 13,250 shares that may be acquired pursuant to the net exercise of warrants held by Montreux Equity Partners IV, L.P., a California limited partnership ("MEP-IV") and (ii) 161,406 shares held by Montreux IV Associates, LLC, a California limited liability company ("MA IV"). Montreux Equity Management IV, LLC, a California limited liability company ("MEM IV") serves as the sole general partner of MEP IV and manager of MA IV. John Savarese, M.D., Howard D. Palefsky and Daniel K. Turner, III are directors and/or members of MEM IV and share voting and dispositive power over the shares held by MEP-IV, MA-IV and MEM IV; however, they disclaim beneficial ownership of the shares held by such entities except to the extent of their pecuniary interests therein. The address for such entities and persons is c/o Montreux, One Ferry Building, Suite 255, San Francisco, California 94111.

(6)
Consists of (i) 2,854,870 shares and 14,667 shares that may be acquired pursuant to the net exercise of warrants held by OrbiMed Private Investments III, L.P., a Delaware limited partnership ("OPI III") and (ii) 27,194 shares and 139 shares that may be acquired pursuant to the net exercise of warrants held by OrbiMed Associates III, L.P., a Delaware limited partnership ("OMA III"). OrbiMed Capital GP III LLC, a Delaware limited liability company ("OC III") serves as the sole general partner of OPI III and owns no shares directly. OrbiMed Advisors L.L.C., a Delaware limited liability company ("OA") serves as the sole general partner of OMA III and is the managing member of OC III and owns no shares directly. Samuel D. Isaly is the managing member of and owner of a controlling interest in OA, and OA and Mr. Isaly may be deemed to have voting and investment power over the shares held by OPI III and OMA III; however he disclaims beneficial ownership of the shares held by OPI III and OMA III except to the extent of his pecuniary interest therein. The address for such entities and person is c/o OrbiMed Advisors LLC, 601 Lexington Avenue, 54th Floor, New York, New York 10022.

(7)
Consists of (i) 2,972,501 shares held by Meritech Capital Partners III L.P., a Delaware limited partnership ("MCP III") and (ii) 54,177 shares held by Meritech Capital Affiliates III, L.P., a Delaware limited partnership ("MCAFF III"). Meritech Capital Associates III L.L.C., a Delaware limited liability company ("MCA III"), serves as the sole general partner of MCP III and MCAFF III. Meritech Management Associates III L.L.C., a Delaware limited liability company ("MMA III") is a managing member of MCA III. Paul S. Madera, Michael B. Gordon, Robert D. Ward and George H. Bischof are the managing members of MMA III and share voting and dispositive power over the shares held by MCP III, MCAFF III, MCA III and MMA III; however, they disclaim beneficial ownership of the shares held by such entities except to the extent of their pecuniary interests therein. The address for such entities and persons is c/o Meritech Capital Partners, 245 Lytton Ave, Suite 125, Palo Alto, California 94301. Mr. Madera is a member of our board of directors.

(8)
Consists of (i) 1,787,311 shares issuable upon the exercise of options that are held directly by Mr. Burns, (ii) 238,107 shares held by the Burns Annuity Trust, of which Mr. Burns is a beneficiary and co-Trustee, (iii) 120,000 shares held by the Burns Charitable Remainder Trust, of which Mr. Burns is a beneficiary and co-Trustee, (iv) 507,251 shares held by the Burns Family Trust of which Mr. Burns is a beneficiary and co-Trustee (v) 100,000 shares held by the Thomas W. Burns Irrevocable Trust, of which Mr. Burns is a beneficiary, and (vi) 100,000 shares held by the Janet M. Burns Irrevocable Trust, of which Mr. Burns' spouse is a beneficiary. The number of shares issuable upon the exercise of options includes 107,290 shares subject to options that are currently exercisable but that are not subject to vesting within 60 days of May 31, 2015 and accordingly, if exercised, are subject to a repurchase right until vested.

(9)
Consists of 246,536 shares and 202,500 shares issuable upon the exercise of options held directly by Mr. Calcaterra. The number of shares issuable upon the exercise of options includes 48,084 shares subject to options that are currently exercisable but that are not subject to vesting within 60 days of May 31, 2015 and accordingly, if exercised, are subject to a repurchase right until vested.

(10)
Consists of 209,268 shares and 77,000 shares issuable upon the exercise of options held directly by Mr. Harrison. The number of shares issuable upon the exercise of options includes 40,125 shares subject to options that are currently exercisable but that are not subject to vesting within 60 days of May 31, 2015 and accordingly, if exercised, are subject to a repurchase right until vested.

(11)
Consists of (i) the shares described in Note (2) above and (ii) 3,333 shares issuable upon the exercise of options held directly by Dr. Link. Dr. Link disclaims beneficial ownership of the shares held by VAF I-A, VAF 1-B, VSF I, and VVC I as described in Note (2) above, except to the extent of his pecuniary interest therein. The address for Dr. Link is c/o Versant Ventures, 1700 Owens Street, Suite 541, San Francisco, California 94158.

(12)
Consists of (i) 352,800 shares held by Fjordinvest, LLC, a Delaware limited liability company and (ii) 3,333 shares issuable upon the exercise of options held directly by Mr. Bergheim. Micro LLC, a Delaware limited liability company, is the managing member of Fjordinvest, LLC, and Mr. Bergheim is the president of Micro LLC. Mr. Bergheim shares voting and dispositive power over the shares held by Fjordinvest, LLC; however, he disclaims beneficial ownership of the shares held by such entity except to the extent of his pecuniary interest therein.

(13)
Consists of (i) the shares described in Note (4) above and (ii) 3,333 shares issuable upon the exercise of options held directly by Dr. Kliman. Dr. Kliman disclaims beneficial ownership of the shares held by IWP-9 and IWMP-9 as described in Note (4) above, except to the extent of his pecuniary interest therein. The address for Dr. Kliman is c/o InterWest Partners, 2710 Sand Hill Road, Suite 200, Menlo Park, California 94025.

(14)
Represents 3,333 shares issuable upon the exercise of options held directly by Mr. Foley.

(15)
Represents 3,333 shares issuable upon the exercise of options held directly by Mr. Hoffmeister.

(16)
Consists of the shares described in Note (7) above. Mr. Madera disclaims beneficial ownership of the shares held by MCP III and MCA III as described in Note (7) above, except to the extent of his pecuniary interest therein. The address for Mr. Madera is c/o Meritech Capital Partners, 245 Lytton Ave, Suite 125, Palo Alto, California 94301.

(17)
Represents 3,333 shares issuable upon the exercise of options held directly by Mr. Silverstein.

(18)
Represents 3,333 shares issuable upon the exercise of options held directly by Mr. Stapley.

(19)
Represents 3,333 shares issuable upon the exercise of options held directly by Ms. Weisner.

 DESCRIPTION OF CAPITAL STOCK

General

        The following is a summary of the rights of our common stock and preferred stock and of certain provisions of our restated certificate of incorporation and amended and restated bylaws, as they will be in effect upon the completion of this offering.

        Immediately upon completion of this offering, our authorized capital stock will consist of shares, all with a par value of $0.001 per share, of which:

  •
  150,000,000 shares are designated as common stock; and

  •
  5,000,000 shares are designated as preferred stock.

        In connection with the closing of this offering, all the outstanding shares of our convertible preferred stock will automatically convert into an aggregate of 21,642,043 shares of our common stock. Additionally, if not exercised for cash prior to the closing of this offering, outstanding warrants to purchase shares of our Series D convertible preferred stock will be net exercised immediately prior to the closing of this offering based on the initial public offering price for shares of our common stock.

Common Stock

        Based on 2,647,966 shares of common stock outstanding as of March 31, 2015, the automatic conversion of convertible preferred stock outstanding as of March 31, 2015, into 21,642,043 shares of common stock in connection with the completion of this offering, the net exercise of all outstanding warrants immediately prior to the closing of this offering resulting in the issuance of 68,395 shares of our common stock upon the closing of this offering, the issuance of 6,000,000 shares of common stock in this offering, and no exercise of options, there will be 30,358,404 shares of common stock outstanding upon the closing of this offering.

        As of March 31, 2015, assuming the automatic conversion of all outstanding convertible preferred stock into common stock in connection with the closing of this offering and the exercise of all outstanding warrants, we had approximately 102 record holders of our common stock.

Voting

        The holders of our common stock are entitled to one vote per share on all matters to be voted on by our stockholders. Our restated certificate of incorporation prohibits cumulative voting. Each election of directors by our stockholders will be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Our restated certificate of incorporation includes certain supermajority voting provisions relating to the removal of directors, certain amendments to our restated certificate of incorporation and certain amendments to our amended and restated bylaws.

Dividends

        Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. For more information, see the section of this prospectus captioned "Dividend Policy."

Liquidation

        In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

        Holders of common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Fully Paid and Nonassessable

        All of our outstanding shares of common stock are, and the shares of common stock to be issued pursuant to this offering, when paid for, will be fully paid and nonassessable.

Preferred Stock

        Though we currently have no plans to issue any shares of preferred stock, upon the closing of this offering and the filing of our restated certificate of incorporation, our board of directors will have the authority, without further action by our stockholders, to designate and issue up to 5,000,000 shares of preferred stock in one or more series. Our board of directors may also designate the rights, preferences and privileges of each such series of preferred stock, any or all of which may be greater than or senior to those of the common stock. Though the actual effect of any such issuance on the rights of the holders of common stock will not be known until our board of directors determines the specific rights of the holders of preferred stock, the potential effects of such an issuance include:

  •
  diluting the voting power of the holders of common stock;

  •
  reducing the likelihood that holders of common stock will receive dividend payments;

  •
  reducing the likelihood that holders of common stock will receive payments in the event of our sale, liquidation, dissolution, or winding up; and

  •
  delaying, deterring or preventing a change-in-control or other corporate takeover.

Warrants

        As of March 31, 2015, we had outstanding warrants to acquire an aggregate of 127,524 shares of our Series D convertible preferred stock. These warrants have an exercise price of $7.65 per share and provide that unless the warrants are previously exercised or the holder otherwise specifies, the warrants will be automatically exercised on net basis based on the initial public offering price effective as of immediately prior to completion of this offering for shares of our common stock. In addition as of March 31, 2015, we had outstanding warrants to acquire an aggregate 11,298 shares of our common stock at an exercise price of $8.85 per share, which warrants expire February 23, 2022.

Registration Rights

        Under our investors' rights agreement, following the closing of this offering, the holders of approximately 22,823,238 shares of common stock, including shares issuable upon conversion of our convertible preferred stock and net exercise of our Series D warrants, or their transferees, will have the right to require us to register the offer and sale of their shares, or to include their shares in certain registration statements we file, in each case as described below. The following is a summary of those registration rights and is not complete.

Demand Registration Rights

        At any time after the earlier of June 30, 2015 and six months after the effective date of this offering, certain holders of at least a majority of the shares having registration rights held by those holders have the right to demand that we use our reasonable best efforts to file a registration statement for the registration of the offer and sale of shares having registration rights that are requested to be registered, provided the anticipated net offering proceeds are not less than $20.0 million. However, the holders of these demand rights have also agreed with the representatives of the underwriters not to exercise these rights for a period of 180 days after the date of this prospectus without the consent of the representatives of the underwriters. See "Shares Eligible for Future Sale—Lock-Up Agreements" and "Underwriting." We are only obligated to file up to three registration statements in connection with the exercise of demand registration rights. These registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances and our ability to defer the filing of a registration statement with respect to an exercise of such demand registration rights for up to 180 days under certain circumstances.

Form S-3 Registration Rights

        At any time after we are qualified to file a registration statement on Form S-3, a stockholder with registration rights will have the right to request that we effect a registration of their shares on Form S-3 so long as the anticipated offering price is at least $1.0 million. We are obligated to use our best efforts to effect that registration. There are no limits on the number of times that we may be obligated to effect Form S-3 registrations but we are only obligated to file up to two registration statements on Form S-3 within a 12-month period. These registration rights are subject to specified conditions and limitations.

Piggyback Registration Rights

        At any time after the closing of this offering, if we propose to register the offer and sale of any of our securities under the Securities Act of 1933, as amended, or the Securities Act, either for our own account or for the account of other stockholders, a stockholder with registration rights will have the right, subject to certain exceptions, to include their shares of common stock in the registration statement. These registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration statement under certain circumstances, but not below 25% of the total number of shares covered by the registration statement.

Expenses of Registration

        With certain exceptions, we are obligated to pay all expenses relating to any demand registrations, Form S-3 registrations and piggyback registrations, other than underwriting discounts and selling commissions.

Termination

        The registration rights terminate upon (1) the date that is five years after the closing of this offering or (2) as to a given holder of registration rights, when such holder of registration rights can sell all of such holder's registrable securities in a three-month period pursuant to Rule 144 promulgated under the Securities Act.

Anti-Takeover Effects of Delaware Law and Our Restated Certificate of Incorporation and Amended and Restated Bylaws

Delaware Law

        Certain provisions of Delaware law and our restated certificate of incorporation and amended and restated bylaws that will become effective upon completion of this offering contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed in part to encourage anyone seeking to acquire control of us to negotiate with our board of directors. We believe that the advantages gained by protecting our ability to negotiate with any unsolicited and potentially unfriendly acquirer outweigh the disadvantages of discouraging such proposals, including those priced above the then-current market value of our common stock, because, among other reasons, the negotiation of such proposals could improve their terms.

Restated Certificate of Incorporation and Amended and Restated Bylaws

        Our restated certificate of incorporation and amended and restated bylaws to become effective in connection with this offering include provisions that:

  •
  authorize our board of directors to issue, without further action by our stockholders, up to 5,000,000 shares of undesignated preferred stock;

  •
  require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

  •
  specify that special meetings of our stockholders can be called only by our board of directors, the chairman of our board of directors, the chief executive officer or the president;

  •
  establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors;

  •
  provide that directors may be removed only for cause by a supermajority vote of the stockholders;

  •
  provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum;

  •
  establish that our board of directors is divided into three classes, Class I, Class II and Class III, with each class serving staggered terms;

  •
  specify that no stockholder is permitted to cumulate votes at any election of our board of directors; and

  •
  require a supermajority vote of the stockholders and a majority of the board to amend certain of the above-mentioned provisions and our bylaws.

Exclusive Forum

        Under the provisions of our restated certificate of incorporation to become effective upon the completion of this offering, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of us; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders; (iii) any action asserting a claim against us arising pursuant to any provision of the Delaware General

Corporation Law, or DGCL, or our restated certificate of incorporation or amended and restated bylaws; or (iv) any action asserting a claim against us governed by the internal affairs doctrine. The enforceability of similar choice of forum provisions in other companies' certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any action, a court could find the choice of forum provisions contained in our restated certificate of incorporation to be inapplicable or unenforceable in such action.

Delaware Anti-Takeover Statute

        We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

  •
  prior to the date of the transaction, our board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  •
  upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not for determining the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers, and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  at or subsequent to the date of the transaction, the business combination is approved by our board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

        Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation's outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may discourage business combinations or other attempts that might result in the payment of a premium over the market price for the shares of common stock held by our stockholders.

        The provisions of Delaware law and our restated certificate of incorporation and amended and restated bylaws to become effective upon completion of this offering could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC. The transfer agent and registrar's address is 6201 15th Avenue, Brooklyn, New York 11219. The transfer agent's telephone number is (718) 921-8200.

Listing

        Our common stock has been approved for listing on the New York Stock Exchange under the symbol "GKOS."

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our common stock, and although our common stock has been approved for listing on the New York Stock Exchange, we cannot assure you that there will be an active public market for our common stock following this offering. We cannot predict what effect, if any, sales of our shares in the public market or the availability of shares for sale will have on the market price of our common stock. Future sales of substantial amounts of common stock in the public market, including shares issued upon exercise of outstanding options, or the perception that such sales may occur, however, could adversely affect the market price of our common stock and also could adversely affect our future ability to raise capital through the sale of our common stock or other equity-related securities at times and prices we believe appropriate.

        Upon completion of this offering, based on our shares outstanding as of March 31, 2015 and after giving effect to (i) the automatic conversion of our outstanding convertible preferred stock into an aggregate of 21,642,043 shares of common stock in connection with the closing of this offering, (ii) the issuance of 68,395 shares of our common stock upon the net exercise of outstanding warrants to acquire our Series D convertible preferred stock, assuming an initial public offering price of $16.50 per share, the mid-point of the price range as reflected on the cover page of this prospectus, which will occur in connection with the closing of this offering, and (iii) the issuance of 6,000,000 shares of common stock being offered hereby, approximately 30,358,404 shares of our common stock will be outstanding. All of the shares of common stock expected to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, unless held by our "affiliates," as that term is defined in Rule 144 under the Securities Act. The remaining outstanding shares of our common stock will be deemed "restricted securities" as that term is defined under Rule 144. Restricted securities may be sold in the public market only if their offer and sale is registered under the Securities Act or if the offer and sale of those securities qualify for an exemption from registration, including exemptions provided by Rules 144 and 701 under the Securities Act, which are summarized below.

        As a result of the lock-up agreements described below and the provisions of Rules 144 or 701, the shares of our common stock that will be deemed "restricted securities" will be available for sale in the public market following the completion of this offering as follows:

  •
  no shares will be eligible for sale on the date of this prospectus; and

  •
  approximately 24,358,404 shares will be eligible for sale upon expiration of the lock-up agreements described below, beginning more than 180 days after the date of this prospectus, subject in some cases to applicable volume limitations under Rule 144.

        We may issue shares of our common stock from time to time for a variety of corporate purposes, including in capital-raising activities through future public offerings or private placements, in connection with exercise of stock options, vesting of restricted stock units and other issuances relating to our employee benefit plans and as consideration for future acquisitions, investments or other purposes. The number of shares of our common stock that we may issue may be significant, depending on the events surrounding such issuances. In some cases, the shares we issue may be freely tradable without restriction or further registration under the Securities Act; in other cases, we may grant registration rights covering the shares issued in connection with these issuances, in which case the holders of the common stock will have the right, under certain circumstances, to cause us to register any resale of such shares to the public.

Lock-up Agreements

        We, our directors and officers and the holders of substantially all of our equity securities have agreed, subject to certain exceptions, not to offer, sell or transfer any common stock or securities convertible into or exchangeable or exercisable for common stock, for 180 days after the date of this prospectus without first obtaining the written consent of J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co. on behalf of the underwriters. These agreements are described in the section of this prospectus captioned "Underwriting."

        J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co. have has advised us that they have no present intent or arrangement to release any shares subject to a lock-up, and will consider the release of any lock-up on a case-by-case basis. Upon a request to release any shares subject to a lock-up, J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co. would consider the particular circumstances surrounding the request, including, but not limited to, the length of time before the lock-up expires, the number of shares requested to be released, reasons for the request, the possible impact on the market of our common stock and whether the holder of our shares requesting the release is an officer, director or other affiliate of ours.

Rule 144

        In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not our affiliate and has not been our affiliate for purposes of the Securities Act at any time during the preceding three months will be entitled to sell any shares of our common stock that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, subject only to the availability of current public information about us. Sales of our common stock by any such person would be subject to the availability of current public information about us if the shares to be sold were beneficially owned by such person for less than one year.

        In addition, under Rule 144, a person may sell shares of our common stock acquired from us immediately upon the completion of this offering, without regard to the registration requirements of the Securities Act or the availability of public information about us, if:

  •
  the person is not our affiliate and has not been our affiliate at any time during the preceding three months; and

  •
  the person has beneficially owned the shares to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates.

        Beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of our common stock then outstanding, which will equal approximately 303,584 shares immediately after this offering; and

  •
  the average weekly trading volume in our common stock on the New York Stock Exchange during the four calendar weeks preceding the date of filing of a notice on Form 144 with respect to the sale.

        Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. To the extent that shares were acquired from one of our affiliates, a person's holding period for the purpose of effecting a sale under Rule 144 would commence on the date of transfer from the affiliate.

Rule 701

        In general, under Rule 701, an employee, director, officer, consultant or advisor of a company who purchased shares of its common stock pursuant to a written compensatory plan or contract and who is not deemed to have been one of its affiliates during the immediately preceding 90 days may sell these shares in reliance upon Rule 144, but without being required to comply with the notice, manner of sale or public information requirements or volume limitation provisions of Rule 144. Rule 701 also permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701.

        As of March 31, 2015, 1,480,300 shares of our outstanding common stock had been issued in reliance on Rule 701 as a result of exercises of stock options. However, all of these shares are subject to lock-up agreements as discussed above or market stand-off provisions, and, as a result, these shares will generally only become eligible for sale at the earlier of the expiration of the lock-up period or upon obtaining the consent of J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co. on behalf of the underwriters to release all or any portion of these shares from the lock-up agreements.

Stock Options

        As of March 31, 2015, options to purchase an aggregate 5,583,110 shares of our common stock were outstanding. After March 31, 2015, options to purchase an aggregate 387,000 shares of our common stock were granted. We intend to file one or more registration statements on Form S-8 under the Securities Act to register the offer and sale of all shares of our common stock subject to outstanding stock options and all shares issuable under our stock plans. We expect to file the registration statement covering these shares after the date of this prospectus, which will permit the resale of such shares by persons who are non-affiliates of ours in the public market without restriction under the Securities Act, subject, with respect to certain of the shares, to the provisions of the lock-up agreements described above or market stand-off provisions.

Warrants

        We will have outstanding warrants to acquire 11,298 shares of our common stock, which expire in 2022, upon completion of this offering. See "Description of Capital Stock—Warrants" for additional information. The shares issued upon the cash or net exercise of our outstanding warrants may be able to be sold after the expiration of the lock-up period described above subject to the requirements of Rule 144 described above.

Registration Rights

        Upon completion of this offering, the holders of approximately 22,823,238 shares of our common stock, will be eligible to exercise certain rights to cause us to register their shares for resale under the Securities Act, subject to various conditions and limitations. These registration rights are described under the caption "Description of Capital Stock—Registration Rights." Upon the effectiveness of a registration statement covering these shares, the shares would become freely tradable, and a large number of shares may be sold into the public market. If that occurs, the market price of our common stock could be adversely affected.

 MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
TO NON-U.S. HOLDERS OF COMMON STOCK

        The following is a general discussion of the material U.S. federal income tax consequences applicable to a non-U.S. holder (as defined below) with respect to the acquisition, ownership and disposition of our common stock. This discussion is limited to non-U.S. holders who purchase our common stock issued pursuant to this offering for cash and who hold our common stock as a "capital asset" within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code (generally, property held for investment). This discussion is based upon the applicable provisions of the Code, applicable U.S. Treasury regulations promulgated thereunder, or the Treasury Regulations, and administrative and judicial interpretations thereof, promulgated thereunder, all as in effect on the date hereof, and all of which may be subject to differing interpretations and are subject to change, possibly on a retroactive basis. Any such changes could alter the tax consequences to non-U.S. holders described herein. We have not sought and will not seek any rulings from the U.S. Internal Revenue Service, or the IRS, regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock. This discussion is not a complete analysis of all of the potential U.S. federal income tax consequences applicable to a non-U.S. holder, including the impact of the Medicare contribution tax on net investment income. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a particular non-U.S. holder in light of such non-U.S. holder's particular circumstances or the U.S. federal income tax consequences applicable to non-U.S. holders that are subject to special rules, such as U.S. expatriates and former citizens or long-term U.S. residents, banks, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, corporations that accumulate earnings to avoid U.S. federal income tax, brokers, dealers or traders in securities, commodities or currencies, partnerships or other pass-through entities (or investors in such entities), tax-exempt organizations or governmental organizations, tax-qualified retirement plans, persons subject to the alternative minimum tax, persons deemed to sell our common stock under the constructive sale provisions of the Code, persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation, and non-U.S. holders that hold our common stock as part of a straddle, hedge, or other risk reduction strategy, or as part of a conversion transaction or other integrated investment. In addition, this discussion does not describe any state, local or non-U.S. income, estate or other tax consequences of holding and disposing of our common stock. As used in this discussion, the term "non-U.S. holder" means any beneficial owner of our common stock that is, for U.S. federal income tax purposes, neither a partnership nor any of the following:

  •
  an individual citizen or resident of the United States;

  •
  a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any political subdivision thereof;

  •
  an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

  •
  a trust if (i) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more "United States persons" (as defined in the Code) have authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

        If any entity classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Partnerships and their partners should consult their tax advisors as to the tax consequences to them of the acquisition, ownership and disposition of our common stock.

        THE FOLLOWING DISCUSSION IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

Distributions on Common Stock

        As described in the section entitled "Dividend Policy," we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated first as a tax-free return of capital to the extent of the non-U.S. holder's adjusted tax basis in the common stock, and thereafter as capital gain, subject to the tax treatment described under "—Sale, Exchange or Other Disposition of Common Stock," below.

        The gross amount of dividends paid to a non-U.S. holder of our common stock that are not effectively connected with a U.S. trade or business conducted by such non-U.S. holder generally will be subject to U.S. federal withholding tax at a rate of 30%, or such lower rate specified by an income tax treaty if we have received proper certification as to the application of such treaty. A non-U.S. holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business within the United States, and dividends paid on our common stock are effectively connected with such non-U.S. holder's U.S. trade or business (and, if under an applicable income tax treaty, such dividends are attributable to a permanent establishment maintained by the non-U.S. holder within the United States), such non-U.S. holder generally will be subject to U.S. federal income tax at ordinary U.S. federal income tax rates (on a net income basis), and such dividends will not be subject to the U.S. federal withholding tax described above. In the case of a non-U.S. holder that is a corporation, such non-U.S. holder may also be subject to a 30% "branch profits tax" unless such corporate non-U.S. holder qualifies for a lower rate under an applicable income tax treaty.

        In general, to claim the benefit of any applicable income tax treaty or an exemption from U.S. federal withholding because the income is effectively connected with the conduct of a trade or business within the United States, a non-U.S. holder must provide to the applicable withholding agent a properly executed IRS, Form W-8BEN or W-8BEN-E for treaty benefits or IRS Form W-8ECI for effectively connected income (or such successor form as the IRS designates), before the distributions are made. These forms must be updated periodically. If you are a non-U.S. holder, you may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the specific manner of claiming the benefits of such treaty.

Sale, Exchange or Other Disposition of Common Stock

        Subject to the discussions below regarding backup withholding and FATCA (as hereinafter defined), a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale, exchange or other disposition (collectively, a "disposition") of our common stock, unless:

  •
  the gain is effectively connected with the non-U.S. holder's conduct of a trade or business within the United States, and if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder within the United States;

  •
  the non-U.S. holder is an individual who is present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

  •
  we are or have been a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes at any time within the shorter of (i) the five-year period ending on the date of the disposition of our common stock or (ii) the non-U.S. holder's holding period for our common stock.

        If the gain is described in the first bullet point above, the non-U.S. holder generally will be subject to U.S. federal income tax on a net income basis with respect to such gain in the same manner as if such non-U.S. holder were a U.S. person. In addition, if the non-U.S. holder is a corporation for U.S. federal income tax purposes, such gain may be subject to a 30% branch profits tax on such effectively connected gain, as adjusted for certain items, unless such corporate non-U.S. holder qualifies for a lower rate under an applicable income tax treaty.

        A non-U.S. holder described in the second bullet point above generally will be subject to U.S. federal income tax with respect to such gain at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the non-U.S. holder during the taxable year of disposition (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

        With respect to the third bullet point above, we believe that we are not currently, and we do not anticipate becoming, a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other business assets and our non-U.S. real property interests, there can be no assurance that we will not become a USRPHC in the future. In general, a corporation is a USRPHC if the fair market value of its "United States real property interests" (as defined in the Code) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. Even if we are or become a USRPHC, a non-U.S. holder would not be subject to U.S. federal income tax on a sale, exchange or other taxable disposition of shares of our common stock by reason of our status as a USRPHC so long as (i) shares of our common stock continue to be regularly traded on an established securities market (within the meaning of Section 897(c)(3) of the Code) during the calendar year in which such disposition occurs and (ii) such non-U.S. holder does not own and is not deemed to own (directly, indirectly or constructively) more than 5% of the shares of our common stock at any time during the shorter of the five-year period ending on the date of the disposition of our common stock or the non-U.S. holder's holding period for our common stock. If gain on the disposition of our common stock were subject to taxation under the third bullet point above, the non-U.S. holder generally would be subject to U.S. federal income tax with respect to such gain in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business (as described above), except that the branch profits tax generally would not apply.

        Non-U.S. holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

        Payments of dividends on our common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, we are required to report annually to the IRS the amount of any dividends paid to a non-U.S. holder, regardless of whether we actually withheld any tax. Copies of the information returns reporting such dividends and the amount withheld may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder's U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Foreign Accounts Tax Compliance Act

        Under Sections 1471 to 1474 of the Code, as modified by Treasury Regulations and subject to any official interpretations thereof, any applicable intergovernmental agreement between the United States and a non-U.S. government to implement these rules and improve international tax compliance, or any fiscal or regulatory legislation or rules adopted pursuant to any such agreement (collectively, FATCA), withholding at a rate of 30% will be required on dividends in respect of, and, after December 31, 2016, gross proceeds from the disposition of, our common stock held by or through certain foreign financial institutions (including investment funds), unless such institution enters into an agreement with the Secretary of the Treasury to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution to the extent such interests or accounts are held by certain United States persons and by certain non-U.S. entities that are wholly or partially owned by United States persons and to withhold on certain payments. An intergovernmental agreement between the United States and an applicable foreign country, or future Treasury Regulations or other guidance, may modify these requirements. Accordingly, the entity through which our common stock is held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and gross proceeds from the sale of, our common stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exemptions will be subject to withholding at a rate of 30%, unless such entity either (i) certifies to us that such entity does not have any "substantial United States owners" or (ii) provides certain information regarding the entity's "substantial United States owners," which we will provide to Secretary of the Treasury. We will not pay any additional amounts to holders in respect of any amounts withheld. Prospective investors are urged to consult their tax advisors regarding the possible implications of FATCA on their investment in our common stock.

UNDERWRITING

        We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co. are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Underwriter	Number of shares
J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner and Smith Incorporated
Goldman, Sachs & Co.
William Blair & Company, L.L.C.
Cantor Fitzgerald & Co.

Total	6,000,000

        The underwriters are committed to purchase all the common shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

        The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $            per share. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The representatives have advised us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the common shares offered in this offering. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

        The underwriters have an option to buy up to 900,000 additional shares of common stock to cover sales of shares by the underwriters that exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

        The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $            per share. The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

	Without option exercise	With full option exercise
Per share	$	$
Total	$	$

        We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $3,200,000. We have agreed to reimburse the underwriters for certain expenses, including up to an aggregate of $20,000 in connection with the clearance of this offering with the Financial Industry Regulatory Authority, as set forth in the underwriting agreement.

        A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

        We, all of our directors and executive officers and holders of substantially all of our common stock and securities exercisable for or convertible into our common stock outstanding immediately prior to this offering have agreed not to (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or file with the Securities and Exchange Commission, or SEC, a registration statement under the Securities Act of 1933, as amended, or the Securities Act, relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock (including, without limitation, common stock or such other securities that may be deemed to be beneficially owned by such directors, executive officers and security holders in accordance with the rules and regulations of the SEC and securities that may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale, pledge or disposition, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of any shares of our common stock or any such other securities (whether any such transactions described in clause (1) or (2) above is to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise) or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock, in each case without the prior written consent of J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co., for a period of 180 days after the date of this prospectus.

        In our case, such restrictions shall not apply to:

  •
  the shares of our common stock to be sold in this offering;

  •
  any shares of our common stock issued upon the exercise of options or warrants or the conversion of a security outstanding on the date of the underwriting agreement and described in this prospectus;

  •
  the grant of options or the issuance of shares of common stock by us to our employees, officers, directors, advisors or consultants pursuant to employee benefit plans in effect on the date of the underwriting agreement and as described in this prospectus;

  •
  the filing by us of a registration statement with the SEC on Form S-8 in respect of any shares issued under or the grant of any award pursuant to an employee benefit plan described herein; or

  •
  the sale or issuance of or entry into an agreement to sell or issue shares of our common stock or securities convertible into or exercisable or exchangeable for our common stock in connection with any (1) mergers, (2) acquisition of securities, businesses, property or other assets, (3) joint ventures, (4) strategic alliances, (5) partnerships with experts or other talent to develop or provide content, (6) equipment leasing arrangements or (7) debt financing, provided that the aggregate number of shares of our common stock or securities convertible into or exercisable for common stock (on an as-converted or as-exercised basis, as the case may be) that we may sell or issue or agree to sell or issue as described in this bullet point shall not exceed 5% of the total number of shares of our common stock issued and outstanding immediately following the completion of this offering, and provided, further, that each recipient of shares of our common stock or securities convertible into or exercisable for our common stock pursuant to this bullet point shall execute and deliver to J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co. a lock-up agreement.

        In the case of our directors, executive officers and holders of our common stock, and subject to certain conditions, such restrictions shall not apply to:

  •
  sales of shares of our common stock or other securities acquired in this offering or in open market transactions after the completion of this offering, provided, that no filing under Section 16 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, or other public announcement is required or voluntarily made in connection with subsequent sales of the acquired securities;

  •
  transfers of shares of our common stock or any securities convertible into or exercisable or exchangeable for common stock (1) by bona fide gift, will or intestacy, (2) to the spouse, domestic partner, parent, child or grandchild of the director, executive officer or security holder, or to a trust for the benefit of such spouse, domestic partner, parent, child or grandchild, (3) if the director, executive officer or security holder is a corporation, partnership or other business entity (a) to another corporation, partnership or other business entity that controls, is controlled by or is under common control with it or (b) as part of a disposition, transfer or distribution without consideration by such director, executive officer or security holder to its equity holders, or (4) if the director, executive officer or security holder is a trust, to a trustee or beneficiary of the trust, provided that, in each case, the transferee agrees to be bound by the terms of the lock-up agreement and no filing under Section 16 of the Exchange Act, reporting a reduction in beneficial ownership or other public announcement is required or voluntarily made;

  •
  transfers of shares of our common stock or any security convertible into common stock to us upon a vesting event of our securities or upon the exercise of options or warrants to purchase our securities, in each case on a "cashless" or "net exercise" basis or to cover tax withholding obligations of the director, executive officer or security holder in connection with such vesting or exercise, but only to the extent that such right expires during the lock up period;

  •
  the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of our common stock; provided that such plan does not provide for the transfer of common stock during the lock-up period and no public announcement or filing under the Exchange Act is required or made voluntarily by the director, executive officer, security holder or us; or

  •
  transfers of shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all holders of our common stock involving a change of control of our company.

        We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

        Our common stock has been approved for listing on the New York Stock Exchange under the symbol "GKOS."

        In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the underwriters' option to purchase additional shares referred to above, or may be "naked" shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

        The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

        These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the New York Stock Exchange in the over-the-counter market or otherwise.

        Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

  •
  the information set forth in this prospectus and otherwise available to the representatives;

  •
  our prospects and the history and prospects for the industry in which we compete;

  •
  an assessment of our management;

  •
  our prospects for future earnings;

  •
  the general condition of the securities markets at the time of this offering;

  •
  the recent market prices of, and demand for, publicly-traded common stock of generally comparable companies; and

  •
  other factors deemed relevant by the underwriters and us.

        Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

Relationships With Underwriters

        The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, and brokerage activities. The underwriters and their affiliates have not, during the 180-day period preceding the date of the initial filing of the Registration Statement on Form S-1 of which this prospectus forms a part, but may, in the future, provide from time to time certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they may receive customary fees and commissions. Except as disclosed in this prospectus, we have no present arrangements with any of the underwriters for any further services. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Selling Restrictions Outside the United States

        Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The shares of common stock offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

        This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, referred to as the Order, or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order, all such persons together being referred to as relevant persons. The shares of common stock are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in the European Economic Area

        In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive, each referred to as a Relevant Member State, from and including the date, or Relevant Implementation Date, on which the European Union Prospectus Directive, or EU Prospectus Directive, was implemented in that Relevant Member State, an offer of shares of common stock described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of securities described in this prospectus may be made to the public in that Relevant Member State at any time:

  •
  to any legal entity that is a qualified investor as defined under the EU Prospectus Directive;

  •
  to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive), as permitted under the EU Prospectus Directive, subject to obtaining the prior consent of J.P. Morgan Securities LLC for any such offer; or

  •
  in any other circumstances falling within Article 3(2) of the EU Prospectus Directive, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

        For the purposes of this provision, the expression an "offer of securities to the public" in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State. The expression "EU Prospectus Directive" means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

        Each underwriter has represented and agreed that:

  (a)
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

  (b)
  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Switzerland

        The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or the SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland. Neither this prospectus nor any other offering or marketing material relating to us, the offering, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or the CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in Hong Kong

        The shares may not be offered or sold by means of any document other than (i) in circumstances that do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32,

Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances that do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares that are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the shares are subscribed or purchased under Section 275 by a relevant person that is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Notice to Prospective Investors in Japan

        The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, or the Financial Instruments and Exchange Law, and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in the Dubai International Financial Centre

        This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

        No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

        Any offer in Australia of the shares may only be made to persons (the "Exempt Investors") who are "sophisticated investors" (within the meaning of section 708(8) of the Corporations Act), "professional investors" (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

        The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document that complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

        This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

 LEGAL MATTERS

        The validity of the shares of common stock offered hereby will be passed upon for us by Reed Smith LLP, Los Angeles, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, Costa Mesa, California.

EXPERTS

        The consolidated financial statements of Glaukos Corporation at December 31, 2014 and 2013, and for each of the two years in the period ended December 31, 2014, appearing in this prospectus and the Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company's ability to continue as a going concern as described in Note 1 to the consolidated financial statements) appearing elsewhere herein, and are included in reliance upon such report given on authority of such firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the Securities and Exchange Commission, or SEC, a registration statement on Form S-1 under the Securities Act of 1933, as amended, or the Securities Act, with respect to the shares of our common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits and schedules to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are summaries and do not necessarily contain all of the terms or information set forth in such contract or document. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.

        You may read and copy the registration statement, including the exhibits and schedules thereto, at the Public Reference Room of the SEC, 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov. We also maintain a website at www.glaukos.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

        Upon completion of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC's public reference facilities and the website of the SEC referred to above.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Glaukos Corporation

        We have audited the accompanying consolidated balance sheets of Glaukos Corporation as of December 31, 2013 and 2014, and the related consolidated statements of operations, comprehensive loss, convertible preferred stock and stockholders' deficit, and cash flows for each of the two years in the period ended December 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Glaukos Corporation at December 31, 2013 and 2014, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

        The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has recurring net losses from operations and a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Ernst & Young LLP

Irvine, California
April 16, 2015, except for the last paragraph of Note 1, as to which the date is June 12, 2015.

GLAUKOS CORPORATION

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share amounts)

	December 31,
			March 31, 2015	Pro Forma March 31, 2015
	2013	2014
			(Unaudited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$6,728	$2,304	$4,239
Accounts receivable, net	2,892	5,398	6,233
Inventory	1,853	2,258	2,538
Prepaid expenses and other current assets	426	534	478
Restricted cash	60	60	60

Total current assets	11,959	10,554	13,548
Property and equipment, net	1,866	1,950	1,926
Intangible asset, net	16,975	13,475	12,600
Deposits and other assets	77	42	179

Total assets	$30,877	$26,021	$28,253

Liabilities, convertible preferred stock and deficit
Current liabilities:
Accounts payable	$3,335	$3,298	$4,388
Accrued liabilities	2,104	6,462	5,389
Line of credit	—	1,850	—
Long-term debt, current portion	—	8,532	8,639
Deferred rent	33	45	48

Total current liabilities	5,472	20,187	18,464
Long-term debt, less current portion	17,500	8,968	13,702
Stock warrant liability	680	379	441	$53
Other liabilities	57	12	—

Total liabilities	23,709	29,546	32,607
Commitments and contingencies
Convertible preferred stock:
Series A convertible preferred stock, $0.001 par value; 3,000 shares authorized; 1,200 shares issued and outstanding at December 31, 2013 and 2014 and March 31, 2015 (unaudited); liquidation preference of $3,000 at December 31, 2014 and March 31, 2015 (unaudited); no shares issued and outstanding, pro forma (unaudited)	3,000	3,000	3,000	—

GLAUKOS CORPORATION

CONSOLIDATED BALANCE SHEETS (Continued)

(in thousands, except per share amounts)

	December 31,
			March 31, 2015	Pro Forma March 31, 2015
	2013	2014
			(Unaudited)	(Unaudited)
Series B convertible preferred stock, $0.001 par value; 5,805 shares authorized; 2,322 shares issued and outstanding at December 31, 2013 and 2014 and March 31, 2015 (unaudited); liquidation preference of $12,538 at December 31, 2014 and March 31, 2015 (unaudited); no shares issued and outstanding, pro forma (unaudited)	12,547	12,547	12,547	—
Series C convertible preferred stock, $0.001 par value; 14,750 shares authorized; 5,714 shares issued and outstanding at December 31, 2013 and 5,819 shares issued and outstanding at December 31, 2014 and March 31, 2015 (unaudited), respectively; liquidation preference of $40,731 at December 31, 2014 and March 31, 2015 (unaudited); no shares issued and outstanding, pro forma (unaudited)	40,000	40,836	40,836	—
Series D convertible preferred stock, $0.001 par value; 13,844 shares authorized; 5,381 shares issued and outstanding at December 31, 2013 and 5,410 shares issued and outstanding at December 31, 2014 and March 31, 2015 (unaudited), respectively; liquidation preference of $41,387 at December 31, 2014 and March 31, 2015 (unaudited); no shares issued and outstanding, pro forma (unaudited)	41,163	41,496	41,496	—
Series E convertible preferred stock, $0.001 par value; 8,754 shares authorized; 3,501 shares issued and outstanding at December 31, 2013, 2014 and March 31, 2015 (unaudited); liquidation preference of $29,500 at December 31, 2014 and March 31, 2015 (unaudited); no shares issued and outstanding, pro forma (unaudited)	29,500	29,500	29,500	—
Series F convertible preferred stock, $0.001 par value; 8,474 shares authorized; 3,390 shares issued and outstanding at December 31, 2013, 2014 and March 31, 2015 (unaudited); liquidation preference of $30,000 at December 31, 2014 and March 31, 2015 (unaudited); no shares issued and outstanding, pro forma (unaudited)	30,000	30,000	30,000	—

GLAUKOS CORPORATION

CONSOLIDATED BALANCE SHEETS (Continued)

(in thousands, except per share amounts)

	December 31,
			March 31, 2015	Pro Forma March 31, 2015
	2013	2014
			(Unaudited)	(Unaudited)
Stockholders' (deficit) equity:
Common stock, $0.001 par value; 72,000 shares authorized at December 31, 2013 and 77,000 shares authorized at December 31, 2014 and March 31, 2015 (unaudited); 2,122, 2,470 and 2,676 shares issued and 2,094, 2,442 and 2,648 shares outstanding at December 31, 2013, 2014 and March 31, 2015 (unaudited), respectively; 24,318 shares issued and 24,290 shares outstanding, pro forma (unaudited)	5	6	7	24
Additional paid-in capital	6,073	8,155	8,787	166,537
Accumulated other comprehensive income	2	44	44	44
Accumulated deficit	(147,246)	(159,372)	(160,338)	(160,338)

	(141,166)	(151,167)	(151,500)	6,267
Less treasury stock	(132)	(132)	(132)	(132)

Total stockholders' (deficit) equity	(141,298)	(151,299)	(151,632)	6,135
Noncontrolling interest	(7,744)	(9,605)	(10,101)	(10,101)

Total deficit	(149,042)	(160,904)	(161,733)	$(3,966)

Total liabilities, convertible preferred stock and deficit	$30,877	$26,021	$28,253

GLAUKOS CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

	Year Ended December 31,		Three Months Ended March 31,
	2013	2014	2014	2015
			(Unaudited)
Net sales	$20,946	$45,587	$8,249	$14,666
Cost of sales	2,535	11,418	1,944	2,794

Gross profit	18,411	34,169	6,305	11,872
Operating expenses:
Selling, general and administrative	17,098	28,135	5,948	7,816
Research and development	15,511	19,205	4,383	5,240

Total operating expenses	32,609	47,340	10,331	13,056

Loss from operations	(14,198)	(13,171)	(4,026)	(1,184)
Other income (expense), net
Interest income	13	3	2	—
Interest and other expense, net	(307)	(876)	(219)	(269)
Change in fair value of stock warrants	271	5	(94)	(9)

Total other income (expense), net	(23)	(868)	(311)	(278)

Loss before taxes	(14,221)	(14,039)	(4,337)	(1,462)
Provision for income taxes	6	18	2	—

Net loss	(14,227)	(14,057)	(4,339)	(1,462)
Net loss attributable to noncontrolling interest	(1,588)	(1,931)	(382)	(496)

Net loss attributable to Glaukos Corporation	$(12,639)	$(12,126)	$(3,957)	$(966)

Net loss per share, basic and diluted, attributable to Glaukos Corporation stockholders	$(6.21)	$(5.29)	$(1.83)	$(0.40)

Weighted-average shares used to compute basic and diluted net loss per share attributable to Glaukos Corporation stockholders	2,036	2,294	2,168	2,410

Pro forma net loss per share, basic and diluted (unaudited), attributable to Glaukos Corporation stockholders		$(0.51)		$(1.04)

Weighted-average shares used to compute pro forma net loss per share, basic and diluted (unaudited), attributable to Glaukos Corporation stockholders		23,920		24,961

GLAUKOS CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in thousands)

	Year Ended December 31,		Three Months Ended March 31,
	2013	2014	2014	2015
			(Unaudited)
Net loss	$(14,227)	$(14,057)	$(4,339)	$(1,462)
Other comprehensive income:
Foreign currency translation adjustments	2	42	18	—

Other comprehensive income	2	42	18	—

Total comprehensive loss	(14,225)	(14,015)	(4,321)	(1,462)
Comprehensive loss attributable to noncontrolling interest	(1,588)	(1,931)	(382)	(496)

Comprehensive loss attributable to Glaukos Corporation	$(12,637)	$(12,084)	$(3,939)	$(966)

GLAUKOS CORPORATION
CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT
(in thousands, except per share amounts)

	Convertible Preferred Stock
			Common Stock			Accumulated Other Comprehensive Income		Treasury Stock
					Additional Paid-in Capital		Accumulated Deficit			Non- controlling Interest	Total Deficit
	Shares	Amount	Shares	Amount				Shares	Amount
Balance at December 31, 2012	18,118	$126,210	2,004	$5	$4,555	$—	$(134,607)	—	$—	$(6,157)	$(136,204)
Issuance of Series F convertible preferred stock at $8.85 per share	2,173	19,227	—	—	—	—	—	—	—	—	—
Conversion of convertible notes payable and accrued interest into Series F convertible preferred stock at $8.85 per share	1,217	10,773	—	—	—	—	—	—	—	—	—
Exercise of stock options	—	—	118	—	172	—	—	—	—	1	173
Share-based compensation	—	—	—	—	1,346	—	—	—	—	—	1,346
Other comprehensive income	—	—	—	—	—	2	—	—	—	—	2
Net loss	—	—	—	—	—	—	(12,639)	—	—	(1,588)	(14,227)
Purchase of treasury stock	—	—	—	—	—	—	—	(28)	(132)	—	(132)

Balance at December 31, 2013	21,508	$156,210	2,122	$5	$6,073	$2	$(147,246)	(28)	$(132)	$(7,744)	$(149,042)
Issuance of Series C convertible preferred stock at $8.00 per share in connection with exercises of preferred stock warrants	105	836	—	—	—	—	—	—	—	—	—
Issuance of Series D convertible preferred stock at $11.38 per share in connection with exercises of preferred stock warrants	29	333	—	—	—	—	—	—	—	—	—
Exercise of stock options	—	—	348	1	552	—	—	—	—	70	623
Share-based compensation	—	—	—	—	1,530	—	—	—	—	—	1,530
Other comprehensive income	—	—	—	—	—	42	—	—	—	—	42
Net loss	—	—	—	—	—	—	(12,126)	—	—	(1,931)	(14,057)

Balance at December 31, 2014	21,642	$157,379	2,470	$6	$8,155	$44	$(159,372)	(28)	$(132)	$(9,605)	$(160,904)
Exercise of stock options (unaudited)	—	—	206	1	279	—	—	—	—	—	280
Share-based compensation (unaudited)	—	—	—	—	353	—	—	—	—	—	353
Net loss (unaudited)	—	—	—	—	—	—	(966)	—	—	(496)	(1,462)

Balance at March 31, 2015 (unaudited)	21,642	$157,379	2,676	$7	$8,787	$44	$(160,338)	(28)	$(132)	$(10,101)	$(161,733)

GLAUKOS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOW

(in thousands)

	Year Ended December 31,		Three Months Ended March 31,
	2013	2014	2014	2015
			(Unaudited)
Operating Activities
Net loss	$(14,227)	$(14,057)	$(4,339)	$(1,462)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,157	4,231	1,056	1,071
Stock-based compensation	1,346	1,530	374	353
Change in fair value of stock warrant liability	(271)	(5)	94	9
Accrued interest expense	44	—	—	—
Amortization of premium on short-term investments	106	—	—	—
Amortization of debt discount and deferred financing costs	—	—	—	4
Deferred rent	(20)	(33)	(6)	(9)
Changes in operating assets and liabilities:
Accounts receivable, net	(2,340)	(2,514)	(884)	(849)
Inventory	(938)	(413)	(421)	(291)
Prepaid expenses and other current assets	(164)	(108)	(101)	57
Accounts payable and accrued liabilities	2,037	4,226	(434)	92
Other assets	(35)	36	—	(8)

Net cash used in operating activities	(13,305)	(7,107)	(4,661)	(1,033)
Investing activities
Proceeds from sales and maturities of short-term investments	10,711	—	—	—
Purchases of property and equipment	(852)	(868)	(189)	(215)
Purchases of short-term investments	(10,817)	—	—	—

Net cash used in investing activities	(958)	(868)	(189)	(215)
Financing activities
Net proceeds from senior secured term and draw-to term loans	—	—	—	6,852
Net proceeds from (payments of) revolving line of credit	—	1,850	—	(1,850)
Payments of subordinated notes	—	—	—	(2,093)
Proceeds from exercise of stock options	162	775	568	257
Proceeds from issuance of Series F preferred stock	19,227	—	—	—
Proceeds from exercise of stock warrants	—	875	650	—
Payment to acquire treasury stock	(132)	—	—	—

Net cash provided by financing activities	19,257	3,500	1,218	3,166
Effect of exchange rate changes on cash and cash equivalents	2	51	18	17

Net increase (decrease) in cash and cash equivalents	4,996	(4,424)	(3,614)	1,935
Cash and cash equivalents at beginning of period	1,732	6,728	6,728	2,304

Cash and cash equivalents at end of period	$6,728	$2,304	$3,114	$4,239

Supplemental disclosures of cash flow information
Interest paid	$75	$876	$219	$240

Taxes paid	$4	$12	$7	$11

Supplemental schedule of noncash investing and financing activities
Purchase of intangible asset in exchange for issuance of subordinated note	$17,500	$—	$—	$—
Conversion of convertible notes and accrued interest into Series F convertible preferred stock	$10,773	$—	$—	$—
Reduction of liability upon vesting of stock options previously exercised for unvested stock	$11	$80	$2	$23

GLAUKOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of March 31, 2015 and thereafter and for the three months ended
March 31, 2014 and 2015 is unaudited)

1. Organization and Basis of Presentation

Organization and Basis of Presentation

        Glaukos Corporation (Glaukos or the Company), incorporated in Delaware on July 14, 1998, is a developer, manufacturer and marketer of medical devices for the treatment of glaucoma. The accompanying consolidated financial statements include the accounts of Glaukos, its wholly-owned subsidiaries Glaukos Europe GmbH and Glaukos Japan GK and affiliated entity DOSE Medical Corporation (see Note 11, Variable Interest Entity). All significant intercompany balances and transactions among the consolidated entities have been eliminated in consolidation.

Liquidity

        Since inception, the Company has not been profitable and has incurred operating losses in each year. The Company has generated limited revenue from product sales to date and will incur significant costs and expenses related to its ongoing operations. Management expects operating losses and negative cash flows to continue for the foreseeable future. Successful transition to attaining profitable operations is dependent upon achieving a level of revenues adequate to support the Company's cost structure. The Company incurred net losses of $12.6 million and $12.1 million for the years ended December 31, 2013 and 2014, respectively, and $4.0 million and $1.0 million for the three months ended March 31, 2014 and 2015 (unaudited), respectively, and had an accumulated deficit of $159.4 million and $160.3 million as of December 31, 2014 and March 31, 2015 (unaudited), respectively. The Company recorded negative cash flows from operating activities of $13.3 million and $7.1 million for the years ended December 31, 2013 and 2014, respectively, and $4.7 million and $1.0 million for the three months ended March 31, 2014 and 2015 (unaudited), respectively. As of March 31, 2015 (unaudited), the Company had cash and cash equivalents of $4.2 million and a net working capital deficit of $4.9 million. The Company may never become profitable, or if it does, it may not be able to sustain profitability on a recurring basis. Additionally, the Company began repaying the subordinated notes in 2015. The Company anticipates that it will continue to incur losses into the foreseeable future and plans to fund its losses from operations and capital funding needs through future debt and equity financings. There can be no assurance that the Company will be able to obtain additional financing on terms acceptable to it, or at all. If the Company is not able to secure adequate additional funding, the Company may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, and/or suspend or curtail planned programs. Any of these actions could materially harm the Company's business, results of operations, and future prospects, including its ability to continue as a going concern. As more fully described in Note 6, in February 2015 the Company increased its bank loan facility from a $6.0 million revolving line of credit to an $18 million combined term loan and revolving line of credit facility. The ability of the Company to continue as a going concern is dependent upon its ability to generate sufficient cash from increasing sales of its United States Food and Drug Administration (FDA)-approved iStent Trabecular Micro-Bypass Stent system or obtain additional capital when needed.

        The Company's recurring net losses, working capital deficiency, deficit and negative cash flows from operations raise substantial doubt about its ability to continue as a going concern. The accompanying consolidated financial statements for the years ended December 31, 2013 and 2014 and the three months ended March 31, 2014 and 2015 (unaudited) have been prepared on a going concern

GLAUKOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2015 and thereafter and for the three months ended
March 31, 2014 and 2015 is unaudited)

1. Organization and Basis of Presentation (Continued)

basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.

Reverse Stock Split

        On June 11, 2015, the Company effected a 1 for 2.5 share reverse stock split of the Company's common stock and convertible preferred stock. Neither the par value nor the authorized number of shares was adjusted as a result of the reverse stock split. All issued and outstanding common stock, shares of common stock held in treasury, convertible preferred stock, warrants, and per share amounts contained in the accompanying financial statements and notes to the financial statements have been retroactively adjusted to give effect to the reverse stock split for all periods presented.

2. Summary of Significant Accounting Policies

Basis of Presentation

        The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates

        The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ materially from those estimates. Management considers many factors in selecting appropriate financial accounting policies and controls and in developing the estimates and assumptions that are used in the preparation of these financial statements. Management must apply significant judgment in this process. In addition, other factors may affect estimates, including expected business and operational changes, sensitivity and volatility associated with the assumptions used in developing estimates, and whether historical trends are expected to be representative of future trends. The estimation process often may yield a range of potentially reasonable estimates of the ultimate future outcomes, and management must select an amount that falls within that range of reasonable estimates. The most significant estimates in the accompanying consolidated financial statements relate to revenue recognition, clinical trial expense accruals, collectability reserves, inventory reserves, fair value of the preferred stock warrant liability and stock-based compensation expense. Although these estimates are based on the Company's knowledge of current events and actions it may undertake in the future, this process may result in actual results differing materially from those estimated amounts used in the preparation of the financial statements.

Unaudited Interim Financial Information

        The accompanying interim consolidated balance sheet as of March 31, 2015, the consolidated statements of operations, comprehensive loss and cash flows for the three months ended March 31, 2014 and 2015 and the statements of convertible preferred stock and stockholders' deficit for the three months ended March 31, 2015 and related footnotes are unaudited. The unaudited financial statements have been prepared on a basis consistent with the audited financial statements and, in the opinion of

GLAUKOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2015 and thereafter and for the three months ended
March 31, 2014 and 2015 is unaudited)

2. Summary of Significant Accounting Policies (Continued)

management, reflect all adjustments, which include normal recurring adjustments, necessary for the fair presentation of the Company's financial position as of March 31, 2015 and its results of operations, comprehensive loss and cash flows for the three months ended March 31, 2014 and 2015 and the statements of convertible preferred stock and stockholders' deficit for the three months ended March 31, 2015. The results for the three months ended March 31, 2015 are not necessarily indicative of the results to be expected for the year ended December 31, 2015 or for any other interim period.

Unaudited Pro Forma Balance Sheet Information

        The unaudited pro forma information in the accompanying consolidated balance sheet as of March 31, 2015 assumes the conversion of all outstanding shares of convertible preferred stock into common stock and the issuance of shares of common stock upon the net exercise of preferred stock warrants. The pro forma balance sheet assumes that the completion of the initial public offering contemplated by this prospectus had occurred as of March 31, 2015 and excludes shares of common stock issued in such initial public offering and any related net proceeds.

Foreign Currency Translation

        The Company considers the local currency to be the functional currency for its international subsidiaries; the Euro for Glaukos Europe GmbH and the Yen for Glaukos Japan GK. Accordingly, their assets and liabilities are translated into U.S. dollars using the exchange rate in effect on the balance sheet date. Revenues and expenses are translated at average exchange rates prevailing throughout the periods presented. Currency translation adjustments arising from period to period are charged or credited to accumulated other comprehensive income (loss) in stockholders (deficit) equity. For the years ended December 31, 2013 and 2014 and for the three months ended March 31, 2014 and 2015 (unaudited), the Company reported currency translation adjustments of approximately $2,000, $42,000, $18,000 and $0, respectively. Realized gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations. For the years ended December 31, 2013 and 2014 and for the three months ended March 31, 2014 and 2015 (unaudited), the Company reported foreign currency transaction losses of approximately $10,000, $38,000, $16,000 and $53,000, respectively.

Cash and Cash Equivalents

        The Company invests its excess cash in investment-grade marketable securities, including money market funds, money market securities, corporate bonds, and corporate commercial paper and U.S. government agency bonds. For financial reporting purposes, liquid investment instruments purchased with an original maturity of three months or less are considered to be cash equivalents. Cash and cash equivalents are recorded at face value or cost, which approximates fair market value. From time to time, the Company maintains cash balances in excess of amounts insured by the Federal Deposit Insurance Commission (FDIC). Investments are stated at fair value as determined by quoted market prices. Investments are considered available-for-sale and, accordingly, unrealized gains and losses are included in accumulated other comprehensive income within stockholders' equity (deficit).

GLAUKOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2015 and thereafter and for the three months ended
March 31, 2014 and 2015 is unaudited)

2. Summary of Significant Accounting Policies (Continued)

        The Company's entire investment portfolio, except for restricted cash, is considered to be available for use in current operations and, accordingly, all such investments are stated at fair value using quoted market prices and classified as current assets, although the stated maturity of individual investments may be one year or more beyond the balance sheet date. The Company did not have any trading securities or restricted investments at December 31, 2013 and 2014 and March 31, 2015 (unaudited).

        Realized gains and losses and declines in value, if any, judged to be other-than-temporary or available-for-sale securities, are reported in interest income or expense, net. When securities are sold, any associated unrealized gain or loss previously reported as a separate component of stockholders' equity is reclassified out of stockholders' equity and recorded in the statements of operations in the period sold. Accrued interest and dividends are included in interest income. The Company periodically reviews its available-for-sale securities for other-than-temporary declines in fair value below the cost basis, and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Concentration of Credit Risk and Significant Customers

        Financial instruments, which potentially subject the Company to significant concentration of credit risk, consist primarily of cash, cash equivalents and accounts receivable. The Company maintains deposits in federally insured financial institutions in excess of federally insured limits and management believes that the Company is not exposed to significant credit risk due to the financial position of the  depository institutions in which those deposits are held. The Company believes that the concentration of credit risk in its accounts receivable is moderated by its credit evaluation process, relatively short collection terms and the level of credit worthiness of its customers. During 2013, 2014 and the three months ended March 31, 2015 (unaudited), none of the Company's customers accounted for more than 10% of revenues.

Restricted Cash

        The Company has a credit card facility with its primary operating bank which is collateralized by a certificate of deposit maintained at the bank.

Accounts Receivable

        The Company sells its products directly to hospitals, surgery centers and distributors in the U.S. and internationally. The Company periodically assesses the payment performance of these customers and establishes reserves for anticipated losses when necessary, which losses historically have not been significant and have not exceeded management's estimates. Accounts receivable are recorded at the invoiced amount and do not bear interest. The Company maintains an allowance for doubtful accounts based on historical collection experience and expectations of future collection based on current market conditions. The allowance for doubtful accounts is management's best estimate of the amount of probable credit losses. Account balances are charged against the allowance when it is probable the receivable will not be recovered. The Company's allowance for bad debts was $25,000, $50,000 and $60,000 as of December 31, 2013 and 2014 and March 31, 2015 (unaudited), respectively, and no customers accounted for more than 10% of net accounts receivable.

GLAUKOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2015 and thereafter and for the three months ended
March 31, 2014 and 2015 is unaudited)

2. Summary of Significant Accounting Policies (Continued)

        The Company generally permits returns of product from customers if such product is returned in a timely manner and in good condition. Estimated allowances for sales returns are based upon the Company's historical patterns of product returns matched against sales, and management's evaluation of specific factors that may increase the risk of product returns.

Inventory

        Inventory is stated at the lower of cost or market (net realizable value). Cost is determined by the first-in, first-out method. Management evaluates inventory for excess quantities and obsolescence and records an allowance to reduce the carrying value of inventory as determined necessary.

Long Lived Assets

        Property and equipment is recorded at cost. Depreciation of property and equipment is generally provided using the straight-line method over the estimated useful lives of the assets, which range from three to five years. Leasehold improvements are amortized over their estimated useful life or the related lease term, whichever is shorter. Maintenance and repairs are expensed as incurred.

        All long-lived assets are reviewed for impairment in value when changes in circumstances dictate, based upon undiscounted future operating cash flows, and appropriate losses are recognized and reflected in current earnings to the extent the carrying amount of an asset exceeds its estimated fair value, determined by the use of appraisals, discounted cash flow analyses or comparable fair values of similar assets.

Intangible Assets

        Intangible assets are recorded at cost and are amortized over the estimated useful life. The intangible asset in the accompanying balance sheet is currently comprised of the cost of the Company's buyout of a royalty payment obligation. See Note 6.

Fair Value Measurements

        Assets and liabilities are measured using quoted prices in active markets and total fair value is the published market price per unit multiplied by the number of units held without consideration of transaction costs. Assets and liabilities that are measured using significant other observable inputs are valued by reference to similar assets or liabilities, adjusted for contract restrictions and other terms specific to that asset or liability. For these items, a significant portion of fair value is derived by reference to quoted prices of similar assets or liabilities in active markets. For all remaining assets and liabilities, fair value is derived using a fair value model, such as a discounted cash flow model or Black-Scholes model.

Fair Value of Financial Instruments

        The carrying amounts of accounts receivable, accounts payable, and accrued liabilities are considered to be representative of their respective fair values because of the short-term nature of those instruments. Based on the borrowing rates currently available to the Company for loans with similar

GLAUKOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2015 and thereafter and for the three months ended
March 31, 2014 and 2015 is unaudited)

2. Summary of Significant Accounting Policies (Continued)

terms, the Company believes that the fair value of long-term debt approximates its carrying value. The carrying amount of the warrant liability and non-controlling interest represent their fair values.

        The valuation of assets and liabilities are subject to fair value measurements using a three-tiered approach and fair value measurement is classified and disclosed by the Company in one of the following three categories:

    Level 1:    Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

    Level 2:    Quoted prices for similar assets and liabilities in active markets, quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

    Level 3:    Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

Revenue Recognition

        The Company recognizes revenue from product sales when the following criteria are met: goods are shipped, title and risk of loss has transferred to its customers, persuasive evidence of an arrangement exists and collectability is reasonably assured. Persuasive evidence of an arrangement exists when there is a contractual arrangement in place with the customer. Delivery has occurred when a product is shipped. If persuasive evidence of an arrangement exists and delivery has occurred, the Company determines whether the invoiced amount is fixed or determinable and collectability of the invoiced amount is reasonably assured. The Company assesses whether the invoiced amount is fixed or determinable based on the existing arrangement with the customer, including whether the Company has sufficient history with a customer to reliably estimate the customer's payment patterns. The Company assesses collectability by evaluating historical cash receipts and individual customer outstanding balances. To the extent all criteria set forth above are not satisfied at the time of shipment, revenue is recognized when cash is received from the customer.

        Customers are not granted specific rights of return; however, the Company may permit returns of product from customers if such product is returned in a timely manner and in good condition. The Company provides a warranty on its products for one year from the date of shipment, and any product found to be defective or out of specification will be replaced at no charge during the warranty period. Estimated allowances for sales returns and warranty replacements are recorded at the time of sale of the product and are estimated based upon the historical patterns of product returns matched against sales, and an evaluation of specific factors that may increase the risk of product returns. Product returns and warranty replacements to date have been consistent with amounts reserved or accrued and have not been significant.

GLAUKOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2015 and thereafter and for the three months ended
March 31, 2014 and 2015 is unaudited)

2. Summary of Significant Accounting Policies (Continued)

Shipping and Handling Costs

        All shipping and handling costs are expensed as incurred and are charged to general and administrative expense. Charges to customers for shipping and handling are credited to general and administrative expense.

Advertising Costs

        All advertising costs are expensed as incurred. Advertising costs incurred during the years ended December 31, 2013 and 2014 and the three months ended March 31, 2014 and 2015 (unaudited) were approximately $0.5 million, $0.4 million, $0.1 million and $0.2 million, respectively.

Stock Warrants

        The Company has issued freestanding warrants to purchase shares of its convertible preferred stock which are accounted for as a liability due to the nature of the underlying redemption provisions of the preferred stock into which the warrants are exercisable. The Company has also issued freestanding warrants to purchase shares of its common stock which are accounted for as a liability because they contain a down-round protection provision which is outside the control of the Company. The warrants are recorded on the Company's balance sheet at their fair value on the date of issuance and are revalued at each subsequent balance sheet date, with fair value changes recognized as other income or expense in the accompanying consolidated statements of operations. The Company will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the warrants. The Company estimates the fair value of the liability using option pricing models and assumptions that are based on the individual characteristics of the warrants or instruments on the valuation date, including assumptions for expected volatility, expected life, yield, and risk-free interest rate.

Income Taxes

        The Company recognizes deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities, along with net operating loss and tax credit carryovers. The Company records a valuation allowance against its deferred tax assets to reduce the net carrying value to an amount that it believes is more likely than not to be realized. Management has considered estimated taxable income and ongoing prudent and feasible tax planning strategies in assessing the amount of the valuation allowance. Based upon the weight of available evidence, which includes the Company's historical operating performance and limited potential to utilize tax credit carryforwards, the Company has determined that total deferred tax assets should be fully offset by a valuation allowance. When the Company establishes or reduces the valuation allowance against its deferred tax assets, its provision for income taxes will increase or decrease, respectively, in the period such determination is made.

        Additionally, the Company follows an accounting standard addressing the accounting for uncertainty in income taxes that prescribes rules for recognition, measurement, and classification in the financial statements of tax positions taken or expected to be taken in a tax return.

GLAUKOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2015 and thereafter and for the three months ended
March 31, 2014 and 2015 is unaudited)

2. Summary of Significant Accounting Policies (Continued)

Research and Development Expenses

        Major components of research and development expense include personnel costs, preclinical studies, clinical trials and related clinical product manufacturing, materials and supplies, and fees paid to consultants. Research and development costs are expensed as goods are received or services rendered. Costs to acquire technologies to be used in research and development that have not reached technological feasibility and have no alternative future use are also expensed as incurred.

        At each financial reporting date, the Company accrues the estimated costs of clinical study activities performed by third party clinical sites with whom the Company has agreements that provide for fees based upon the quantities of subjects enrolled and clinical evaluation visits that occur over the life of the study. The estimates are determined based upon a review of the agreements and data collected by internal and external clinical personnel as to the status of enrollment and subject visits, and are based upon the facts and circumstances known to the Company at each financial reporting date. If the actual performance of activities varies from the assumptions used in the estimates, the accruals are adjusted accordingly. There have been no material adjustments to the Company's prior period accrued estimates for clinical trial activities through December 31, 2014 and March 31, 2015 (unaudited).

Stock-Based Compensation

        The Company recognizes compensation expense for all stock-based awards granted to employees and nonemployees, including members of its Board of Directors. The fair value of stock-based awards made to employees is estimated at the grant date using the Black-Scholes option-pricing model, and the portion that is ultimately expected to vest is recognized as compensation cost over the requisite service period using the straight-line method. The determination of the fair value-based measurement of stock options on the date of grant using an option pricing model is affected by the determination of the fair value of the underlying stock as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, the Company's stock price volatility over the expected term of the grants, and actual and projected employee stock option exercise behaviors. In the future, as additional empirical evidence regarding these estimates becomes available, the Company may change or refine its approach of deriving them, and these changes could impact the fair value-based measurement of stock options granted in the future. Changes in the fair value-based measurement of stock awards could materially impact the Company's operating results. The fair values of share-based awards made to nonemployees are remeasured at each reporting period using the Black-Scholes option-pricing model. Compensation expense for these stock-based awards is determined by applying the remeasured fair values to the shares that have vested during a period.

Comprehensive Loss

        All components of comprehensive loss, including net loss, are reported in the financial statements in the period in which they are recognized. Comprehensive loss is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources, including unrealized gains and losses on marketable securities and foreign currency translation adjustments.

GLAUKOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2015 and thereafter and for the three months ended
March 31, 2014 and 2015 is unaudited)

2. Summary of Significant Accounting Policies (Continued)

Net Loss Per Share

        Basic net loss per share is calculated by dividing the net loss by the weighted-average number of common shares that were outstanding for the period, without consideration for common stock equivalents. Diluted net loss per share is calculated by dividing the net loss by the sum of the weighted-average number of dilutive common share equivalents outstanding for the period determined using the treasury-stock method. Common stock equivalents are comprised of convertible preferred stock, preferred stock warrants, and stock options outstanding under the Company's stock option plans. The calculation of diluted income (loss) per share requires that, to the extent the average fair value of the underlying shares for the reporting period exceeds the exercise price of the warrants and the presumed exercise of such securities are dilutive to income (loss) per share for the period, adjustments to net income or net loss used in the calculation are required to remove the change in fair value of the warrants for the period. Likewise, adjustments to the denominator are required to reflect the related dilutive shares. For all periods presented, there is no difference in the number of shares used to calculate basic and diluted shares outstanding due to the Company's net loss position and preferred stock warrants being anti-dilutive.

        Potentially dilutive securities not included in the calculation of diluted net loss per share attributable to common stockholders because to do so would be anti-dilutive were as follows (in common stock equivalent shares, in thousands):

	As of December 31,		As of March 31,
	2013	2014	2014	2015
			Unaudited
Convertible preferred stock outstanding	21,508	21,642	21,613	21,642
Preferred stock warrants outstanding	343	128	157	128
Common stock warrants outstanding	—	—	—	11
Stock options outstanding	4,472	5,657	4,321	5,583

	26,323	27,427	26,091	27,364

GLAUKOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2015 and thereafter and for the three months ended
March 31, 2014 and 2015 is unaudited)

2. Summary of Significant Accounting Policies (Continued)

Unaudited Pro Forma Net Loss Per Share

        The following table summarizes the Company's unaudited pro forma net loss per share (in thousands, except per share amounts):

	Year Ended December 31, 2014	Three Months Ended March 31, 2015
		(Unaudited)
Numerator:
Net loss attributable to Glaukos Corporation	$(12,126)	$(966)
Add: Net loss attributable to derecognition of DOSE Medical's non-glaucoma net assets (see Note 11)(1)	—	(25,101)

Pro forma net loss	(12,126)	(26,067)
Denominator:
Weighted average shares used to compute net loss per share, basic and diluted	2,294	2,410
Add: Pro forma adjustment to reflect weighted-average effect of conversion of convertible preferred stock	21,626	21,642
Add: Pro forma adjustment to give effect to number of IPO shares necessary to fund cash consideration in DOSE transaction (see Note 11)(1)	—	909

Weighted-average shares used to compute pro forma net loss per share, basic and diluted	23,920	24,961
Pro forma net loss per share, basic and diluted attributable to common stockholders	$(0.51)	$(1.04)

(1)
Will be calculated concurrent with pricing of the initial public offering contemplated by this prospectus.

Recent Accounting Pronouncements

        In April 2014, the Financial Accounting Standards Board (FASB) issued an accounting standards update that raises the threshold for disposals to qualify as discontinued operations and allows companies to have significant continuing involvement with and continuing cash flows from or to the discontinued operation. It also requires additional disclosures for discontinued operations and new disclosures for individually material disposal transactions that do not meet the definition of a discontinued operation. This guidance will be effective for fiscal years beginning after December 15, 2014, which will be the Company's fiscal year 2015, with early adoption permitted. The Company does not expect the adoption of the guidance to have a material impact on the Company's consolidated financial statements.

        In May 2014, the FASB and International Accounting Standards Board (IASB) jointly issued a new revenue recognition standard that will supersede nearly all existing revenue recognition guidance under US GAAP. The new standard allows for either "full retrospective" adoption, meaning the standard is

GLAUKOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2015 and thereafter and for the three months ended
March 31, 2014 and 2015 is unaudited)

2. Summary of Significant Accounting Policies (Continued)

applied to all of the periods presented, or "modified retrospective" adoption, meaning the standard is applied only to the most current period presented in the financial statements. The standard is effective for public entities for annual and interim periods beginning after December 15, 2017 with early adoption not permitted under US GAAP. The Company is currently evaluating which method of adoption to apply based on the new accounting standard. Therefore, the effect of the adoption of the new accounting standard on the Company's financial statements is not currently known.

        In June 2014, the FASB issued an accounting standards update that requires a performance target that affects vesting of a share-based payment award and that could be achieved after the requisite service period to be treated as a performance condition. As such, the performance target should not be reflected in estimating the grant date fair value of the award. Compensation cost should be recognized over the required service period if it is probable that the performance target will be achieved. This guidance will be effective for fiscal years beginning after December 15, 2015, which will be the Company's fiscal year 2016, with early adoption permitted. The Company does not expect the adoption of the guidance to have material impact on the Company's consolidated financial statements.

        In August 2014, the FASB issued ASU No. 2014-15, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern. This ASU introduces an explicit requirement for management to assess if there is substantial doubt about an entity's ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. In connection with each annual and interim period, management must assess if there is substantial doubt about an entity's ability to continue as a going concern within one year after the issuance date. Disclosures are required if conditions give rise to substantial doubt. ASU 2014-15 is effective for all entities in the first annual period ending after December 15, 2016. The Company is currently assessing the potential effects of this ASU on the consolidated financial statements.

3. Balance Sheet Details

Accounts Receivable, Net

        Accounts receivable consisted of the following (in thousands):

	December 31,
			March 31, 2015
	2013	2014
			(Unaudited)
Accounts receivable	$2,917	$5,448	$6,293
Less allowance for doubtful accounts	(25)	(50)	(60)

Total	$2,892	$5,398	$6,233

GLAUKOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2015 and thereafter and for the three months ended
March 31, 2014 and 2015 is unaudited)

3. Balance Sheet Details (Continued)

Inventory

        Inventory consisted of the following (in thousands):

	December 31,
			March 31, 2015
	2013	2014
			(Unaudited)
Finished goods	$569	$962	$1,163
Work in process	45	194	189
Raw material	1,239	1,102	1,186

	$1,853	$2,258	$2,538

Property and Equipment, net

        Property and equipment consisted of the following (in thousands):

	December 31,
			March 31, 2015
	2013	2014
			(Unaudited)
Equipment	$3,446	$4,038	$4,177
Furniture and fixtures	371	376	382
Leasehold improvements	986	985	986
Computer equipment and software	544	762	788

	5,347	6,161	6,333
Less accumulated depreciation and amortization	(3,481)	(4,211)	(4,407)

	$1,866	$1,950	$1,926

        Depreciation and amortization expense related to property and equipment was $0.6 million and $0.7 million for the years ended December 31, 2013 and 2014, respectively, and $0.2 million and $0.2 million for the three months ended March 31, 2014 and 2015 (unaudited), respectively.

Accrued Liabilities

        Accrued liabilities consisted of the following (in thousands):

	December 31,
			March 31, 2015
	2013	2014
			(Unaudited)
Accrued contract payments (see Note 10)	$—	$2,604	$2,372
Accrued bonuses	953	1,695	597
Accrued vacation benefits	522	746	841
Accrued clinical study expenses	—	490	510
Other accrued liabilities	629	927	1,069

	$2,104	$6,462	$5,389

GLAUKOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2015 and thereafter and for the three months ended
March 31, 2014 and 2015 is unaudited)

4. Fair Value Measurements

        Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability.

        The following tables present information about the Company's financial assets and financial liabilities measured at fair value on a recurring basis as of December 31, 2013 and 2014 and March 31, 2015, and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value (in thousands):

		Fair Value Measurements at December 31, 2013 Using
	December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Cash equivalents	$6,010	$6,010	$—	$—

Total assets	$6,010	$6,010	$—	$—

Liabilities
Stock warrant liabilities	$680	$—	$—	$680

Total liabilities	$680	$—	$—	$680

		Fair Value Measurements at December 31, 2014 Using
	December 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Cash equivalents	$—	$—	$—	$—

Total assets	$—	$—	$—	$—

Liabilities
Stock warrant liabilities	$379	$—	$—	$379

Total liabilities	$379	$—	$—	$379

GLAUKOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2015 and thereafter and for the three months ended
March 31, 2014 and 2015 is unaudited)

4. Fair Value Measurements (Continued)

		Fair Value Measurements at March 31, 2015 Using
	March 31, 2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Cash equivalents	$—	$—	$—	$—

Total assets	$—	$—	$—	$—

Liabilities
Stock warrant liabilities	$441	$—	$—	$441

Total liabilities	$441	$—	$—	$441

        The stock warrant liabilities are recorded at fair value using the Black-Scholes option pricing model, which requires inputs such as the expected term of the warrants, volatility and risk-free interest rate. Some of these inputs are subjective and generally require significant analysis and judgment to develop. There were no transfers between levels within the fair value hierarchy during the periods presented.

        In conjunction with the February 2015 Amended and Restated Revolving Credit and Term Loan Agreement as more fully described in Note 6, the Company issued warrants to the lenders to purchase 11,298 shares of common stock at an exercise price of $8.85 per share. The fair value of the warrants as of the issuance date and as of March 31, 2015 was estimated to be $53,000 using an option pricing framework considering multiple exit scenarios and the probability of a down-round financing. The following assumptions were deemed by the Company to be significant unobservable inputs: risk-free interest rate of 1.9%; dividend yield of 0.0%; expected volatility of 70.0%; and an expected life of 7 years. The Company considers the most significant unobservable input impacting the valuation of the warrants to be the estimated value of the underlying common shares, which was $7.575 as of March 31, 2015. If the value of the underlying shares were to decrease by 10%, the fair value of the warrants would decrease by approximately the same amount.

        In conjunction with loans in 2010 from certain holders of the Company's preferred stock, which were converted into preferred stock in 2011, the Company issued warrants to purchase 156,860 shares of Series D convertible preferred stock at $7.65 per share. Warrants to purchase 29,333 shares were exercised in 2014, and the remaining warrants expire in September 2017 if unexercised. However, in the event of the closing of an initial public offering prior to the expiration date, the warrants will automatically convert into shares of Series D convertible preferred stock on a net exercise basis. For the years ended December 31, 2013 and 2014, the Company recorded other income of approximately $0.3 million and $5,000, respectively, and for the three months ended March 31, 2014 and 2015 (unaudited), the Company recorded other expense of $0.1 million and $9,000, respectively, related to changes in the fair value of the warrants. The fair value of the warrants as of December 31, 2014, was estimated to be $0.4 million using the Black-Scholes valuation model with the following assumptions deemed by the Company to be significant unobservable inputs: risk-free interest rate of 1.0%; dividend

GLAUKOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2015 and thereafter and for the three months ended
March 31, 2014 and 2015 is unaudited)

4. Fair Value Measurements (Continued)

yield of 0.0%; expected volatility of 48.5%; and an expected life of 2.7 years. The fair value of the warrants as of March 31, 2015 (unaudited) was estimated to be $0.4 million using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 0.7%; dividend yield of 0.0%; expected volatility of 49.1%; and an expected life of 2.5 years. The Company considers the most significant unobservable input impacting the valuation of the warrants to be the value of the underlying Series D shares, which was $8.43 and $8.68 per share as of December 31, 2014 and March 31, 2015, respectively. If the value of the underlying shares were to increase by 10%, the fair value of the warrants would increase by $0.1 million at December 31, 2014 and March 31, 2015. If the value of the underlying shares were to decrease by 10%, the fair value of the warrants would decrease by the same amount.

        In conjunction with loans in 2006 from certain holders of the Company's preferred stock, which were repaid in 2007, the Company issued warrants to purchase 185,714 shares of Series C preferred  stock at $7.00 per share. All of these warrants were exercised in January 2014. For the years ended December 31, 2013 and 2014, the Company recorded other income of $0.1 million and $0, respectively, and for the three months ended March 31, 2014 and 2015 (unaudited), the Company recorded no related income or expense. The warrants were exercised in January 2014 and, accordingly, there is no liability recorded for these warrants as of December 31, 2014.

        The following table provides a reconciliation of liabilities measured at fair value using level 3 significant unobservable inputs (Level 3) on a recurring basis (in thousands):

Preferred Stock Warrant Liability
Balance at December 31, 2013	$680
Issuance of Series C convertible preferred stock in connection with exercises of preferred stock warrants	(186)
Issuance of Series D convertible preferred stock in connection with exercises of preferred stock warrants	(110)
Change in the fair value of stock warrants	(5)

Balance at December 31, 2014	379
Issuance of common stock warrants (unaudited)	53
Change in the fair value of stock warrants (unaudited)	9

Balance at March 31, 2015 (unaudited)	$441

5. Convertible Notes Payable

        In August and October 2012, the Company entered into convertible note agreements with certain holders of its preferred stock to borrow an aggregate of $10.5 million. The convertible notes included the following terms and conditions: (1) interest rate of 7.0%; (2) principal and interest due upon the earlier of a change in control event or demand at any time after January 31, 2013; and (3) automatic conversion of principal and accrued interest into shares of preferred stock at a conversion price equal to the purchase price per share of the equity security issued and sold in the next preferred stock financing. Amounts borrowed under the convertible notes were unsecured. In January 2013, the principal amount of the convertible notes and all accrued interest were converted into shares of Series F convertible preferred stock pursuant to the terms of the convertible note agreements.

GLAUKOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2015 and thereafter and for the three months ended
March 31, 2014 and 2015 is unaudited)

6. Long-Term Debt

Bank Loan Facility

        In June 2013, the Company entered into a Loan and Security Agreement (the Agreement) with the Company's primary bank, under which the bank agreed to extend to the Company a revolving loan in the maximum principal amount of $6.0 million. Advances under the loan were limited to the lesser of (i) $6.0 million or (ii) 77% of the sum of cash, cash equivalents and eligible domestic accounts receivable. The entire unpaid principal amount plus any accrued but unpaid interest were to become due and payable in full on June 5, 2015. Obligations under the Agreement bore interest on the outstanding daily balance thereof at the bank's prime rate plus 0.5% (3.75% at December 31, 2014). Amounts owed are secured by a first priority security interest in all of the Company's assets, excluding intellectual property. The Agreement is subject to certain reporting and financial covenants which, if not met, could constitute an event of default. As of December 31, 2013 and 2014, the balance outstanding on the line of credit was $0 and $1.9 million, respectively. In February 2015, the Agreement was amended and restated, at which time the balance outstanding on the line of credit was $2.1 million.

        In February 2015, the Company and its primary bank executed an Amended and Restated Revolving Credit and Term Loan Agreement (the Amended Agreement) which provides for a $5.0 million senior secured term loan, a $5.0 million senior secured draw-to term loan and an $8.0 million senior secured revolving credit facility. Amounts owed under the Amended Agreement are secured by a first priority security interest in all of the Company's assets, excluding intellectual property. The Agreement is subject to certain reporting and financial covenants which, if not met, could constitute an event of default.

        On the closing date, the Company received $5.0 million cash under the senior secured term loan and immediately paid off the $2.1 million balance outstanding on the line of credit. This loan requires quarterly principal payments of $0.4 million over a three-year period beginning May 1, 2016. The senior secured draw-to term loan is available through February 23, 2016 for advances up to an aggregate of $5.0 million, and it requires quarterly principal payments equal to 1/12 of the aggregate principal amount over a three-year period beginning May 1, 2016. As of March 31, 2015, the Company had drawn $2.0 million under the draw-to term loan. The senior secured term loan and draw-to term loan mature and are required to be fully paid by February 23, 2019. Advances under the revolving line of credit are limited to the lesser of (i) $8.0 million or (ii) a calculated borrowing base consisting of (a) 80% of eligible accounts receivable plus (b) the lesser of 30% of eligible inventory or $1.5 million. The entire unpaid principal amount plus any accrued but unpaid interest under the revolving line of credit are due and payable in full on February 23, 2017. The Company incurred loan origination fees of $41,000 which was recorded as a loan discount and debt issuance costs of $132,000 which was recorded as a deferred asset. The Company is permitted to make voluntary prepayments of the term and draw-to term loans without prepayment penalty.

        Outstanding balances under the senior secured term loan and senior secured draw-to term loan bear interest on the outstanding daily balance at an annual percentage rate equal to the bank's prime rate plus 2% (5.25% at March 31, 2015). At the Company's option all or a portion of the amounts owed under any of the senior secured term loan and draw-to term loan may be converted into Eurodollar-based advances at an annual percentage rate equal to LIBOR plus 3%. Outstanding

GLAUKOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2015 and thereafter and for the three months ended
March 31, 2014 and 2015 is unaudited)

6. Long-Term Debt (Continued)

balances under the revolving credit facility bear interest on the outstanding daily balance thereof at an annual percentage rate equal to the bank's prime rate plus 1.75%. At the Company's option all or a portion of the amounts owed under the revolving credit facility may be converted into Eurodollar-based advances at an annual percentage rate equal to LIBOR plus 2.75%.

        In connection with the execution of the Amended Agreement, the Company issued warrants to purchase 11,298 shares of common stock at an exercise price of $8.85 per share as more fully described in Note 4.

        The Company accounts for the debt discount and deferred asset utilizing the effective interest method. Amortization of debt discount and the deferred asset to interest expense amounted to $4,000 for the three months ended March 31, 2015 (unaudited).

        The Company's debt balances, including current portions, were as follows (in thousands):

	December 31,
			March 31, 2015
	2013	2014
			(Unaudited)
Senior secured term loan	$—	$—	$5,000
Senior secured draw-to term loan	—	—	2,000
Subordinated notes payable	17,500	17,500	15,407
Unamortized debt discount	—	—	(66)

Total debt	17,500	17,500	22,341
Less current portion of long-term debt	(—)	(8,532)	(8,639)

Total long-term debt	$17,500	$8,968	$13,702

Subordinated Notes Payable in Connection with GMP Vision Solutions

        In January 2007, the Company entered into an agreement (the Original Agreement) with GMP Vision Solutions, Inc. (GMP) to acquire certain in-process research and development. In connection with the agreement, the Company was obligated to make periodic royalty payments equal to a single-digit percentage of revenues received for royalty-bearing products and periodic royalty payments at a higher royalty rate applied to all amounts received in connection with the grant of licenses or sublicenses of the related intellectual property. There was no related royalty expense recorded in cost of sales in the years ended December 31, 2013 and 2014.

        In December 2012, the Company entered into an agreement with GMP in which it paid GMP $1.0 million for a 90-day option to buy out all remaining royalties payable to GMP. In April 2013, the option expired unexercised, and as provided in the agreement, the $1.0 million payment satisfied the obligation to pay the first $1.0 million in royalties earned beginning on January 1, 2013. The $1.0 million payment was recorded in cost of sales in the year ended December 31, 2012.

        In November 2013, the Company entered into an amended agreement with GMP in which remaining royalties payable to GMP (the Buyout Agreement) were canceled in exchange for the issuance of $17.5 million in promissory notes payable to GMP and a party related to GMP (together,

GLAUKOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2015 and thereafter and for the three months ended
March 31, 2014 and 2015 is unaudited)

6. Long-Term Debt (Continued)

the GMP Note Parties). The GMP notes are collateralized by all of the Company's assets, excluding intellectual property. However, in connection with the Buyout Agreement, the GMP Note Parties entered into agreements with the Company's primary bank pursuant to which any collateralized interests, liens, rights of payment or ability to initiate any enforcement actions in the event of an event of default are subordinate to the rights of the Company's primary bank under the Revolving Line of Credit.

        The Buyout Agreement also calls for a payment of up to $2.0 million in the event of a sale of the Company meeting certain criteria. The promissory notes carry an interest rate of 5% per annum and required monthly interest only payments from November 30, 2013 through December 31, 2014 of $72,900, followed by 24 equal monthly principal and interest payments of $767,700, which began on January 31, 2015, and end on December 31, 2016.

        The Company concluded that the $17.5 million transaction represented the purchase of an intangible asset. The Company estimated a useful life of five years over which the intangible asset will be amortized to cost of sales in the statements of operations, which amortization period was determined after consideration of the projected outgoing royalty payment stream had the agreement not occurred, and the remaining life of the patents obtained in the Original Agreement. After determining that the pattern of future cash flows associated with this intangible asset could not be reliably estimated with a high level of precision, the Company concluded that the intangible asset will be amortized on a straight-line basis over the useful life.

        The following reflects the composition of intangible assets, net (in thousands):

	December 31, 2014	March 31, 2015
		(Unaudited)
Gross amount	$17,500	$17,500
Accumulated amortization	(4,025)	(4,900)

Total	$13,475	$12,600

Weighted average amortization period (in months)	60	60

        In the years ended December 31, 2013 and 2014 and the three months ended March 31, 2014 and 2015 (unaudited), the Company recorded related amortization expense of $0.5 million, $3.5 million, $0.9 million and $0.9 million, respectively, in cost of sales. Estimated amortization expense will be $3.5 million in each of 2015, 2016 and 2017 and $3.0 million in 2018.

7. Stockholders' Equity

  Convertible Preferred Stock

        The Company's convertible preferred stock has been classified as temporary equity in the accompanying consolidated balance sheets in accordance with authoritative guidance. The preferred stock is not redeemable; however, upon certain change in control events that are outside of the Company's control, including liquidation, sale or transfer of control of the Company, holders of the

GLAUKOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2015 and thereafter and for the three months ended
March 31, 2014 and 2015 is unaudited)

7. Stockholders' Equity (Continued)

convertible preferred stock may have the right to receive their liquidation preference under the terms of the Company's certificate of incorporation. Accordingly, the Company is not recognizing any accretion of the value of the convertible preferred stock.

        In July 2001, the Company issued 1.2 million shares of Series A convertible preferred stock (Series A) for cash proceeds of $3.0 million or $2.50 per share.

        Between September 2002 and December 2004, the Company issued 2.3 million shares of Series B convertible preferred stock (Series B) for aggregate cash consideration of $12.5 million or $5.40 per share. In March 2011, the Company issued 10,074 shares of Series B stock valued at $63,000, or $6.25 per share, in connection with the exercise of preferred stock warrants.

        In January 2007, the Company issued 5.7 million shares of Series C convertible preferred stock (Series C) for cash proceeds of $40.0 million or $7.00 per share. In January 2014, the Company issued 0.1 million shares of Series C stock valued at $0.8 million, or $8.00 per share, in connection with the exercise of preferred stock warrants.

        In August 2008, the Company issued 4.6 million shares of Series D convertible preferred stock (Series D) for cash proceeds of $35.0 million or $7.65 per share. In January 2011, the Company issued 0.8 million shares of Series D stock valued at $6.2 million, or $7.65 per share, in connection with the exercise of preferred stock warrants. In June and August 2014, the Company issued 29,333 shares of Series D stock valued at $0.3 million, or $11.375 per share, in connection with the exercise of preferred stock warrants.

        In January 2011, the Company issued 3.5 million shares of Series E convertible preferred stock (Series E) for cash proceeds of $29.5 million or $8.425 per share.

        In January 2013, the Company issued 3.4 million shares of Series F convertible preferred stock (Series F) for $30.0 million, or $8.85 per share. Cash of $19.2 million was paid for 2.2 million Series F shares and a total of $10.8 million in principal and accrued interest due under convertible notes was converted into 1.2 million Series F shares.

        The relative rights, terms, privileges, and restrictions granted to or imposed upon preferred stockholders are described below:

  Dividends

        The holders of Series A, B, C, D, E and F convertible preferred stock are entitled to receive annual noncumulative dividends of $0.20, $0.432, $0.56, $0.612, $0.674 and $0.708 per share, respectively, when and if declared by the Board of Directors, prior and in preference to shareholders of common stock. As of March 31, 2015, no dividends have been declared.

  Liquidation Preference

        In the event of a liquidation of the Company, holders of Series A, B, C, D, E and F preferred stock are entitled to a liquidation preference of $2.50, $5.40, $7.00, $7.65, $8.43 and $8.85 per share, as adjusted for any stock dividends, combinations, or splits with respect to such shares, respectively, and

GLAUKOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2015 and thereafter and for the three months ended
March 31, 2014 and 2015 is unaudited)

7. Stockholders' Equity (Continued)

any declared but unpaid dividends prior and in preference to any distribution of the assets of the corporation. The remaining assets of the Company are to be distributed on a pro rata basis to the holders of the common stock.

  Conversion Rights

        Each share of Series A, B, C, D, E and F preferred stock is convertible at the option of the holder, at any time after the date of issuance, into common stock at the initial conversion rate of one-to-one. The conversion rate is subject to adjustment for antidilution provisions as defined. The Series A, B, C, D, E and F preferred stock will automatically convert into common shares upon the earlier of: (a) the day immediately preceding the closing of an underwritten public offering in which the Company receives $50.0 million or more in gross proceeds or (b) the receipt of consent of the holders of at least 67% of the then outstanding shares of preferred stock, voting together as a single class.

  Voting Rights

        Each share of Series A, B, C, D, E and F preferred stock has voting rights equal to an equivalent number of shares of common stock into which it is convertible. The preferred stockholders are entitled to vote as a separate class under specific circumstances.

        As long as at least 1.4 million shares of preferred stock remain outstanding, the Company must obtain approval from at least 67% of the holders of preferred stock in order to, among other things, alter the certificate of incorporation as related to preferred stock, change the authorized number of shares of preferred stock, acquire a business, or effect a merger, consolidation or sale of assets where the existing stockholders retain less than 51% of the voting stock of the surviving entity.

        In addition to any other vote required by law or the Company's certificate of incorporation, (a) as long as 0.4 million shares of Series E preferred stock are outstanding, the Company must obtain the approval of the holders of a majority of the Series E preferred stock in order to, among other things, alter the certificate of incorporation as it relates to the Series E preferred stock, change the authorized number of shares of Series E preferred stock, sell or license the Company's assets or effect a merger or consolidation where the existing stockholders retain less than 51% of the voting power of the surviving corporation and the stock price is less than $15.30 per share, or take any action that would alter or waive certain liquidation rights of the Series E preferred stock and (b) as long as 0.2 million shares of Series F preferred stock are outstanding, the Company must obtain the approval of the holders of at least 60% of the Series F preferred stock in order to, among other things, alter the certificate of incorporation as it relates to the Series F preferred stock, change the authorized number of shares of Series E preferred stock, sell or license the Company's assets or effect a merger or consolidation where the existing stockholders retain less than 51% of the voting power of the surviving corporation and the stock price is less than $15.30 per share, or take any action that would alter or waive certain liquidation rights of the Series F preferred stock.

GLAUKOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2015 and thereafter and for the three months ended
March 31, 2014 and 2015 is unaudited)

7. Stockholders' Equity (Continued)

  Common Stock

        All common stock issued to-date has primarily been for payment of cash in connection with the founding of the Company or the exercise of stock options.

        In 2013, the Company repurchased at fair market value and placed into treasury 28,000 shares of its common stock that had been acquired in connection with the exercise of a stock option.

  Stock Based Compensation

        The Company has two stock-based compensation plans (the Stock Plans)—the 2001 Stock Plan and the 2011 Stock Plan—that provide for the grant of incentive stock options and nonqualified stock options to employees and nonemployee consultants. Under the 2001 Stock Plan, an aggregate of 4.8 million shares of common stock were reserved for the issuance of stock options; however, the 2001 Stock Plan has expired with respect to granting additional stock options. Under the 2011 Stock Plan, an aggregate of 3.2 million shares of common stock are reserved for the issuance of stock options. The maximum term of stock options granted under the 2011 Stock Plan is 10 years. The options generally vest 25% on the first anniversary of the original vesting date, with the balance vesting monthly over the remaining three years. Stock options are granted at exercise prices at least equal to the fair value of the underlying stock at the date of the grant, as determined by the Company's Board of Directors, taking into consideration periodic appraisals by an independent valuation advisory firm.

        Stock options granted pursuant to the Stock Plans generally permit optionees to elect to exercise unvested options in exchange for restricted common stock. All unvested shares issued upon the early exercise of stock options, so long as they remain unvested, are subject to the Company's right of repurchase at the optionee's original exercise price for a 90-day period beginning on the date that an optionee's service with the Company voluntarily or involuntarily terminates. Consistent with authoritative guidance, early exercises are not considered exercises for accounting purposes. Cash received for the exercise of unvested options is recorded as a liability, which liability is released to equity at each reporting date as the shares vest. During the years ended December 31, 2013 and 2014 and the three months ended March 31, 2014 and 2015 (unaudited), employees exercised options for 0, 55,908, 55,094 and 0 unvested shares, respectively. As of December 31, 2013 and 2014 and March 31, 2015 (unaudited), 4,001, 38,678 and 32,787 shares, respectively, remained subject to a repurchase right. As of December 31, 2013 and 2014 and March 31, 2015 (unaudited), the related liability, which is included in other accrued liabilities in the accompanying consolidated balance sheets, was approximately $15,000, $0.15 million and $0.13 million, respectively.

GLAUKOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2015 and thereafter and for the three months ended
March 31, 2014 and 2015 is unaudited)

7. Stockholders' Equity (Continued)

        The following table summarizes stock option activity:

	Number of Shares Underlying Options (in thousands)	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2012	3,823	$2.28	6.4
Granted	871	4.30
Exercised	(118)	1.38		$359
Canceled/forfeited/expired	(104)	3.80

Outstanding at December 31, 2013	4,472	$2.65	6.2	$9,299
Granted	1,571	7.13
Exercised	(348)	1.98		$1,249
Canceled/forfeited/expired	(38)	4.85

Outstanding at December 31, 2014	5,657	$3.93	6.3	$16,131
Granted (unaudited)	148	7.25
Exercised (unaudited)	(206)	1.25		$1,235
Canceled/forfeited/expired (unaudited)	(16)	6.23

Outstanding at March 31, 2015 (unaudited)	5,583	$4.10	6.3	$19,439

Vested and expected to vest at December 31, 2014	4,414	$2.98	5.4	$16,147
Exercisable at December 31, 2014	3,528	$2.45	4.7	$14,624
Vested and expected to vest at March 31, 2015 (unaudited)	4,334	$3.18	5.5	$19,078
Exercisable at March 31, 2015 (unaudited)	3,437	$2.60	4.7	$17,123

        Intrinsic value is calculated as the difference between the exercise price of the underlying options and the fair value of the common stock for the options that had exercise prices that were lower than the fair value per share of the common stock on the date of exercise.

Valuation and Expense Recognition of Stock-Based Awards

        The Company accounts for the measurement and recognition of compensation expense for all share-based awards made to the Company's employees and nonemployees based on the estimated fair value of the awards.

GLAUKOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2015 and thereafter and for the three months ended
March 31, 2014 and 2015 is unaudited)

7. Stockholders' Equity (Continued)

        The following table summarizes the allocation of stock-based compensation in the accompanying consolidated statements of operations (in thousands):

	Year Ended December 31,		Three Months Ended March 31,
	2013	2014	2014	2015
			(Unaudited)
Cost of Sales	$15	$38	$6	$13
Selling, general & administrative	959	1,118	266	264
Research and development	372	374	102	76

Total	$1,346	$1,530	$374	$353

        The weighted average estimated grant date fair value per share of stock options granted during the years ended December 31, 2013 and 2014 and the three months ended March 31, 2014 and 2015 (unaudited) was $2.53, $4.08, $2.60 and $3.93, respectively. At December 31, 2014 and March 31, 2015 (unaudited), the total unamortized stock-based compensation expense of approximately $2.5 million and $2.7 million (unaudited), respectively, which excludes any expense associated with the performance grants described below, is to be recognized over the stock options' remaining vesting terms of approximately 4.0 years (2.5 years on a weighted average basis) and 4.0 years (2.6 years on a weighted average basis), respectively.

        In July 2014, the Company granted stock options to purchase an aggregate of 1.2 million shares of common stock, which options contain a performance condition such that they only become exercisable in the event that the Company's common stock is listed on a national securities exchange within one year from the date of grant. In accordance with authoritative guidance, the Company has not recorded compensation expense associated with the grants and will not record any associated compensation expense unless and until the performance condition is satisfied. The total unamortized share-based compensation expense for these grants is $4.9 million. If and when the performance condition is satisfied, the Company will record compensation expense over the remainder of the four-year vesting period using the required graded accelerated attribution method, and the Company will immediately recognize cumulative compensation cost for the grants as if the method had been applied since the date of grant.

        The Company uses the Black-Scholes option-pricing model to estimate the fair value of stock-based awards on the date of grant. The determination of fair value using the Black-Scholes option-pricing model is affected by the estimated fair market value per share of the Company's common stock as well as assumptions regarding a number of highly complex and subjective variables, including expected stock price volatility, risk-free interest rate, expected dividends and expected option life and generally requires significant management judgment to determine.

        Risk-free Interest Rate.    The risk-free interest rate is equal to the U.S. Treasury Note interest rate for the comparable term for the expected option life as of the valuation date. If the expected option life is between the U.S. Treasury Note rates of two published terms, then the risk-free interest rate is

GLAUKOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2015 and thereafter and for the three months ended
March 31, 2014 and 2015 is unaudited)

7. Stockholders' Equity (Continued)

based on the straight-line interpolation between the U.S. Treasury Note rates of the two published terms as of the valuation date.

        Expected Dividend Yield.    The expected dividend yield is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends and does not presently plan to pay cash dividends in the foreseeable future.

        Expected Volatility.    The Company does not have publicly traded equity and has a limited operating history and a lack of Company-specific historical and implied volatility data, and therefore has estimated its stock price volatility based upon an index of the historical volatilities of a group of comparable publicly-traded medical device peer companies. The historical volatility data was computed using the historical daily closing prices for the selected peer companies' shares during the equivalent period of the calculated expected term of the Company's share-based awards. The Company will continue to apply this process until a sufficient amount of historical information regarding the volatility of its own stock price becomes available.

        Expected Term.    The Company has concluded that its stock option exercise history does not provide a reasonable basis upon which to estimate expected term, and therefore it uses the simplified method for estimating the expected term of stock option grants. Under this approach, the weighted-average expected term is presumed to be the average of the vesting term and the contractual term of the option.

        Fair Value of Common Stock.    Historically, the fair value of the shares of common stock underlying the stock options has been the responsibility of and determined by the Company's Board of Directors. Because there has been no public market for the Company's common stock, the Board of Directors determined the fair value of common stock at the time of grant of the option by considering a number of objective and subjective factors including independent third-party valuations of the Company's common stock, sales prices of convertible preferred stock to unrelated third parties, operating and financial performance, the lack of liquidity of capital stock and general and industry specific economic outlook, among other factors.

  Stock-Based Awards to Employees

        The weighted-average assumptions used to estimate the fair value of options granted to employees were as follows:

	Year Ended December 31,		Three Months Ended March 31,
	2013	2014	2014	2015
			(Unaudited)
Risk-free interest rate	1.25%	1.91%	1.93%	1.69%
Expected dividend yield	0.0%	0.0%	0.0%	0.0%
Expected volatility	63.1%	60.7%	56.6%	56.6%
Expected term (in years)	6.07	6.07	6.09	6.07

GLAUKOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2015 and thereafter and for the three months ended
March 31, 2014 and 2015 is unaudited)

7. Stockholders' Equity (Continued)

        Forfeiture Rate.    The Company reduces employee share-based compensation expense for estimated forfeitures. Forfeitures are estimated at the time of grant based on historical experience, and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

        The weighted-average per share exercise price of options granted to employees during the years ended December 31, 2013 and 2014 and the three months ended March 31, 2014 and 2015 (unaudited) was $4.30, $7.125, $4.725 and $7.25, respectively.

  Stock-Based Awards to Nonemployees

        The fair values of stock-based awards made to nonemployees are remeasured at the end of the reporting period using the Black-Scholes option pricing model. The expected life for each option is determined based on the time remaining until the expiration of the option as of the date of remeasurement. Compensation expense for these share-based awards is determined by applying the recalculated fair values to the shares that have vested during a period.

        Through March 31, 2015, in conjunction with various consulting agreements, the Company issued options to nonemployees to purchase 835,400 shares of common stock at exercise prices ranging from $0.25 to $7.275 per share. For the years ended December 31, 2013 and 2014, and the three months ended March 31, 2014 and 2015 (unaudited), the Company recorded nonemployee stock-based compensation expense of $0.3 million, $0.3 million, $0.1 million and $0.1 million, respectively.

Common Stock Reserved for Future Issuance

        Common stock reserved for issuance is as follows (in thousands):

	As of December 31, 2014	As of March 31, 2015
		(Unaudited)
Conversion of preferred stock	21,642	21,642
Conversion of preferred stock warrants outstanding	128	128
Conversion of common stock warrants outstanding	—	11
Stock options issued and outstanding—2001 Plan	3,017	2,809
Stock options issued and outstanding—2011 Plan	2,640	2,774
Authorized for future stock awards or option grants	522	388

	27,949	27,752

GLAUKOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2015 and thereafter and for the three months ended
March 31, 2014 and 2015 is unaudited)

8. Income Taxes

        United States and foreign loss before income taxes was as follows (in thousands):

	December 31,
	2013	2014
United States	$(14,207)	$(13,124)
Foreign	(14)	(915)

Total	$(14,221)	$(14,039)

        The provision for income taxes was as follows (in thousands):

	December 31,
	2013	2014
Current:
Federal	$—	$—
State	6	18
Foreign	—	—

	6	18
Deferred:
Federal	—	—
State	—	—
Foreign	—	—

	—	—
Provision for income taxes	$6	$18

        The reconciliations of the U.S. federal statutory tax rate to the combined effective tax rate are as follows:

	Year Ended December 31,
	2013	2014
Statutory rate of tax expense	34.0%	34.0%
State income taxes, net of federal benefit	4.3%	3.3%
Permanent and other items	(0.3)%	(1.9)%
Nondeductible offering costs	—%	(2.8)%
Research credits	9.9%	9.6%
Uncertain tax positions	(12.0)%	(4.7)%
Change in tax rate	(4.8)%	(0.5)%
Valuation allowance	(31.1)%	(35.7)%

Effective tax rate	0.0%	1.3%

GLAUKOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2015 and thereafter and for the three months ended
March 31, 2014 and 2015 is unaudited)

8. Income Taxes (Continued)

        Significant components of the Company's deferred tax assets at December 31, 2013 and 2014 are as follows (in thousands):

	December 31,
	2013	2014
Deferred tax assets:
Net operating loss carryforwards	$40,985	$47,045
Tax credits	2,652	3,306
Depreciation and amortization	15,880	13,714
Other net	1,509	1,967

Total deferred tax assets	61,026	66,032
Valuation allowance	(61,026)	(66,032)

Net deferred tax assets	$—	$—

        Based on the weight of available evidence, management has established a valuation allowance for all of the deferred tax assets due to the uncertainty that the deferred tax assets will be realized. The net increase in the valuation allowance was $4.4 million and $5.0 million for the years ended December 31, 2013 and 2014, respectively.

        At December 31, 2014, the Company had approximately $121.0 million, $104.7 million and $0.9 million of net operating loss carryforwards for federal, state and foreign purposes, respectively, available to offset future taxable income. The federal and state net operating loss carryforwards begin to expire in 2018 and 2015, respectively.

        At December 31, 2014, the Company had federal and state research and development credit carryforwards of $3.9 million and $4.2 million, respectively, which begin to expire in 2020 for federal purposes and carry over indefinitely for state purposes.

        Utilization of the net operating loss and tax credit carryforwards will be subject to annual limitations under Sections 382 and 383 of the Internal Revenue Code of 1986 and similar state provisions due to several ownership changes that have occurred previously or that could occur in the future. These ownership changes will limit the amount of net operating loss and tax credit carryforwards and other deferred tax assets that can be utilized to offset future taxable income and tax. In general, all ownership changes as defined by Section 382 result from transactions increasing ownership of certain stockholders in the stock of the Company by more than 50 percentage points over a three-year period. An analysis was performed by the Company which indicated that several ownership changes have occurred in previous years which created annual limitations on the Company's ability to utilize net operating loss and tax credit carryforwards. Such limitations will result in approximately $0.2 million of tax benefits related to net operating loss and tax credit carryforwards that will expire unused. Accordingly, the related net operating loss and tax credit carryforwards have been removed from deferred tax assets accompanied by a corresponding reduction in the valuation allowance. Due to the existence of the valuation allowance, limitations created by future ownership changes, if any, will not impact the Company's effective tax rate.

GLAUKOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2015 and thereafter and for the three months ended
March 31, 2014 and 2015 is unaudited)

8. Income Taxes (Continued)

        The Company considers all earnings and profits of its foreign subsidiary to be indefinitely reinvested. Due to losses incurred, there are no unrecorded income taxes associated with unrepatriated foreign earnings as of December 31, 2014.

        A reconciliation of the beginning and ending amount of gross unrecognized tax benefits for 2013 and 2014, excluding interest and penalties, is as follows (in thousands):

	December 31,
	2013	2014
Balance at beginning of the year	$1,211	$3,272
Additions (reductions) for tax positions—prior years	1,430	(27)
Additions for tax positions—current year	631	821

Balance at end of the year	$3,272	$4,066

        If the Company did not have a full valuation allowance, the amount that would impact the effective tax rate if the uncertain tax benefits were recognized is $3.3 million.

        The Company's policy is to recognize interest expense and penalties related to income tax matters as a component of income tax expense. There was no accrued interest and penalties associated with uncertain tax positions as of December 31, 2013 and 2014. It is not anticipated that there will be a significant change in the unrecognized tax benefits over the next 12 months.

        Due to the Company's net operating loss carryforwards, its federal and state income tax returns are open to examination by the Internal Revenue Service and state jurisdictions for all years since inception.

        On September 13, 2013, the U.S. Treasury Department released final income tax regulations on the deduction and capitalization of expenditures related to tangible property. These final regulations apply to tax years beginning on or after January 1, 2014, and may be adopted in earlier years. The Company did not early adopt the tax treatment of expenditures to improve tangible property and the capitalization of inherently facilitative costs to acquire tangible property as of January 1, 2013, but adopted this tax treatment as of January 1, 2014. Management determined that the impact of these changes were not material to the Company's consolidated financial position, its results of operations and its footnote disclosures.

9. Employee Benefits

        The Company sponsors a defined contribution plan pursuant to section 401(k) of the United States Internal Revenue Code that allows participating employees to contribute up to 100% of their salary, to an annual maximum of $17,500 in 2014 and $18,000 in 2015 ($23,000 and $24,000 in 2014 and 2015, respectively, for employees over the age of 50). The Company may contribute at its discretion. To date, the Company has only made "qualified nonelective contributions" to maintain compliance with IRS regulations. No plan contributions were made by the Company in 2013 and 2014.

GLAUKOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2015 and thereafter and for the three months ended
March 31, 2014 and 2015 is unaudited)

10. Commitments and Contingencies

        The Company, from time to time, is involved in legal proceedings or regulatory encounters or other matters in the ordinary course of business that could result in unasserted or asserted claims or litigation. At December 31, 2013 and 2014 and for the three months ended March 31, 2015, there were no matters for which the negative outcome was considered probable or estimable, and, as a result, no amounts have been accrued at either date.

Operating leases

        The Company leases office, research and production facilities, and certain office equipment under operating lease agreements that expire at various dates through 2017.

        The facilities lease for 20,800 square feet expires on March 31, 2016, and contains an option for the Company to extend the lease for an additional two years at market rates. The Company recorded deferred rent of $90,000, $57,000 and $48,000 as of December 31, 2013 and 2014 and March 31, 2015 (unaudited), respectively, in conjunction with its facilities lease agreement. On January 1, 2014, the Company commenced a year-to-year lease of 750 square feet of office space in Karlsruhe, Germany. Effective October 1, 2012, the Company subleased 4,992 square feet to DOSE Medical Corporation. See Note 11.

        Rent expense was $0.3 million for each of the years ended December 31, 2013 and 2014 and was $0.1 million for each of the three-month periods ended March 31, 2014 and 2015 (unaudited).

        Future minimum payments under the aforementioned noncancelable operating leases for each of the five succeeding years are as follows (in thousands):

2015	$366
2016	96
2017	—
2018	—
2019	—

$462

Purchase Commitment

        The Company is a party to various purchase arrangements related to components used in production and research and development activities. As of December 31, 2014 and March 31, 2015, the Company had noncancelable, firm purchase commitments with certain vendors totaling approximately $0.8 million and $2.5 million (unaudited), respectively, due within one year. There are no material purchase commitments due beyond one year.

Structured Microsystems, LLC

        Effective March 2012, DOSE Medical Corporation (DOSE) (see Note 11) entered into an agreement with Structured Microsystems (SM) pursuant to which SM agreed to provide development services toward the design of an ophthalmic implant that would provide continuous intraocular pressure

GLAUKOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2015 and thereafter and for the three months ended
March 31, 2014 and 2015 is unaudited)

10. Commitments and Contingencies (Continued)

monitoring. Additionally, the agreement provides for specified success-based regulatory and commercial milestone payments of up to $0.5 million, and royalties ranging from 2% to 4% of revenues received for sales of devices developed in connection with the agreement. Through March 31, 2015, DOSE has paid SM an aggregate of $0.3 million in development fees.

Regents of the University of California

        On December 30, 2014, the Company executed an agreement (the Agreement) with the Regents of the University of California (the Regents) to correct inventorship in connection with a group of the Company's patents (the Patent Rights) and to obtain from the Regents a covenant that it did not and would not claim any right or title to the Patent Rights and will not challenge or assist any others in challenging the Patent Rights. In connection with the Agreement, Glaukos agreed to pay to the Regents the sum of $2.7 million via five payments during the course of 2015, and, beginning with sales on or after January 1, 2015, to pay a low single-digit percentage of worldwide net sales of certain current and future products, including the Company's iStent products, with a required minimum annual payment of $500,000, which obligation shall end on the date that the last of the Patent Rights expires, which is currently expected to be in 2022. The $2.7 million obligation, net of imputed interest of $0.1 million, was accrued as of December 31, 2014 and charged to cost of sales in the year ended December 31, 2014.

11. Variable Interest Entity

        On October 1, 2009, the Company formed a wholly-owned subsidiary, DOSE Medical Corporation. On March 30, 2010, the Company contributed certain assets with a total net book value of $0.2 million to DOSE in exchange for 4.4 million shares of the common stock of DOSE. The assets consisted of property and equipment, intellectual property and technical know-how. Subsequently, all of the shares of common stock of DOSE held by the Company were distributed via a stock dividend to the stockholders of record of the Company as of the close of business on March 31, 2010. On May 6, 2010, Glaukos loaned $1.0 million to DOSE pursuant to a promissory note that carried simple interest at the rate of 8% per annum, and was initially due for repayment on December 31, 2012, which payment date has been extended indefinitely. In addition, through March 31, 2015, Glaukos has provided DOSE the cash required to fund its operations which, together with accrued interest, has been recorded in an intercompany receivable account that is eliminated in consolidation. The total amount owed to Glaukos by DOSE, including the note, all accrued interest, intercompany charges and payables, was $8.0 million, $9.7 million and $10.2 million at December 31, 2013 and 2014 and March 31, 2015 (unaudited), respectively.

        The Company evaluated its relationship with DOSE and determined that it has both the power to direct operations and the right to receive benefits/absorb losses of DOSE that are potentially significant to the Company. Therefore, in accordance with authoritative accounting guidance, the Company has determined that DOSE is a variable interest entity in which Glaukos had a variable interest as of December 31, 2013 and 2014. Accordingly, the accompanying consolidated financial statements include the accounts of DOSE, with all intercompany balances eliminated in consolidation and with the deficit balance of DOSE's net assets reflected as noncontrolling interest.

GLAUKOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2015 and thereafter and for the three months ended
March 31, 2014 and 2015 is unaudited)

11. Variable Interest Entity (Continued)

        In July 2014, the Company entered into a transaction with DOSE pursuant to which it agreed to acquire from DOSE certain assets, including the iDose product line, in exchange for a cash payment of $15.0 million and the elimination of all amounts owed by DOSE to the Company as of the closing date of the transaction, which is contingent upon the successful completion of an initial public offering. In addition to an asset purchase agreement, the parties agreed to an amended and restated patent license agreement and an amended and restated transition services agreement that provides for limited support from the Company for a period of up to three years. Either party can terminate the amended and restated transition services agreement upon adequate written notice.

        The carrying amount and classification of DOSE's assets and liabilities that are included in the accompanying consolidated balance sheets are as follows (in thousands):

	December 31,
			March 31, 2015
	2013	2014
			(Unaudited)
Cash and cash equivalents	$5	$9	$9
Prepaid expenses	31	16	24
Property and equipment, net	356	255	220

Total assets of DOSE	$392	$280	$253

	December 31,
			March 31, 2015
	2013	2014
			(Unaudited)
Accounts payable and accrued liabilities	$89	$160	$188
Liability to Glaukos Corporation	8,019	9,720	10,162

Total liabilities of DOSE	$8,108	$9,880	$10,350

        Consolidation of DOSE's results of operations included the following (in thousands):

	Year Ended December 31,		Three Months Ended March 31,
	2013	2014	2014	2015
			(Unaudited)
Selling, general & administrative	$208	$243	$59	$53
Research and development	1,262	1,557	291	404
Interest expense	141	156	37	41
Income tax provision	—	—	1	—

Net loss of DOSE	$1,611	$1,956	$388	$498

GLAUKOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2015 and thereafter and for the three months ended
March 31, 2014 and 2015 is unaudited)

11. Variable Interest Entity (Continued)

        Consolidation of DOSE's cash flows included the following (in thousands):

	Year Ended December 31,		Three Months Ended March 31,
	2013	2014	2014	2015
			(Unaudited)
Cash used in operating activities	$(1,471)	$(1,271)	$(227)	$(296)
Cash used in investing activities	(108)	(39)	—	—
Cash provided by financing activities	1,569	1,315	228	296

(Decrease) increase in cash and cash equivalents of DOSE	$(10)	$5	$1	$—

12. Business Segment Information

        Operating segments are identified as components of an enterprise about which segment discrete financial information is available for evaluation by the chief operating decision-maker in making decisions regarding resource allocation and assessing performance. The Company operates its business on the basis of one reportable segment—ophthalmic medical devices.

	Year Ended December 31,
			Three Months Ended March 31, 2015
Geographic Net Sales Information (in thousands)	2013	2014
			(Unaudited)
United States	$19,507	$42,932	$13,617
International	1,439	2,655	1,049

Total net sales	$20,946	$45,587	$14,666

	Property and Equipment, net			Depreciation and Amortization			Capital Expenditures
	As of December 31,			Year Ended December 31,			Year Ended December 31,
						Three Months Ended March 31, 2015			Three Months Ended March 31, 2015
			As of March 31, 2015
	2013	2014		2013	2014		2013	2014
			(Unaudited)			(Unaudited)			(Unaudited)
United States	$1,684	$1,784	$1,776	$1,089	$4,149	$1,050	$888	$749	$169
International	182	166	150	68	82	21	8	68	3

Total	$1,866	$1,950	$1,926	$1,157	$4,231	$1,071	$896	$817	$172

13. Subsequent Events (unaudited)

        After review and evaluation, management has concluded that there were no material subsequent events from the balance sheet date of December 31, 2014 through the issuance date of the financial statements, except as noted below.

        In June 2015, the Company entered into a sublease for an approximately 37,700 square foot facility located in San Clemente, California effective September 1, 2015, as well as a five-year lease for these premises that takes effect January 1, 2017 upon expiration of the sublease.

6,000,000 Shares

Common Stock

PROSPECTUS

J.P. Morgan	BofA Merrill Lynch	Goldman, Sachs & Co.

William Blair	Cantor Fitzgerald & Co.

                , 2015

PART II
Information Not Required In The Prospectus

Item 13.    Other Expenses of Issuance and Distribution.

        The following table sets forth an itemization of the various costs and expenses, other than the underwriting discounts and commission, payable by us in connection with the issuance and distribution of the securities being registered hereunder. All of the amounts shown are estimated except for the SEC registration fee and the FINRA filing fee.

Amount to be paid
SEC registration fee	$13,630
FINRA filing fee	18,095
Exchange initial listing fee	150,000
Printing and engraving expenses	250,000
Legal fees and expenses	1,500,000
Accounting fees and expenses	1,100,000
Transfer agent and registrar fees and expenses	10,000
Miscellaneous	158,275
Total	$3,200,000

Item 14.    Indemnification of Directors and Officers.

        Section 145 of the Delaware General Corporation Law, or DGCL, empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that the person acted in good faith and in a manner the person reasonably believed to be in its best interests, and, with respect to any criminal action, had no reasonable cause to believe the person's actions were unlawful. The DGCL further provides that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation's bylaws, any agreement, a vote of stockholders or otherwise. The certificate of incorporation of the registrant to be in effect upon the completion of this offering provides for the indemnification of the registrant's directors and officers to the fullest extent permitted under the DGCL. In addition, the bylaws of the registrant to be in effect upon the completion of this offering require the registrant to fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director, or officer of the registrant, or is or was a director or officer of the registrant serving at the registrant's request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, to the fullest extent permitted by applicable law.

        Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except (1) for any breach of the director's duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for payments of unlawful dividends or unlawful stock repurchases or redemptions or (4) for any transaction from which the director derived an improper personal benefit. The registrant's certificate of incorporation to be in effect upon the completion of this offering provides that the registrant's directors shall not be personally liable to it or its stockholders for monetary damages for breach of fiduciary duty as a director and that if the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of the registrant's directors shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

        Section 174 of the DGCL provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved, or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of our board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts

        As permitted by the DGCL, the registrant has entered into separate indemnification agreements with each of the registrant's directors and certain of the registrant's officers that require the registrant, among other things, to indemnify them against certain liabilities that may arise by reason of their status as directors, officers or certain other employees.

        The registrant expects to obtain and maintain insurance policies under which its directors and officers are insured, within the limits and subject to the limitations of those policies, against certain expenses in connection with the defense of, and certain liabilities that might be imposed as a result of, actions, suits or proceedings to which they are parties by reason of being or having been directors or officers. The coverage provided by these policies may apply whether or not the registrant would have the power to indemnify such person against such liability under the provisions of the DGCL.

        These indemnification provisions and the indemnification agreements entered into between the registrant and the registrant's officers and directors may be sufficiently broad to permit indemnification of the registrant's officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933, as amended, or the Securities Act.

        The underwriting agreement among the registrant and the underwriters filed as Exhibit 1.1 to this registration statement provides for the indemnification by the underwriters of the registrant's directors and officers and certain controlling persons against specified liabilities, including liabilities under the Securities Act with respect to information provided by the underwriters specifically for inclusion in the registration statement.

Item 15.    Recent Sales of Unregistered Securities.

        The following list sets forth information regarding all unregistered securities sold by the registrant since June 1, 2012. No underwriters were involved in the sales and the certificates representing the securities sold and issued contain legends restricting transfer of the securities without registration under the Securities Act or an applicable exemption from registration. The information below includes the effect of a 1 for 2.5 reverse stock split of our common stock and preferred stock effected June 11, 2015.

          (a)   On August 8, 2012, the registrant issued and sold at face value convertible promissory notes in the aggregate principal amount of $4.5 million to a total of 14 accredited investors.

          (b)   On October 2, 2012, the registrant issued and sold convertible promissory notes in the aggregate principal amount of $6.0 million to a total of 11 accredited investors.

          (c)   On January 22, 2013, the registrant issued and sold an aggregate of 3,389,825 shares of its Series F convertible preferred stock at $8.85 per share, for aggregate proceeds of approximately $30.0 million (including the cancellation of indebtedness described under (a) and (b) immediately above), to a total of 20 accredited investors.

          (d)   On June 12, 2014, the registrant issued 24,705 shares of its Series D convertible preferred stock upon the exercise of warrants having an exercise price of $7.65 per share for an aggregate purchase price of approximately $0.2 million.

          (e)   On August 19, 2014, the registrant issued 4,627 shares of its Series D convertible preferred stock upon the exercise of warrants having an exercise price of $7.65 per share for an aggregate purchase price of approximately $0.04 million dollars.

          (f)    On January 9, 2014, the registrant issued an aggregate of 92,857 shares of its Series C convertible preferred stock upon the exercise of warrants for an exercise price of $7.00 per share and 11,606 shares of its Series C convertible preferred stock upon the cashless exercise of warrants having an exercise price of $7.00 per share.

          (g)   On February 23, 2015, the registrant issued warrants to acquire an aggregate 11,298 shares of its common stock at an exercise price of $8.85 per share to its bank lenders, which warrants expire February 23, 2022.

          (h)   From June 1, 2012 to June 23, 2015, the registrant granted to its employees, consultants, directors and other service providers under the registrant's 2011 Stock Plan options to purchase an aggregate of 3,333,163 shares of its common stock at exercise prices ranging from $3.70 to $7.575 per share.

          (i)    From June 1, 2012 through June 23, 2015, the registrant issued an aggregate of 1,351,560 shares of its common stock upon the exercise of options issued to employees, consultants and other service providers under the registrant's 2001 Stock Option Plan and 2011 Stock Plan at exercise prices ranging from $1.00 to $4.725, for aggregate consideration of approximately $2.3 million.

          (j)    On November 29, 2013, the registrant issued 28,000 shares of its common stock upon exercise of an option, which shares were repurchased at fair market value by the registrant on December 10, 2013.

        Unless otherwise indicated, the offers, sales and issuances of the securities described in Items 15(a) through (g) were exempt from registration under the Securities Act under Section 4(a)(2) of the Securities Act and/or Rule 506(b) promulgated under the Securities Act as transactions by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited investor and had adequate access, through employment, business or other relationships, to information about the registrant. No underwriters were involved in the offers, sales and issuances of the securities described in Items 15(a) through (g).

        The offers, sales and issuances of the securities described in Items 15(h) through 15(j) were exempt from registration under the Section 4(a)(2) of the Securities Act and/or Rule 701 promulgated under the Securities Act. The stock options granted and the common stock issued upon the exercise of such options as described in Items 15(h) through 15(j) were issued pursuant to written compensatory plans or arrangements with our employees, consultants, service providers and directors. All recipients either received adequate information about us or had access, through employment or other relationships, to such information. All consultants and service providers were natural persons who provided bona fide services to the registrant or its subsidiaries, which services were not in connection with the offer or sale of securities in a capital raising transaction or directly or indirectly promoting or maintaining a market for the registrant's securities. No underwriters were involved in the offers, sales or issuances of the securities described in Items 15(h) through 15(j).

Item 16.    Exhibits and Financial Statement Schedules.

(a)   Exhibits.

Exhibit number		Description
1.1	**	Form of Underwriting Agreement
3.1	**	Restated Certificate of Incorporation of the Registrant
3.2	**	Certificate of Amendment of Restated Certificate of Incorporation
3.3	**	Certificate of Amendment of Restated Certificate of Incorporation
3.4	**	Form of Restated Certificate of Incorporation, to be effective upon completion of the offering
3.5	**	Bylaws of the Registrant
3.6	**	Form of Amended and Restated Bylaws, to be effective upon completion of the offering
5.1	*	Opinion of Reed Smith LLP
10.1	**	Fourth Amended and Restated Investors' Rights Agreement, dated as of January 25, 2011, by and among the Registrant and the stockholders named therein
10.2	**	Amendment No. 1 to the Fourth Amended and Restated Investors' Rights Agreement, dated as of January 22, 2013, by and among the Registrant and the stockholders named therein
10.3	**	Amendment No. 2 to the Fourth Amended and Restated Investors' Rights Agreement, dated as of July 10, 2014, by and among the Registrant and the stockholders named therein
10.4	**	Third Amended and Restated Voting Agreement, dated as of January 22, 2013, by and among the Registrant and the stockholders named therein
10.5	**	Amendment No. 1 to the Third Amended and Restated Voting Agreement, dated as of July 10, 2014, by and among the Registrant and the stockholders named therein
10.6	**	Form of Warrant to Purchase Series D Preferred Stock
10.7	**	Amendment to Series D Warrants, dated as of July 10, 2014
10.8	**	Form of Director and Executive Officer Indemnification Agreement
10.9	**	2001 Stock Option Plan
10.10	**	Incentive Stock Option Grant and Stock Option Agreement under the 2001 Stock Option Plan
10.11	**	Non-Statutory Stock Option Grant and Stock Option Agreement under the 2001 Stock Option Plan
10.12	**	2011 Stock Plan
10.13	**	Form of Notice of Incentive Stock Option Grant and Stock Option Agreement under the 2011 Stock Plan
10.14	**	Form of Notice of Non-Statutory Stock Option Grant and Stock Option Agreement under the 2011 Stock Plan
10.15	**	2015 Omnibus Incentive Compensation Plan
10.16	**	2015 Employee Stock Purchase Plan

Exhibit number		Description
10.17	**	Thomas W. Burns Offer Letter dated July 10, 2014
10.18	**	Thomas W. Burns Executive Severance and Change in Control Agreement dated July 10, 2014
10.19	**	Chris M. Calcaterra Offer Letter dated July 10, 2014
10.20	**	Chris M. Calcaterra Executive Severance and Change in Control Agreement dated July 10, 2014
10.21	**	Richard L. Harrison Offer Letter dated July 10, 2014
10.22	**	Richard L. Harrison Executive Severance and Change in Control Agreement dated July 10, 2014
10.23	**	Standard Business Park Lease—Multi-Tenant, dated as of November 9, 2009, by and between the Registrant and Laguna Cabot Road Business Park, LP
10.24	**	Second Amendment and Lease Consolidation, dated as of September 30, 2011, by and between the Registrant and Laguna Cabot Road Business Park, LP
10.25	**	Asset Purchase Agreement, dated as of July 10, 2014, by and between the Registrant and DOSE Medical Corporation
10.26	**
Amended and Restated Revolving Credit And Term Loan Agreement, dated as of February 23, 2015, by and between the Registrant and Comerica Bank as Administrative Agent, Sole Lead Arranger and Sole Bookrunner
10.27	**	Form of Swing Line Note
10.28	**	Form of Revolving Credit Note
10.29	**	Form of Term Loan Note
10.30	**	Form of Draw-to Term Loan Note
10.31	**
Amended and Restated Security Agreement dated as of February 23, 2015 by and among the Registrant, and such other entities that become parties thereto, and Comerica Bank as Administrative Agent for an on behalf of the Lenders
10.32	**	Warrant issued to Comerica Bank dated February 23, 2015
10.33	**	Warrant issued to Square 1 Bank dated February 23, 2015
10.34	**	Sublease Agreement made as of June 10, 2015, by and between the Registrant and Boston Scientific Corporation
10.35	**	Standard Industrial/Commercial Single-Tenant Lease—Net , dated as of June 8, 2015, by and between the Registrant and 229 Fabricante, LLC
23.1	*	Consent of Independent Registered Public Accounting Firm
23.2	*	Consent of Reed Smith LLP (included in Exhibit 5.1)
24.1	**	Powers of Attorney (included in signature page to the original filing of the registration statement)

*
Filed herewith.

**
Previously filed.

(b)   Financial statement schedules.

        Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17.    Undertakings.

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Laguna Hills, State of California, on June 23, 2015.

GLAUKOS CORPORATION
By:	/s/ THOMAS W. BURNS Thomas W. Burns Chief Executive Officer and President

        Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to the Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ THOMAS W. BURNS Thomas W. Burns	Chief Executive Officer, President and Director (Principal Executive Officer)	June 23, 2015
/s/ RICHARD L. HARRISON Richard L. Harrison	Treasurer, Chief Financial Officer and Secretary (Principal Accounting and Financial Officer)	June 23, 2015
* William J. Link, Ph.D.	Chairman of the Board	June 23, 2015
* Olav B. Bergheim	Director	June 23, 2015
* Mark J. Foley	Director	June 23, 2015
* David F. Hoffmeister	Director	June 23, 2015
* Gilbert H. Kliman, M.D.	Director	June 23, 2015

Signature	Title	Date

* Paul S. Madera	Director	June 23, 2015
* Robert J. More	Director	June 23, 2015
* Jonathan T. Silverstein	Director	June 23, 2015
* Marc A. Stapley	Director	June 23, 2015
* Aimee S. Weisner	Director	June 23, 2015
*By:	/s/ RICHARD L. HARRISON, ATTORNEY-IN-FACT Richard L. Harrison, Attorney-in-Fact

Exhibit Index

Exhibit number		Description
1.1	**	Form of Underwriting Agreement
3.1	**	Restated Certificate of Incorporation of the Registrant
3.2	**	Certificate of Amendment of Restated Certificate of Incorporation
3.3	**	Certificate of Amendment of Restated Certificate of Incorporation
3.4	**	Form of Restated Certificate of Incorporation, to be effective upon completion of the offering
3.5	**	Bylaws of the Registrant
3.6	**	Form of Amended and Restated Bylaws, to be effective upon completion of the offering
5.1	*	Opinion of Reed Smith LLP
10.1	**	Fourth Amended and Restated Investors' Rights Agreement, dated as of January 25, 2011, by and among the Registrant and the stockholders named therein
10.2	**	Amendment No. 1 to the Fourth Amended and Restated Investors' Rights Agreement, dated as of January 22, 2013, by and among the Registrant and the stockholders named therein
10.3	**	Amendment No. 2 to the Fourth Amended and Restated Investors' Rights Agreement, dated as of July 10, 2014, by and among the Registrant and the stockholders named therein
10.4	**	Third Amended and Restated Voting Agreement, dated as of January 22, 2013, by and among the Registrant and the stockholders named therein
10.5	**	Amendment No. 1 to the Third Amended and Restated Voting Agreement, dated as of July 10, 2014, by and among the Registrant and the stockholders named therein
10.6	**	Form of Warrant to Purchase Series D Preferred Stock
10.7	**	Amendment to Series D Warrants, dated as of July 10, 2014
10.8	**	Form of Director and Executive Officer Indemnification Agreement
10.9	**	2001 Stock Option Plan
10.10	**	Notice of Incentive Stock Option Grant and Stock Option Agreement under the 2001 Stock Option Plan
10.11	**	Notice of Non-Statutory Stock Option Grant and Stock Option Agreement under the 2001 Stock Option Plan
10.12	**	2011 Stock Plan
10.13	**	Form of Notice of Incentive Stock Option Grant and Stock Option Agreement under the 2011 Stock Plan
10.14	**	Form of Notice of Non-Statutory Stock Option Grant and Stock Option Agreement under the 2011 Stock Plan
10.15	**	2015 Omnibus Incentive Compensation Plan
10.16	**	2015 Employee Stock Purchase Plan
10.17	**	Thomas W. Burns Offer Letter dated July 10, 2014
10.18	**	Thomas W. Burns Executive Severance and Change in Control Agreement dated July 10, 2014

Exhibit number		Description
10.19	**	Chris M. Calcaterra Offer Letter dated July 10, 2014
10.20	**	Chris M. Calcaterra Executive Severance and Change in Control Agreement dated July 10, 2014
10.21	**	Richard L. Harrison Offer Letter dated July 10, 2014
10.22	**	Richard L. Harrison Executive Severance and Change in Control Agreement dated July 10, 2014
10.23	**	Standard Business Park Lease—Multi-Tenant, dated as of November 9, 2009, by and between the Registrant and Laguna Cabot Road Business Park, LP
10.24	**	Second Amendment and Lease Consolidation, dated as of September 30, 2011, by and between the Registrant and Laguna Cabot Road Business Park, LP
10.25	**	Asset Purchase Agreement, dated as of July 10, 2014, by and between the Registrant and DOSE Medical Corporation
10.26	**
Amended and Restated Revolving Credit And Term Loan Agreement, dated as of February 23, 2015, by and between the Registrant and Comerica Bank as Administrative Agent, Sole Lead Arranger and Sole Bookrunner
10.27	**	Form of Swing Line Note
10.28	**	Form of Revolving Credit Note
10.29	**	Form of Term Loan Note
10.30	**	Form of Draw-to Term Loan Note
10.31	**
Amended and Restated Security Agreement dated as of February 23, 2015 by and among the Registrant, and such other entities that become parties thereto, and Comerica Bank as Administrative Agent for an on behalf of the Lenders
10.32	**	Warrant issued to Comerica Bank dated February 23, 2015
10.33	**	Warrant issued to Square 1 Bank dated February 23, 2015
10.34	**	Sublease Agreement made as of June 10, 2015, by and between the Registrant and Boston Scientific Corporation
10.35	**	Standard Industrial/Commercial Single-Tenant Lease—Net , dated as of June 8, 2015, by and between the Registrant and 229 Fabricante, LLC
23.1	*	Consent of Independent Registered Public Accounting Firm
23.2	*	Consent of Reed Smith LLP (included in Exhibit 5.1)
24.1	**	Powers of Attorney (included in signature page to the original filing of the registration statement)

*
Filed herewith.

**
Previously filed.